

Kindred Healthcare

2012 ANNUAL REPORT

CONTINUE THE CARE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-14057

KINDRED HEALTHCARE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**61-1323993**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
680 South Fourth Street Louisville, Kentucky	**40202-2412**
(Address of principal executive offices)	**(Zip Code)**

(502) 596-7300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Stock, par value $0.25 per share	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Annual Report on Form 10-K or any amendment of this Annual Report on Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the shares of the registrant held by non-affiliates of the registrant, based on the closing price of such stock on the New York Stock Exchange on June 30, 2012, was approximately $502,000,000. For purposes of the foregoing calculation only, all directors and executive officers of the registrant have been deemed affiliates.

As of January 31, 2013, there were 53,276,447 shares of the registrant's common stock, $0.25 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference from the registrant's 2013 definitive proxy statement, which will be filed no later than 120 days after December 31, 2012.

TABLE OF CONTENTS

PART I

Item 1. *Business*

GENERAL

Kindred Healthcare, Inc. is a healthcare services company that through its subsidiaries operates transitional care ("TC") hospitals, inpatient rehabilitation hospitals ("IRFs"), nursing and rehabilitation centers, assisted living facilities, a contract rehabilitation services business and a home health and hospice business across the United States (collectively, the "Company" or "Kindred"). At December 31, 2012, the Company's hospital division operated 116 TC hospitals and six IRFs in 26 states. The Company's nursing center division operated 223 nursing and rehabilitation centers and six assisted living facilities in 27 states. The Company's rehabilitation division provided rehabilitation services primarily in hospitals and long-term care settings. The Company's home health and hospice division provided home health, hospice and private duty services from 101 locations in ten states. All references in this Annual Report on Form 10-K to "Kindred," "Company," "we," "us," or "our" mean Kindred Healthcare, Inc. and, unless the context otherwise requires, our consolidated subsidiaries.

All financial and statistical information presented in this Annual Report on Form 10-K reflects the continuing operations of our businesses for all periods presented unless otherwise indicated.

Risk Factors. This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See "Item 1A – Risk Factors."

IntegraCare Acquisition. On August 31, 2012, we acquired IntegraCare Holdings, Inc., a provider of home health, hospice and community services which operated 47 locations across Texas for $71 million in cash plus a potential $4 million cash earn out based on 2013 earnings growth (the "IntegraCare Acquisition"). The IntegraCare Acquisition was financed through operating cash flows and proceeds from our ABL Facility (as defined below).

Professional Acquisition. On September 1, 2011, we acquired Professional HealthCare, LLC, a home health and hospice company that operated 27 locations in northern California, Arizona, Nevada and Utah for $51 million in cash (the "Professional Acquisition"). The Professional Acquisition was financed through operating cash flows and proceeds from our ABL Facility.

RehabCare Merger. On June 1, 2011, we completed the acquisition of RehabCare Group, Inc. and its subsidiaries ("RehabCare") (the "RehabCare Merger"). Upon consummation of the RehabCare Merger, each issued and outstanding share of RehabCare common stock was converted into the right to receive 0.471 of a share of our common stock and $26 per share in cash, without interest (the "Merger Consideration"). We issued approximately 12 million shares of our common stock in connection with the RehabCare Merger. The purchase price totaled $963 million and was comprised of $662 million in cash and $301 million of our common stock at fair value. We also assumed $356 million of long-term debt in the RehabCare Merger, of which $345 million was refinanced on June 1, 2011. The operating results of RehabCare have been included in our accompanying consolidated financial statements since June 1, 2011.

At the RehabCare Merger date, we acquired 32 TC hospitals, five IRFs, approximately 1,200 rehabilitation therapy sites of service and 102 hospital-based inpatient rehabilitation units. The RehabCare Merger expanded our service offerings, positioned us for future growth and provided opportunities for significant operating synergies.

In connection with the RehabCare Merger, we entered into a new $650 million senior secured asset-based revolving credit facility (the "ABL Facility") and a new $700 million senior secured term loan facility (the "Term Loan Facility") (collectively, the "Credit Facilities"). We also completed the private placement of

$550 million of senior notes due 2019 (the "Notes"). In 2011, we used proceeds from the Credit Facilities and the Notes to pay the Merger Consideration, repay all amounts outstanding under our and RehabCare's previous credit facilities and to pay transaction costs. The amounts outstanding under our and RehabCare's former credit facilities that were repaid at the RehabCare Merger closing were $390 million and $345 million, respectively.

The Credit Facilities also included an option to increase the credit capacity in an aggregate amount between the two facilities by $200 million. We executed this option to increase the credit capacity by $200 million in October 2012. See note 11 of the notes to consolidated financial statements. In connection with the Credit Facilities and the Notes, we paid $46 million of lender fees related to debt issuance that were capitalized as deferred financing costs during 2011 and paid $13 million of other financing costs that were charged to interest expense during 2011.

See "Part II – Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity" for additional information on the Credit Facilities and the Notes.

Vista Acquisition. On November 1, 2010, we completed the acquisition of five TC hospitals from Vista Healthcare, LLC ("Vista") for a purchase price of $179 million in cash (the "Vista Acquisition"). The Vista Acquisition was financed through operating cash flows and proceeds from our former revolving credit facility.

The Vista Acquisition included four freestanding hospitals and one hospital-in-hospital with a total of 250 beds, all of which are located in southern California. We did not acquire the working capital of Vista or assume any of its liabilities. All of the Vista hospitals were leased at the time of the acquisition.

Spin-off from Ventas. On May 1, 1998, Ventas, Inc. ("Ventas") completed the spin-off of its healthcare operations to its stockholders through the distribution of our former common stock. Ventas retained ownership of substantially all of its real property and leases a portion of such real property to us. In anticipation of the spin-off from Ventas, we were incorporated on March 27, 1998 as a Delaware corporation. For accounting purposes, the consolidated historical financial statements of Ventas became our historical financial statements following the spin-off.

Discontinued Operations

In recent years, we have completed several transactions related to the divestiture of unprofitable hospitals and nursing and rehabilitation centers to improve our future operating results.

For accounting purposes, the operating results of these businesses and the losses or impairments associated with these transactions have been classified as discontinued operations in the accompanying consolidated statement of operations for all periods presented. Assets not sold at December 31, 2012 have been measured at the lower of carrying value or estimated fair value less costs of disposal and have been classified as held for sale in the accompanying consolidated balance sheet. See note 4 of the notes to consolidated financial statements.

HEALTHCARE OPERATIONS

We are organized into four operating divisions: the hospital division, the nursing center division, the rehabilitation division and the home health and hospice division. The expansion of our home health and hospice operations and changes to our organizational structure led us to segregate our home health and hospice business into a separate division on December 31, 2011. Our home health and hospice business was included in the rehabilitation division prior to such date. For more information about our operating divisions, as well as financial information, see "Part II – Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 6 of the notes to consolidated financial statements.

The hospital division operates TC hospitals and IRFs. The nursing center division operates nursing and rehabilitation centers and assisted living facilities. The rehabilitation division provides rehabilitation services primarily in hospitals and long-term care settings. The home health and hospice division provides home health, hospice and private duty services to patients in a variety of settings, including homes, skilled nursing facilities and other residential settings. We believe that the independent focus of each division on the unique aspects of its business enhances its ability to attract patients, residents and non-affiliated customers, improve the quality of its operations and achieve operating efficiencies.

Based upon the authoritative guidance for business segments, our operating divisions represent five reportable operating segments, including (1) hospitals, (2) skilled nursing and rehabilitation centers, (3) skilled nursing rehabilitation services ("SRS"), (4) hospital rehabilitation services ("HRS") and (5) home health and hospice services. The SRS and HRS operating segments are both contained within the rehabilitation division.

COMPETITIVE STRENGTHS

We believe that several competitive strengths support our business strategy, including:

Well-diversified service offerings allow us to Continue the Care® across the post-acute continuum. Through our organic development and acquisitions, we have created a well-diversified portfolio of service offerings. Kindred operates the largest network of TC hospitals and IRFs and is the largest operator of skilled nursing contract rehabilitation therapy services in the United States. We also are the fourth largest operator of skilled nursing and rehabilitation centers in the United States. The IntegraCare and Professional Acquisitions also significantly increased the scale of our home health and hospice operations. This array of services across our four operating divisions creates multiple earnings streams and avenues for growth and development, and further allows us to coordinate and manage the continuum of care for our patients, reduce lengths of stay, implement physician services strategies and prevent avoidable re-hospitalizations.

Uniquely positioned for bundled or episodic payment environment. As healthcare reform continues to be implemented, we believe that healthcare providers that can operate with scale across the continuum of care will have a competitive advantage in an episodic payment environment. Our diversified service offerings across our four operating divisions enable us to do this effectively and to participate with other healthcare providers in determining the most appropriate setting for patients as they continue their care throughout a post-acute episode. As a leading provider in four critical segments of the post-acute continuum, we are uniquely positioned to deliver the right care at the right site of service. We also are positioned to become a valuable partner to short-term acute care hospitals and managed care organizations, which are seeking to increase care coordination, reduce lengths of stay, more effectively manage healthcare costs and develop new care delivery and payment models.

Strong asset base including owned real estate. We have been focused on adding high quality assets to our balance sheet through opportunistic acquisitions and development of TC hospitals and transitional care centers in our skilled nursing and rehabilitation centers. We own the real estate of 24 TC hospitals, one IRF, 25 nursing and rehabilitation centers and two assisted living facilities, a significant increase from the 16 facilities we owned in 2006.

Strong cash flow generation. We have demonstrated the ability to generate strong operating cash flows in a highly regulated environment. Our operating cash flows offer opportunities to fund our acquisition and development strategies, as well as reduce our leverage over time.

Proven and experienced management team. We have an industry leading management team with strong executive leadership and experience in executing and integrating strategic acquisitions. Paul J. Diaz, Chief Executive Officer, has over 20 years experience in the healthcare industry. We believe our management team has demonstrated the ability to adapt and respond to an unpredictable healthcare environment.

OUR STRATEGY

We believe that we are the largest diversified post-acute healthcare provider in the United States, and accordingly, are well-positioned to grow and succeed in what will be an increasingly integrated healthcare delivery system. The core of our strategy is to provide superior clinical outcomes and quality care with an approach that is patient-centered and focused on lowering costs by reducing lengths of stay in short-term acute care hospitals and transitioning patients to their homes at the highest possible level of function, thereby preventing avoidable re-hospitalizations.

The key elements of our operating strategy include:

Provide quality, clinical-based care. We are committed to maintaining and improving the quality of our patient care by dedicating appropriate resources at each facility and continuing to refine our clinical initiatives and objectives. We also have implemented technology enhancements and clinical protocols that promote best practices.

Improve operating efficiency. We are continually focused on improving operating efficiency and controlling costs, while maintaining quality patient care, by standardizing key operating procedures and optimizing the skill mix of our staff based upon the clinical needs of each patient or resident. We have implemented specialized programs and technology enhancements to improve our quality and to make our care givers more efficient. We have additionally implemented a Company-wide program to re-engineer processes, improve efficiencies and focus on the provision of shared services across our divisions.

Grow through development of Integrated Care Markets. Our operating divisions are increasingly focused on enabling our patients to Continue the Care® during an episode of care at a Kindred facility or site of service in markets where we operate multiple facilities or sites of service. We have designated 21 markets across the country as current or potential Integrated Care Markets. These Integrated Care Markets allow our care givers to coordinate and manage the continuum of care for our patients, as well as implement physician services strategies. The Integrated Care Markets provide opportunities to improve quality and patient satisfaction, lower hospital readmissions, increase volumes and lower costs.

During the last few years, we have focused our development activities on expanding our Integrated Care Markets. In addition to the home health and hospice transactions discussed below, we opened a new TC hospital in Seattle with 50 licensed beds in November 2011 and a 30 bed co-located sub-acute unit in that hospital in February 2012. We opened a replacement TC hospital in Charleston, South Carolina with 59 licensed beds and a 35 bed co-located sub-acute unit in December 2012. We also completed the construction of a new freestanding IRF with 46 licensed beds in Humble, Texas in February 2012, opened a newly constructed, freestanding replacement IRF with 50 licensed beds in Austin, Texas in May 2012, and opened a new transitional care center with 120 licensed beds in Indianapolis, Indiana in May 2011. We currently have new transitional care centers under development in Las Vegas, Nevada with 150 licensed beds and in Indianapolis, Indiana with 100 licensed beds.

Expand presence in home health and hospice business. We continue to expand our presence in the home health and hospice business, and now provide services in ten states through 101 locations. In August 2012, we completed the IntegraCare Acquisition, which significantly expanded the scope of our operations into Texas. In September 2011, we completed the Professional Acquisition, which expanded the scope of our operations in northern California, Arizona, Nevada and Utah. We intend to continue expanding our home health and hospice operations through additional acquisitions, joint ventures and de novo site development, particularly in our Integrated Care Markets.

Reposition assets and management time to higher margin growth businesses. We intend to concentrate our efforts on higher margin businesses such as home health and hospice and contract rehabilitation. In addition, we continue to allocate capital to the development of TC hospitals, IRFs and transitional care centers, particularly in our Integrated Care Markets. We also are accelerating our strategy of exiting unprofitable and non-strategic facilities outside of our Integrated Care Markets through asset sales and the expiration of lease renewals. We previously announced the planned divestiture during 2013 of 54 nursing and rehabilitation centers currently leased from Ventas. In 2013, we expect to explore other divestiture opportunities of additional TC hospitals and nursing and rehabilitation centers in non-strategic markets. Additionally, 86 nursing and rehabilitation centers and 22 TC hospitals leased from Ventas are up for renewal in April 2015. The renewal process for these facilities will begin in October 2013.

Grow through selective acquisitions. We seek growth opportunities through strategic acquisitions in selected target markets, particularly where an acquisition, such as the RehabCare Merger, the IntegraCare Acquisition and the Professional Acquisition, may assist us in scaling our operations more rapidly and efficiently than internal growth. In 2011, our acquisition of RehabCare significantly expanded the scope of our hospital and rehabilitation operations, as well as added IRFs to our post-acute continuum. In 2012 and 2011, we completed the IntegraCare Acquisition and the Professional Acquisition, respectively, both of which significantly expanded our home health and hospice operations.

Participate and invest in new integrated care delivery and payment models. We are actively seeking to participate in accountable care organizations and bundled payment demonstrations with health systems, physician groups and managed care providers to demonstrate our value proposition to these payors and referral sources.

Increase patient and resident volumes, particularly commercial patients. We continue to expand our sales and marketing functions in our hospital and nursing center divisions to grow same-facility admissions and to take advantage of available capacity. Given the relatively higher reimbursement rates from commercial insurers as a group, as compared to Medicare and Medicaid, we continue to focus on expanding our relationships with insurers and enhancing their understanding of our services and promoting our value proposition in order to increase commercial patient volume. Since 2009, we have grown our annual non-government admissions in our hospitals by approximately 55% and increased our non-government patient days in our nursing and rehabilitation centers by approximately 5%. We believe that our expanded service offerings and scope of operations will be attractive to commercial payors.

Continue growing our rehabilitation division through business development and external contract sales. Our rehabilitation division focuses on the enhancement of rehabilitation programs for our customers and the expansion of our business in strategic markets. We strive to increase our market share by demonstrating our value proposition to customers in areas of clinical excellence and programming, staff recruiting and retention, regulatory and reimbursement support, census development and committed customer service.

Continue effective recruiting and retention of qualified therapists. Our rehabilitation division continuously strives to recruit and retain qualified therapists in an industry-wide employment environment characterized by a shortage of qualified personnel. We offer competitive incentive and recognition programs for our therapists and have increased our recruiting infrastructure to reduce open positions, decrease contract labor and improve productivity. We also promote continuing education opportunities to enhance the personal knowledge and growth of our therapists and encourage our therapists' participation in nurturing a culture of quality and customer service.

HOSPITAL DIVISION

Our hospital division provides long-term acute care services to medically complex patients through the operation of a national network of 116 TC hospitals with 8,382 licensed beds and six IRFs with 259 licensed beds in 26 states as of December 31, 2012. We operate the largest network of TC hospitals and IRFs in the United States based upon number of facilities. Our TC hospitals are certified as long-term acute care ("LTAC") hospitals under the Medicare program.

As a result of our commitment to the hospital business, we have developed a comprehensive program of care for medically complex patients that allows us to deliver high quality care in a cost-effective manner. A number of our hospitals also provide skilled nursing, sub-acute and outpatient services. Outpatient services may include diagnostic services, rehabilitation therapy, CT scanning, one-day surgery and laboratory.

In our TC hospitals, we treat medically complex patients, including the critically ill, suffering from multiple organ system failures, most commonly of the cardiovascular, pulmonary, kidney, gastro-intestinal and cutaneous (skin) systems. In particular, we have a core competency in treating patients with cardio-pulmonary disorders, skin and wound conditions, and life-threatening infections. Prior to being admitted to one of our TC hospitals, many of our patients have undergone a major surgical procedure or developed a neurological disorder following head and spinal cord injury, cerebrovascular incident or metabolic instability. Our expertise lies in the ability to simultaneously deliver comprehensive and coordinated medical interventions directed at all affected organ systems, while maintaining a patient-centered, integrated care plan. Medically complex patients are characteristically dependent on technology for continued life support, including mechanical ventilation, total parenteral nutrition, respiratory or cardiac monitors and kidney dialysis machines. During 2012, the average length of stay for patients in our hospitals was approximately 27 days.

Our TC hospital patients generally have conditions that require a high level of monitoring and specialized care, yet may not need the services of a traditional intensive care unit. These patients are not clinically appropriate for admission to other post-acute settings because their severe medical conditions are periodically or chronically unstable. By providing a range of services required for the care of medically complex patients, we believe that our TC hospitals provide our patients with high quality, cost-effective care.

Our TC hospitals employ a comprehensive program of care for their patients that draws upon the talents of interdisciplinary teams, including physician specialists. The teams evaluate patients upon admission to determine treatment programs. Our hospital division has developed specialized treatment programs focused on the needs of medically complex patients. In addition to traditional medical services, our TC hospital patients receive individualized treatment plans, which may include rehabilitation, skin integrity management and clinical pharmacology services. Where appropriate, the treatment programs may involve the services of several disciplines, such as pulmonary medicine, infectious disease and physical medicine.

Our IRFs provide services to patients who require intensive inpatient rehabilitative care. Our IRF patients typically experience significant physical disabilities due to various medical and physical conditions, such as head injury, spinal cord injury, stroke, hip fractures, certain orthopedic problems, and neuromuscular disease, and require rehabilitative healthcare services in an inpatient setting. Our nurses and physical, occupational, and speech therapists work with physicians with the goal of returning patients to home and work. Patient care is provided by nursing and therapy staff as directed by physician orders. Our IRFs provide an interdisciplinary approach to treatment that leads to a higher level of care and superior outcomes. The medical, nursing, therapy, and ancillary services provided by our IRFs comply with local, state, and federal regulations, as well as other accreditation standards.

Selected Hospital Division Operating Data

The following table sets forth certain operating and financial data for the hospital division (dollars in thousands, except statistics):

	Year ended December 31,		
	2012	2011	2010
Revenues	$2,927,495	$2,531,448	$1,959,738
Operating income	$ 600,649	$ 488,201	$ 360,369
Hospitals in operation at end of period	122	123	88
Licensed beds at end of period	8,641	8,614	6,777
Admissions	69,016	59,869	45,225
Patient days	1,883,742	1,670,551	1,372,363
Average length of stay	27.3	27.9	30.3
Revenues per admission	$ 42,418	$ 42,283	$ 43,333
Revenues per patient day	$ 1,554	$ 1,515	$ 1,428
Medicare case mix index (discharged patients only)	1.16	1.18	1.20
Average daily census	5,147	4,577	3,760
Occupancy %	65.0	65.0	65.1
Annualized employee turnover %	20.1	20.3	22.0
Assets at end of period	$2,140,185	$2,056,103	$1,100,138
Capital expenditures:			
Routine	$ 38,272	$ 46,393	$ 36,967
Development	42,265	67,321	41,140

The term "operating income" is defined as earnings before interest, income taxes, depreciation, amortization, rent and corporate overhead. Segment operating income excludes impairment charges and transaction costs. A reconciliation of "operating income" to our consolidated results of operations is included in note 6 of the notes to consolidated financial statements. The term "licensed beds" refers to the maximum number of beds permitted in a facility under its license regardless of whether the beds are actually available for patient care. "Patient days" refers to the total number of days of patient care provided for the periods indicated. "Average length of stay" is computed by dividing each facility's patient days by the number of admissions in the respective period. "Medicare case mix index" is the sum of the individual patient diagnostic related group weights for the period divided by the sum of the discharges for the same period. "Average daily census" is computed by dividing each facility's patient days by the number of calendar days in the respective period. "Occupancy %" is computed by dividing average daily census by the number of operational licensed beds, adjusted for the length of time each facility was in operation during each respective period. "Annualized employee turnover %" is calculated by dividing full-time and part-time terminations by the active employee count at the beginning of the year. Routine capital expenditures include expenditures at existing facilities that generally do not result in the expansion of services. Development capital expenditures include expenditures for the development of new facilities or the expansion of services or capacity at existing facilities.

Sources of Hospital Revenues

The hospital division receives payment for its services from third party payors, including government reimbursement programs such as Medicare and Medicaid and non-government sources such as Medicare Advantage, commercial insurance companies, health maintenance organizations, preferred provider organizations and contracted providers. Patients covered by non-government payors generally are more profitable to the hospital division than those covered by the Medicare and Medicaid programs. The following table sets forth the approximate percentages of our hospital division admissions, patient days and revenues derived from the payor sources indicated:

	Medicare			Medicaid			Medicare Advantage			Commercial insurance and other		
Year ended December 31,	Admissions	Patient days	Revenues	Admissions	Patient days	Revenues	Admissions	Patient days	Revenues	Admissions	Patient days	Revenues
2012	67%	61%	62%	6%	10%	6%	11%	11%	10%	16%	18%	22%
2011	66	60	60	8	11	8	9	10	10	17	19	22
2010	64	56	56	9	13	9	9	10	10	18	21	25

For the year ended December 31, 2012, revenues of the hospital division totaled approximately $2.9 billion or 45% of our total revenues (before eliminations). For more information regarding the reimbursement for our hospital services, see "– Governmental Regulation – Hospital Division – Overview of Hospital Division Reimbursement."

Hospital Facilities

The following table lists by state the number of TC hospitals and IRFs and related licensed beds we operated as of December 31, 2012:

		Number of facilities			
State	Licensed beds	Owned by us	Leased from Ventas (2)	Leased from other parties	Total
Arizona	167	–	2	1	3
California	1,097	5	5	5	15
Colorado	105	–	1	1	2
Florida (1)	745	2	6	2	10
Georgia (1)	117	–	–	2	2
Illinois (1)	625	1	4	2	7
Indiana	221	1	1	2	4
Kentucky (1)	414	–	1	1	2
Louisiana	218	–	1	1	2
Massachusetts (1)	566	3	2	1	6
Michigan (1)	77	–	–	1	1
Missouri (1)	335	1	2	2	5
Nevada	222	1	1	1	3
New Jersey (1)	117	–	–	3	3
New Mexico	61	–	1	–	1
North Carolina (1)	124	–	1	–	1
North Dakota	72	–	–	2	2
Ohio	309	2	–	3	5
Oklahoma	153	–	1	2	3
Pennsylvania	443	2	2	4	8
South Carolina (1)	94	1	–	–	1
Tennessee (1)	109	–	1	1	2
Texas	1,988	3	6	21	30
Virginia (1)	60	1	–	–	1
Washington (1)	140	2	–	–	2
Wisconsin	62	–	–	1	1
Totals	8,641	25	38	59	122

(1) These states have certificate of need regulations. See "– Governmental Regulation – Federal, State and Local Regulations."

(2) See "– Master Lease Agreements."

Quality Assessment and Improvement

The hospital division maintains a clinical outcomes and customer service program which includes a review of its patient population measured against utilization and quality standards, clinical outcomes data collection and patient/family, employee and physician satisfaction surveys. In addition, our hospitals have integrated quality assurance and improvement programs administered by a director of quality management, which encompass quality improvement, infection control and risk management. The objective of these programs is to ensure that patients are managed appropriately in our hospitals and that quality healthcare is provided in a cost-effective manner.

The hospital division has implemented a program whereby its TC hospitals and IRFs are reviewed by internal quality auditors for compliance with standards of the Joint Commission or the American Osteopathic Association (the "AOA"). The purposes of this internal review process are to: (1) ensure ongoing compliance with industry recognized standards for hospitals, (2) assist management in analyzing each hospital's operations and (3) provide consulting and educational programs for each hospital to identify opportunities to improve patient care.

Hospital Division Management and Operations

Each of our TC hospitals has a fully credentialed, multi-specialty medical staff to meet the needs of the medically complex, long-term acute patient. Our TC hospitals offer a broad range of physician services including pulmonology, internal medicine, infectious diseases, neurology, nephrology, cardiology, radiology and pathology. In addition, our TC hospitals have a multi-disciplinary team of healthcare professionals, including a professional nursing staff trained to care for long-term acute patients, respiratory, physical, occupational and speech therapists, pharmacists, registered dietitians and social workers, to address the needs of medically complex patients.

Each TC hospital utilizes a pre-admission assessment system to evaluate clinical needs and other information in determining the appropriateness of each potential patient admission. After admission, each patient's case is reviewed by the TC hospital's interdisciplinary team to determine a care plan. Typically, and where appropriate, the care plan involves the services of several disciplines, such as pulmonary medicine, infectious disease and physical medicine.

A hospital chief executive officer or administrator supervises and is responsible for the day-to-day operations at each of our hospitals. Each hospital (or network of hospitals) also employs a chief financial or accounting officer who monitors the financial matters of such hospital or network. In addition, each hospital (or network of hospitals) employs a chief clinical officer to oversee the clinical operations and a director of quality management to oversee our quality assurance programs. We provide centralized administrative services in the areas of information systems, reimbursement guidance, state licensing and Medicare and Medicaid certification and maintenance support, as well as legal, finance, accounting, purchasing, human resources management and facilities management support to each of our hospitals. We believe that this centralization improves efficiency, promotes the standardization of certain processes and allows staff in our hospitals to focus more attention on quality patient care.

A division president and a chief financial officer manage the hospital division. The operations of the hospital division are divided into three regions, each headed by a senior officer of the division who reports to the division president. The clinical issues and quality concerns of the hospital division are managed by the division's chief medical officer and senior vice president of clinical operations. The sales and marketing efforts for the division are led by district and regional sales leaders, who in turn report to our senior vice president of enterprise sales.

Hospital Division Competition

In each geographic market that we serve, there are generally several competitors that provide similar services to those provided by our hospital division. In addition, several of the markets in which the hospital division operates have other LTAC hospitals and IRFs that provide services comparable to those offered by our hospitals. Certain competing hospitals are operated by not-for-profit, non-taxpaying or governmental agencies, which can finance capital expenditures on a tax-exempt basis and receive funds and charitable contributions unavailable to our hospital division.

Competition for patients covered by non-government reimbursement sources is intense. The primary competitive factors in the LTAC hospital and IRF business include quality of services, charges for services and responsiveness to the needs of patients, families, payors and physicians. Other companies have entered the LTAC hospital and IRF business with licensed hospitals that compete with our hospitals. The competitive position of any LTAC hospital and IRF also is affected by the ability of its management to negotiate contracts with purchasers of, and to receive referrals from, group healthcare services, including managed care companies, preferred provider organizations and health maintenance organizations. Such organizations attempt to obtain discounts from established charges, as well as to limit their overall expenditures by compressing average lengths of stay. The importance of obtaining contracts with preferred provider organizations, health maintenance organizations and other organizations that finance healthcare varies from market to market, depending on the number and market strength of such organizations.

NURSING CENTER DIVISION

Our nursing center division provides quality, cost-effective care through the operation of a national network of 223 nursing and rehabilitation centers (27,142 licensed beds) and six assisted living facilities (341 licensed beds) located in 27 states as of December 31, 2012. We are the fourth largest operator of nursing and rehabilitation centers in the United States based upon number of facilities. Through our nursing and rehabilitation centers, we provide short stay patients and long stay residents with a full range of medical, nursing, rehabilitative, pharmacy and routine services, including daily dietary, social and recreational services.

Consistent with industry trends, patients and residents admitted to our nursing and rehabilitation centers arrive with greater medical complexity and require a more extensive and costly level of care. This is particularly true with our Medicare population for whom the average length of stay in 2012 was 32 days. To appropriately care for a higher acuity short stay patient population and a more frail and unstable long stay resident population, we have improved the delivery of the clinical and hospitality services offered to our patients and residents by adjusting the level of clinical and hospitality staffing, assisting physician oversight through the selective use of nurse practitioners, enhancing nursing skills via ongoing education and competency evaluations and improving clinical case management through the employment of clinical case managers.

We also monitor and enhance the quality of care and customer service at our nursing and rehabilitation centers through the use of performance improvement committees and family satisfaction surveys. Our performance improvement committees oversee resident healthcare needs and resident and staff safety. Physician medical directors serve on these committees and advise on healthcare policies and practices. We regularly conduct surveys of residents and their families, and these surveys are reviewed by our performance improvement committees at each center to promote quality care and customer service. We have also established initiatives to reduce potentially avoidable hospitalizations. The clinical leadership of each center is actively engaged in improving nursing competencies and communication skills, developing specific clinical programs to address acute care needs that may arise on site and working collaboratively with the medical community to coordinate monitoring and treatment.

Substantially all of our nursing and rehabilitation centers are certified to provide services under the Medicare and Medicaid programs. Our nursing and rehabilitation centers have been certified because the quality of our services, accommodations, equipment, safety, personnel, physical environment and policies and procedures meet or exceed the standards of certification set by those programs.

We operate transitional care units at 95 of our nursing and rehabilitation centers. These units within our nursing and rehabilitation centers typically consist of 20 to 50 beds offering skilled nursing services and provide a range of rehabilitation services including physical, occupational and speech therapy to patients recovering from a variety of surgical procedures as well as medical conditions such as stroke, and cardiac and respiratory ailments. Our transitional care units enhance our ability to care for the higher acuity short-term patients typically associated with Medicare, Medicare Advantage and commercial insurance payors.

Several of our nursing and rehabilitation centers provide higher level clinical services focused primarily upon patients arriving for recovery, recuperation and rehabilitation. We refer to these patients as transitional care patients and the nursing and rehabilitation centers capable of providing these higher intensity clinical services as transitional care centers. We currently classify 37 of our nursing and rehabilitation centers as transitional care centers. These transitional care patients are typically associated with Medicare, Medicare Advantage and commercial insurance payors.

At a number of our nursing and rehabilitation centers, we offer specialized programs for residents with Alzheimer's disease and other dementias through our Reflections units. We have developed specific certification criteria for these units. These units are operated by teams of professionals that are dedicated to addressing the unique problems experienced by residents with Alzheimer's disease or other dementias. We believe that we are a leading provider of nursing care to residents with Alzheimer's disease and dementia based upon the specialization and size of our program.

Selected Nursing Center Division Operating Data

The following table sets forth certain operating and financial data for the nursing center division (dollars in thousands, except statistics):

	Year ended December 31,		
	2012	2011	2010
Revenues	$2,148,140	$2,254,099	$2,187,885
Operating income	$ 273,142	$ 338,265	$ 303,418
Facilities in operation at end of period:			
Nursing and rehabilitation centers:			
Owned or leased	219	220	222
Managed	4	4	4
Assisted living facilities	6	6	7
Licensed beds at end of period:			
Nursing and rehabilitation centers:			
Owned or leased	26,657	26,663	26,957
Managed	485	485	485
Assisted living facilities	341	413	463
Patient days (a)	8,237,116	8,496,611	8,675,214
Revenues per patient day (a)	$ 261	$ 265	$ 252
Average daily census (a)	22,506	23,278	23,768
Admissions (a)	78,932	80,794	76,451
Occupancy % (a)	83.2	85.9	87.4
Medicare average length of stay (a,b)	32.0	32.8	34.0
Annualized employee turnover %	39.6	39.2	39.6
Assets at end of period	$ 616,382	$ 638,078	$ 647,355
Capital expenditures:			
Routine	$ 20,764	$ 34,304	$ 37,024
Development	8,057	19,167	26,701

(a) Excludes managed facilities.

(b) Computed by dividing total Medicare discharge patient days by total Medicare discharges.

Sources of Nursing and Rehabilitation Center Revenues

Nursing and rehabilitation center revenues are derived principally from the Medicare and Medicaid programs and private and other payors. Consistent with the nursing center industry, changes in the mix of the patient and resident population among these categories significantly affect the profitability of our nursing and rehabilitation center operations. Although higher acuity patients generally produce the most revenue per patient day, profitability with respect to higher acuity patients is impacted by the costs associated with the higher level of nursing care and other services generally required. In addition, these patients usually have a significantly shorter length of stay.

The following table sets forth the approximate percentages of nursing and rehabilitation center patient days and revenues derived from the payor sources indicated:

Year ended December 31,	Medicare		Medicaid		Medicare Advantage		Private and other	
	Patient days	Revenues	Patient days	Revenues	Patient days	Revenues	Patient days	Revenues
2012	16%	33%	59%	41%	5%	7%	20%	19%
2011	17	36	58	38	5	7	20	19
2010	16	35	60	40	4	7	20	18

For the year ended December 31, 2012, revenues of the nursing center division totaled approximately $2.2 billion or 33% of our total revenues (before eliminations). For more information regarding the reimbursement for our nursing and rehabilitation center services, see "– Governmental Regulation – Nursing Center Division – Overview of Nursing Center Division Reimbursement."

Nursing and Rehabilitation Center Facilities

The following table lists by state the number of nursing and rehabilitation centers and assisted living facilities and related licensed beds we operated as of December 31, 2012:

		Number of facilities				
State	Licensed beds	Owned by us	Leased from Ventas (2)	Leased from other parties	Managed	Total
Alabama (1)	464	–	2	1	–	3
Arizona	562	–	3	1	–	4
California	2,381	4	6	10	–	20
Colorado	460	–	4	–	–	4
Connecticut (1)	522	–	5	–	–	5
Georgia (1)	520	–	4	–	–	4
Idaho	695	1	7	–	–	8
Indiana	3,662	10	13	2	–	25
Kentucky (1)	1,556	2	10	1	–	13
Maine (1)	756	–	8	2	–	10
Massachusetts (1)	4,765	2	26	12	3	43
Montana (1)	276	–	2	–	–	2
Nevada	174	–	2	–	–	2
New Hampshire (1)	502	–	3	–	–	3
North Carolina (1)	1,939	–	16	2	–	18
Ohio (1)	2,029	5	9	2	–	16
Oregon (1)	205	–	2	–	–	2
Pennsylvania	103	–	1	–	–	1
Rhode Island (1)	187	–	2	–	–	2
Tennessee (1)	1,065	–	3	5	–	8
Texas	405	3	–	–	–	3
Utah	411	–	4	–	–	4
Vermont (1)	294	–	1	–	1	2
Virginia (1)	601	–	4	–	–	4
Washington (1)	656	–	7	–	–	7
Wisconsin (1)	1,922	–	11	1	–	12
Wyoming	371	–	4	–	–	4
Totals	27,483	27	159	39	4	229

(1) These states have certificate of need regulations. See "– Governmental Regulation – Federal, State and Local Regulations."

(2) See "– Master Lease Agreements."

Nursing Center Division Management and Operations

Each of our nursing and rehabilitation centers is managed by a state-licensed executive director who is supported by other professional personnel, including a director of nursing, nursing assistants, licensed practical nurses, staff development coordinator, activities director, social services director, clinical liaisons, admissions coordinator and business office manager. The directors of nursing are state-licensed nurses who supervise our nursing staffs that include registered nurses, licensed practical nurses and nursing assistants. Staff size and composition vary depending on the size and occupancy of each nursing and rehabilitation center, the types of services provided and the acuity level of the patients and residents. The nursing and rehabilitation centers contract with physicians who provide medical director services and serve on performance improvement committees. We provide our nursing and rehabilitation centers with centralized administrative services in the areas of information systems, reimbursement guidance, state licensing and Medicare and Medicaid certification and maintenance support, as well as legal, finance, accounting, purchasing, human resources management and facilities management support. The centralization of these services improves operating efficiencies, promotes the standardization of certain processes and permits our healthcare staff to focus on the delivery of quality care.

Our nursing center division is managed by a division president and a chief financial officer. Our nursing center operations are divided into two geographic regions, each of which is headed by an operational executive vice president. These two operational executive vice presidents report to the division president. The clinical issues and quality concerns of the nursing center division are overseen by the division's chief medical officer with assistance from our regional and district teams. The sales and marketing efforts for the division are led by district and regional sales leaders, who in turn report to our senior vice president of enterprise sales.

Quality Assessment and Improvement

Quality of care is monitored and enhanced by our clinical operations personnel, as well as our performance improvement committees and family satisfaction surveys. Our performance improvement committees oversee resident healthcare needs and resident and staff safety. Additionally, physician medical directors serve on these committees and advise on healthcare policies and procedures. Regional and district nursing professionals visit our nursing and rehabilitation centers periodically to review practices and recommend improvements where necessary in the level of care provided and to ensure compliance with requirements under applicable Medicare and Medicaid regulations. Surveys of residents' families are conducted on a regular basis and provide an opportunity for families to rate various aspects of our service and the physical condition of our nursing and rehabilitation centers. These surveys are reviewed by performance improvement committees at each nursing and rehabilitation center to promote and improve resident care.

The nursing center division provides training programs for nursing center executive directors, business office and other department managers, nurses and nursing assistants. These programs are designed to maintain high levels of quality patient and resident care, with an orientation towards regulatory compliance.

Substantially all of our nursing and rehabilitation centers are certified to provide services under the Medicare and Medicaid programs. A nursing center's qualification to participate in such programs depends upon many factors, such as accommodations, equipment, clinical services, safety, personnel, physical environment and adequacy of policies and procedures.

Nursing Center Division Competition

Our nursing and rehabilitation centers compete with other nursing centers and similar long-term care facilities primarily on the basis of quality of care, reputation, location and physical appearance and, in the case of private payment residents, the charges for our services. Our nursing and rehabilitation centers also compete on a local and regional basis with other facilities providing similar services, including hospitals, extended care centers, assisted living facilities, home health agencies and similar institutions. Some competitors may operate newer facilities and may provide services that we do not offer. Our competitors include government-owned, religious organization-owned, secular not-for-profit and for-profit institutions. Many of these competitors have greater financial and other resources than we do. Although there is limited, if any, price competition with respect to Medicare and Medicaid residents (since revenues received for services provided to these residents are based generally on fixed rates), there is substantial price competition for private payment residents.

REHABILITATION DIVISION

Our rehabilitation division provides rehabilitation services, including physical and occupational therapies and speech pathology services, to residents and patients of nursing centers, acute and LTAC hospitals, outpatient clinics, home health agencies, assisted living facilities, school districts and hospice providers under the name "RehabCare." We are organized into two reportable operating segments: skilled nursing rehabilitation services and hospital rehabilitation services. Our SRS operations provide contract therapy services primarily to freestanding skilled nursing centers. As of December 31, 2012, our SRS segment provided rehabilitative services to 1,726 nursing centers in 44 states. Our HRS operations provide program management and therapy services on an inpatient basis in hospital-based inpatient rehabilitation units, LTAC hospitals, sub-acute (or skilled nursing) units, as well as on an outpatient basis to hospital-based and other satellite programs. As of December 31, 2012, our HRS segment operated 105 hospital-based inpatient rehabilitation units and provided rehabilitation services in 123 LTAC hospitals, 21 sub-acute (or skilled nursing) units, and 119 outpatient clinics.

SRS Operations

Our SRS operations involve therapy management services provided primarily to freestanding skilled nursing centers allowing our customers to fulfill their continuing need for therapists on a full-time or part-time basis without the need to hire and retain full-time staff. As of December 31, 2012, SRS managed 1,726 contract therapy programs. We are the largest contract therapy company in the United States based upon fiscal 2012 revenues of approximately $1.0 billion.

SRS provides specialized rehabilitation programs designed to meet the individual needs of the residents and patients we serve. Our specialized care programs address complex medical needs, such as wound care, pain management, and cognitive retraining, in addition to programs for neurologic, orthopedic, cardiac and pulmonary conditions such as stroke, fractures and other orthopedic conditions. We also provide clinical education and programming which is developed and supported by our clinical experts. These programs are implemented in an effort to ensure clinical practices that support the provision of quality rehabilitation services in accordance with applicable standards of care.

SRS recruits and retains qualified professionals with the clinical expertise to provide quality patient care and measurable rehabilitation outcomes. Our rehabilitation division also provides regulatory guidance and compliance support that benefits our customers and their residents and patients.

HRS Operations

Our HRS operations provide program management and therapy services on an inpatient basis in hospital-based inpatient rehabilitation units, LTAC hospitals, sub-acute (or skilled nursing) units, as well as on an outpatient basis to hospital-based and other satellite programs.

Hospital-based inpatient rehabilitation units. We are a leading operator of hospital-based inpatient rehabilitation units on a contract basis. As of December 31, 2012, we managed or operated 105 hospital-based inpatient rehabilitation units. The hospital-based inpatient rehabilitation units we operate provide high acuity rehabilitation for patients recovering from strokes, orthopedic conditions and head injuries. We establish hospital-based inpatient rehabilitation units in acute care hospitals that have vacant space and unmet rehabilitation needs in their markets. We also work with acute care hospitals that currently operate hospital-based inpatient rehabilitation units to improve the delivery of clinical services to patients by implementing our scheduling, clinical protocol and outcome systems, as well as time management training for existing staff. In the case of acute care hospitals that do not operate hospital-based inpatient rehabilitation units, we review their historical and existing hospital population, as well as the demographics of the geographic region, to determine the optimal size of the proposed hospital-based inpatient rehabilitation units and the potential of the new facility under our management to attract patients and generate revenues sufficient to cover anticipated expenses. Our relationships with these hospitals are customarily in the form of contracts for management services which typically have a term of three to five years.

A hospital-based acute rehabilitation unit within a hospital affords the hospital the ability to offer rehabilitation services to patients who might otherwise be discharged to a setting outside the acute care hospital, thus improving the hospital's ability to provide a full continuum of care and consistency in clinical services and outcomes. A hospital-based acute rehabilitation unit within a hospital typically consists of 20 beds and is staffed with a program director, a rehabilitation physician or medical director, and clinical staff, which may include a psychologist, physical and occupational therapists, a speech/language pathologist, a social worker, a case manager and other appropriate support personnel.

LTAC hospitals. We also provide rehabilitation and program management services, including physical and occupational therapies and speech pathology services, to LTAC hospitals. We provide specialized care programs that support patients with complex medical needs, such as wound care, pain management and cognitive deficits, in addition to programs for neurologic, orthopedic, cardiac and pulmonary recovery. As of December 31, 2012, we operated therapy programs in 123 LTAC hospitals. We also provide LTAC hospitals with clinical education and programming supported by our clinical experts in an effort to ensure that clinical practices support the provision of quality rehabilitation services in accordance with applicable standards of care.

Sub-acute units. As of December 31, 2012, we managed therapy programs in 21 sub-acute (or skilled nursing) units. These hospital-based units provide lower intensity rehabilitation for medically complex patients. Patients' diagnoses typically require long-term care and cover approximately 60 clinical conditions, including stroke, post-surgical conditions, pulmonary disease, cancer, congestive heart failure, burns and wounds. These sub-acute units enable patients to remain in a hospital setting where emergency medical needs can be met quickly as opposed to being sent to a freestanding skilled nursing facility. These types of units are typically located within the acute care hospital and are separately licensed or under the hospital's license as permitted by applicable laws. The hospital benefits by retaining patients who otherwise would be discharged to another setting and by utilizing idle space.

Outpatient therapy programs. We also manage or operate outpatient therapy programs that provide therapy services to patients with a variety of orthopedic and neurological conditions that may be related to work or sports injuries. As of December 31, 2012, we managed or operated 119 hospital-based and satellite outpatient therapy programs. An outpatient therapy program complements the hospital's occupational medicine initiatives and allows therapy to be continued for patients discharged from inpatient rehabilitation facilities and medical/surgical beds. An outpatient therapy program also attracts patients into the hospital and is operated either on the hospital's campus or in satellite locations controlled by the hospital.

We believe our management of outpatient therapy programs enables the efficient delivery of therapy services through our scheduling, clinical protocol and outcome systems, as well as through time management training for our therapy personnel. We also provide our customers with guidance on compliance and quality assurance objectives.

Selected Rehabilitation Division Operating Data

The following table sets forth certain operating and financial data for the rehabilitation division (dollars in thousands, except statistics):

	Year ended December 31,		
	2012	2011	2010
SRS:			
Revenues	$1,010,101	$775,158	$403,755
Operating income	$ 80,663	$ 65,916	$ 33,703
Revenue mix %:			
Company-operated	22	30	56
Non-affiliated	78	70	44
Sites of service (at end of period)	1,726	1,774	635
Revenue per site	$ 584,468	$592,848	$686,480
Therapist productivity %	80.4	80.4	82.0
Assets at end of period	$ 335,197	$425,499	$ 55,781
Routine capital expenditures	$ 2,274	$ 1,700	$ 2,356

	Year ended December 31,		
	2012	2011	2010
HRS:			
Revenues	$293,532	$200,824	$ 83,678
Operating income	$ 69,745	$ 43,731	$ 18,969
Revenue mix %:			
Company-operated	38	42	94
Non-affiliated	62	58	6
Sites of service (at end of period):			
Inpatient rehabilitation units	105	102	1
LTAC hospitals	123	115	91
Sub-acute units	21	25	7
Outpatient units	119	115	12
Other	5	8	4
	373	365	115
Revenue per site	$799,454	$783,412	$777,690
Assets at end of period	$340,668	$347,491	$ 798
Routine capital expenditures	$ 348	$ 238	$ 293
Annualized employee turnover % (SRS and HRS combined)	16.9	16.5	14.4

"Therapist productivity %" is computed by dividing labor minutes related to patient care by total labor minutes for the period.

Sources of Rehabilitation Division Revenues

Our rehabilitation division receives payment for the rehabilitation and program management services it provides to residents, patients and customers. The basis for payment varies depending upon the type of service provided. Customers in the SRS segment generally pay on the basis of a negotiated patient per diem rate or a negotiated fee schedule based upon the type of service rendered. In the HRS segment, our hospital-based acute rehabilitation unit customers generally pay us on the basis of a negotiated fee per discharge. Our LTAC hospital customers pay based upon a negotiated per patient day rate. Our sub-acute rehabilitation customers pay based upon a flat monthly fee or a negotiated fee per patient day. Our outpatient therapy clients typically pay on the basis of a negotiated fee per unit of service. For the year ended December 31, 2012, revenues of the SRS segment totaled approximately $1.0 billion or 15% of our total revenues (before eliminations). For the year ended December 31, 2012, revenues of the HRS segment totaled approximately $294 million or 5% of our total revenues (before eliminations). Approximately 26% of our rehabilitation division revenues (before eliminations) in 2012 were generated from services provided to hospitals and nursing and rehabilitation centers operated by us.

As a provider of services to healthcare providers, trends and developments in healthcare reimbursement will impact our revenues and growth. Changes in the reimbursement provided by Medicare or Medicaid to our customers can impact the demand and pricing for our services. For more information regarding the reimbursement for our rehabilitation services, see "– Governmental Regulation – Rehabilitation Division – Overview of Rehabilitation Division Revenues," "– Governmental Regulation – Hospital Division – Overview of Hospital Division Reimbursement," and "– Governmental Regulation – Nursing Center Division – Overview of Nursing Center Division Reimbursement."

Geographic Coverage

The following table lists by state the number of SRS contracts we serviced as of December 31, 2012:

State	Company-operated	Non-affiliated	Total
Alabama	3	6	9
Arizona	4	5	9
Arkansas	–	5	5
California	21	40	61
Colorado	4	35	39
Connecticut	5	8	13
Delaware	–	1	1
Florida	–	44	44
Georgia	4	18	22
Idaho	8	2	10
Illinois	–	216	216
Indiana	25	28	53
Iowa	–	28	28
Kansas	–	59	59
Kentucky	13	32	45
Maine	8	24	32
Maryland	–	40	40
Massachusetts	42	33	75
Michigan	–	29	29
Minnesota	–	58	58
Missouri	–	243	243
Montana	2	4	6
Nebraska	–	3	3
Nevada	2	2	4
New Hampshire	3	2	5
New Jersey	–	4	4
New Mexico	–	14	14
New York	–	22	22
North Carolina	18	54	72
North Dakota	–	4	4
Ohio	14	49	63

State	Company-operated	Non-affiliated	Total
Oklahoma	–	25	25
Oregon	2	3	5
Pennsylvania	1	66	67
Rhode Island	2	2	4
South Carolina	–	5	5
Tennessee	8	32	40
Texas	3	155	158
Utah	4	–	4
Vermont	2	3	5
Virginia	4	39	43
Washington	7	12	19
Wisconsin	12	47	59
Wyoming	4	–	4
Totals	225	1,501	1,726

The following table lists by state the number of HRS contracts we serviced as of December 31, 2012:

State	Hospital-based inpatient rehab units	LTAC hospitals	Sub-acute units	Outpatient units	Other	Total
Arizona	–	3	1	–	–	4
Arkansas	7	–	1	6	–	14
California	10	16	1	1	–	28
Colorado	–	2	–	–	–	2
Delaware	1	–	–	–	–	1
Florida	–	10	–	5	–	15
Georgia	3	1	2	–	–	6
Illinois	7	6	–	4	1	18
Indiana	11	6	1	4	–	22
Iowa	4	–	–	2	–	6
Kansas	4	–	–	3	–	7
Kentucky	–	2	1	–	–	3
Louisiana	5	3	–	3	–	11
Massachusetts	1	6	1	3	2	13
Michigan	7	2	–	8	–	17
Minnesota	3	–	–	–	–	3
Mississippi	3	–	–	–	–	3
Missouri	6	4	–	5	–	15
Nevada	–	3	–	1	–	4
New Jersey	–	2	1	8	–	11
New Mexico	–	1	–	–	–	1
New York	–	–	–	10	–	10
North Carolina	–	1	1	–	–	2
North Dakota	1	2	–	–	–	3
Ohio	6	8	1	13	–	28
Oklahoma	5	3	2	1	–	11
Pennsylvania	7	8	3	4	–	22
Puerto Rico	1	–	–	–	–	1

State	Hospital-based inpatient rehab units	LTAC hospitals	Sub-acute units	Outpatient units	Other	Total
Rhode Island	1	–	–	2	–	3
South Carolina	1	1	1	–	–	3
Tennessee	2	1	–	–	–	3
Texas	5	28	1	14	2	50
Virginia	1	1	–	21	–	23
Washington	1	2	2	1	–	6
Wisconsin	1	1	–	–	–	2
Wyoming	1	–	1	–	–	2
Totals	105	123	21	119	5	373

Sales and Marketing

The rehabilitation division's sales and marketing efforts are tailored to each of its operating segments. SRS primarily focuses on the outsourcing needs of freestanding skilled nursing facilities, while HRS focuses on the provision of therapy services to IRFs and therapy program management for hospitals. Both SRS and HRS emphasize the broad range of rehabilitation programs, clinical expertise, and competitive pricing that we provide. SRS's new business efforts are led by a divisional vice president of business development and nine directors of business development in geographically defined regions. HRS's new business efforts are led by a divisional vice president of business development and two vice presidents of business development in geographically defined regions.

Rehabilitation Division Management and Operations

A division president and a chief financial officer manage our rehabilitation division. Our operations are divided between the SRS and HRS lines of business. The SRS segment is divided into two geographic areas lead by senior vice presidents who report to the division senior vice president. These senior vice presidents have five to six regional vice presidents reporting to them. The HRS segment is lead by a senior vice president who reports to the division president. The HRS segment is divided into two geographic areas lead by division vice presidents. These areas are further divided into six geographic regions lead by regional vice presidents. In both the SRS and HRS segments, area directors of operations report to the regional vice presidents. Each area director of operations is responsible for the overall management of 15 to 20 on-site program directors. Each of our rehabilitation customers has an on-site program director responsible for managing the therapy operations at such facility. A senior vice president of clinical operations manages the clinical education of our therapists and our quality care initiatives.

We provide our program staff with centralized administrative services in the areas of information systems, reimbursement guidance, professional licensing support, as well as legal, finance, accounting, purchasing, recruiting and human resources management support. The centralization of these services improves operating efficiencies, promotes the standardization of certain processes and permits program staff to focus on the delivery of quality, medically necessary rehabilitation services.

Rehabilitation Division Competition

In the geographic markets that we serve, there are national, regional and local rehabilitation services providers that offer rehabilitation services comparable to ours. A number of our competitors may have greater financial and other resources than we do, may be more established in the markets in which we compete and may be willing to provide services at lower prices. In addition, a number of long-term care facilities and hospitals may elect not to outsource rehabilitation services thereby reducing our potential customer base. While there are several large rehabilitation providers, the market generally is highly fragmented and is primarily comprised of smaller independent providers.

We believe our rehabilitation division generally competes based upon its reputation for providing quality rehabilitation services, state of the art therapy programs, qualified therapists, competitive pricing, outcome management and technology systems.

HOME HEALTH AND HOSPICE DIVISION

Our home health and hospice division provides home health, hospice and private duty services to patients in a variety of settings, including homes, skilled nursing facilities and other residential settings. As of December 31, 2012, our home health and hospice division operated 101 locations in ten states, employing approximately 4,300 care givers to serve the needs of over 8,700 patients on a daily basis. The home health and hospice division generated revenues of approximately $143 million in 2012 or 2% of our total revenues (before eliminations).

Our home health operations offer medical care and other services to patients in their homes or other residential settings. Experienced nurses, therapists and home health aides work with the patient and his or her family members to maximize the patient's ability to handle a wide variety of daily activities and to educate the patient regarding medications and medical conditions. Our services include nursing, physical, occupational and speech therapies, and medical social work.

Our hospice operations provide a family-oriented model of care designed to meet the spiritual, emotional and physical needs of terminally ill patients and their families. Hospice services are provided in the home or in other settings such as nursing centers, assisted living facilities and hospitals. Working in conjunction with a patient's attending physician, our hospice team of professionals develops a plan of care designed to support the patient's individual needs, which may include pain and symptom management, emotional and spiritual counseling, homemaking and dietary services.

Our private duty services include personal care (bathing and grooming), meal preparation, light housekeeping, respite care and transportation.

Selected Home Health and Hospice Division Operating Data

The following table sets forth certain operating and financial data for the home health and hospice division (dollars in thousands, except statistics):

	Year ended December 31,		
	2012	2011	2010
Revenues	$143,340	$ 60,736	$17,522
Operating income (loss)	$ 13,708	$ 3,103	$ (66)
Locations (at end of period)	101	51	15
Annualized employee %	29.5	32.4	36.4
Assets at end of period	$202,156	$104,374	$31,274
Capital expenditures:			
Routine	$ 1,616	$ 164	$ 66
Development	–	1,167	–

Sources of Home Health and Hospice Division Revenues

Home health and hospice division revenues are derived principally from the Medicare and Medicaid programs, private insurers and private pay patients. Medicare reimburses both home health and hospice services under prospective payment systems, which are subject to numerous qualifications, standards and adjustments.

Medicaid reimburses home health and hospice service providers using a number of state specific systems. We often negotiate contract rates of reimbursement with private insurers. Reimbursement under Medicare and Medicaid is subject to frequent change as lawmakers and government regulators seek to balance the need for healthcare services against the constraints of governmental budgets.

The following table sets forth the approximate percentages of home health and hospice division revenues derived from the payor sources indicated:

Year ended December 31,	Medicare	Medicaid	Private insurance	Private pay
2012	67%	9%	3%	21%
2011	69	9	6	16
2010	88	7	2	3

For more information regarding the reimbursement of our home health and hospice division, see "– Governmental Regulation – Home Health and Hospice Division – Overview of Home Health and Hospice Division Reimbursement."

Home Health and Hospice Division Management and Operations

The home health and hospice division is headed by a senior vice president, overseeing a vice president for each of the three regions of the home health and hospice division. In addition, the home health and hospice division has division level compliance, clinical services, finance, operations and human resources executives. The sales and marketing efforts for the home health and hospice division are led by three divisional vice presidents, who in turn report to our senior vice president of enterprise sales.

We provide our home health and hospice operations centralized administrative support in the areas of information systems, reimbursement guidance, licensing support as well as legal, finance, accounting, purchasing and human resources management. The centralization of these services improves operating efficiencies, promotes standardization of processes and enables our healthcare professionals to focus on delivering quality care to our patients.

Home Health and Hospice Division Competition

Our home health and hospice division operates in a highly competitive and significantly fragmented industry. Our competitors include relatively large facility-based providers such as hospitals, nursing centers, and rehabilitation facilities, both for profit and non-profit, and smaller independent local operators. There often are no significant barriers to entry in many of the markets in which our home health and hospice division operates and new providers of home health and/or hospice services may enter into our current and future markets. Many of our competitors may have greater financial and other resources than we do.

Although there is limited, if any, price competition with respect to Medicare and Medicaid patients (since revenues received for services provided to these patients are based generally on fixed rates), there is substantial price competition for private payment patients. We believe our home health and hospice division competes based upon its reputation for providing quality services, competitive prices and for being consistently responsive to the needs of our patients and their families and physicians.

GOVERNMENTAL REGULATION

Medicare and Medicaid

Medicare is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over and certain disabled persons. Medicaid is a medical assistance program administered by each state funded with federal and state funds pursuant to which healthcare benefits are available to certain indigent or disabled patients. Within the Medicare and Medicaid statutory framework, there are substantial areas subject to administrative rulings, interpretations and discretion that may affect payments made under Medicare and Medicaid. A substantial portion of our revenues are derived from patients covered by the Medicare and Medicaid programs.

We could be affected adversely by the continuing efforts of governmental and private third party payors to contain healthcare costs. We cannot assure you that reimbursement payments under governmental and private third party payor programs, including Medicare supplemental insurance policies, will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to these programs. Medicare reimbursement in LTAC hospitals, IRFs and nursing centers is subject to fixed payments under the Medicare prospective payment systems. In accordance with Medicare laws, the Centers for Medicare and Medicaid Services ("CMS") makes annual adjustments to Medicare payment rates in many prospective payment systems under what is commonly known as a "market basket update." Each year, the Medicare Payment Advisory Commission, a commission chartered by Congress to advise it on Medicare payment issues ("MedPAC"), makes payment policy recommendations to Congress for a variety of Medicare payment systems. Congress is not obligated to adopt MedPAC recommendations, and, based upon outcomes in previous years, there can be no assurance that Congress will adopt MedPAC's recommendations in a given year. Medicaid reimbursement rates in many states in which we operate nursing and rehabilitation centers also are based upon fixed payment systems. Generally, these rates are adjusted annually for inflation. However, these adjustments may not reflect the actual increase in the costs of providing healthcare services. In addition, Medicaid reimbursement can be impacted negatively by state budgetary pressures, which may lead to reduced reimbursement or delays in receiving payments. Moreover, we cannot assure you that the facilities operated by us, or the provision of goods and services offered by us, will meet the requirements for participation in such programs.

Recent Regulatory Changes

The Patient Protection and Affordable Care Act and the Healthcare Education and Reconciliation Act

Various healthcare reform provisions became law upon enactment of the Patient Protection and Affordable Care Act (enacted on March 23, 2010) and the Healthcare Education and Reconciliation Act (enacted on March 30, 2010) (collectively, the "ACA"). The reforms contained in the ACA have affected each of our businesses in some manner and are directed in large part at increased quality and cost reductions. Several of the reforms are very significant and could ultimately change the nature of our services, the methods of payment for our services and the underlying regulatory environment. These reforms include the possible modifications to the conditions of qualification for payment, bundling of payments to cover both acute and post-acute care and the imposition of enrollment limitations on new providers.

The ACA also provides for: (1) reductions to the annual market basket payment updates for LTAC hospitals, IRFs, home health agencies and hospice providers which could result in lower reimbursement than in the preceding year; (2) additional annual "productivity adjustment" reductions to the annual market basket payment update as determined by CMS for LTAC hospitals, IRFs, and nursing and rehabilitation centers (beginning in federal fiscal year 2012), home health agencies (beginning in federal fiscal year 2015) and hospice providers (beginning in federal fiscal year 2013); (3) new transparency, reporting and certification requirements for skilled nursing facilities, including disclosures regarding organizational structure, officers, directors, trustees, managing employees and financial, clinical and other related data; (4) a quality reporting system for hospitals (including LTAC hospitals and IRFs) beginning in federal fiscal year 2014; and (5) reductions in Medicare payments to hospitals (including LTAC hospitals and IRFs) beginning in federal fiscal year 2014 for failure to meet certain quality reporting standards or to comply with standards in new value based purchasing demonstration project programs.

The healthcare reforms and changes resulting from the ACA, as well as other similar healthcare reforms, could have a material adverse effect on our business, financial position, results of operations and liquidity.

The Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012

The Budget Control Act of 2011, enacted on August 2, 2011, increased the United States debt ceiling in connection with deficit reductions over the next ten years. Under the Budget Control Act of 2011, $1.2 trillion in domestic and defense spending reductions were automatically set to begin February 1, 2013, split evenly between domestic and defense spending. Payments to Medicare providers are subject to these automatic spending reductions, subject to a 2% cap. As discussed below, the American Taxpayer Relief Act of 2012 (the "Taxpayer Relief Act") subsequently delayed by two months the automatic budget sequestration cuts established by the Budget Control Act of 2011. At this time, we believe that the automatic 2% reduction on each claim submitted to Medicare will begin on April 1, 2013. Reductions to Medicare and Medicaid reimbursement resulting from the Budget Control Act of 2011 could have a material adverse effect on the Company's business, financial position, results of operations and liquidity.

The Taxpayer Relief Act was enacted on January 2, 2013. As noted above, this Act delayed by two months the automatic budget sequestration cuts established by the Budget Control Act of 2011. The Taxpayer Relief Act also: (1) reduces Medicare payments by 50% for subsequent procedures when multiple therapy services are provided on the same day; (2) extends the Medicare Part B outpatient therapy cap exception process to December 31, 2013; (3) suspends until December 31, 2013 the sustainable growth rate adjustment ("SGR") reduction applicable to the Medicare Physician Fee Schedule ("MPFS") for certain services provided under Medicare Part B; (4) increases the statute of limitations to recover Medicare overpayments from three years to five years; and (5) creates a new federal Commission on Long-Term Care that has six months in which to provide recommendations on the establishment, implementation and financing of a comprehensive, coordinated and high-quality system that ensures the availability of long-term care services. We believe that the new rules related to multiple therapy services will reduce the Company's Medicare revenues by $25 million to $30 million on an annual basis.

Congress, MedPAC, and CMS will continue to address reimbursement rates for a variety of healthcare settings. We cannot predict the adjustments to Medicare payment rates that Congress or CMS may make in the future. Any downward adjustment to rates for the types of services we provide could have a material adverse effect on our business, financial position, results of operations and liquidity.

Congress continues to discuss additional deficit reduction measures, leading to a high degree of uncertainty regarding potential reforms to governmental healthcare programs, including Medicare and Medicaid. These discussions, along with other continuing efforts to reform governmental healthcare programs, could result in major changes in healthcare delivery and reimbursement systems on a national and state level, including changes directly impacting the government and private reimbursement systems for each of our businesses. Healthcare reform, future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs, whether resulting from deficit reduction measures or otherwise, could have a material adverse effect on our business, financial position, results of operations and liquidity.

See "Item 1A – Risk Factors – Risk Factors Relating to Reimbursement and Regulation of Our Business – Changes in the reimbursement rates or methods or timing of payment from third party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursement for our services and products could result in a substantial reduction in our revenues and operating margins."

Federal, state and local regulations

The extensive federal, state and local regulations affecting the healthcare industry include, but are not limited to, regulations relating to licensure, conduct of operations, ownership of facilities, addition of facilities, allowable costs, services and prices for services, facility staffing requirements, and the privacy and security of health-related information. In addition, various anti-fraud and abuse laws, including physician self-referral laws, anti-kickback laws and laws regarding filing of false claims, codified under the Social Security Act and other statutes, prohibit certain business practices and relationships in connection with healthcare services for patients whose care will be paid by Medicare, Medicaid or other governmental programs. Sanctions for violating these anti-fraud and abuse laws include criminal penalties, civil penalties and possible exclusion from government programs such as Medicare and Medicaid.

In the ordinary course of our business, we are subject regularly to inquiries, investigations and audits by federal and state agencies that oversee applicable healthcare program participation and payment regulations. Audits may include enhanced medical necessity review of hospital cases pursuant to the Medicare, Medicaid and SCHIP Extension Act of 2007 (the "SCHIP Extension Act") and audits under the CMS Recovery Audit Contractor ("RAC") program.

We believe that the regulatory environment surrounding most segments of the healthcare industry remains intense. Federal and state governments continue to impose intensive enforcement policies resulting in a significant number of inspections, citations of regulatory deficiencies and other regulatory penalties, including demands for refund of overpayments, terminations from the Medicare and Medicaid programs, bars on Medicare and Medicaid payments for new admissions and civil monetary penalties. These enforcement policies, along with the costs incurred to respond to and defend reviews, audits and investigations, could have a material adverse effect on our business, financial position, results of operations and liquidity. We vigorously contest such penalties where appropriate; however, these cases can involve significant legal and other expenses and consume our resources.

Section 1877 of the Social Security Act, commonly known as the "Stark Law," provides that a physician may not refer a Medicare or Medicaid patient for a "designated health service" to an entity with which the physician or an immediate family member has a financial relationship unless the financial arrangement meets an exception under the Stark Law or its regulations. Designated health services include inpatient and outpatient hospital services, physical, occupational, and speech therapy, durable medical equipment, prosthetics, orthotics and supplies, diagnostic imaging, enteral and parenteral feeding and supplies, home health services, and clinical laboratory services. Under the Stark Law, a "financial relationship" is defined as an ownership or investment interest or a compensation arrangement. If such a financial relationship exists and does not meet a Stark Law exception, the entity is prohibited from submitting or claiming payment under the Medicare or Medicaid programs or from collecting from the patient or other payor. Many of the compensation arrangements exceptions permit referrals if, among other things, the arrangement is set forth in a written agreement signed by the parties, the compensation to be paid is set in advance, is consistent with fair market value and is not determined in a manner that takes into account the volume or value of any referrals or other business generated between the parties. Exceptions may have other requirements. Any funds collected for an item or service resulting from a referral that violates the Stark Law must be repaid to Medicare or Medicaid, any other third party payor and the patient. In addition, a civil monetary penalty of up to $15,000 for each service may be imposed for presenting or causing to be presented, a claim for a service rendered in violation of the Stark Law. Many states have enacted healthcare provider referral laws that go beyond physician self-referrals or apply to a greater range of services than just the designated health services under the Stark Law.

The Anti-Kickback Statute, Section 1128B of the Social Security Act (the "Anti-Kickback Statute") prohibits the knowing and willful offer, payment, solicitation or receipt of any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce the referral of an individual, in return for recommending, or to arrange for, the referral of an individual for any item or service payable under any federal healthcare program, including Medicare or Medicaid. The OIG has issued regulations that create "safe harbors" for certain conduct and business relationships that are deemed protected under the Anti-Kickback Statute. In order to receive safe harbor protection, all of the requirements of a safe harbor must be met. The fact that a given business arrangement does not fall within one of these safe harbors, however, does not render the arrangement per se illegal. Business arrangements of healthcare service providers that fail to satisfy the applicable safe harbor criteria, if investigated, will be evaluated based upon all facts and circumstances and risk increased scrutiny and possible sanctions by enforcement authorities. The Anti-Kickback Statute is a criminal statute, with penalties of up to $25,000, up to five years in prison, or both. The OIG can pursue a civil claim for violation of the

Anti-Kickback Statute under the Civil Monetary Penalty Statute of up to $50,000 per claim and up to three times the amount received from the government for the items or services. We believe that business practices of providers and financial relationships between providers have become subject to increased scrutiny as healthcare reform efforts continue on the federal and state levels. State Medicaid programs are required to enact an anti-kickback statute. Many states have adopted or are considering similar legislative proposals, some of which extend beyond the Medicaid program, to prohibit the payment or receipt of remuneration for the referral of patients regardless of the source of payment for the care.

The U.S. Department of Justice (the "DOJ") may bring an action under the federal False Claims Act (the "FCA"), alleging that a healthcare provider has defrauded the government by submitting a claim for items or services not rendered as claimed, which may include coding errors, billing for services not provided and submitting false or erroneous cost reports. The Fraud Enforcement and Recovery Act of 2009 expanded the scope of the FCA by, among other things, creating liability for knowingly and improperly avoiding repayment of an overpayment received from the government and broadening protections for whistleblowers. The ACA clarifies that if an item or service is provided in violation of the Anti-Kickback Statute, the claim submitted for those items or services is a false claim that may be prosecuted under the FCA as a false claim. Civil penalties under the FCA are between $5,500 and $11,000 for each claim and up to three times of the amount claimed. Under the *qui tam* or "whistleblower" provisions of the FCA, a private individual with knowledge of fraud may bring a claim on behalf of the federal government and receive a percentage of the federal government's recovery. Due to these whistleblower incentives, lawsuits have become more frequent.

In addition to the penalties described above, violation of any of these laws may subject us to exclusion from participation in any federal or state healthcare program. These fraud and abuse laws and regulations are complex, and we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. While we do not believe we are in violation of these prohibitions, we cannot assure you that governmental officials charged with the responsibility for enforcing the provisions of these prohibitions will not assert that we are in violation of the provisions of such laws and regulations.

The Balanced Budget Act of 1997 (the "Balanced Budget Act") also includes a number of anti-fraud and abuse provisions. The Balanced Budget Act contains additional civil monetary penalties for violations of the Anti-Kickback Statute discussed above and imposes an affirmative duty on healthcare providers to ensure that they do not employ or contract with persons excluded from the Medicare program. The Balanced Budget Act also provides a minimum ten-year period for exclusion from participation in federal healthcare programs for persons or entities convicted of a prior healthcare offense.

Various states in which we operate hospitals and nursing and rehabilitation centers have established minimum staffing requirements or may establish minimum staffing requirements in the future. The implementation of these staffing requirements in some states is not contingent upon any additional appropriation of state funds in any budget act or other statute. Our ability to satisfy such staffing requirements will depend upon our ability to attract and retain qualified healthcare professionals, including nurses, certified nurse's assistants, therapists and other staff. Failure to comply with such minimum staffing requirements may result in the imposition of fines or other sanctions. If states do not appropriate sufficient additional funds to pay for any additional operating costs resulting from such minimum staffing requirements, our profitability may be materially adversely affected.

The International Classification of Diseases ("ICD") is a classification system for diseases and signs, symptoms, abnormal findings, complaints, social circumstances and external causes of injury or diseases, promulgated by the World Health Organization. The Secretary of the U.S. Department of Health and Human Services ("HHS") initially mandated that healthcare payors and providers and their vendors must convert from the current ICD-9 coding system to the materially different ICD-10 coding system by October 1, 2013. HHS subsequently announced its intent to delay the conversion date, but has not yet determined the new date by which conversion to ICD-10 must be completed. ICD-10 is the first major change in diagnosis and procedure coding in three decades.

HIPAA. The federal Health Insurance Portability and Accountability Act of 1996, commonly known as "HIPAA," among other requirements, broadened the scope of existing fraud and abuse laws and mandated the adoption of administrative simplification regulations aimed at standardizing transaction formats and billing codes for documenting medical services, dealing with claims submissions and protecting the privacy and security of individually identifiable health information. HIPAA regulations that standardize transactions and code sets require standard formatting for healthcare providers, like us, that submit claims electronically.

The HIPAA privacy regulations apply to "protected health information," which is defined generally as individually identifiable health information transmitted or maintained in any form or medium, excluding certain types of records such as education records. The privacy regulations seek to limit the use and disclosure of most paper and oral communications, as well as those in electronic form, regarding an individual's past, present or future physical or mental health or condition, or relating to the provision of healthcare to the individual or payment for that healthcare, if the individual can or may be identified by such information. HIPAA provides for the imposition of civil and/or criminal penalties if protected health information is improperly used or disclosed.

HIPAA's security regulations require us to ensure the confidentiality, integrity, and availability of all electronically protected health information that we create, receive, maintain or transmit. We must protect against reasonably anticipated threats or hazards to the security of such information and the unauthorized use or disclosure of such information. The HIPAA unique health identifier standards require us to obtain and use national provider identifiers.

The Health Information Technology for Economic and Clinical Health Act, commonly known as the "HITECH Act," was passed in 2009 and instituted new HIPAA requirements regarding providing individuals with notification of breaches of their unsecured protected health information and reporting to the media of violations involving more than 500 individuals in a single jurisdiction, as well as immediate reporting to HHS of any violation involving 500 individuals or more for publication on the HHS website. The HITECH Act also imposed new requirements on HIPAA business associates and strengthened HIPAA enforcement provisions, including civil monetary penalty amounts. On January 25, 2013, HHS published a final omnibus regulation implementing the changes under the HITECH Act. The compliance date for most of the provisions in the final regulation is September 23, 2013.

We believe we are in substantial compliance with the HIPAA regulations. We cannot assure you that potential non-compliance by us with HIPAA regulations will not have a material adverse effect on our business, financial position, results of operations and liquidity.

Certificates of need and state licensing. Certificate of need, or CON, regulations control the development and expansion of healthcare services and facilities in certain states. Certain states also require regulatory approval prior to certain changes in ownership of a hospital or nursing center. Certain states that do not have CON programs may have other laws or regulations that limit or restrict the development or expansion of healthcare facilities. We operate hospitals in 13 states and nursing and rehabilitation centers in 17 states that require state approval for the expansion of our facilities and services under CON programs. To the extent that CONs or other similar approvals are required for expansion of the operations of our hospitals or nursing and rehabilitation centers, either through facility acquisitions, expansion or provision of new services or other changes, such expansion could be affected adversely by the failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals or possible delays and expenses associated with obtaining such approvals.

We are required to obtain state licenses to operate each of our hospitals and nursing and rehabilitation centers and to ensure their participation in government programs. Some states require similar licenses for home health and hospice operations. Once a hospital or nursing and rehabilitation center becomes licensed and operational, it must continue to comply with federal, state and local licensing requirements in addition to local building and life-safety codes. All of our hospitals, nursing and rehabilitation centers and home health and hospice operations have the necessary licenses. Failure of our hospitals, nursing and rehabilitation centers and home health and hospice operations to satisfy applicable licensure and certification requirements could have a material adverse effect on our business, financial position, results of operations and liquidity.

Hospital division

General regulations. The hospital division is subject to various federal and state regulations. In order to receive Medicare reimbursement, each hospital must meet the applicable conditions of participation set forth by HHS relating to the type of hospital, its equipment, personnel and standard of medical care, as well as comply with state and local laws and regulations. We have developed a management system to facilitate our compliance with these various standards and requirements. Among other things, each hospital employs a person who is responsible for leading an ongoing quality assessment and improvement program. Hospitals undergo periodic on-site Medicare certification surveys, which generally are limited in frequency if the hospital is accredited by the Joint Commission or the AOA, national organizations that establish standards relating to the physical plant, administration, quality of patient care and operation of medical staffs of hospitals. As of December 31, 2012, 116 hospitals operated by the hospital division were certified as Medicare LTAC providers and six hospitals were certified as an IRF provider. In addition, 107 of our hospitals also were certified by their respective state Medicaid programs. Loss of certification could adversely affect a hospital's ability to receive payments from the Medicare and Medicaid programs.

As noted above, the hospital division also is subject to federal and state laws that govern financial and other arrangements between healthcare providers. These laws prohibit, among other things, certain direct and indirect payments for the referral of patients, certain referrals by physicians if they or their immediate family members have a financial relationship with the hospital, or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. Such laws include the Anti-Kickback Statute, the Stark Law and the FCA. In addition, some states restrict certain business relationships between physicians and ancillary service providers and some states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs, as well as civil and criminal penalties. These laws vary considerably from state to state.

Ten of our TC hospitals are owned in part by physician investors. Under amendments to the Stark Law passed in the ACA, the percentage of physician ownership in a hospital to which the physician investors refer Medicare or Medicaid patients may not increase and these hospitals may not expand their bed capacity or number of operating rooms or procedure rooms except for certain hospitals that meet stated requirements and receive permission from CMS to expand under regulations that have not yet been published.

Accreditation by the Joint Commission or the AOA. Hospitals may receive accreditation from the Joint Commission or the AOA. With respect to accreditation by the Joint Commission, hospitals and certain other healthcare facilities are generally required to have been in operation at least four months in order to be eligible. After conducting on-site surveys, the Joint Commission awards accreditation for up to three years to hospitals found to be in substantial compliance with Joint Commission standards. Accredited hospitals also are periodically resurveyed, at the option of the Joint Commission, upon a major change in facilities or organization and after merger or consolidation. With respect to the AOA, the accreditation process includes an in-depth review of both open and closed patient records, as well as on-site surveys, including direct observation of the care being provided. As of December 31, 2012, all of the TC hospitals and IRFs operated by the hospital division were accredited by either the Joint Commission or the AOA or were in the process of seeking accreditation. The hospital division intends to seek and obtain Joint Commission or AOA accreditation for any additional hospitals it may operate in the future.

Peer review. Federal regulations provide that admission to and utilization of hospitals by Medicare and Medicaid patients must be reviewed by peer review organizations or quality improvement organizations in order to ensure efficient utilization of hospitals and services. A quality improvement organization may conduct such review either prospectively or retrospectively and may, as appropriate, recommend denial of payments for services provided to a patient. The review is subject to administrative and judicial appeals. Each of the hospitals operated by our hospital division employs a clinical professional to administer the hospital's integrated quality assurance and improvement program. Denials by third party utilization review organizations historically have not had a material adverse effect on the hospital division's operating results.

Overview of hospital division reimbursement

Medicare reimbursement of short-term acute care hospitals – Medicare reimburses general short-term acute care hospitals under a prospective payment system ("IPPS"). Under IPPS, Medicare inpatient costs are reimbursed based upon a fixed payment amount per discharge using medical severity diagnostic related groups ("MS-DRGs"). The MS-DRG payment under IPPS is based upon the national average cost of treating a Medicare patient's condition adjusted for regional wage variations. Although the average length of stay varies for each MS-DRG, we believe that the average stay for all Medicare patients subject to IPPS is approximately six days. An additional outlier payment is made for patients with higher treatment costs but these payments are designed only to cover marginal costs. Hospitals that are certified by Medicare as LTAC hospitals and IRFs are excluded from IPPS.

Medicare reimbursement of LTAC hospitals – Since October 2002, the Medicare payment system for LTAC hospitals has been based upon the Long-Term Acute Care Prospective Payment System ("LTAC PPS"), a prospective payment system specifically for LTAC hospitals. LTAC PPS maintains long-term acute care hospitals as a distinct provider type, separate from short-term acute care hospitals. Only providers certified as LTAC hospitals may be paid under this system. All of our TC hospitals are certified as LTAC hospitals. To maintain certification under LTAC PPS, the average length of stay of Medicare patients must be greater than 25 days. Medicare Advantage patients are included with Medicare fee-for-service patients in order to determine compliance with the 25 day average length of stay requirement.

CMS has, for a number of years, considered the development of facility and patient certification criteria for LTAC hospitals, potentially as an alternative to the current certification system pursuant to which LTAC hospitals must maintain an average Medicare length of stay of 25 days. In 2004, MedPAC recommended to Congress the adoption by CMS of new facility staffing and services criteria and patient clinical characteristics and treatment requirements for LTAC hospitals in order to ensure that only appropriate patients are admitted to these facilities. Since the MedPAC recommendation, CMS has initiated studies to examine such recommendations and those studies are ongoing. Implementation of additional criteria that may limit the population of patients eligible for our hospital services or change the basis on which we are paid could have a material adverse effect on our business, financial position, results of operations and liquidity.

The Long-Term Care Hospital Improvement Act of 2011 was introduced into the United States Senate (the "LTAC Legislation") during a prior Congressional session. The LTAC Legislation would have implemented new patient and facility criteria for LTAC hospitals. The LTAC Legislation provided for patient criteria to ensure that LTAC hospital patients are physician screened for appropriateness prior to admission and throughout their stay. In addition, facility criteria would have established common requirements for the programmatic, personnel and clinical operations of a LTAC hospital. The LTAC Legislation further provided that at least 70% of patients must be medically complex in order for a hospital to maintain its Medicare certification as a LTAC hospital. While the LTAC Legislation was not enacted during a prior Congressional session, nor has it been reintroduced during the current session of Congress, we believe that similar legislation establishing patient and facility criteria for LTAC hospitals could be introduced in the future. However, there can be no assurances that the LTAC Legislation or any other legislation establishing patient and facility criteria for LTAC hospitals will be enacted in the future.

On August 1, 2007, CMS issued final regulations regarding Medicare hospital inpatient payments to short-term acute care hospitals, as well as certain provisions affecting LTAC hospitals. These regulations adopted a new system for LTAC hospitals for classifying patients into diagnostic categories called Medicare Severity

Diagnosis Related Groups or more specifically, for LTAC hospitals, "MS-LTC-DRGs." LTAC PPS is based upon discharged-based MS-LTC-DRGs similar to the system used to pay short-term acute care hospitals.

While the clinical system which groups procedures and diagnoses is identical to the prospective payment system for short-term acute care hospitals, LTAC PPS utilizes different rates and formulas. Three types of payments are used in this system: (1) short-stay outlier payment, which provides for patients whose length of stay is less than 5/6th of the geometric mean length of stay for that MS-LTC-DRG, based upon a lesser of methodology, of which the first three of four calculations are (a) a per diem based upon the average payment for that MS-LTC-DRG, (b) the estimated costs, or (c) the full MS-LTC-DRG payment. If the length of stay is less than an IPPS-comparable threshold for that MS-LTC-DRG, then the fourth payment calculation is an amount comparable to an IPPS per diem for that same DRG, capped at the full IPPS DRG amount. If the length of stay is above the IPPS-comparable threshold but below the 5/6th geometric length of stay for that MS-LTC-DRG, then the fourth payment calculation is a blend of an amount comparable to what would otherwise be paid under IPPS computed as a per diem, capped at the full IPPS MS-DRG comparable payment amount and a per diem based upon the average payment for that MS-LTC-DRG under LTAC PPS; (2) MS-LTC-DRG fixed payment, which provides a single payment for all patients with a given MS-LTC-DRG, regardless of length of stay, cost of care or place of discharge; and (3) high cost outlier payment which provides a partial coverage of costs for patients whose cost of care far exceeds the MS-LTC-DRG reimbursement. For patients in the high cost outlier category, Medicare will reimburse 80% of the costs incurred above a threshold, defined as the MS-LTC-DRG reimbursement plus a fixed loss amount per discharge.

LTAC PPS provides for an adjustment for differences in area wages resulting from salary and benefit variations. There also are additional rules for payment for patients who are transferred from a LTAC hospital to another healthcare setting and are subsequently re-admitted to the LTAC hospital. The LTAC PPS payment rates also are subject to annual adjustments.

Medicare regulations require that when two or more hospital facilities share the same provider number and are considered to be a single hospital, the "remote" or "satellite" facility must meet certain criteria with respect to the "main" facility. These criteria relate largely to demonstrating a high level of integration between the two facilities. If the criteria are not met, each facility would need to meet all Medicare requirements independently, including, for example, the minimum average length of patient stay for LTAC hospital qualification. It is advantageous for certain satellite facilities that may not independently be able to meet these Medicare requirements to maintain provider-based status so that they will be reimbursed at the higher rate for LTAC hospitals under Medicare. If CMS determines that facilities claiming to be provider-based and being reimbursed accordingly do not meet the integration requirements of the regulations, CMS may recover the amount of any excess reimbursements based upon that claimed status. We have several hospitals in which multiple facilities share a Medicare provider number, and the failure of any one or more of them to meet the provider-based status regulations could materially and adversely affect our business, financial position, results of operations and liquidity.

The LTAC PPS system is subject to significant change. Slight variations in patient acuity or length of stay could significantly change Medicare revenues generated under LTAC PPS. In addition, our TC hospitals may not be able to appropriately adjust their operating costs to changes in patient acuity and length of stay or to changes in reimbursement rates. In addition, we cannot assure you that LTAC PPS will not have a material adverse effect on revenues from commercial third party payors. Various factors, including a reduction in average length of stay, have negatively impacted revenues from commercial third party payors in recent years.

CMS has regulations governing payments to a LTAC hospital that is co-located within a host hospital ("HIH"). At December 31, 2012, we operated 25 HIHs with 943 licensed beds. The rules generally limit Medicare payments to the HIH if the Medicare admissions to the HIH from its co-located hospital exceed 25% of the total Medicare discharges for the HIH's cost reporting period, known as the "25 Percent Rule." There are limited exceptions for admissions from rural, urban single and MSA Dominant (as defined below) hospitals. Admissions that exceed this "25 Percent Rule" are paid using IPPS. Patients transferred after they have reached the short-term acute care outlier payment status are not counted toward the admission threshold. Patients admitted prior to meeting the admission threshold, as well as Medicare patients admitted from a non co-located hospital, are eligible for the full payment under LTAC PPS. If the HIH's admissions from the co-located hospital exceed the limit in a cost reporting period, Medicare will pay the lesser of: (1) the amount payable under LTAC PPS; or (2) the amount payable under IPPS.

On May 1, 2007, CMS issued regulatory changes regarding Medicare reimbursement for LTAC hospitals (the "2007 Final Rule") which expanded the policy known as the "25 Percent Rule" to all LTAC hospitals, regardless of whether they are co-located with another hospital. Under the 2007 Final Rule, all LTAC hospitals were to be paid LTAC PPS rates for admissions from a single referral source up to 25% of aggregate Medicare admissions. Patients reaching high cost outlier status in the short-term hospital were not to be counted when computing the 25% limit. Admissions beyond the 25% threshold were to be paid at a lower amount based upon IPPS rates. However, as set forth below, the SCHIP Extension Act initially placed a three-year moratorium on the expansion of the "25 Percent Rule" to freestanding hospitals that was further extended by ACA and later by the 2012 CMS Rule (as defined below).

On December 29, 2007, the SCHIP Extension Act became law. This legislation provided for, among other things: (1) a mandated study by the Secretary of HHS on the establishment of LTAC hospital certification criteria; (2) enhanced medical necessity review of LTAC hospital cases; (3) a three-year moratorium on the establishment of a LTAC hospital or satellite facility, subject to exceptions for facilities under development; (4) a three-year moratorium on an increase in the number of licensed beds at a LTAC hospital or satellite facility, subject to exceptions for states where there is only one other LTAC hospital and upon request following the closure or decrease in the number of licensed beds at a LTAC hospital within the state; (5) a three-year moratorium on the application of a one-time budget neutrality adjustment to payment rates to LTAC hospitals under LTAC PPS; (6) a three-year moratorium on very short-stay outlier payment reductions to LTAC hospitals initially implemented on May 1, 2007; (7) a three-year moratorium on the application of the so-called "25 Percent Rule" to freestanding LTAC hospitals; (8) a three-year period during which LTAC hospitals that are co-located with another hospital may admit up to 50% of their patients from their co-located hospital and still be paid according to LTAC PPS; (9) a three-year period during which LTAC hospitals that are co-located with an urban single hospital or a hospital that generates more than 25% of the Medicare discharges in a metropolitan statistical area ("MSA Dominant hospital") may admit up to 75% of their patients from such urban single hospital or MSA Dominant hospital and still be paid according to LTAC PPS; and (10) the elimination of the July 1, 2007 market basket increase in the standard federal payment rate of 0.71%, effective for discharges occurring on or after April 1, 2008.

The ACA extended the moratoriums on the establishment of new LTAC hospitals or satellites and bed increases at LTAC hospitals or satellites, the application of a one-time budget neutrality adjustment to rates, and the payment reductions due to the very short-stay outlier provisions from three years to five years. These moratoriums expired on December 29, 2012. As discussed below, the 2012 CMS Rule began a three-year phase-in of a 3.75% budget neutrality adjustment which will reduce LTAC hospital rates by 1.3% in 2013.

The ACA also extended the moratorium on the expansion of the "25 Percent Rule" to freestanding LTAC hospitals from three years to five years. Following the ACA, the moratorium on the expansion of the "25 Percent Rule" to freestanding LTAC hospitals was set to expire for cost reporting periods beginning on or after July 1, 2012. However, the 2012 CMS Rule further extended the moratorium to all freestanding LTAC hospitals with cost report periods beginning on or after October 1, 2012 and before October 1, 2013. This created a potential gap period but it will not affect any of our freestanding TC hospitals.

With respect to HIHs, the ACA extended to five years the period during which: (1) HIHs may admit up to 50% of their patients from their co-located hospitals and still be paid according to LTAC PPS; and (2) HIHs that are co-located with an urban single hospital or a MSA Dominant hospital may admit up to 75% of their patients from such urban single or MSA Dominant hospital and still be paid according to LTAC PPS. The 2012 CMS Rule further extended these periods to HIHs with cost report periods beginning on or after October 1, 2012 and before October 1, 2013.

Other recent Medicare rate changes

On July 30, 2010, CMS issued final regulations regarding Medicare reimbursement for LTAC hospitals for the fiscal year beginning October 1, 2010. Included in those final regulations is: (1) a market basket increase to the standard federal payment rate of 2.5%; (2) an offset of 2.5% applied to the standard federal payment rate to account for the effect of documentation and coding changes; (3) an offset of 0.5% applied to the standard federal payment rate as mandated by the ACA; (4) adjustments to area wage indexes; and (5) an increase in the high cost outlier threshold per discharge to $18,785. CMS indicated that all of these changes will result in a 0.5% increase to average Medicare payments to LTAC hospitals.

On August 1, 2011, CMS issued final regulations regarding Medicare reimbursement for LTAC hospitals for the fiscal year beginning October 1, 2011. Included in the final regulations is: (1) a market basket increase to the standard federal payment rate of 2.9%; (2) offsets to the standard federal payment rate mandated by the ACA of: (a) 1.0% to account for the effect of a productivity adjustment, and (b) 0.1% as required by statute; (3) a wage level budget neutrality factor of 0.99775 applied to the adjusted standard federal payment rate; (4) adjustments to area wage indexes; and (5) a decrease in the high cost outlier threshold per discharge to $17,931. CMS has projected the impact of these proposed changes will result in a 2.5% increase to average Medicare payments to LTAC hospitals. We believe that the impact of these proposed changes to LTAC PPS resulted in an approximate 0.7% increase in payments to our TC hospitals.

On August 1, 2012, CMS issued final rules (the "2012 CMS Rule") which, among other things, will reduce Medicare reimbursement to our TC hospitals in 2013 and beyond by imposing a budget neutrality adjustment and modifying the short-stay outlier rules. Included in the 2012 CMS Rule is: (1) a market basket increase to the standard federal payment rate of 2.6%; (2) offsets to the standard federal payment rate mandated by the ACA of: (a) 0.7% to account for the effect of a productivity adjustment, and (b) 0.1% as required by statute; (3) a wage level budget neutrality factor of 0.999265 applied to the adjusted standard federal payment rate; (4) adjustments to area wage indexes; and (5) a decrease in the high cost outlier threshold per discharge to $15,408. Effective December 29, 2012, the 2012 CMS Rule (1) began a three-year phase-in of a 3.75% budget neutrality adjustment which will reduce LTAC hospital rates by 1.3% in 2013; and (2) restored a payment reduction that will limit payments for very short-stay outliers that will reduce our TC hospital payments by approximately 0.5%. The 2012 CMS Rule also (1) provides for a one-year extension of the existing moratorium on the "25 Percent Rule" pending the results of an ongoing research initiative to re-define the role of LTAC hospitals in the Medicare program, and (2) allows for the expiration of the current moratorium on the development or expansion of LTAC hospitals on December 29, 2012.

In aggregate, based upon its review of the 2012 CMS Rule, we expect that LTAC Medicare payment rates will decline slightly in 2013 compared to current rates. The 2012 CMS Rule does not include the impact of a 2% sequestration payment reduction mandated by Congress that is now expected to apply to each claim submitted to Medicare beginning April 1, 2013.

Beginning April 1, 2013, the Budget Control Act of 2011 (as amended by the Taxpayer Relief Act) will automatically reduce federal spending by approximately $1.2 trillion split evenly between domestic and defense spending. Payments to Medicare providers are subject to these automatic spending reductions, subject to a 2% cap. At this time, we believe that the automatic 2% reduction on each claim submitted to Medicare will begin on April 1, 2013. Reductions to Medicare and Medicaid reimbursement resulting from the Budget Control Act of 2011 could have a material adverse effect on our business, financial position, results of operations and liquidity.

The ACA requires a quality reporting system for LTAC hospitals beginning in federal fiscal year 2014 under which any market basket update would be reduced by 2% for any LTAC hospital that does not meet the quality reporting standards. The final regulations issued on August 1, 2011 include three quality reporting measures: (1) catheter-associated urinary tract infections; (2) central line associated blood stream infections; and (3) new or worsening pressure ulcers. CMS also listed 27 additional quality measures that it was considering for future adoption. CMS has indicated that data collection associated with these events began in October 2012.

The LTAC PPS system is subject to significant change. Slight variations in patient acuity or length of stay could significantly change Medicare revenues generated under LTAC PPS. In addition, our hospitals may not be able to appropriately adjust their operating costs to changes in patient acuity and length of stay or to changes in reimbursement rates. In addition, we cannot assure you that LTAC PPS will not have a material adverse effect on revenues from commercial third party payors. Various factors, including a reduction in average length of stay, have negatively impacted revenues from commercial third party payors in recent years.

The Job Creation Act of 2012 (the "Job Creation Act") provides for reductions in reimbursement of Medicare bad debts at our hospitals and nursing and rehabilitation centers. For the hospitals, the current bad debt reimbursement rate of 70% for all bad debts will be lowered to 65% effective for cost reporting periods beginning on or after October 1, 2012.

Overview of inpatient rehabilitation hospitals reimbursement

Our IRFs receive fixed payment reimbursement amounts per discharge under the inpatient rehabilitation facility prospective payment system ("IRF-PPS") based upon certain rehabilitation impairment categories established by HHS. Under the IRF-PPS, CMS is required to adjust the payment rates based upon a market basket index, known as the rehabilitation, psychiatric, and long-term care hospital market basket. The market basket update is designed to reflect changes over time in the prices of a mix of goods and services provided by rehabilitation hospitals and hospital-based inpatient rehabilitation units.

Over the last several years, changes in regulations governing inpatient rehabilitation reimbursement have created challenges for IRF providers. Many of these changes have resulted in limitations on, and in some cases, reductions in, the levels of payments to IRFs. In 2004, CMS issued a final rule, known as the "75% Rule," stipulating that to qualify as an IRF under the Medicare program a facility must show that a certain percentage of its patients are treated for at least one of a specified and limited list of medical conditions. Under the 75% Rule, any IRF that failed to meet its requirements would be subject to prospective reclassification as an acute care hospital, with lower acute care payment rates for rehabilitative services. The SCHIP Extension Act reduced the compliance threshold to 60% instead of 75% and allowed hospitals to continue using a patient's secondary medical conditions, or "comorbidities," to determine whether a patient qualifies for inpatient rehabilitative care under the rule.

On July 22, 2010, CMS issued final regulations regarding Medicare reimbursement for IRFs for the fiscal year beginning on October 1, 2010. The pricing changes in this rule include a 2.5% market basket update that has been reduced to 2.25% under the requirements of the ACA.

On July 29, 2011, CMS issued final regulations regarding Medicare reimbursement for IRFs for the fiscal year beginning October 1, 2011. Included in these final regulations are (1) a market basket increase to the standard payment conversion factor of 2.9%; (2) offsets to the standard payment conversion factor mandated by the ACA of: (a) 1.0% to account for the effect of a productivity adjustment, and (b) 0.1% as required by statute; (3) a wage level budget neutrality factor of 0.9988 applied to the standard payment conversion factor; (4) a case mix group budget neutrality factor of 0.9988 applied to the standard payment conversion factor; (5) adjustments to area wage indexes; and (6) a decrease in the high cost outlier threshold per discharge to $10,660. CMS has projected the impact of these proposed changes will result in a 2.2% increase to average Medicare payments to IRFs.

On July 25, 2012, CMS issued final regulations regarding Medicare reimbursement for IRFs for the fiscal year beginning October 1, 2012. Included in these final regulations are: (1) a market basket increase to the standard payment conversion factor of 2.7%; (2) offsets to the standard payment conversion factor mandated by the ACA of: (a) 0.7% to account for the effect of a productivity adjustment, and (b) 0.1% as required by statute; (3) adjustments to area wage indexes; and (4) a decrease in the high cost outlier threshold per discharge to $10,466. CMS has projected the impact of these changes will result in a 2.1% increase to average Medicare payments to IRFs.

Beginning April 1, 2013, the Budget Control Act of 2011 (as amended by the Taxpayer Relief Act) will automatically reduce federal spending by approximately $1.2 trillion split evenly between domestic and defense spending. Payments to Medicare providers are subject to these automatic spending reductions, subject to a 2% cap. At this time, we believe that the automatic 2% reduction on each claim submitted to Medicare will begin on April 1, 2013. Reductions to Medicare and Medicaid reimbursement resulting from the Budget Control Act of 2011 could have a material adverse effect on our business, financial position, results of operations and liquidity.

Similar to LTAC hospitals, the ACA requires a quality reporting system for IRFs beginning in fiscal year 2014 in which any market basket update would be reduced by 2% for any IRF that does not meet quality reporting standards. The final regulations issued on July 29, 2011 include two quality reporting measures, catheter-associated urinary tract infections and pressure ulcers, and CMS indicated that it is still developing a 30-day comprehensive all risk standardized readmission measure that is expected to be standardized in the near future. CMS also listed 26 additional quality measures that it was considering for future adoption. CMS has indicated that data collection associated with these events began in October 2012.

The Job Creation Act provides for reductions in reimbursement of Medicare bad debts at our hospitals and nursing and rehabilitation centers. For the hospitals, the current bad debt reimbursement rate of 70% for all bad debts will be lowered to 65% effective for cost reporting periods beginning on or after October 1, 2012.

Medicaid reimbursement of LTAC hospitals and IRFs – The Medicaid program is designed to provide medical assistance to individuals unable to afford care. Medicaid payments are made under a number of different systems, which include cost-based reimbursement, prospective payment systems or programs that negotiate payment levels with individual hospitals. Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy by state agencies and certain government funding limitations, all of which may increase or decrease the level of payments to our hospitals.

Non-government payments – The hospital division seeks to maximize the number of non-government payment patients admitted to its hospitals, including those covered under commercial insurance and managed care health plans. Non-government payment patients typically have financial resources (including insurance coverages) to pay for their services and do not rely on government programs for support. It is important to our business to establish relationships with commercial insurers, managed care health plans and other private payors and to maintain our reputation with such payors as a provider of quality patient care. We negotiate contracts with purchasers of group healthcare services, including private employers, commercial insurers and managed care companies. Some payor organizations attempt to obtain discounts from established charges. We focus on demonstrating to these payors how our services can provide them and their customers with the most viable pricing arrangements in circumstances where they may otherwise be faced with funding treatment at higher rates at other healthcare providers. The importance of obtaining contracts with commercial insurers, managed care health plans and other private payors varies among markets, depending on such factors as the number of commercial payors and their relative market strength. Failure to obtain contracts with certain commercial insurers and managed care health plans or reductions in the lengths of stay or payments for our services provided to individuals covered by commercial insurance could have a material adverse effect on our business, financial position, results of operations and liquidity.

Nursing center division

General regulations. The development and operation of nursing and rehabilitation centers and the provision of healthcare services are subject to federal, state and local laws relating to the adequacy of medical care, equipment, personnel, operating policies, fire prevention, rate-setting and compliance with building codes and environmental laws. Nursing and rehabilitation centers are subject to periodic inspection by governmental and other authorities to ensure continued compliance with various standards, continued licensing under state law, certification under the Medicare and Medicaid programs and continued participation in the Veterans Administration program. The failure to obtain, maintain or renew any required regulatory approvals or licenses could adversely affect nursing center division operations including its financial results.

As noted above, the nursing center division also is subject to federal and state laws that govern financial and other arrangements between healthcare providers. These laws prohibit, among other things, certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services and prohibit referrals from physicians that have certain financial relationships with the provider. Such laws include the Anti-Kickback Statute, the Stark Law and the FCA. In addition, some states restrict certain business relationships between physicians and ancillary service providers and some states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs, as well as civil and criminal penalties. These laws vary considerably from state to state.

In certain circumstances, federal law mandates that conviction for certain abusive or fraudulent behavior with respect to one nursing center may subject other facilities under common control or ownership to disqualification from participation in the Medicare and Medicaid programs. In addition, some regulations provide that all nursing and rehabilitation centers under common control or ownership within a state are subject to being delicensed if any one or more of such facilities are delicensed.

Licensure and requirements for participation. The nursing and rehabilitation centers operated and managed by the nursing center division are licensed either on an annual or bi-annual basis and generally are certified annually for participation in Medicare and Medicaid programs through various regulatory agencies that determine compliance with federal, state and local laws. These legal requirements relate to compliance with the laws and regulations governing the operation of nursing and rehabilitation centers including the quality of nursing care, the qualifications of the administrative and nursing personnel, and the adequacy of the physical plant and equipment. Federal regulations determine the survey process for nursing and rehabilitation centers that is followed by state survey agencies. The state survey agencies recommend to CMS the imposition of federal sanctions and impose state sanctions on facilities for noncompliance with certain requirements. Available sanctions include, but are not limited to, imposition of civil monetary penalties, temporary suspension of payment for new admissions, appointment of a temporary manager, suspension of payment for eligible patients and suspension or decertification from participation in the Medicare and Medicaid programs.

We believe that substantially all of our nursing and rehabilitation centers are in substantial compliance with applicable Medicare and Medicaid requirements of participation. In the ordinary course of business, however, our nursing and rehabilitation centers periodically receive statements of deficiencies from regulatory agencies. In response, the nursing and rehabilitation centers implement plans of correction to address the alleged deficiencies. In most instances, the regulatory agency accepts the nursing and rehabilitation center's plan of correction and places the nursing and rehabilitation center back into compliance with regulatory requirements. In some cases, the regulatory agency may take a number of adverse actions against a nursing and rehabilitation center, including the imposition of fines, temporary suspension of payment for admission of new residents to the nursing and rehabilitation center, decertification from participation in the Medicaid and/or Medicare programs and, in extreme circumstances, revocation of the nursing and rehabilitation center's license.

Overview of nursing center division reimbursement

Medicare – The Medicare Part A program provides reimbursement for extended care services furnished to Medicare beneficiaries who are admitted to nursing and rehabilitation centers after at least a three-day stay in an acute care hospital. Covered services include supervised nursing care, room and board, social services, physical, speech and occupational therapies, certain pharmaceuticals and supplies and other necessary services provided by nursing and rehabilitation centers. Medicare payments to our nursing and rehabilitation centers are based upon certain resource utilization grouping ("RUG") payment rates developed by CMS that provide various levels of reimbursement based upon patient acuity.

The Balanced Budget Act established a Medicare prospective payment system ("PPS") for nursing centers in 1998. The payments received under PPS cover substantially all services for Medicare residents including all ancillary services, such as respiratory therapy, physical therapy, occupational therapy, speech therapy and certain covered pharmaceuticals.

Medicare Part B provides reimbursement for certain physician services, limited drug coverage and other outpatient services, such as therapy and other services, outside of a Medicare Part A covered patient stay. Payment for these services is determined according to the MPFS. Annually since 1997, the MPFS has been subject to the SGR, which is intended to keep spending growth in line with allowable spending. Each year since the SGR was enacted, this adjustment produced a scheduled negative update to payment for physicians, therapists and other healthcare providers paid under the MPFS. Annually, since 2002, Congress has stepped in with so-called "doc fix" legislation to suspend payment cuts to physicians. Various legislation has annually suspended the payment cut. The Taxpayer Relief Act further suspended the payment cut until December 31, 2013.

Since 2006, federal legislation has provided for an annual Medicare Part B outpatient therapy cap. In succeeding years, CMS increased the amount of the therapy cap. Legislation also was passed that required CMS to implement a broad process for reviewing medically necessary therapy claims, creating an exception to the cap. Legislation has annually extended the Medicare Part B outpatient therapy cap exception process. The Job Creation Act extended the therapy cap exception process through December 31, 2012. The Taxpayer Relief Act further extended the therapy cap exception process through December 31, 2013. Patients in our facilities whose stay is not reimbursed by Medicare Part A must seek reimbursement for their therapy under Medicare Part B and are subject to the therapy cap.

On January 1, 2006, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("Medicare Part D") implemented a major expansion of the Medicare program through the introduction of a prescription drug benefit. Under Medicare Part D, dual eligible patients have their outpatient prescription drug costs covered by this new Medicare benefit, subject to certain limitations. Most of our nursing and rehabilitation center patients whose drug costs were previously covered by state Medicaid programs are dual eligible patients who qualify for the Medicare drug benefit. Accordingly, Medicaid is no longer a primary payor for the pharmacy services provided to these residents.

Recent Medicare rate changes

On July 16, 2010, CMS issued a notice that updates the payment rates for nursing centers for the fiscal year beginning October 1, 2010. That notice provided for an increase in rates of 1.7%, which is comprised of a market basket increase of 2.3% less a forecast error adjustment of 0.6%. In addition, for the fiscal year beginning October 1, 2010, CMS increased the number of RUG categories for nursing centers from 53 to 66 (i.e., RUGs IV) and amended the criteria, including the provision of therapy services, used to classify patients into these categories. CMS indicated that these changes would be enacted in a budget neutral manner. CMS began paying claims using the RUGs IV system effective October 1, 2010. Based upon our experience, these final regulations resulted in increased payments to us for the federal fiscal year ending September 30, 2011. Under RUGs IV, among other requirements, providers must allocate therapy minutes among the patients being served during concurrent therapy sessions, and a therapist/assistant may treat concurrently only two patients. These changes have required us to employ more therapists to provide additional individual therapy minutes.

The therapy time requirements to qualify for rehabilitation RUG categories are unchanged under RUGs IV, however the regulatory changes altered how minutes were allocated to calculate the RUGs scores using the most recent clinical assessment tool of the minimum data set ("MDS 3.0"). Rather than count all therapy time that a nursing center patient receives, rehabilitation providers must instead allocate therapy minutes between the patients being served during concurrent therapy sessions. In addition, the number of patients that a therapist/ assistant may treat concurrently is limited to two patients. Under final rules issued by CMS in 2011, group therapy is defined as therapy sessions with four patients who are performing similar therapy activities. Irrespective of the number of patients ultimately treated in a group therapy session, rehabilitation providers must allocate therapy minutes during such sessions as if four patients are being served. Our rehabilitation division hired additional therapists to facilitate the provision of additional individual minutes to address patient needs.

Effective January 1, 2011, reimbursement rates for Medicare Part B therapy services included in the MPFS were reduced by 25% for subsequent procedures when multiple therapy services are provided on the same day. CMS projected that the rule would result in an approximate 7% rate reduction for Medicare Part B therapy services in calendar year 2011. We estimate that this rule reduced our revenues related to Medicare Part B therapy services by approximately $7 million for 2011. The Taxpayer Relief Act will further reduce Medicare payments for subsequent procedures when multiple therapy services are provided on the same day. We believe that the new rules related to multiple therapy services will reduce our Medicare revenues by $25 million to $30 million on an annual basis.

On July 29, 2011, CMS issued final rules (the "2011 CMS Rules") which, among other things, impose: (1) a negative adjustment to RUGs IV therapy rates, and (2) a net market basket increase of 1.7% consisting of (a) a 2.7% market basket inflation increase, less (b) a 1.0% adjustment to account for the effect of a productivity adjustment, beginning on October 1, 2011. CMS projected the impact of these changes will result in an 11.1% decrease in payments to skilled nursing and rehabilitation centers. In addition to these rate changes, the 2011 CMS Rules introduced additional changes to RUG calculations along with adding additional patient assessments. Under the 2011 CMS Rules, group therapy is defined as therapy sessions with four patients who are performing similar therapy activities. In addition, for purposes of assigning patients to RUGs IV payment categories, the minutes of group therapy are divided by four with 25% of the minutes being allocated to each patient. The 2011 CMS Rules also clarify the circumstances for reporting breaks in care of three or more days of therapy and also implement a new change of therapy assessment that is designed to allocate the patient to the RUG level that represents the treatment provided in the last seven days. Both changes are likely to produce alterations in the RUG scores billed for the patient along with generating additional patient assessments. We believe that the 2011 CMS Rules on an annual basis have reduced our revenues by approximately $100 million to $110 million in our nursing center business and have negatively impacted our rehabilitation therapy business by approximately $40 million to $50 million.

On July 27, 2012, CMS issued final regulations updating Medicare payment rates for skilled nursing and rehabilitation centers effective October 1, 2012. These final regulations implement a net market basket increase of 1.8% consisting of: (1) a 2.5% market basket inflation increase, less (2) a 0.7% adjustment to account for the effect of a productivity adjustment.

In February 2012, the Middle Class Tax Relief Act of 2012 was enacted, which provides that certain Medicare Part B therapy services exceeding a threshold of $3,700 would be subject to a pre-payment manual medical review process effective October 1, 2012. The review process for these services was scheduled to expire on December 31, 2012 but was extended through December 31, 2013 under the Taxpayer Relief Act. This review process has had an adverse effect on the provision and billing of services for patients and could negatively impact therapist productivity.

In February 2012, Congress passed the Job Creation Act which provides for reductions in reimbursement of Medicare bad debts at our nursing and rehabilitation centers. The Job Creation Act provides for a phase-in of the reduction in the rate of reimbursement for bad debts of patients that are dually eligible for Medicare and Medicaid. The rate of reimbursement for bad debts for these dually eligible patients will be reduced from 100% to 88%, then 76% and then 65% for cost reporting periods beginning on or after October 1, 2012, October 1, 2013, and October 1, 2014, respectively. The rate of reimbursement for bad debts for patients not dually eligible for both Medicare and Medicaid was reduced from 70% to 65%, effective with cost reporting periods beginning on or after October 1, 2012. Approximately 90% of our Medicare bad debt reimbursements are associated with patients that are dually eligible.

Beginning April 1, 2013, the Budget Control Act of 2011 (as amended by the Taxpayer Relief Act) will automatically reduce federal spending by approximately $1.2 trillion split evenly between domestic and defense spending. Payments to Medicare providers are subject to these automatic spending reductions, subject to a 2% cap. At this time, we believe that the automatic 2% reduction on each claim submitted to Medicare will begin on April 1, 2013. Reductions to Medicare and Medicaid reimbursement resulting from the Budget Control Act of 2011 could have a material adverse effect on our business, financial position, results of operations and liquidity.

Medicaid – Medicaid is a state-administered program financed by state funds and matching federal funds. The program provides for medical assistance to the indigent and certain other eligible persons. Although administered under broad federal regulations, states are given flexibility to construct programs and payment methods consistent with their individual goals. Accordingly, these programs differ in many respects from state to state.

The nursing center division provides Medicaid-covered services consisting of nursing care, room and board and social services to eligible individuals. In addition, states may at their option cover other services such as physical, occupational and speech therapies and pharmaceuticals. Medicaid programs also are subject to statutory and regulatory changes, administrative rulings, interpretations of policy by the state agencies and certain government funding limitations, all of which may materially increase or decrease the level of program payments to nursing and rehabilitation centers operated by the nursing center division. We believe that the payments under many of these programs may not be sufficient on an overall basis to cover the costs of serving certain patients participating in these programs. In addition, the downturn in the United States economy over the past few years has accentuated budgetary pressures impacting state fiscal budgets, thereby further reducing Medicaid payments to our nursing and rehabilitation centers from current levels.

Under the American Recovery & Reinvestment Act of 2009, state Medicaid programs were granted a temporary increase in federal medical assistance percentage ("FMAP") funding. As a result of the economic downturn experienced by most states, the practical effect of the increase in FMAP funding meant the payments for services in nursing and rehabilitation centers in most states were either frozen or increased nominally relative to annual adjustments normally associated with the Medicaid budget process. After various legislative extensions, the enhanced FMAP rate expired June 30, 2011. As a result, state Medicaid programs have less federal funds to support the payments for our services.

There continue to be legislative and regulatory proposals that would impose further limitations on government and private payments to providers of healthcare services. Many states are considering or have enacted measures that are designed to reduce their Medicaid expenditures and to make certain changes to private healthcare insurance. As states face budgetary issues, we anticipate further pressure on Medicaid rates that could negatively impact payments to our nursing and rehabilitation centers.

In addition, some states seek to increase the levels of funding contributed by the federal government to their Medicaid programs through a mechanism known as a provider tax. Under these programs, states levy a tax on healthcare providers, which increases the amount of state revenue available to expend on the Medicaid program. This increase in program revenues increases the payment made by the federal government to the state in the form of matching funds. Consequently, the state then has more funds available to support Medicaid rates for providers of Medicaid covered services. However, states may not necessarily use these funds to increase payments to nursing center providers. Provider tax plans are subject to approval by the federal government and were included as a provision in the Tax Relief and Health Care Act of 2006, codifying the maximum Medicaid provider tax rate at 5.5% through fiscal year 2011. Effective October 1, 2011, the maximum Medicaid provider tax rate was restored to 6.0%. Although these plans have been approved in the past, we cannot assure you that such plans will be approved by the federal government in the future.

Non-government payments – The nursing center division seeks to maximize the number of non-government payment residents admitted to our nursing and rehabilitation centers, including those covered under private insurance and managed care health plans. Non-government payment residents typically have financial resources (including insurance coverages) to pay for their services and do not rely on government programs for support. It is important to our business to establish relationships with commercial insurers, managed care health plans and other private payors and to maintain our reputation with such payors as a provider of quality patient and resident care. We negotiate contracts with purchasers of group healthcare services, including private employers, commercial insurers and managed care companies. Most payor organizations attempt to obtain discounts from established charges. We focus on demonstrating to these payors how our services can provide them and their customers with the most viable pricing arrangements in circumstances where they may otherwise be faced with funding treatment at higher rates at other healthcare providers. The importance of obtaining contracts with commercial insurers, managed care health plans and other private payors varies among markets, depending on such factors as the number of commercial payors and their relative market strength. Failure to obtain contracts with certain commercial insurers and managed care health plans or reductions in lengths of stay or payments for our services provided to individuals covered by commercial insurance could have a material adverse effect on our business, financial position, results of operations and liquidity.

Rehabilitation division

General regulations. The rehabilitation division is subject to various federal and state regulations. Therapists and other healthcare professionals that we employ are required to be individually licensed or certified pursuant to applicable state and federal laws. We have processes in place in an effort to ensure that our therapists and other healthcare professionals are licensed or certified in accordance with applicable federal and state laws. In addition, we require our therapists and other employees to participate in continuing education programs. The failure of a therapist or other healthcare professional to obtain, maintain or renew required licenses or certifications could adversely affect a customer's and our operations, including negatively impacting our financial results.

As noted above, the rehabilitation division is subject to federal and state laws that govern financial and other arrangements between healthcare providers. These laws prohibit, among other things, certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. Such laws include the Anti-Kickback Statute, the Stark Law and the FCA discussed previously. In addition, some states restrict certain business relationships between physicians and ancillary service providers. Some states also prohibit for-profit corporations from providing rehabilitation services through therapists who are directly employed by the corporation or otherwise providing, or holding themselves out as a provider of, clinical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of eligibility to contract with long-term care facilities, hospitals and other providers participating in Medicare, Medicaid and other federal healthcare programs, as well as civil and criminal penalties. These laws vary considerably from state to state.

Overview of rehabilitation division revenues

The rehabilitation division receives payment for the rehabilitation and program management services it provides to residents, patients and customers. The basis for payment varies depending upon the type of service provided. Customers in the SRS segment generally pay on the basis of a negotiated patient per diem rate or a negotiated fee schedule based upon the type of service rendered. In the HRS segment, our hospital-based inpatient rehabilitation unit customers generally pay us on the basis of a negotiated fee per discharge. Our LTAC hospital customers pay based upon a negotiated per patient day rate. Our sub-acute rehabilitation customers pay based upon a flat monthly fee or a negotiated fee per patient day. Our outpatient therapy clients typically pay us on the basis of a negotiated fee per unit of service.

As noted above, various federal and state laws and regulations govern reimbursement to nursing centers, hospitals and other healthcare providers participating in Medicare, Medicaid and other federal healthcare programs. Though these laws and regulations are generally not directly applicable to our rehabilitation division, they are applicable to our customers. If our customers fail to comply with these laws and regulations they could be subject to possible sanctions, including loss of licensure or eligibility to participate in reimbursement programs, as well as civil and criminal penalties, which could materially and adversely affect our business, financial position, results of operations and liquidity. If our arrangements with our customers are found to violate the Anti-Kickback Statute or other fraud and abuse laws, we could be subject to criminal and civil penalties, as well as exclusion from participation in federal and state healthcare programs. In addition, there continue to be legislative and regulatory proposals to contain healthcare costs by imposing further limitations on government and private payments to providers of healthcare services.

Medicare Part B provides reimbursement for certain physician services, limited drug coverage and other outpatient services, such as therapy and other services, outside of a Medicare Part A covered patient stay. Payment for these services is determined according to the MPFS. Annually since 1997, the MPFS has been subject to the SGR, which is intended to keep spending growth in line with allowable spending. Each year since the SGR was enacted, this adjustment produced a scheduled negative update to payment for physicians, therapists and other healthcare providers paid under the MPFS. Annually, since 2002, Congress has stepped in with so-called "doc fix" legislation to suspend payment cuts to physicians. Various legislation has annually suspended the payment cut. The Taxpayer Relief Act further suspended the payment cut until December 31, 2013.

Since 2006, federal legislation has provided for an annual Medicare Part B outpatient therapy cap. In succeeding years, CMS subsequently increased the amount of the therapy cap. Legislation also was passed that required CMS to implement a broad process for reviewing medically necessary therapy claims, creating an exception to the cap. Legislation has annually extended the Medicare Part B outpatient therapy cap exception process. The Job Creation Act extended the therapy cap exception process through December 31, 2012. The Taxpayer Relief Act further extended the therapy cap exception process through December 31, 2013. Patients in our facilities whose stay is not reimbursed by Medicare Part A must seek reimbursement for their therapy under Medicare Part B and are subject to the therapy cap.

For the fiscal year beginning October 1, 2010, CMS finalized provisions that increase the number of RUG categories for nursing centers from 53 to 66 (i.e., RUGs IV) and amend the criteria, including the provision of therapy services, used to classify patients into these categories. Effective October 1, 2010, CMS began paying claims using the RUGS IV system.

The therapy time requirements to qualify for rehabilitation RUG categories are unchanged under RUGs IV, however the regulatory changes altered how minutes were allocated to calculate the RUGs scores using MDS 3.0. Rather than count all therapy time that a nursing center patient receives, rehabilitation providers must now allocate therapy minutes between the patients being served during concurrent therapy sessions. In addition, the number of patients that a therapist/assistant may treat concurrently is limited to two patients. Under the 2011 CMS Rules, group therapy is defined as therapy sessions with four patients who are performing similar therapy activities. Irrespective of the number of patients ultimately treated in a group therapy session, rehabilitation providers must allocate therapy minutes during such sessions as if four patients are being served. Our rehabilitation division hired additional therapists to facilitate the provision of additional individual minutes to address patient needs.

Effective January 1, 2011, reimbursement rates for Medicare Part B therapy services included in the MPFS were reduced by 25% for subsequent procedures when multiple therapy services are provided on the same day. CMS projected that the rule would result in an approximate 7% rate reduction for Medicare Part B therapy services in calendar year 2011. We estimate that this rule reduced our revenues related to Medicare Part B therapy services by approximately $7 million for 2011. The Taxpayer Relief Act will further reduce Medicare payments for subsequent procedures when multiple therapy services are provided on the same day. We believe that the new rules related to multiple therapy services will reduce our Medicare revenues from $25 million to $30 million on an annual basis.

On July 29, 2011, CMS issued the 2011 CMS Rules which, among other things, impose: (1) a negative adjustment to RUGs IV therapy rates, and (2) a net market basket increase of 1.7% consisting of (a) a 2.7% market basket inflation increase, less (b) a 1.0% adjustment to account for the effect of a productivity adjustment, beginning on October 1, 2011. CMS projected the impact of these changes will result in an 11.1% decrease in payments to skilled nursing and rehabilitation centers. In addition to these rate changes, the 2011 CMS Rules introduced additional changes to RUG calculations along with adding additional patient assessments. Under the 2011 CMS Rules, group therapy is defined as therapy sessions with four patients who are performing similar therapy activities. In addition, for purposes of assigning patients to RUGs IV payment categories, the minutes of group therapy are divided by four with 25% of the minutes being allocated to each patient. The 2011 CMS Rules also clarify the circumstances for reporting breaks in care of three or more days of therapy and also implement a new change of therapy assessment that is designed to allocate the patient to the RUG level that represents the treatment provided in the last seven days. Both changes are likely to produce alterations in the RUG scores billed for the patient along with generating additional patient assessments. We believe that the 2011 CMS Rules on an annual basis have reduced our revenues by approximately $100 million to $110 million in our nursing center business and have negatively impacted our rehabilitation therapy business by approximately $40 million to $50 million.

In February 2012, the Middle Class Tax Relief Act of 2012 was enacted, which provides that certain Medicare Part B therapy services exceeding a threshold of $3,700 would be subject to a pre-payment manual medical review process effective October 1, 2012. The review process for these services was scheduled to expire on December 31, 2012 but was extended through December 31, 2013 under the Taxpayer Relief Act. This review process has had an adverse effect on the provision and billing of services for patients and could negatively impact therapist productivity.

Reductions in the reimbursement provided to our customers by Medicare or Medicaid could negatively impact the demand and price for our services, impair our ability to collect for our services from customers and could have a material adverse effect on our rehabilitation revenues and growth prospects.

Although reductions or changes in reimbursement from governmental or third party payors and regulatory changes affecting our business represent one of the most significant challenges to our business, our operations are also affected by coverage rules and determinations. Medicare providers like us can be negatively affected by the adoption of coverage policies, either at the national or local level, that determine whether an item or service is covered and under what clinical circumstances it is considered to be reasonable, necessary, and appropriate. Current CMS coverage rules require inpatient rehabilitation services to be ordered by a qualified rehabilitation physician and be coordinated by an interdisciplinary team. The interdisciplinary team must meet weekly to review patient status and make any needed adjustments to the individualized plan of care. Qualified personnel must provide required rehabilitation nursing, physical therapy, occupational therapy, speech language pathology, social services, psychological services, and prosthetic and orthotic services. CMS has also noted that it is considering specific standards governing the use of group therapies. For individual claims, Medicare contractors make coverage determinations regarding medical necessity which can represent more restrictive interpretations of the CMS coverage rules. We cannot predict how future CMS coverage rule interpretations or any new local coverage determinations will affect us.

Home health and hospice division

General regulations. The home health and hospice division is subject to various federal and state regulations. Many states require the entity through which home health or hospice services are provided to obtain a license or certification from one or more state agencies. In addition, a substantial majority of our home health and hospice agencies achieved and/or maintain certification through the Medicare deeming authority of one of the three private accreditation bodies: the Joint Commission, the Accreditation Commission for Health Care, and the Community Health Accreditation Program. The therapists and other healthcare professionals employed by the home health and hospice division are required to be individually licensed or certified pursuant to applicable state and federal laws. We have processes in place to ensure that our home health and hospice providers and the therapists and other healthcare professionals that we employ are licensed or certified in accordance with applicable federal and state laws. In addition, we require our therapists and other employees to participate in continuing education programs. The failure to obtain, maintain or renew required licenses or certifications by our home health and hospice agencies or the therapists or other healthcare professionals employed by those agencies could cause a material adverse effect on the home health and hospice division's results of operations.

As noted above, the home health and hospice division also is subject to federal and state laws that govern financial and other arrangements between healthcare providers. These laws prohibit, among other things, certain direct and indirect payments for the referral of patients, certain referrals by physicians if they or their immediate family members have a financial relationship with the home health or hospice agency, or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. Such laws include the Anti-Kickback Statute, the Stark Law and the FCA. In addition, some states restrict certain business relationships between physicians and ancillary service providers and some states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in Medicare, Medicaid and other reimbursement programs, as well as civil and criminal penalties. These laws vary considerably from state to state.

Overview of home health and hospice division reimbursement

Medicare

Home health. To be eligible to receive Medicare payments for home health services, a patient must be "homebound" (cannot leave home without considerable or taxing effort), require periodic skilled nursing or physical or speech therapy services, and receive treatment under a plan of care established and periodically reviewed by a physician based upon a face-to-face encounter between the patient and the physician.

We receive a standard prospective payment for home health services provided over a base 60-day period, or "episode," of care. There is no limit to the number of episodes a patient may receive as long as he or she remains Medicare eligible. The base episode payment is a flat rate subject to adjustment based upon differences in the expected needs of each patient. The adjustment is determined by each patient's categorization into one of 153 payment groups, known as home health resource groups, and the cost of care for patients in each group relative to the average patient. Payment is further adjusted for differences in local prices using the hospital wage index. The payment also is subject to retroactive adjustment in certain circumstances, including: (1) an outlier adjustment if the patient's care was unusually costly; (2) a utilization adjustment if the number of visits to the patient was less than five; (3) a partial payment adjustment if the patient transferred to another provider during an episode; (4) an adjustment based upon the level of required therapy services; and (5) an adjustment based upon the number of episodes of care, with episodes three and higher receiving an increased rate.

On November 4, 2011, CMS issued final regulations regarding Medicare payment rates for home health agencies effective January 1, 2012. These final regulations implement a net market basket increase of 1.4% consisting of: (1) a 2.4% market basket inflation increase, less (2) a 1.0% adjustment mandated by the ACA. In addition, CMS implemented a 3.79% reduction in case mix. CMS projected the impact of these changes would result in a 2.31% decrease in payments to home health agencies.

On November 2, 2012, CMS issued final regulations regarding Medicare payment rates for home health agencies effective January 1, 2013. These final regulations implement a net market basket increase of 1.3%

consisting of: (1) a 2.3% market basket inflation increase, less (2) a 1.0% adjustment mandated by the ACA. In addition, CMS implemented a 1.32% reduction in case mix. CMS has projected the impact of these changes will result in a 0.01% decrease in payments to home health agencies.

Hospice. To be eligible to receive hospice care under the Medicare program, a patient must have a terminal illness, as certified by two physicians, with a life expectancy of six months or less. The patient must affirmatively elect hospice treatment to the exclusion of other Medicare benefits related to his or her condition.

We receive payment for our hospice services under Medicare through a prospective payment system that pays an established payment rate for each day that we provide hospice services to a Medicare eligible patient. The rates we receive from Medicare are subject to annual adjustments for inflation and vary based upon the geographic location of the services provided. The rate also varies depending upon which of four established levels of care we provide to the Medicare patient: (1) "routine home care," which is the default level paid for each day a patient is in the hospice program and does not receive one of the higher levels of care; (2) "general inpatient care," which is paid when a patient needs inpatient services for pain or symptom management for a brief period; (3) "continuous home care," which is home care provided during a crisis period when the patient requires intensive monitoring and nursing care; and (4) "respite care," which allows a patient to receive inpatient care for a short period to provide relief for the patient's family and other care givers from the demands of providing care for up to five consecutive days.

The Medicare payments we receive for hospice care are subject to two caps. First, there is the "80-20 Rule" providing that if the number of inpatient care days furnished to Medicare patients exceeds 20% of the total days of hospice care (measured during a 12-month period ending October 31 of each year) provided to Medicare patients, the excess is only eligible for the "routine home care" rate. Second, there is a cap based upon an overall average payment per Medicare beneficiary. Any payments exceeding the cap must be refunded to Medicare.

On July 24, 2012, CMS issued final regulations regarding Medicare payment rates for hospice providers effective October 1, 2012. These final regulations implement a net market basket increase of 1.6% consisting of: (1) a 2.6% market basket inflation increase, less (2) offsets to the standard payment conversion factor mandated by the ACA of: (a) a 0.7% adjustment to account for the effect of a productivity adjustment, and (b) 0.3% as required by statute. CMS has projected the impact of these changes will result in a 0.9% increase in payments to hospice providers.

Beginning April 1, 2013, the Budget Control Act of 2011 (as amended by the Taxpayer Relief Act) will automatically reduce federal spending by approximately $1.2 trillion split evenly between domestic and defense spending. Payments to Medicare providers are subject to these automatic spending reductions, subject to a 2% cap. At this time, we believe that the automatic 2% reduction on each claim submitted to Medicare will begin on April 1, 2013. Reductions to Medicare and Medicaid reimbursement resulting from the Budget Control Act of 2011 could have a material adverse effect on our business, financial position, results of operations and liquidity.

Medicaid – Medicaid reimburses home health and hospice providers for care provided to certain low income patients. Reimbursement varies from state to state and is based upon a number of different systems including cost-based, prospective payment and negotiated rate systems. Rates are subject to multiple adjustments in different circumstances and are subject to statutory and regulatory changes and interpretations and rulings by individual state agencies.

Non-government payments – The home health and hospice division seeks to maximize the number of its non-government payment patients, including those covered under private insurance and managed care health plans. Non-government payment patients typically have financial resources (including insurance coverages) to pay for their services and do not rely upon government programs for support. We negotiate contracts with purchasers of group healthcare services, including private employers, commercial insurers and managed care companies. Most payor organizations attempt to obtain discounts from established charges. We focus on demonstrating to these payors how our services can provide them and their customers with the most viable pricing arrangements in circumstances where they may otherwise be faced with funding treatments at higher rates at other healthcare providers. The importance of obtaining contracts with commercial insurers, managed care health plans and other private payors varies among markets, depending on such factors as the number of commercial payors and their relative market strength.

MASTER LEASE AGREEMENTS

At December 31, 2012, we leased from Ventas and its affiliates 38 TC hospitals and 159 nursing and rehabilitation centers under four master lease agreements (as amended, the "Master Lease Agreements"). We have also entered into an additional lease agreement with Ventas for ten TC hospitals that will be effective on May 1, 2013 (the "2013 Lease Agreement"). The material terms and conditions of the 2013 Lease Agreement are substantially similar to the Master Lease Agreements, except as otherwise described below.

Term and Renewals

Each Master Lease Agreement includes land, buildings, structures and other improvements on the land, easements and similar appurtenances to the land and improvements, and permanently affixed equipment, machinery and other fixtures relating to the operation of the leased properties. There are several bundles of leased properties under each Master Lease Agreement, with each bundle containing approximately six to 20 leased nursing and rehabilitation centers and TC hospitals.

The Master Lease Agreements initially provided that we could renew all or none of the facilities within each bundle up to a maximum of three separate five year renewal terms by providing written notice between 12 and 18 months prior to the expiration of the lease term for such bundle.

Under the Master Lease Agreements, we had 73 nursing and rehabilitation centers and 16 TC hospitals within ten separate bundles eligible for renewal prior to an April 30, 2012 lease renewal notice date. We renewed three of these renewal bundles, containing 19 nursing and rehabilitation centers and six TC hospitals (collectively, the "Renewal Facilities") for an additional five years.

The Renewal Facilities contain 2,178 licensed nursing and rehabilitation center beds and 616 licensed hospital beds and generated revenues of approximately $443 million for the year ended December 31, 2012. The current annual rent for the Renewal Facilities approximates $47 million.

We did not renew seven renewal bundles containing 54 nursing and rehabilitation centers (the "Expiring Facilities"). The Expiring Facilities contain 6,140 licensed nursing and rehabilitation center beds and generated revenues of approximately $475 million for the year ended December 31, 2012. The current annual rent for these facilities approximates $57 million. We have also entered into an agreement with Ventas to provide Ventas with more flexibility to accelerate the transfer of the Expiring Facilities. We will continue to operate the Expiring Facilities and include the Expiring Facilities in our results from continuing operations through the expiration of the lease term. When we terminate our operations of the Expiring Facilities, these facilities will be reclassified to discontinued operations.

We believe that the divesture of the Expiring Facilities will not have a material impact on our financial position, results of operations or liquidity.

On May 24, 2012, we entered into the 2013 Lease Agreement covering the ten TC hospitals that were otherwise scheduled to expire on April 30, 2013. The 2013 Lease Agreement will be effective on May 1, 2013 and will have a term of ten years with three five-year renewal options. The annual rent for the 2013 Lease Agreement will be $28 million and is subject to annual increases based on the increase in the Consumer Price

Index (subject to an annual 4% cap). The current annual rent for these ten TC hospitals approximates $22 million. These ten TC hospitals contain 1,066 licensed hospital beds and generated revenues of approximately $283 million for the year ended December 31, 2012.

The following chart sets forth the current lease renewals under the existing Master Lease Agreements:

			Facility renewals		
Renewal Group	**Expiration date**	**Renewal date**	**Nursing and rehabilitation centers**	**TC hospitals**	**Renewal bundles**
Group 1	April 30, 2015	October 31, 2013 – April 29, 2014	86	22	10
Group 2	April 30, 2018	October 31, 2016 – April 29, 2017	7	1	1
Group 3	April 30, 2018	October 31, 2016 – April 29, 2017	12	5	2

Renewal Group 1

In 2009, we entered into agreements with Ventas to renew all of the Group 1 facilities (12,101 licensed beds) for an additional five years. The current term for the Group 1 facilities expires on April 30, 2015. The current annual rent for the Group 1 facilities approximates $136 million. At our option, the Group 1 facilities may be extended for up to two five-year renewal terms beyond the current renewal term at the greater of: (1) the then existing rental rate plus the then existing escalation amount per annum or (2) the then fair market value rental rate. Upon any such renewal, the fair market value rental rate is determined through an appraisal procedure described in the Master Lease Agreements.

Renewal Group 2

The Group 2 facilities contain seven nursing and rehabilitation centers (766 licensed beds) and one TC hospital (109 licensed beds). The current annual rent for the Group 2 facilities approximate $15 million. As noted above, the Group 2 facilities are grouped into one renewal bundle. At our option, the Group 2 facilities may be extended for one five-year renewal term beyond the current term at the greater of: (1) the then existing rental rate plus the then existing escalation amount per annum or (2) the then fair market value rental rate. Upon any such renewal, the fair market value rental rate is determined through an appraisal procedure described in the Master Lease Agreements.

Renewal Group 3

The Group 3 facilities contain 12 nursing and rehabilitation centers (1,412 licensed beds) and five TC hospitals (507 licensed beds). The current annual rent for the Group 3 facilities approximate $32 million. As noted above, the Group 3 facilities are grouped into two separate renewal bundles. At our option, the Group 3 facilities may be extended for up to two five-year renewal terms beyond the current term at the greater of: (1) the then existing rental rate plus the then existing escalation amount per annum or (2) the then fair market value rental rate. Upon any such renewal, the fair market value rental rate is determined through an appraisal procedure described in the Master Lease Agreements.

Conditions to effectiveness of renewals

We may not extend the Master Lease Agreements beyond any previously exercised renewal term if, at the time we seek such extension and at the time such extension takes effect: (1) an event of default has occurred and is continuing or (2) a Medicare/Medicaid event of default (as described below) and/or a licensed bed event of default (as described below) has occurred and is continuing with respect to three or more leased properties subject to a particular Master Lease Agreement. The renewal term of each Master Lease Agreement is subject to termination upon default by us (subject to certain exceptions) and certain other conditions described in the Master Lease Agreements.

Rent appraisal process and our right to revoke such renewals

Under the Master Lease Agreements, if we provide Ventas with notice that we intend to renew one or more renewal bundles, Ventas may then initiate an appraisal process to establish a new fair market rental (as defined in the Master Lease Agreements) ("FMR") for any or all of these bundles.

Under the appraisal process, an independent appraiser determines the FMR for each renewal bundle and each property within such renewal bundle. Once FMR is determined, the appraiser sends to both parties simultaneously the aggregate FMR for such renewal bundle and the FMR for each property within the bundle. Ventas, in its sole discretion, then determines whether: (1) to accept the appraised FMR for the renewal bundle in the aggregate or (2) make no changes to the current base rent and contingent annual rent escalator for the renewal bundle. If Ventas selects the new FMR for a renewal bundle, then the new FMR would become effective at the start of the renewal term unless we elect to revoke our renewal by the applicable deadline set forth in the Master Lease Agreements.

The determination of FMR requires certain levels of subjectivity and judgment related to the many variables that may be considered under the circumstances. As a result, it is important for investors to consider the possibility of a wide range of outcomes with respect to the appraisal process.

Rental Amounts and Escalators

Each Master Lease Agreement is commonly known as a triple-net lease or an absolute-net lease. Accordingly, in addition to rent, we are required to pay the following: (1) all insurance required in connection with the leased properties and the business conducted on the leased properties, (2) certain taxes levied on or with respect to the leased properties (other than taxes on the income of Ventas) and (3) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties.

We paid rents to Ventas (including amounts classified as discontinued operations) approximating $260 million for the year ended December 31, 2012, $253 million for the year ended December 31, 2011 and $246 million for the year ended December 31, 2010.

Each Master Lease Agreement provides for rent escalations each May 1 if the patient revenues for the leased properties meet certain criteria as measured using the preceding calendar year revenues as compared to the base period. All annual rent escalators are payable in cash. The contingent annual rent escalator is 2.7% for Master Lease Agreements Nos. 1, 3 and 4. The contingent annual rent escalator for Master Lease Agreement No. 2 is based upon the Consumer Price Index with a floor of 2.25% and a ceiling of 4%. In 2012, the contingent annual rent escalator for Master Lease Agreement No. 2 was 2.87%.

Unlike the Master Lease Agreements, beginning the second full year of the lease term, the 2013 Lease Agreement provides for rent escalations each May 1 that equal the percentage increase, if any, in the Consumer Price Index, subject to a ceiling of 4%.

Use of the Leased Property

The Master Lease Agreements require that we utilize the leased properties solely for the provision of healthcare services and related uses and as Ventas may otherwise consent. We are responsible for maintaining or causing to be maintained all licenses, certificates and permits necessary for the leased properties to comply with various healthcare and other regulations. We also are obligated to operate continuously each leased property as a provider of healthcare services.

Events of Default

Under each Master Lease Agreement, an "Event of Default" will be deemed to occur if, among other things:

- we fail to pay rent or other amounts within five days after notice,
- we fail to comply with covenants, which failure continues for 30 days or, so long as diligent efforts to cure such failure are being made, such longer period (not over 180 days) as is necessary to cure such failure,
- certain bankruptcy or insolvency events occur, including filing a petition of bankruptcy or a petition for reorganization under the bankruptcy code,
- an event of default arises from our failure to pay principal or interest on any indebtedness exceeding $50 million,
- the maturity of any indebtedness exceeding $50 million is accelerated,
- we cease to operate any leased property as a provider of healthcare services for a period of 30 days,
- a default occurs under any guaranty of any lease or the indemnity agreements with Ventas,
- we or our subtenant lose any required healthcare license, permit or approval or fail to comply with any legal requirements as determined by a final unappealable determination,
- we fail to maintain insurance,
- we create or allow to remain certain liens,
- we breach any material representation or warranty,
- a reduction occurs in the number of licensed beds in a facility, generally in excess of 10% (or less than 10% if we have voluntarily "banked" licensed beds) of the number of licensed beds in the applicable facility on the commencement date (a "licensed bed event of default"),
- Medicare or Medicaid certification with respect to a participating facility is revoked and re-certification does not occur for 120 days (plus an additional 60 days in certain circumstances) (a "Medicare/ Medicaid event of default"),
- we become subject to regulatory sanctions as determined by a final unappealable determination and fail to cure such regulatory sanctions within the specified cure period for any facility,
- we fail to cure a breach of any permitted encumbrance within the applicable cure period and, as a result, a real property interest or other beneficial property right of Ventas is at material risk of being terminated, or
- we fail to cure the breach of any of the obligations of Ventas as lessee under any existing ground lease within the applicable cure period and, if such breach is a non-monetary, non-material breach, such existing ground lease is at material risk of being terminated.

Remedies for an Event of Default

Except as noted below, upon an Event of Default under one of the Master Lease Agreements, Ventas may, at its option, exercise the following remedies:

(1) after not less than ten days notice to us, terminate the Master Lease Agreement to which such Event of Default relates, repossess any leased property, relet any leased property to a third party and require that we pay to Ventas, as liquidated damages, the net present value of the rent for the balance of the term, discounted at the prime rate,

(2) without terminating the Master Lease Agreement to which such Event of Default relates, repossess the leased property and relet the leased property with us remaining liable under such Master Lease Agreement for all obligations to be performed by us thereunder, including the difference, if any, between the rent under such Master Lease Agreement and the rent payable as a result of the reletting of the leased property, and

(3) seek any and all other rights and remedies available under law or in equity.

In addition to the remedies noted above, under the Master Lease Agreements, in the case of a facility-specific event of default, Ventas may terminate a Master Lease Agreement as to the leased property to which the Event of Default relates, and may, but need not, terminate the entire Master Lease Agreement. Each of the Master Lease Agreements includes special rules relative to Medicare/Medicaid events of default and a licensed bed event of default. In the event a Medicare/Medicaid event of default and/or a licensed bed event of default occurs and is continuing: (1) with respect to not more than two properties at the same time under a Master Lease Agreement that covers 41 or more properties and (2) with respect to not more than one property at the same time under a Master Lease Agreement that covers 21 to and including 40 properties, Ventas may not exercise termination or dispossession remedies against any property other than the property or properties to which the event of default relates. Thus, in the event Medicare/Medicaid events of default and licensed bed events of default would occur and be continuing: (1) with respect to one property under a Master Lease Agreement that covers less than 20 properties, (2) with respect to two or more properties at the same time under a Master Lease Agreement that covers 21 to and including 40 properties, or (3) with respect to three or more properties at the same time under a Master Lease Agreement that covers 41 or more properties, then Ventas would be entitled to exercise all rights and remedies available to it under the Master Lease Agreements.

Assignment and Subletting

Except as noted below, the Master Lease Agreements provide that we may not assign, sublease or otherwise transfer any leased property or any portion of a leased property as a whole (or in substantial part), including by virtue of a change of control, without the consent of Ventas, which may not be unreasonably withheld if the proposed assignee: (1) is a creditworthy entity with sufficient financial stability to satisfy its obligations under the related Master Lease Agreement, (2) has not less than four years experience in operating healthcare facilities for the purpose of the applicable facility's primary intended use, (3) has a favorable business and operational reputation and character, and (4) has all licenses, permits, approvals and authorizations to operate the facility and agrees to comply with the use restrictions in the related Master Lease Agreement. The obligation of Ventas to consent to a subletting or assignment is subject to the reasonable approval rights of any mortgagee and/or the lenders under its credit agreement. We may sublease up to 20% of each leased property for restaurants, gift shops and other stores or services customarily found in hospitals or nursing and rehabilitation centers without the consent of Ventas, subject, however, to there being no material alteration in the character of the leased property or in the nature of the business conducted on such leased property.

In addition, each Master Lease Agreement allows us to assign or sublease (1) without the consent of Ventas, 10% of the nursing and rehabilitation center facilities in each Master Lease Agreement and (2) with Ventas' consent (which consent will not be unreasonably withheld, delayed or conditioned), two hospitals in each Master Lease Agreement, if either: (a) the applicable regulatory authorities have threatened to revoke our Medicaid or Medicare certification or an authorization necessary to operate such leased property or (b) we cannot profitably operate such leased property. Any such proposed assignee/sublessee must satisfy the requirements listed above and it must have all licenses, permits, approvals and other authorizations required to operate the leased properties in accordance with the applicable permitted use. With respect to any assignment or sublease made under this provision, Ventas agrees to execute a nondisturbance and attornment agreement with such proposed assignee or subtenant. Upon any assignment or subletting, we will not be released from our obligations under the applicable Master Lease Agreement.

Subject to certain exclusions, we must pay to Ventas 80% of any consideration received by us on account of an assignment and 80% (50% in the case of existing subleases) of sublease rent payments (approximately equal to revenue net of specified allowed expenses attributable to a sublease, and specifically defined in the Master Lease Agreements), provided that Ventas's right to such payments will be subordinate to that of our lenders.

Ventas will have the right to approve the purchaser at a foreclosure of one or more of our leasehold mortgages by our lenders. Such approval will not be unreasonably withheld so long as such purchaser is creditworthy, reputable and has four years experience in operating healthcare facilities. Any dispute regarding whether Ventas has unreasonably withheld its consent to such purchaser will be subject to expedited arbitration.

2013 Lease Agreement

As noted above, we entered into the 2013 Lease Agreement covering the ten TC hospitals that were otherwise scheduled to expire on April 30, 2013. The terms of the 2013 Lease Agreement are substantially similar to the terms of the Master Lease Agreements, except that we may not: (1) develop any additional TC hospitals within a ten-mile radius of each of the ten TC hospitals subject to the 2013 Lease Agreement or (2) increase the number of licensed beds at TC hospitals that are within the restricted areas and not leased to us by Ventas under the 2013 Lease Agreement. We are not restricted, however, from acquiring operating TC hospitals within (or outside of) the restricted area. The 2013 Lease Agreement also excludes for these ten TC hospitals certain change of control transactions from the assignment restrictions that are otherwise applicable to us in the Master Lease Agreements. The 2013 Lease Agreement does not modify the above-described assignment restrictions applicable under the Master Lease Agreements, which remain in effect.

ADDITIONAL INFORMATION

Employees

As of December 31, 2012, we had approximately 50,900 full-time and 27,100 part-time and per diem employees. We had approximately 3,000 unionized employees at 35 of our facilities as of December 31, 2012.

The market for qualified nurses, therapists and other healthcare professionals is highly competitive. We, like other healthcare providers, have experienced difficulties in attracting and retaining qualified personnel such as nurses, certified nurse's assistants, nurse's aides, therapists and other providers of healthcare services. Our hospitals and nursing and rehabilitation centers are particularly dependent on nurses for patient care. Our rehabilitation division continues to seek qualified therapists to fill open positions. The difficulty we have experienced in hiring and retaining qualified personnel has increased our average wage rates and may force us to increase our use of contract personnel. We expect to continue to experience increases in our labor costs primarily due to higher wages and greater benefits required to attract and retain qualified healthcare personnel. Salaries, wages and benefits were approximately 59% of our consolidated revenues for the year ended December 31, 2012. Our ability to manage labor costs will significantly affect our future operating results.

Professional and General Liability Insurance

Our healthcare operations are insured for professional and general liability risks by our wholly owned limited purpose insurance subsidiary, Cornerstone Insurance Company ("Cornerstone"). Cornerstone covers losses up to specified limits per occurrence. On a per claim basis, coverage for losses in excess of those covered by Cornerstone are maintained through unaffiliated commercial reinsurance carriers. Cornerstone insures all claims in all states up to a per occurrence limit without the benefit of any aggregate stop loss limit, thereby increasing our financial risk.

We believe that our insurance is adequate in amount and coverage. There can be no assurance that in the future such insurance will be available at a reasonable price or that we will be able to maintain adequate levels of professional and general liability insurance coverage.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") under the Exchange Act.

Our filings with the SEC are available to the public free of charge on the SEC website at *http://www.sec.gov*, which contains reports, proxy and information statements and other information. You also may read or obtain copies of this information in person or by mail from the SEC's Public Reference Room, 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments thereto, are available free of charge on our website, through a link to the SEC's website, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website is *www.kindredhealthcare.com*. Information made available on our website is not a part of this document.

Item 1A. ***Risk Factors***

Certain statements made in this Annual Report on Form 10-K and the documents we incorporate by reference in this Annual Report on Form 10-K include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements regarding our expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as "anticipate," "approximate," "believe," "plan," "estimate," "expect," "project," "could," "should," "will," "intend," "may" and other similar expressions, are forward-looking statements.

Such forward-looking statements are inherently uncertain, and you must recognize that actual results may differ materially from our expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management's current expectations and include known and unknown risks, uncertainties and other factors, many of which we are unable to predict or control, that may cause our actual results or performance to differ materially from any future results or performance expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in our filings with the SEC. Factors that may affect our plans, results or stock price include, without limitation:

- the impact of healthcare reform, which will initiate significant changes to the United States healthcare system, including potential material changes to the delivery of healthcare services and the reimbursement paid for such services by the government or other third party payors, including reforms resulting from the ACA or future deficit reduction measures adopted at the federal or state level. Healthcare reform is affecting each of our businesses in some manner. Potential future efforts in the U.S. Congress to repeal, amend, modify or retract funding for various aspects of the ACA create additional uncertainty about the ultimate impact of the ACA on us and the healthcare industry. Due to the substantial regulatory changes that will need to be implemented by CMS and others, and the numerous processes required to implement these reforms, we cannot predict which healthcare initiatives will be implemented at the federal or state level, the timing of any such reforms, or the effect such reforms or any other future legislation or regulation will have on our business, financial position, results of operations and liquidity,
- the impact of the 2012 CMS Rule which, among other things, will reduce Medicare reimbursement to our TC hospitals in 2013 and beyond by imposing a budget neutrality adjustment and modifying the short-stay outlier rules,
- the impact of the 2011 CMS Rules which significantly reduced Medicare reimbursement to our nursing and rehabilitation centers and changed payments for the provision of group therapy services effective October 1, 2011,

- the impact of the Budget Control Act of 2011 (as amended by the Taxpayer Relief Act) which will automatically reduce federal spending by approximately $1.2 trillion split evenly between domestic and defense spending. At this time, we believe that the automatic 2% reduction on each claim submitted to Medicare will begin on April 1, 2013,
- the impact of the Taxpayer Relief Act which, among other things, reduces Medicare payments by 50% for subsequent procedures when multiple therapy services are provided on the same day. At this time, we believe that the new rules related to multiple therapy services will reduce our Medicare revenues by $25 million to $30 million on an annual basis,
- changes in the reimbursement rates or the methods or timing of payment from third party payors, including commercial payors and the Medicare and Medicaid programs, changes arising from and related to the Medicare prospective payment system for LTAC hospitals, including potential changes in the Medicare payment rules, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and changes in Medicare and Medicaid reimbursement for our TC hospitals, nursing and rehabilitation centers, IRFs and home health and hospice operations, and the expiration of the Medicare Part B therapy cap exception process,
- the effects of additional legislative changes and government regulations, interpretation of regulations and changes in the nature and enforcement of regulations governing the healthcare industry,
- the ability of our hospitals to adjust to potential LTAC certification and medical necessity reviews,
- the impact of our significantly increased levels of indebtedness as a result of the RehabCare Merger on our funding costs, operating flexibility and ability to fund ongoing operations, development capital expenditures or other strategic acquisitions with additional borrowings,
- our ability to successfully pursue our development activities, including through acquisitions, and successfully integrate new operations, including the realization of anticipated revenues, economies of scale, cost savings and productivity gains associated with such operations, as and when planned, including the potential impact of unanticipated issues, expenses and liabilities associated with those activities,
- the failure of our facilities to meet applicable licensure and certification requirements,
- the further consolidation and cost containment efforts of managed care organizations and other third party payors,
- our ability to meet our rental and debt service obligations,
- our ability to operate pursuant to the terms of our debt obligations, and comply with our covenants thereunder, and our ability to operate pursuant to our Master Lease Agreements with Ventas,
- the condition of the financial markets, including volatility and weakness in the equity, capital and credit markets, which could limit the availability and terms of debt and equity financing sources to fund the requirements of our businesses, or which could negatively impact our investment portfolio,
- national and regional economic, financial, business and political conditions, including their effect on the availability and cost of labor, credit, materials and other services,
- our ability to control costs, particularly labor and employee benefit costs,
- increased operating costs due to shortages in qualified nurses, therapists and other healthcare personnel,
- our ability to attract and retain key executives and other healthcare personnel,
- the increase in the costs of defending and insuring against alleged professional liability and other claims and our ability to predict the estimated costs related to such claims, including the impact of differences in actuarial assumptions and estimates compared to eventual outcomes,

- our ability to successfully reduce (by divestiture of operations or otherwise) our exposure to professional liability and other claims,
- our ability to successfully dispose of unprofitable facilities,
- events or circumstances which could result in the impairment of an asset or other charges, such as the impact of the Medicare reimbursement regulations that resulted in us recording significant impairment charges in 2012 and 2011,
- changes in generally accepted accounting principles or practices, and changes in tax accounting or tax laws (or authoritative interpretations relating to any of these matters), and
- our ability to maintain an effective system of internal control over financial reporting.

Many of these factors are beyond our control. We caution investors that any forward-looking statements made by us are not guarantees of future performance. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

You should consider carefully all the risks described below, together with all of the information included in this Annual Report on Form 10-K, in evaluating our Company and our common stock. To facilitate your consideration of all of the risks described below, these risks are organized under headings and subheadings for your convenience. If any of the risks described in this Annual Report on Form 10-K were to occur, it could have a material adverse effect on our business, financial position, results of operations, liquidity and stock price.

Risk Factors Relating to Reimbursement and Regulation of Our Business

Healthcare reform has initiated significant changes to the United States healthcare system.

Various healthcare reform provisions became law upon enactment of the ACA. The reforms contained in the ACA have impacted each of our businesses in some manner. Several of the reforms are very significant and could ultimately change the nature of our services, the methods of payment for our services and the underlying regulatory environment. The reforms include the possible modifications to the conditions of qualification for payment, bundling payments to cover both acute and post-acute care and the imposition of enrollment limitations on new providers. The ACA also provides for: (1) reductions to the annual market basket payment updates for LTAC hospitals, IRFs, home health agencies and hospice providers, which could result in lower reimbursement than in the preceding year; (2) additional annual "productivity adjustment" reductions to the annual market basket payment update as determined by CMS for LTAC hospitals, IRFs, and nursing and rehabilitation centers (beginning in federal fiscal year 2012), home health agencies (beginning in federal fiscal year 2015) and hospice providers (beginning in federal fiscal year 2013); (3) new transparency, reporting and certification requirements for skilled nursing facilities, including disclosures regarding organizational structure, officers, directors, trustees, managing employees and financial, clinical and other related data; (4) a quality reporting system for hospitals (including LTAC hospitals and IRFs) beginning in federal fiscal year 2014; and (5) reductions in Medicare payments to hospitals (including LTAC hospitals and IRFs) beginning in federal fiscal year 2014 for failure to meet certain quality reporting standards or to comply with standards in new value based purchasing demonstration project programs.

In addition, a primary goal of healthcare reform is to reduce costs, which includes reductions in the reimbursement paid to us and other healthcare providers. Moreover, healthcare reform could negatively impact insurance companies, other third party payors, our customers, as well as other healthcare providers, which may in turn negatively impact our business. As such, healthcare reforms and changes resulting from the ACA, as well as other similar healthcare reforms, could have a material adverse effect on our business, financial position, results of operations and liquidity.

Changes in the reimbursement rates or methods or timing of payment from third party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursement for our services and products could result in a substantial reduction in our revenues and operating margins.

We depend on reimbursement from third party payors, including the Medicare and Medicaid programs, for substantially all of our revenues. For the year ended December 31, 2012, we derived approximately 56% of our total revenues (before eliminations) from the Medicare and Medicaid programs and the balance from other third party payors, such as commercial insurance companies, health maintenance organizations, preferred provider organizations and contracted providers. The Medicare and Medicaid programs are highly regulated and subject to frequent and substantial changes. See "Part I – Item 1 – Business – Governmental Regulation."

Congress continues to discuss deficit reduction measures, leading to a high degree of uncertainty regarding potential reforms to governmental healthcare programs, including Medicare and Medicaid. These discussions, along with other continuing efforts to reform governmental healthcare programs, both as part of the ACA and otherwise, could result in major changes in the healthcare delivery and reimbursement system on a national and state level. Potential reforms include changes directly impacting the government and private reimbursement systems for each of our businesses. Reforms or other changes to the payment systems, including modifications to the conditions of qualification for payment, the imposition of enrollment limitations on new providers, or bundling payments to cover acute and post-acute care or services provided to dually eligible Medicare and Medicaid patients may be proposed or could be adopted by Congress or CMS in the future.

Beginning April 1, 2013, the Budget Control Act of 2011 (as amended by the Taxpayer Relief Act) will automatically reduce federal spending by approximately $1.2 trillion split evenly between domestic and defense spending. Payments to Medicare providers are subject to these automatic spending reductions, subject to a 2% cap. At this time, we believe that the automatic 2% reduction on each claim submitted to Medicare will begin on April 1, 2013. Reductions to Medicare and Medicaid reimbursement resulting from the Budget Control Act of 2011 could have a material adverse effect on our business, financial position, results of operations and liquidity.

The Taxpayer Relief Act also reduces Medicare payments by 50% for subsequent procedures when multiple therapy services are provided on the same day and creates a new federal Commission on Long-Term Care that has six months in which to provide recommendations on the establishment, implementation and financing of a comprehensive, coordinated and high-quality system that ensures the availability of long-term care services. We believe that the new rules related to multiple therapy services will reduce our Medicare revenues by $25 million to $30 million on an annual basis.

On August 1, 2012, CMS issued the 2012 CMS Rule which, among other things, will reduce Medicare reimbursement to our TC hospitals in 2013 and beyond by imposing a budget neutrality adjustment and modifying the short-stay outlier rules. Effective December 29, 2012, the 2012 CMS Rule: (1) began a three-year phase-in of a 3.75% budget neutrality adjustment which will reduce LTAC hospital rates by 1.3% in 2013; and (2) restored a payment reduction that will limit payments for very short-stay outliers that will reduce our TC hospital payments by approximately 0.5%. The 2012 CMS Rule also: (1) provides for a one-year extension of the existing moratorium on the "25 Percent Rule" pending the results of an ongoing research initiative to re-define the role of LTAC hospitals in the Medicare program, and (2) allows for the expiration of the current moratorium on the development or expansion of LTAC hospitals on December 29, 2012.

In aggregate, based upon our review of the 2012 CMS Rule, we expect that LTAC Medicare payment rates will decline slightly in 2013 compared to current rates. The 2012 CMS Rule does not include the impact of a 2% sequestration payment reduction mandated by Congress that is now expected to apply to each claim submitted to Medicare beginning April 1, 2013.

On July 29, 2011, CMS issued the 2011 CMS Rules which, among other things, significantly reduced Medicare payments to nursing centers and changed the reimbursement for the provision of group rehabilitation therapy services to Medicare beneficiaries beginning October 1, 2011. CMS projected the impact of these changes will result in an 11.1% decrease in payments to skilled nursing centers. In addition to these rate changes, the 2011 CMS Rules introduced additional changes to RUG calculations along with adding additional patient assessments. Under the 2011 CMS Rules, group therapy is defined as therapy sessions with four patients who are performing similar therapy activities. In addition, for purposes of assigning patients to RUGs IV payment categories, the minutes of group therapy are divided by four with 25% of the minutes being allocated to each patient. The 2011 CMS Rules also clarify the circumstances for reporting breaks in care of three or more days of therapy and also implement a new change of therapy assessment that is designed to allocate the patient to the RUG level that represents the treatment provided in the last seven days. Both changes are likely to produce alterations in the RUG scores billed for the patient along with generating additional patient assessments. We believe that the 2011 CMS Rules on an annual basis have reduced our revenues by approximately $100 million to $110 million in our nursing center business and have negatively impacted our rehabilitation therapy business by approximately $40 million to $50 million.

In February 2012, Congress passed the Job Creation Act which provides for reductions in reimbursement of Medicare bad debts at our hospitals and nursing and rehabilitation centers. For the hospitals, the current bad debt reimbursement rate of 70% for all bad debts will be lowered to 65% effective for cost reporting periods beginning on or after October 1, 2012. For the nursing and rehabilitation centers, the Job Creation Act provides for a phase-in of the reduction in the rate of reimbursement for bad debts of patients that are dually eligible for Medicare and Medicaid. The rate of reimbursement for bad debts for these dually eligible patients will be reduced from 100% to 88%, then 76% and then 65% for cost reporting periods beginning on or after October 1, 2012, October 1, 2013, and October 1, 2014, respectively. The rate of reimbursement for bad debts for patients not dually eligible for both Medicare and Medicaid will be reduced from 70% to 65%, effective with cost reporting periods beginning on or after October 1, 2012. Approximately 90% of our Medicare bad debt reimbursements incurred at our nursing and rehabilitation centers are associated with patients that are dually eligible.

Moreover, weak economic conditions also could adversely affect the budgets of individual states and of the federal government. This could result in attempts to reduce or eliminate payments for federal and state healthcare programs, including Medicare and Medicaid, and could result in an increase in taxes and assessments on our activities. In addition, private third party payors are continuing their efforts to control healthcare costs through direct contracts with healthcare providers, increased utilization review and greater enrollment in managed care programs and preferred provider organizations. These private payors increasingly are demanding discounted fee structures and are requesting that healthcare providers assume more financial risk.

Though we cannot predict what reform proposals will be adopted or finally implemented, healthcare reform and regulations may have a material adverse effect on our business, financial position, results of operations and liquidity through, among other things, decreasing funds available for our services or increasing operating costs. We could be affected adversely by the continuing efforts of governmental and private third party payors to contain healthcare costs. We cannot assure you that reimbursement payments under governmental and private third party payor programs, including Medicare supplemental insurance policies, will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to these programs. Future changes in third party payor reimbursement rates or methods, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursement for our services and products could result in a material reduction in our revenues. Our operating margins continue to be under pressure because of reduced Medicare reimbursement, deterioration in pricing flexibility, changes in payor mix, changes in length of stay and growth in operating expenses in excess of increases in payments by third party payors. In addition, as a result of competitive pressures, our ability to maintain operating margins through price increases to private patients or commercial payors remains limited. These results could have a material adverse effect on our business, financial position, results of operations and liquidity.

Expiration of the moratorium imposed on certain federal regulations otherwise applicable to LTAC hospitals, including HIHs and satellite hospitals, could have an adverse effect on our future revenues and profitability.

CMS has regulations governing payments to LTAC hospitals that are co-located with another hospital, such as a HIH. The rules generally limit Medicare payments to the HIH if the Medicare admissions to the HIH from its co-located hospital exceed 25% of the total Medicare discharges for the HIH's cost reporting period. There are limited exceptions for admissions from rural, urban single and MSA Dominant hospitals. Patients transferred after they have reached the short-term acute care outlier payment status are not counted toward the admission threshold. Patients admitted prior to meeting the admission threshold, as well as Medicare patients admitted from a non co-located hospital, are eligible for the full payment under LTAC PPS. If the HIH's admissions from the co-located hospital exceed the limit in a cost reporting period, Medicare will pay the lesser of: (1) the amount payable under LTAC PPS or (2) the amount payable under IPPS.

On May 1, 2007, CMS issued the 2007 Final Rule which expanded the "25 Percent Rule" to all LTAC hospitals, regardless of whether they are co-located with another hospital. Under the 2007 Final Rule, all LTAC hospitals were to be paid LTAC PPS rates for admissions from a single referral source up to 25% of aggregate Medicare admissions. Patients reaching high cost outlier status in the short-term hospital were not to be counted when computing the 25% limit. Admissions beyond the 25% threshold are to be paid at a lower amount based upon IPPS rates.

The SCHIP Extension Act initially placed a three-year moratorium on the expansion of the "25 Percent Rule" to freestanding hospitals. The ACA extended the moratorium on the expansion of the "25 Percent Rule" to freestanding LTAC hospitals from three years to five years. Following the ACA, the moratorium on the expansion of the "25 Percent Rule" to freestanding LTAC hospitals was set to expire for cost reporting periods beginning on or after July 1, 2012. However, the 2012 CMS Rule further extended the moratorium to all freestanding LTAC hospitals with cost report periods beginning on or after October 1, 2012 and before October 1, 2013. This created a potential gap period that will not affect any of our freestanding TC hospitals.

In addition, the ACA extended to five years the period during which: (1) HIHs may admit up to 50% of their patients from their co-located hospitals and still be paid according to LTAC PPS; and (2) LTAC hospitals that are co-located with an urban single hospital or a MSA Dominant hospital may admit up to 75% of their patients from such urban single or MSA Dominant hospital and still be paid according to LTAC PPS. The 2012 CMS Rule further extended these periods to all LTAC hospitals with cost report periods beginning on or after October 1, 2012 and before October 1, 2013.

Since these rules are complex and are based upon the volume of Medicare admissions and the source of those admissions, we cannot predict with any certainty the impact on our future revenues or operations from these regulations. If the "25 Percent Rule" is ultimately applied as currently written, it could have a material adverse effect on our business, financial position, results of operations and liquidity when the moratorium expires.

Future cost containment initiatives undertaken by third party payors may limit our revenues and profitability.

Initiatives undertaken by major insurers and managed care companies to contain healthcare costs or to respond to healthcare reform could affect the profitability of our services. These payors attempt to control healthcare costs by contracting with providers of healthcare to obtain services on a discounted basis. We believe that this trend will continue and intensify and may further limit reimbursements for healthcare services. If insurers or managed care companies from whom we receive substantial payments reduce the amounts they pay for services or limit access to our services, our profit margins may decline, or we may lose patients if we choose not to renew our contracts with these insurers at lower rates. These results could have a material adverse effect on our business, financial position, results of operations and liquidity.

Further consolidation of managed care organizations and other third party payors may adversely affect our profits.

Managed care organizations and other third party payors have continued to consolidate in order to enhance their ability to influence the delivery and cost structure of healthcare services. Consequently, the healthcare needs of a large percentage of the United States population are increasingly served by a smaller number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers for needed services. In addition, third party payors, including managed care payors, increasingly are demanding discounted fee structures. To the extent that these organizations terminate us as a preferred provider, engage our competitors as a preferred or exclusive provider or demand discounted fee structures, our business, financial position, results of operations and liquidity could be materially and adversely affected.

We conduct business in a heavily regulated industry, and changes in regulations, the enforcement of these regulations or violations of regulations may result in increased costs or sanctions that reduce our revenues and profitability.

In the ordinary course of our business, we are subject regularly to inquiries and audits by federal and state agencies that oversee applicable healthcare program participation and payment regulations. We also are subject to government investigations. We believe that the regulatory environment surrounding most segments of the healthcare industry will remain intense.

The extensive federal, state and local regulations affecting the healthcare industry include, but are not limited to, regulations relating to licensure, conduct of operations, ownership of facilities, addition of facilities, allowable costs, services and prices for services, facility staffing requirements, qualifications and licensure of staff, environmental and occupational health and safety, and the confidentiality and security of health-related information. In particular, various laws, including the anti-kickback, anti-fraud and abuse amendments codified under the Social Security Act, prohibit certain business practices and relationships that might affect the provision and cost of healthcare services reimbursable under Medicare and Medicaid, including the payment or receipt of remuneration for the referral of patients whose care will be paid by Medicare or other governmental programs. Sanctions for violating the anti-kickback, anti-fraud and abuse amendments under the Social Security Act include criminal penalties, civil sanctions, fines and possible exclusion from government programs such as Medicare and Medicaid. See "Part I – Item 1 – Business – Governmental Regulation."

Federal and state governments continue to pursue intensive enforcement policies resulting in a significant number of inspections, audits, citations of regulatory deficiencies and other regulatory sanctions including demands for refund of overpayments, terminations from the Medicare and Medicaid programs, bans on Medicare and Medicaid payments for new admissions and civil monetary penalties or criminal penalties. RAC audits and other audits evaluating the medical necessity of services provided are expected to further intensify the regulatory environment surrounding the healthcare industry as third party firms engaged by CMS commence extensive reviews of claims data and medical and other records to identify improper payments to healthcare providers under the Medicare program. If we fail to comply with the extensive laws, regulations and prohibitions applicable to our businesses, we could become ineligible to receive government program reimbursement, suffer civil or criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to investigations, audits or other enforcement actions related to these laws, regulations or prohibitions. Furthermore, should we lose the licenses for one or more of our facilities as a result of regulatory action or otherwise, we could be in default under our Master Lease Agreements, our Credit Facilities and indenture governing the Notes. Failure of our staff to satisfy applicable licensure requirements, or of our hospitals, IRFs, nursing and rehabilitation centers, our rehabilitation operations, and home health and hospice operations, to satisfy applicable licensure and certification requirements could have a material adverse effect on our business, financial position, results of operations and liquidity.

We are unable to predict the future course of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations, or the intensity of federal and state enforcement actions.

Changes in the regulatory framework, including those associated with healthcare reform, and sanctions from various enforcement actions could have a material adverse effect on our business, financial position, results of operations and liquidity.

We face and are currently subject to reviews, audits and investigations under our contracts with federal and state government agencies and other payors, and these reviews, audits and investigations could have adverse findings that may negatively impact our business.

As a result of our participation in the Medicare and Medicaid programs, we face and are currently subject to various governmental reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. An increasing level of governmental and private resources is being devoted to the investigation of allegations of fraud and abuse in the Medicare and Medicaid programs, and federal and state regulatory authorities are taking an increasingly strict view of the requirements imposed on healthcare providers by the Social Security Act, the Medicare and Medicaid programs and other applicable laws. We are routinely subject to audits under various government programs, including the RAC program, in which third party firms engaged by CMS conduct extensive reviews of claims data and medical and other records to identify potential improper payments to healthcare providers under the Medicare program. In addition, we, like other nursing center operators, are subject to ongoing investigations by the OIG into the billing of rehabilitation services provided to Medicare patients and general compliance with conditions of participation with Medicare and Medicaid. Private pay sources also often reserve the right to conduct audits. Our costs to respond to and defend reviews, audits and investigations are significant and are likely to increase in the current enforcement environment. In the past, some of these audits and investigations have required us to refund or retroactively adjust amounts that have been paid under the relevant program or from other payors. We may be subject to similar obligations in the future. Moreover, an adverse review, audit or investigation also could result in other adverse consequences, particularly if the underlying conduct is found to be systemic. These consequences include:

- state or federal agencies imposing fines, penalties and other sanctions on us;
- loss of our right to participate in the Medicare or Medicaid programs or one or more third party payor networks; or
- damage to our reputation in various markets, which could adversely affect our ability to attract patients, residents and employees.

If they were to occur, these consequences could have a material adverse effect on our business, financial position, results of operations and liquidity.

We are subject to extensive and complex federal and state government laws and regulations which govern and restrict our relationships with physicians and other referral sources.

The Anti-Kickback Statute, the Stark Law, the FCA and similar state laws materially restrict our relationships with physicians and other referral sources. We have a variety of financial relationships with physicians and others who either refer or influence the referral of patients to our healthcare facilities, and these laws govern those relationships. The OIG has enacted safe harbor regulations that outline practices deemed protected from prosecution under the Anti-Kickback Statute. While we endeavor to comply with the safe harbors, most of our current arrangements, including with physicians and other referral sources, may not qualify for safe harbor protection. Failure to qualify for a safe harbor does not mean the arrangement necessarily violates the Anti-Kickback Statute, but may subject the arrangement to greater scrutiny. However, we cannot offer assurance that practices outside of a safe harbor will not be found to violate the Anti-Kickback Statute. Allegations of violations of the Anti-Kickback Statute may be brought under federal civil monetary penalty laws, which require a lower burden of proof than other fraud and abuse laws, including the Anti-Kickback Statute.

Our financial relationships with referring physicians and their immediate family members must comply with the Stark Law by meeting an exception. We attempt to structure our relationships to meet an exception to the

Stark Law, but the regulations implementing the exceptions are detailed and complex, and we cannot provide assurance that every relationship complies fully with the Stark Law. Unlike the Anti-Kickback Statute, failure to meet an exception under the Stark Law results in a violation of the Stark Law, even if such violation is technical in nature.

Additionally, if we violate the Anti-Kickback Statute or the Stark Law, or if we improperly bill for our services, we may be found to violate the FCA, either under a suit brought by the government or by a private person under a *qui tam,* or "whistleblower," lawsuit.

If we fail to comply with the Anti-Kickback Statute, the Stark Law, the FCA or other applicable laws and regulations, we could be subjected to liabilities, including civil penalties (including the loss of our licenses to operate one or more facilities or healthcare activities), exclusion of one or more facilities or healthcare activities from participation in the Medicare, Medicaid and other federal and state healthcare programs and, for violations of certain laws and regulations, and criminal penalties.

We do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, financial position, results of operations and liquidity, and our business reputation could suffer significantly. In addition, other legislation or regulations at the federal or state level may be adopted that adversely affect our business.

If our TC hospitals fail to maintain their certification as LTAC hospitals, our profitability would decline.

If our TC hospitals, satellite TC facilities or HIHs fail to meet or maintain the standards for certification as LTAC hospitals, such as average minimum length of patient stay, they will receive payments under the prospective payment system applicable to general acute care hospitals rather than payment under the system applicable to LTAC hospitals. Payments at rates applicable to general acute care hospitals would result in our TC hospitals receiving less Medicare reimbursement than they currently receive for patient services and our profitability would decline. In addition, implementation of additional LTAC hospital certification criteria and medical necessity reviews may limit the population of patients eligible for our services or change the basis upon which we are paid, which could have a material adverse effect on our business, financial position, results of operations and liquidity.

Implementation of additional patient or facility criteria for LTAC hospitals that limit the population of patients eligible for our hospital services or change the basis upon which we are paid could adversely affect our revenues and profitability.

CMS has, for a number of years, considered the development of facility and patient certification criteria for LTAC hospitals, potentially as an alternative to the current payment system under LTAC PPS. In 2004, MedPAC recommended to Congress the adoption by CMS of new facility staffing and services criteria and patient clinical characteristics and treatment requirements for LTAC hospitals in order to ensure that only appropriate patients are admitted to these facilities. Since the MedPAC recommendation, CMS has initiated studies to examine such recommendations and those studies are ongoing.

The LTAC Legislation was introduced into the United States Senate during a prior Congressional session. The LTAC Legislation would have implemented new patient and facility criteria for LTAC hospitals. The LTAC Legislation provided for patient criteria to ensure that LTAC hospital patients are physician screened for appropriateness prior to admission and throughout their stay. In addition, facility criteria would have established common requirements for the programmatic, personnel and clinical operations of a LTAC hospital. The LTAC Legislation further provided that at least 70% of patients must be medically complex in order for a hospital to maintain its Medicare certification as a LTAC hospital. While the LTAC Legislation was not enacted during a prior Congressional session, nor has it been reintroduced during the current session of Congress, the Company believes that similar legislation establishing patient and facility criteria for LTAC hospitals could be introduced in the future. However, there can be no assurances that the LTAC Legislation or any other legislation establishing patient and facility criteria for LTAC hospitals will be enacted in the future.

Implementation of additional criteria imposed by CMS or Congress that may limit the population of patients eligible for our hospital services or change the basis upon which we are paid could have a material adverse effect on our business, financial position, results of operations and liquidity.

Healthcare reform and other regulations could adversely affect the liquidity of our customers, which could have an adverse effect on their ability to make timely payments to us for our products and services.

The ACA and other laws and regulations that limit or restrict Medicare and Medicaid payments to our customers could adversely impact the liquidity of our customers, resulting in their inability to pay us, or to timely pay us, for our products and services. In addition, if our customers fail to comply with applicable laws and regulations they could be subject to possible sanctions, including loss of licensure or eligibility to participate in reimbursement programs, as well as civil and criminal penalties. These developments could have a material adverse effect on our business, financial position, results of operations and liquidity.

If we do not manage admissions in the IRFs that we operate or manage in compliance with a 60% threshold, reimbursement for services rendered by us in these facilities will be based upon less favorable rates.

IRFs are subject to a requirement that 60% or more of the patients admitted to the facilities have one or more of 13 specific conditions in order to qualify for IRF-PPS. If that compliance threshold is not maintained, the IRF will be reimbursed at the lower prospective payment system applicable to acute care hospitals. That may lead to reduced revenue in the IRFs that we operate or manage and also may lead customers of IRFs to attempt to renegotiate the terms of their contracts or terminate their contracts, in either case adversely affecting the projected revenues and profitability we expect.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of federal and state laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under HIPAA protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. If we are found to be in violation of the privacy or security rules under HIPAA or other federal or state laws protecting the confidentiality of patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial position, results of operations and liquidity.

Risk Factors Relating to Our Indebtedness

Our indebtedness could adversely affect our cash flow and prevent us from fulfilling our obligations.

We have a substantial amount of indebtedness. As of December 31, 2012, we had total indebtedness of approximately $1.6 billion in addition to availability of approximately $420 million under the ABL Facility (subject to a borrowing base and after giving effect to approximately $9 million of letters of credit outstanding on December 31, 2012). Our substantial amount of indebtedness could have important consequences. For example it could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness;
- increase our vulnerability to general adverse economic and industry conditions;
- expose us to fluctuations in the interest rate environment because the interest rates under the Credit Facilities are variable;
- require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;
- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions and other general purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, which may place us at a competitive disadvantage compared to our competitors that have less debt; and
- restrict us from pursuing business opportunities.

Our indebtedness may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and manage our operations.

The terms of the Credit Facilities and the indenture governing the Notes include a number of restrictive covenants that impose significant operating and financial restrictions on us and our restricted subsidiaries, including restrictions on our and our restricted subsidiaries' ability to, among other things:

- incur additional indebtedness;
- create liens;
- consolidate or merge;
- sell assets, including capital stock of our subsidiaries;
- engage in transactions with our affiliates;
- create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries;
- pay dividends on our capital stock or redeem, repurchase or retire our capital stock or indebtedness; and
- make investments, loans, advances and acquisitions.

The terms of the Credit Facilities also include certain additional restrictive covenants that impose significant operating and financial restrictions on us and our restricted subsidiaries, including restrictions on our and our restricted subsidiaries' ability to, among other things:

- change the date on which our fiscal years or quarters end;
- engage in business other than relating to owning, operating or managing healthcare facilities;

- enter into sale and lease-back transactions;
- modify certain agreements;
- make or incur capital expenditures; and
- hold cash and temporary cash investments outside of collateral accounts.

In addition, the Credit Facilities require us to comply with financial covenants, including a maximum leverage ratio and a minimum fixed charge coverage ratio.

Our ability to comply with these agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities. The breach of any of these covenants or restrictions could result in a default under the Credit Facilities or the indenture governing the Notes.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our business, financial condition, results of operations and liquidity.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, including the Credit Facilities and the indenture governing the Notes, we may not be able to incur additional indebtedness under the Credit Facilities and the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default, which could have a material adverse effect on our ability to continue to operate as a going concern. Further, if we are unable to repay, refinance or restructure our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument also could result in an event of default under one or more of our other debt instruments or under the Master Lease Agreements. Moreover, counterparties to some of our contracts material to our business may have the right to amend or terminate those contracts if we have an event of default or a declaration of acceleration under certain of our indebtedness, which could adversely affect our business, financial condition, results of operations and liquidity.

We, including our subsidiaries, have the ability to incur substantially more indebtedness, including senior secured indebtedness, which could further increase the risks associated with our leverage.

Subject to the restrictions in the Credit Facilities and the indenture governing the Notes, we, including our subsidiaries, have the ability to incur significant additional indebtedness. As of December 31, 2012:

- we had $1.1 billion of senior secured indebtedness under the Credit Facilities;
- we had $550 million of senior unsecured indebtedness under the Notes;
- we had approximately $420 million available for borrowing under the ABL Facility (subject to a borrowing base and after giving effect to approximately $9 million of letters of credit outstanding on December 31, 2012) which, if borrowed, would be senior secured indebtedness; and
- subject to our compliance with certain covenants and other conditions, we have the option to incur certain additional secured indebtedness and/or additional unsecured indebtedness which would rank *pari passu* with the Notes.

Although the terms of the Credit Facilities and the indenture governing the Notes include restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of important exceptions, and indebtedness incurred in compliance with these restrictions could be substantial. If we incur significant additional indebtedness, the related risks that we face could increase.

We may not be able to generate sufficient cash to pay rents related to our leased properties and service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

A substantial portion of our cash flows from operations is dedicated to the payment of rents related to our leased properties, as well as principal and interest obligations on our outstanding indebtedness. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations. Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, business, legislative, regulatory and other factors that are beyond our control.

If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our operations. In addition, we may not be able to effect any of these actions, if necessary, on commercially reasonable terms or at all. The terms of existing or future debt instruments may limit or prevent us from taking any of these actions. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on our business, financial condition, results of operations and liquidity.

In addition, our Master Lease Agreements and/or our outstanding indebtedness:

- require us to dedicate a substantial portion of our cash flow to payments on our rent and interest obligations, thereby reducing the availability of cash flow to fund working capital, capital expenditures and other general corporate activities;
- require us to pledge as collateral substantially all of our assets;
- require us to maintain a certain defined fixed coverage ratio above a specified level and a certain defined total indebtedness ratio below a specified level, thereby reducing our financial flexibility;
- require us to limit the amount of capital expenditures we can incur in any fiscal year and also limit the aggregate amount we can expend on acquisitions; and
- restrict our ability to discontinue the operation of any leased property despite its level of profitability and otherwise restrict our operational flexibility.

These provisions:

- could have a material adverse effect on our ability to withstand competitive pressures or adverse economic conditions (including adverse regulatory changes);
- could adversely affect our ability to make material acquisitions, obtain future financing or take advantage of business opportunities that may arise; and
- could increase our vulnerability to a downturn in general economic conditions or in our business.

Our failure to pay rent or otherwise comply with the provisions of any of our Master Lease Agreements could materially adversely affect our business, financial position, results of operations and liquidity.

We lease 38 of our TC hospitals and 159 of our nursing and rehabilitation centers from Ventas under our Master Lease Agreements. Our failure to pay the rent or otherwise comply with the provisions of any of our Master Lease Agreements would result in an "Event of Default" under such Master Lease Agreement and also could result in a default under the Credit Facilities and, if repayment of the borrowings under the Credit Facilities were accelerated, also under the indenture governing the Notes. Upon an Event of Default, remedies available to Ventas include, without limitation, terminating such Master Lease Agreement, repossessing and reletting the leased properties and requiring us to remain liable for all obligations under such Master Lease Agreement, including the difference between the rent under such Master Lease Agreement and the rent payable as a result of reletting the leased properties, or requiring us to pay the net present value of the rent due for the balance of the term of such Master Lease Agreement. The exercise of such remedies would have a material adverse effect on our business, financial position, results of operations and liquidity.

For additional information on the Master Lease Agreements, see "Part I – Item 1 – Business – Master Lease Agreements."

Repayment of our indebtedness is dependent on cash flow generated by our subsidiaries.

Our subsidiaries own a significant portion of our assets and conduct a significant portion of our operations. Accordingly, repayment of our indebtedness is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Certain of our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our outstanding indebtedness.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

Borrowings under the Credit Facilities bear interest at variable rates. Interest rate changes will not affect our obligation for any debt incurred under the Credit Facilities, but could affect the amount of our interest payments, and accordingly, our future earnings and cash flows, assuming other factors are held constant. Pursuant to the terms of the Credit Facilities, we have entered into an interest rate swap that fixes a portion of our interest rate interest payments in order to reduce interest rate volatility; however, any interest rate swaps we enter into do not fully mitigate our interest rate risk. As a result, an increase in interest rates, whether because of an increase in market interest rates or an increase in our own cost of borrowing, would increase the cost of servicing our debt and could materially reduce our profitability. For example, a change of one-eighth percent in the interest rates for the Credit Facilities would increase or decrease annual interest expense by approximately $1 million.

Risks Factors Relating to Our Capital and Liquidity

The condition of the financial markets, including volatility and weakness in the equity, capital and credit markets, could limit the availability and terms of debt and equity financing sources to fund the capital and liquidity requirements of our businesses.

Financial markets experienced significant disruptions over the past few years. These disruptions have impacted liquidity in the debt markets, making financing terms for borrowers less attractive and, in certain cases, significantly reducing the availability of certain types of debt financing. Despite the instability over the past few years within the financial markets nationally and globally, we have not experienced any individual lender limitations to extend credit under our Credit Facilities. However, the obligations of each of the lending institutions in the ABL Facility are separate and the availability of future borrowings under the ABL Facility could be impacted by further volatility and disruptions in the financial credit markets or other events. We cannot assure you that a prolonged downturn in the credit markets or other circumstances will not impact our ability to access or to refinance the Credit Facilities. Our inability to access or refinance the Credit Facilities would have a material adverse effect on our business, financial position, results of operations and liquidity.

The Credit Facilities are collateralized by substantially all of our assets including certain owned real property and is guaranteed by substantially all of our subsidiaries. The terms of the Credit Facilities and the indenture governing the Notes include financial covenants and certain other provisions that limit acquisitions and annual capital expenditures. We were in compliance with the terms of the Credit Facilities and the indenture governing the Notes at December 31, 2012. However, a downturn in operating earnings or events beyond our control could impair our ability to comply with the covenants contained within the Credit Facilities and the indenture governing the Notes. If we anticipated a potential financial or other covenant violation, however, we would seek relief from our lenders for the Credit Facilities and the holders of the Notes, which likely would include costs to us, and such relief may not be on terms as favorable as those in the Credit Facilities or the Notes, as applicable. Under these circumstances, there is also the potential that our lenders under the Credit Facilities or the holders of the Notes would not grant relief to us. A default due to the violation of a financial or other covenant contained within the Credit Facilities, the indenture governing the Notes or the occurrence of an "Event of Default" under the Master Lease Agreements could require us to immediately repay all amounts then outstanding under the Credit Facilities and the Notes.

If we have future capital needs that cannot be funded from operating cash flows, any future issuances of equity securities may dilute the value of our common stock and any additional issuances of debt may increase our leverage.

Though we anticipate that the cash amounts generated internally, together with amounts available under the Credit Facilities, will be sufficient to implement our business plan for the foreseeable future, we may need additional capital if a substantial acquisition or other growth opportunity becomes available or if unexpected events occur or opportunities arise. We cannot assure you that additional capital will be available, or available on terms favorable to us. If capital is not available, we may not be able to fund internal or external business expansion or respond to competitive pressures or other market conditions. If available, we may obtain additional capital through the public or private sale of debt or equity securities. However, our ability to access the public debt or equity capital markets, on terms favorable to us or at all, may be limited by further disruptions in these markets or other events. If we sell equity securities, the transaction could be dilutive to our existing shareholders. Furthermore, these securities could have rights, preferences and privileges more favorable than those of our common stock. If we incur additional debt, our leverage may increase and could have a material adverse effect on our business, financial position, results of operations and liquidity.

Disruptions in the financial markets could negatively impact our investment portfolio.

We hold a substantial investment portfolio in our limited purpose insurance subsidiary. Investments held in our limited purpose insurance subsidiary consist principally of cash and cash equivalents, debt securities, equities and certificates of deposit that are held to satisfy the payment of claims and expenses related to professional liability and workers compensation risks. Our investment policy governing insurance subsidiary investments precludes the investment portfolio managers from selling any security at a loss without prior authorization from us. The investment managers also limit the exposure to any one issue, issuer or type of investment. We intend, and have the ability, to hold insurance subsidiary investments for a long duration without the necessity of selling securities to fund the underwriting needs of our insurance subsidiary. This ability to hold securities allows sufficient time for recovery of temporary declines in the market value of equity securities and the par value of debt securities as of their stated maturity date. We cannot assure you, however, that we will recover declines in the market value of our investments. There is a continuing risk that declines in fair value may occur and additional material realized losses from sales or other-than-temporary impairments may be recorded in the future. Furthermore, we cannot assure you that declines in the market value of our investments will not require us to further capitalize our limited purpose insurance subsidiary or otherwise have a material adverse effect on our business, financial position, results of operations and liquidity.

Our stock price is volatile and fluctuations in our operating results, quarterly earnings and other factors may result in declines in the price of our common stock.

Equity markets are prone to, and in the last few years have experienced, significant price and volume fluctuations. Volatility over the past few years has had a significant impact on the market price of securities issued by many companies, including us and other companies in the healthcare industry. If we are unable to operate our businesses as profitably as we have in the past or as our stockholders expect us to in the future, the market price of our common stock will likely decline as stockholders could sell shares of our common stock when it becomes apparent that the market expectations may not be realized. In addition to our operating results, many economic and other factors beyond our control could have an adverse effect on the price of our common stock, including:

- regulatory and reimbursement changes;
- quarterly variations in operating results;
- general economic conditions;
- changes in financial estimates and recommendations by securities analysts;
- operating and stock price performance of other companies that investors may deem comparable;
- press releases or negative publicity relating to our competitors or us or relating to trends in healthcare;
- adverse outcomes from litigation and government or regulatory investigations;
- sales of stock by insiders;
- changes in our credit ratings;
- natural disasters, terrorist attacks and pandemics; and
- limitations on our ability to repurchase our common stock.

Market volatility and declines in the price of our common stock could have a material adverse effect on our ability to obtain capital or complete acquisitions through the public or private sale or issuance of our equity securities.

In addition, security holders often institute class action litigation following periods of volatility in the price of a company's securities. If the market value of our common stock experiences adverse fluctuations and we become a party to this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted from the operation of our business, causing our business to decline.

Risk Factors Relating to Our Operations

Acquisitions, investments and strategic alliances that we have made or may make in the future may use significant resources, may be unsuccessful and could expose us to unforeseen liabilities.

We intend to continue to selectively pursue strategic acquisitions of, investments in, and strategic alliances with, hospitals, IRFs, nursing centers, rehabilitation operations, and home health and hospice operations, particularly where an acquisition may assist us in scaling our operations more rapidly and efficiently than internal growth. Acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses, amortization of certain intangible assets of acquired companies, dilutive issuances of equity securities and expenses that could have a material adverse effect on our business, financial position, results of operations and liquidity.

Acquisitions, investments and strategic alliances involve numerous risks. These risks include:

- limitations on our ability to identify acquisitions that meet our target criteria and limitations on our ability to complete such acquisitions on reasonable terms and valuations;

- limitations on our ability to access equity or capital to fund acquisitions, including difficulty in obtaining financing for acquisitions at a reasonable cost, or that such financing will not contain restrictive covenants that limit our operating flexibility or ability to access additional capital when needed;
- entry into markets or businesses in which we may have limited or no experience;
- difficulties integrating acquired operations, personnel and information systems, and in realizing projected efficiencies and cost savings, particularly in the case of significant acquisitions;
- diversion of management's time from existing operations;
- potential loss of key employees or customers of acquired companies;
- inaccurate assessment of assets and liabilities and exposure to undisclosed or unforeseen liabilities of acquired companies, including liabilities for failure to comply with healthcare laws;
- inability to operate acquired facilities profitably or succeed in achieving improvements in their financial performance; and
- impairment of acquired goodwill and intangible assets.

We continue to seek acquisitions and other strategic opportunities for each of our businesses that may negatively impact our business, financial position, results of operations and liquidity.

We continue to seek acquisitions and other strategic opportunities for each of our businesses, particularly where an acquisition or strategic opportunity may assist us in scaling our operations more rapidly and efficiently than internal growth. Accordingly, we are often engaged in evaluating potential transactions and other strategic alternatives, some of which may be significant in size, and we engage in preliminary discussions that may result in one or more transactions. Although there is uncertainty that any of our discussions will result in definitive agreements or the timing of announcement or completion of any transaction, our business, short-term and long-term financial position, results of operations and liquidity may be impacted if we announce or complete any such transaction or if we incur substantial costs or other losses in connection with such transaction, whether or not it is completed. Moreover, although we intend to enter into transactions that enhance long-term shareholder value, our ability to achieve this objective would be subject to integration risks, the ability to retain and attract key personnel, the ability to realize synergies and other risks, all of which would be more material with transactions of significant size.

In addition to acquisitions, we also may pursue strategic opportunities involving the construction of new hospitals or nursing and rehabilitation centers. The construction of new facilities involves numerous risks, including construction delays, cost over-runs, and the satisfaction of zoning and other regulatory requirements. We may be unable to operate newly constructed facilities profitably and such facilities may involve significant cash expenditures, debt incurrence, additional operating losses, and expenses that could have a material adverse effect on our business, financial position, results of operations and liquidity.

We operate 14 of our facilities through joint ventures with unrelated parties. We are the majority owner of each of those joint ventures. We may enter into additional joint ventures with unrelated parties in the future to acquire, own or operate hospitals, IRFs, nursing and rehabilitation centers and/or home health and hospice services. We will typically seek to be the majority owner of any such new joint ventures. While, as the majority owner, we typically control the day-to-day activities of these joint ventures, the joint venture agreements with our partners often include provisions reserving certain major actions for super-majority approval. Such actions may include entering into a new business activity or ceasing an existing activity, taking on substantial debt, admitting new partners, and terminating the venture. In addition, the joint venture agreements may restrict our ability to derive cash from the joint venture and affect our ability to transfer our interest in the joint venture. We may be required to provide additional capital to a joint venture if our partner defaults on its capital obligations.

Certain events or circumstances could result in the impairment of our assets or other charges, including, without limitation, impairments of goodwill and identifiable intangible assets that result in material charges to earnings.

We review the carrying value of certain long-lived assets, finite lived intangible assets and indefinite-lived intangible assets with respect to any events or circumstances that indicate an impairment or an adjustment to the amortization period may be necessary, such as when the market value of our common stock is below book equity value. On an ongoing basis, we also evaluate, based upon the fair value of our reporting units, whether the carrying value of our goodwill is impaired. If circumstances suggest that the recorded amounts of any of these assets cannot be recovered based upon estimated future cash flows, the carrying values of such assets are reduced to fair value. If the carrying value of any of these assets is impaired, we may incur a material charge to earnings.

During 2012, we determined that pretax impairment charges aggregating $111 million were necessary, which included $108 million of goodwill and $3 million of property and equipment. These charges were directly related to the Taxpayer Relief Act and the 2011 CMS Rules which significantly reduced Medicare payments to our skilled nursing rehabilitation services operating segment and our nursing and rehabilitation centers.

In the fourth quarter 2011, we incurred an aggregate pretax impairment charge of $54 million, of which $11 million was reclassified to discontinued operations in 2012, on the value of the certificates of need intangible assets of certain hospitals and co-located nursing and rehabilitation centers in Massachusetts. See note 1 of the notes to consolidated financial statements.

During 2011, we also determined that pretax impairment charges aggregating $75 million were necessary, which included $52 million of goodwill and $23 million of property and equipment. These charges were directly related to the 2011 CMS Rules which significantly reduced Medicare payments to our nursing and rehabilitation centers and changed the reimbursement for group rehabilitation therapy services.

Future adverse changes in the operating environment and related key assumptions used to determine the fair value of our reporting units and indefinite-lived intangible assets or continued declines in the value of our common stock may result in future impairment charges for a portion or all of these assets. Moreover, the value of our goodwill and indefinite-lived intangible assets could be negatively impacted by potential healthcare reforms. Any such impairment charges could have a material adverse effect on our business, financial position and results of operations.

We could experience significant increases to our operating costs due to shortages of qualified nurses, therapists and other healthcare professionals or union activity.

The market for qualified nurses, therapists and other healthcare professionals is highly competitive. We, like other healthcare providers, have experienced difficulties in attracting and retaining qualified personnel such as nurses, certified nurse's assistants, nurse's aides, therapists and other providers of healthcare services. Our hospitals, nursing and rehabilitation centers and home health and hospice operations are particularly dependent on nurses for patient care. Our rehabilitation division continues to seek qualified therapists to fill open positions. The difficulty we have experienced in hiring and retaining qualified personnel has increased our average wage rates and may force us to increase our use of contract personnel.

In addition, healthcare providers are experiencing a high level of union activity across the country. At December 31, 2012, approximately 3,000 of the employees at 35 of our facilities were unionized. Though we cannot predict the degree to which we will be affected by future union activity, there are continuing legislative proposals that could result in increased union activity. We could experience an increase in labor and other costs from such union activity. Furthermore, we could experience a disruption of our operations if our employees were to engage in a strike or other work stoppage.

We expect to continue to experience increases in our labor costs primarily due to higher wages and greater benefits required to attract and retain qualified healthcare personnel. Salaries, wages and benefits were approximately 59% of our consolidated revenues for the year ended December 31, 2012. Our ability to manage labor costs will significantly affect our future operating results.

We could experience significant legal actions, fines and increases in our operating costs if we fail to comply with state minimum staffing requirements.

Various states in which we operate hospitals and nursing and rehabilitation centers have established minimum staffing requirements or may establish minimum staffing requirements in the future. Staffing requirements in some states are not contingent upon any additional appropriation of state funds in any budget act or other statute. Our ability to satisfy such staffing requirements will, among other things, depend upon our ability to attract and retain qualified healthcare professionals.

While we seek to comply with all applicable staffing requirements, the regulations in this area are complex and we may experience compliance issues from time to time. Failure to comply with such minimum staffing requirements may result in one or more facilities failing to meet the conditions of participation under relevant federal and state healthcare programs and the imposition of fines or other sanctions. Private litigation involving these matters also has become more common, and certain of our facilities are the subject of litigation involving claims brought in 2010 that we did not meet relevant staffing requirements from time to time since 2006.

Moreover, a portion of the staffing costs we incur is funded by states through Medicaid program appropriations or otherwise. If states do not appropriate sufficient additional funds to pay for any additional operating costs resulting from such minimum staffing requirements, our profitability may be materially adversely affected.

If we lose our key management personnel, we may not be able to successfully manage our business and achieve our objectives.

Our future success depends in large part upon the leadership and performance of our executive management team and key employees and our ability to retain and motivate these individuals. Competition for these individuals is intense and there can be no assurance that we will retain our key officers and employees or that we can attract or retain other highly qualified individuals in the future. If we lose the services of one or more of our key officers or employees, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business, achieve our business objectives or replace them with similarly qualified personnel. If we lose key personnel, we may be unable to replace them with personnel of comparable experience, reputation in the industry or skills. The loss of any of our key officers or employees could have a material adverse effect on our business, financial position, results of operations and liquidity.

If we fail to attract patients and compete effectively with other healthcare providers or if our referral sources fail to view us as an attractive post-acute healthcare provider, our revenues and profitability may decline.

The post-acute healthcare services industry is highly competitive. Our hospitals face competition from healthcare providers that provide services comparable to those offered by our hospitals. Many competing hospitals are larger and more established than our hospitals. We may experience increased competition from existing hospitals, as well as hospitals converted, in whole or in part, to specialized care facilities. Our nursing and rehabilitation centers compete on a local and regional basis with other nursing centers and post-acute healthcare providers. Some of our competitors operate newer facilities and may offer services not provided by us or are operated by entities having greater financial and other resources than us. Our rehabilitation and home health and hospice divisions compete with national, regional and local service providers within our markets. Several of these competitors may have greater financial and other resources than us, may be more established in the markets in which we compete and may be willing to provide services at lower prices. We cannot assure you that increased competition in the future will not adversely affect our business, financial position, results of operations and liquidity.

In addition, we rely significantly on appropriate referrals from physicians, hospitals and other healthcare providers in the communities in which we deliver our services to attract appropriate patients and residents. Our referral sources are not obligated to refer business to us and may refer business to other healthcare providers. We believe many of our referral sources refer patients and residents to us as a result of the quality of our patient services and our efforts to establish and build a relationship with them. If any of our facilities fail to achieve or maintain a reputation for providing high quality care, or are perceived to provide a lower quality of care than comparable facilities within the same geographic area, or customers of our rehabilitation therapy, home health and hospice services perceive that they could receive higher quality services from other providers, our ability to attract and retain patients and customers could be adversely affected. We believe that the perception of our quality of care by potential residents or patients or their families seeking our services is influenced by a variety of factors, including physician and other healthcare professional referrals, community information and referral services, newspapers and other print and electronic media, results of patient surveys, recommendations from family and friends, and published quality care statistics compiled by CMS or other industry data. If we lose, or fail to maintain, existing relationships with our referral resources, fail to develop new relationships or if we are perceived by our referral sources for any reason as not providing high quality patient care, our patient volumes and the quality of our patient mix could suffer and our revenue and profitability could decline.

Significant legal actions could subject us to increased operating costs and substantial uninsured liabilities, which could materially and adversely affect our business, financial position, results of operations and liquidity.

We incur significant costs to investigate and defend against a variety of claims, including professional liability, wage and hour, and minimum staffing claims, among others, particularly in our hospital and nursing and rehabilitation center operations. In addition to large compensatory claims, plaintiffs' attorneys increasingly are seeking, and have sometimes been successful in obtaining, significant fines and punitive damages and attorneys' fees. Furthermore, there are continuing efforts to limit the ability of healthcare providers to utilize arbitration as a process to resolve these claims. As a result of these factors, our defense costs and potential liability exposure are significant, unpredictable, and likely to increase.

We also are subject to lawsuits under the FCA and comparable state laws for submitting fraudulent bills for services to the Medicare and Medicaid programs. These lawsuits, which may be initiated by "whistleblowers," can involve significant monetary damages, fines, attorneys' fees and the award of bounties to private *qui tam* plaintiffs who successfully bring these suits and to the government programs. We also are subject to payment obligations under contracts we enter into with our rehabilitation division customers to indemnify them against claim denials associated with our services.

While we are able to insure against certain of these costs and liabilities, such as our professional liability risks described below, we are not able to do so in many other cases. In the absence of insurance proceeds, we must fund these costs and liabilities from operating cash flows, which can reduce our operating margins and our funds available for investment in our business, and otherwise limit our operating and financial flexibility.

We insure a substantial portion of our professional liability risks primarily through our limited purpose insurance subsidiary. Provisions for loss for our professional liability risks are based upon management's best available information including actuarially determined estimates. The allowance for professional liability risks includes an estimate of the expected cost to settle reported claims and an amount, based upon past experiences, for losses incurred but not reported. These liabilities are necessarily based upon estimates and, while management believes that the provision for loss is adequate, the ultimate liability may be in excess of, or less than, the amounts recorded. Changes in the number of professional liability claims and the cost to settle these claims significantly impact the allowance for professional liability risks. A relatively small variance between our estimated and actual number of claims or average cost per claim could have a material impact, either favorable or unfavorable, on the adequacy of the allowance for professional liability risks. Differences between the ultimate claims costs and our historical provisions for loss and actuarial assumptions and estimates could have a material adverse effect on our business, financial position, results of operations and liquidity.

Our limited purpose insurance subsidiary covers losses up to specified limits per occurrence. On a per claim basis, coverage for losses in excess of those insured by the limited purpose insurance subsidiary are maintained through unaffiliated commercial reinsurance carriers. Our limited purpose insurance subsidiary insures all claims in all states up to a per occurrence limit without the benefit of any aggregate stop loss limit, thereby increasing our financial risk. We maintain professional and general liability insurance in amounts and coverage that management believes are sufficient for our operations. However, our insurance may not cover all claims against us or the full extent of our liability nor continue to be available at a reasonable cost. Moreover, the cost of reinsurance coverage maintained with unaffiliated commercial insurance carriers is costly and may continue to increase. There can be no assurances that in the future reinsurance will be available at a reasonable price or that we will be able to maintain adequate levels of professional and general liability insurance coverage. If we are unable to maintain adequate insurance coverage or are required to pay punitive damages that are uninsured, we may be exposed to substantial liabilities.

Federal and state employment-related laws and regulations could increase our cost of doing business and subject us to significant back pay awards, fines and lawsuits.

Our operations are subject to a variety of federal and state employment-related laws and regulations, including, but not limited to, the U.S. Fair Labor Standards Act which governs such matters as minimum wages, overtime pay, compensable time, recordkeeping and other working conditions, the Americans with Disabilities Act and similar state laws that provide civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas, the National Labor Relations Act, regulations of the Equal Employment Opportunity Commission, regulations of the Office of Civil Rights, regulations of state attorneys general, federal and state wage and hour laws, family leave mandates and a variety of similar laws enacted by the federal and state governments that govern these and other employment-related matters. Because labor represents such a large portion of our operating costs, compliance with these evolving federal and state laws and regulations could substantially increase our cost of doing business while failure to do so could subject us to significant back pay awards, fines and lawsuits. We are currently subject to employee-related claims, lawsuits (including class action lawsuits) and administrative proceedings in connection with our operations, including, but not limited to, those related to wrongful discharge, discrimination or violations of equal employment or federal and state wage and hour laws. These claims, lawsuits and proceedings are in various stages of adjudication or investigation and involve a wide variety of claims and potential outcomes. In addition, federal proposals to introduce a system of mandated health insurance and flexible work time and other similar initiatives could, if implemented, adversely affect our operations. Our failure to comply with federal and state employment-related laws and regulations could have a material adverse effect on our business, financial position, results of operations and liquidity.

Failure to maintain the security and functionality of our information systems could adversely affect our business, financial position, results of operation and liquidity.

We are dependent on the proper function and availability of our information systems and related software programs. Though we have taken steps to protect the safety and security of our information systems and the patient health information and other data maintained within those systems, there can be no assurance that our safety and security measures and disaster recovery plan will prevent damage, interruption or breach of our information systems and operations.

As a result of our acquisition activities, we have acquired additional information systems. We have been taking steps to reduce the number of systems we operate, have upgraded and expanded our information systems capabilities, and are gradually migrating to fewer information systems. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems and develop new systems to keep pace with continuing changes in technology, evolving industry and regulatory standards, and changing customer preferences.

In addition, certain software supporting our business and information systems are licensed to us by independent software developers. Our inability, or the inability of these developers, to continue to maintain and upgrade our information systems and software could disrupt or reduce the efficiency of our operations. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems also could disrupt or reduce the efficiency of our operations.

Failure to maintain the security and functionality of our information systems and related software could expose us to a number of adverse consequences, the vast majority of which are not insurable, including but not limited to disruptions in our operations, regulatory and other civil and criminal penalties, breach of patient information, loss of customers, disputes with payors and increased operating expense, which either individually or in the aggregate could have a material adverse effect on our business, financial position, results of operations and liquidity.

We have limited operational and strategic flexibility since we lease a substantial number of our facilities.

We lease a substantial number of our facilities from Ventas and other third parties. Under our leases, we generally are required to operate continuously our leased properties as a provider of healthcare services. In addition, these leases generally limit or restrict our ability to assign the lease to another party. Our failure to comply with these lease provisions would result in an event of default under the leases and subject us to material damages, including potential defaults under the Credit Facilities and the indenture governing the Notes. Given these restrictions, we may be forced to continue operating unprofitable facilities to avoid defaults under our leases. See "Part I – Item 1 – Business – Master Lease Agreements."

Possible changes in the acuity of residents and patients, as well as payor mix and payment methodologies, may significantly affect our profitability.

The sources and amount of our revenues are determined by a number of factors, including the occupancy rates of our facilities, length of stay, the payor mix of residents and patients, rates of reimbursement among payors and patient acuity. Changes in patient acuity as well as payor mix among private pay, Medicare and Medicaid may significantly affect our profitability. In particular, any significant decrease in our population of high acuity patients or any significant increase in our Medicaid population could have a material adverse effect on our business, financial position, results of operations and liquidity, especially if state Medicaid programs continue to limit, or more aggressively seek limits on, reimbursement rates.

We may be unable to reduce costs to offset completely any decreases in our revenues.

Reduced levels of occupancy in our facilities and reductions in reimbursements from Medicare, Medicaid or other payors would adversely impact our revenues and liquidity. We may be unable to put in place corresponding reductions in costs in response to declines in census or other revenue shortfalls. The inability to timely adjust our operations to address a decrease in our revenues could have a material adverse effect on our business, financial position, results of operations and liquidity.

We are exposed to the credit risk of our payors and customers which in the future may cause us to make larger allowances for doubtful accounts or incur bad debt write-offs.

Due to weak economic conditions, recent Medicare reimbursement reductions and other factors, commercial payors and customers may default on their payments to us and individual patients may default on co-payments and deductibles for which they are responsible under the terms of either commercial insurance programs or Medicare. Although we review the credit risk of our commercial payors and customers regularly, such risks may arise from events or circumstances that are difficult to anticipate or control, such as a general economic downturn. If our payors or customers default on their payments to us in the future, we may have to record higher provisions for allowances for doubtful accounts or incur bad debt write-offs, both of which could have a material adverse effect on our business, financial position, results of operations and liquidity.

Delays in collection of our accounts receivable could adversely affect our business, financial position, results of operations and liquidity.

Prompt billing and collection are important factors in our liquidity. Billing and collection of our accounts receivable are subject to the complex regulations that govern Medicare and Medicaid reimbursement and rules imposed by non-government payors. Our inability, or the inability of our customers, to bill and collect on a timely basis pursuant to these regulations and rules could subject us to payment delays that could negatively impact our business, financial position, results of operations and liquidity. In addition, we may experience delays in reimbursement as a result of the failure to receive prompt approvals related to change of ownership applications for acquired or other facilities or from delays caused by our or other third parties' information system failures. Significant delays in billing and/or collections may adversely affect the borrowing base under the ABL Facility, potentially limiting the availability of funds under the ABL Facility.

Terrorist attacks, pandemics or natural disasters could negatively impact our business, financial position, results of operations and liquidity.

Terrorist attacks, pandemics, or acts of nature, such as floods, fires, hurricanes, tornadoes or earthquakes, may cause damage or disruption to us, our employees and our facilities, which could have an adverse impact on our residents and patients. In order to provide care for our residents and patients, we are dependent upon consistent and reliable delivery of food, pharmaceuticals, power and other products to our facilities and the availability of employees to provide services at our facilities. If the delivery of goods or the ability of employees to reach our facilities were interrupted due to a natural disaster, pandemic or a terrorist attack, it could have a significant negative impact on our business. Furthermore, the impact, or impending threat, of a natural disaster has in the past and may in the future require that we evacuate one or more facilities, which would be costly and would involve substantial risks to our operations and potentially to our residents and patients. The impact of natural disasters, pandemics and terrorist attacks is inherently uncertain. Such events could severely damage or destroy one or more of our facilities, harm our business, reputation and financial performance or otherwise have a material adverse effect on our business, financial position, results of operations and liquidity.

Climate change poses both regulatory and physical risks that could adversely impact our business, financial position, results of operations and liquidity.

Climate change could have a potential economic impact on us and climate change mitigation programs and regulations could increase our costs. Energy costs could be higher as a result of climate change regulations. Our costs could increase if utility companies pass on their costs, such as those associated with carbon taxes, emission cap and trade programs, or renewable portfolio standards. In addition, climate change may increase the frequency or intensity of natural disasters. As such, we cannot assure you that climate change will not adversely impact our business, financial position, results of operations and liquidity.

The inability or failure of management in the future to conclude that we maintain effective internal control over financial reporting, or the inability of our independent registered public accounting firm to issue a report of our internal control over financial reporting, could have a material adverse effect on our business, financial position, results of operations and liquidity.

We report annually on the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm also must audit the effectiveness of our internal control over financial reporting on an annual basis. If we fail to have, or management or our independent registered public accounting firm is unable to conclude that we maintain, effective internal controls and procedures for financial reporting, we could be unable to provide timely and reliable financial information which could have a material adverse effect on our business, financial position, results of operations and liquidity. Different interpretations of accounting principles or changes in generally accepted accounting principles could have a material adverse effect on our business, financial position, results of operations and liquidity.

Generally accepted accounting principles are complex, continually evolving and changing and may be subject to varied interpretation by third parties, including the SEC. Such varied interpretations could result from differing views related to specific facts and circumstances. Differences in interpretation of generally accepted accounting principles or changes in generally accepted accounting principles could have a material adverse effect on our business, financial position, results of operations and liquidity.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

For information concerning the hospitals and nursing and rehabilitation centers operated by us, see "Part I – Item 1 – Business – Hospital Division – Hospital Facilities," "Part I – Item 1 – Business – Nursing Center Division – Nursing and Rehabilitation Center Facilities," and "Part I – Item 1 – Business – Master Lease Agreements." We believe that our facilities are adequate for our future needs in such locations. All borrowings under the Credit Facilities are secured by a first priority lien and second priority lien on all eligible real property, which is held in fee.

Our corporate headquarters is located in a 287,000 square foot building in Louisville, Kentucky.

We are subject to various federal, state and local laws and regulations governing the use, discharge and disposal of hazardous materials, including medical waste products. Compliance with these laws and regulations is not expected to have a material adverse effect on us. It is possible, however, that environmental issues may arise in the future which we cannot predict.

Item 3. *Legal Proceedings*

We are a party to various legal actions (some of which are not insured), and regulatory and other governmental audits and investigations in the ordinary course of our business. We cannot predict the ultimate outcome of pending litigation and regulatory and other governmental audits and investigations. These matters could potentially subject us to sanctions, damages, recoupments, fines and other penalties. The DOJ, CMS or other federal and state enforcement and regulatory agencies may conduct additional investigations related to our businesses in the future that may, either individually or in the aggregate, have a material adverse effect on our business, financial position, results of operations and liquidity. See "Part I – Item 1A – Risk Factors – Risk Factors Relating to Our Operations – 'We could experience significant legal actions, fines and increases in our operating costs if we fail to comply with state minimum staffing requirements,' '– Significant legal actions could subject us to increased operating costs and substantial uninsured liabilities, which could materially and adversely affect our business, financial position, results of operations and liquidity,' and '– Federal and state employment-related laws and regulations could increase our cost of doing business and subject us to significant back pay awards, fines and lawsuits,' and note 19 of the notes to consolidated financial statements for a description of our other pending legal proceedings.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

MARKET PRICE FOR COMMON STOCK AND DIVIDEND HISTORY

Our common stock is quoted on the New York Stock Exchange (the "NYSE") under the ticker symbol "KND." The prices in the table below, for the calendar quarters indicated, represent the high and low sale prices for our common stock as reported on the NYSE.

	Sales price of common stock	
2012	**High**	**Low**
First quarter	$13.62	$8.63
Second quarter	$10.87	$7.60
Third quarter	$12.76	$8.80
Fourth quarter	$12.13	$9.68
2011	**High**	**Low**
First quarter	$26.27	$17.85
Second quarter	$28.99	$20.53
Third quarter	$23.69	$ 8.62
Fourth quarter	$13.12	$ 7.67

Our Credit Facilities and the indenture governing the Notes contain covenants that limit, among other things, our ability to pay dividends. Any determination to pay dividends in the future will be dependent upon our results of operations, financial position, contractual restrictions, restrictions imposed by applicable laws and other factors deemed relevant by our Board of Directors. We have not paid, and do not currently anticipate that we will pay in the foreseeable future, any cash dividends on our common stock, although our Board of Directors has the right to do so in the future. Accordingly, investors must currently rely on sales of their common stock after price appreciation which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends in the immediate future should not purchase our common stock.

As of January 31, 2013, there were 1,677 holders of record of our common stock.

See "Part III – Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," for disclosures regarding our equity compensation plans.

PERFORMANCE GRAPH

The following graph summarizes the cumulative total return to shareholders of our common stock from December 31, 2007 to December 31, 2012, compared to the cumulative total return on the Standard & Poor's 500 Stock Index (the "S&P Composite Index") and the Standard & Poor's 1500 Health Care Index (the "S&P 1500 Health Care Index"). The graph assumes an investment of $100 in each of our common stock, the S&P Composite Index, and the S&P 1500 Health Care Index on December 31, 2007, and also assumes the reinvestment of all cash dividends.

COMPARISON OF CUMULATIVE TOTAL RETURN



Kindred Healthcare, Inc.
S&P Composite Index
S&P 1500 Health Care Index
DOLLARS
160
140
120
100
80
60
40
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/30/2011
12/31/2012

	12/31/07	12/31/08	12/31/09	12/31/10	12/30/11	12/31/12
Kindred Healthcare, Inc.	$100.00	$52.12	$73.90	$73.54	$ 47.12	$ 43.31
S&P Composite Index	100.00	63.01	79.69	91.71	93.62	108.59
S&P 1500 Health Care Index	100.00	76.27	92.13	96.96	108.44	128.34

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total number of shares (or units) purchased (1)	Average price paid per share (or unit) (2)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs (1)
Month #1 (October 1 – October 31)	1,016	$10.34	–	$–
Month #2 (November 1 – November 30)	916	10.21	–	–
Month #3 (December 1 – December 31)	3,157	10.89	–	–
Total	5,089	$10.66	–	$–

(1) These amounts represent shares of our common stock, par value $0.25 per share, withheld to offset tax withholding obligations that occurred upon the vesting and release of restricted shares previously granted under our stock-based compensation plans for our employees (the "Withheld Shares"). For each employee, the total tax withholding obligation is divided by the closing price of our common stock on the NYSE on the applicable vesting date to determine the total number of Withheld Shares required to satisfy such withholding obligation.

(2) The average price per share for each period was calculated by dividing the sum of the aggregate value of the Withheld Shares by the total number of Withheld Shares.

Item 6. *Selected Financial Data*

On June 1, 2011, we completed the RehabCare Merger, and the operating results of RehabCare have been included as part of our selected financial data since June 1, 2011. For more information about the RehabCare Merger, see "Part I – Item 1 – Business – General – RehabCare Merger" and note 2 of the notes to consolidated financial statements.

The results of operations for the historical periods included in the following table are not necessarily indicative of the results to be expected for future periods. In addition, see "Part I – Item 1A – Risk Factors" for a discussion of risk factors that could impact our future results of operations, including the RehabCare Merger.

(In thousands, except per share amounts)	Year ended December 31, 2012	2011	2010	2009	2008
Statement of Operations Data:					
Revenues	$6,181,291	$5,503,928	$4,346,984	$4,255,726	$4,081,421
Salaries, wages and benefits	3,672,475	3,243,603	2,497,293	2,473,444	2,366,581
Supplies	432,008	399,819	340,802	331,591	315,952
Rent	428,979	398,045	356,352	347,205	337,533
Other operating expenses	1,233,134	1,160,293	945,676	882,777	850,741
Other income	(10,812)	(11,191)	(11,422)	(11,512)	(17,407)
Impairment charges	110,856	118,202	–	–	–
Depreciation and amortization	201,068	165,227	121,374	125,562	119,884
Interest expense	107,896	80,919	7,090	7,880	15,373
Investment income	(1,054)	(1,031)	(1,245)	(4,413)	(7,096)
	6,174,550	5,553,886	4,255,920	4,152,534	3,981,561
Income (loss) from continuing operations before income taxes	6,741	(49,958)	91,064	103,192	99,860
Provision (benefit) for income taxes	39,112	(1,905)	34,173	39,679	38,628
Income (loss) from continuing operations	(32,371)	(48,053)	56,891	63,513	61,232
Discontinued operations, net of income taxes:					
Income (loss) from operations	(2,208)	(5,666)	53	30	(4,171)
Loss on divestiture of operations	(4,745)	–	(453)	(23,432)	(20,776)
Loss from discontinued operations	(6,953)	(5,666)	(400)	(23,402)	(24,947)
Net income (loss)	(39,324)	(53,719)	56,491	40,111	36,285
(Earnings) loss attributable to noncontrolling interests	(1,043)	238	–	–	–
Income (loss) attributable to Kindred	$ (40,367)	$ (53,481)	$ 56,491	$ 40,111	$ 36,285
Amounts attributable to Kindred stockholders:					
Income (loss) from continuing operations	$ (33,414)	$ (47,815)	$ 56,891	$ 63,513	$ 61,232
Loss from discontinued operations	(6,953)	(5,666)	(400)	(23,402)	(24,947)
Net income (loss)	$ (40,367)	$ (53,481)	$ 56,491	$ 40,111	$ 36,285
Earnings (loss) per common share:					
Basic:					
Income (loss) from continuing operations	$ (0.65)	$ (1.04)	$ 1.44	$ 1.63	$ 1.58
Discontinued operations:					
Income (loss) from operations	(0.04)	(0.12)	–	–	(0.11)
Loss on divestiture of operations	(0.09)	–	(0.01)	(0.60)	(0.53)
Net income (loss)	$ (0.78)	$ (1.16)	$ 1.43	$ 1.03	$ 0.94
Diluted:					
Income (loss) from continuing operations	$ (0.65)	$ (1.04)	$ 1.44	$ 1.62	$ 1.56
Discontinued operations:					
Income (loss) from operations	(0.04)	(0.12)	–	–	(0.11)
Loss on divestiture of operations	(0.09)	–	(0.01)	(0.60)	(0.53)
Net income (loss)	$ (0.78)	$ (1.16)	$ 1.43	$ 1.02	$ 0.92
Shares used in computing earnings (loss) per common share:					
Basic	51,659	46,280	38,738	38,339	37,830
Diluted	51,659	46,280	38,954	38,502	38,397
Financial Position:					
Working capital	$ 438,435	$ 384,359	$ 214,654	$ 241,032	$ 403,917
Total assets	4,237,946	4,138,493	2,337,415	2,022,224	2,181,761
Long-term debt	1,648,706	1,531,882	365,556	147,647	349,433
Equity	1,292,844	1,320,541	1,031,759	966,594	914,975

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion together with the selected financial data in Item 6 and our consolidated financial statements and the notes thereto included in this Annual Report on Form 10-K. All financial and operating data presented in Items 6 and 7 reflect the continuing operations of our business for all periods presented unless otherwise indicated.

Overview

We are a healthcare services company that through our subsidiaries operates TC hospitals, IRFs, nursing and rehabilitation centers, assisted living facilities, a contract rehabilitation services business and a home health and hospice business across the United States. At December 31, 2012, our hospital division operated 116 TC hospitals (8,382 licensed beds) and six IRFs (259 licensed beds) in 26 states. Our nursing center division operated 223 nursing and rehabilitation centers (27,142 licensed beds) and six assisted living facilities (341 licensed beds) in 27 states. Our rehabilitation division provided rehabilitation services primarily in hospitals and long-term care settings. Our home health and hospice division provided home health, hospice and private duty services from 101 locations in ten states.

In recent years, we have completed several strategic divestitures to improve our future operating results. For accounting purposes, the operating results of these businesses and the losses or impairments associated with these transactions have been classified as discontinued operations in the accompanying consolidated statement of operations for all periods presented. Assets not sold at December 31, 2012 have been measured at the lower of carrying value or estimated fair value less costs of disposal and have been classified as held for sale in the accompanying consolidated balance sheet. See note 4 of the notes to consolidated financial statements.

The operating results of acquired businesses have been included in our accompanying consolidated financial statements from the respective acquisition dates.

RehabCare Merger

On June 1, 2011, we completed the RehabCare Merger. Upon consummation of the RehabCare Merger, each issued and outstanding share of RehabCare common stock was converted into the right to receive the Merger Consideration. We issued approximately 12 million shares of our common stock in connection with the RehabCare Merger. The purchase price totaled $963 million and was comprised of $662 million in cash and $301 million of our common stock at fair value. We also assumed $356 million of long-term debt in the RehabCare Merger, of which $345 million was refinanced on June 1, 2011. The operating results of RehabCare have been included in our accompanying consolidated financial statements since June 1, 2011.

At the RehabCare Merger date, we acquired 32 TC hospitals, five IRFs, approximately 1,200 rehabilitation therapy sites of service and 102 hospital-based inpatient rehabilitation units. The RehabCare Merger expanded our service offerings, positioned us for future growth and provided opportunities for significant operating synergies.

In connection with the RehabCare Merger, we entered into the Credit Facilities and the Notes. In 2011, we used proceeds from the Credit Facilities and the Notes to pay the Merger Consideration, repay all amounts outstanding under our and RehabCare's previous credit facilities and to pay transaction costs. The amounts outstanding under our and RehabCare's former credit facilities that were repaid at the RehabCare Merger closing were $390 million and $345 million, respectively. The Credit Facilities also included an option to increase the credit capacity in an aggregate amount between the two facilities by $200 million. We executed this option to increase the credit capacity by $200 million in October 2012. See note 11 of the notes to consolidated financial statements. In connection with the Credit Facilities and the Notes, we paid $46 million of lender fees related to debt issuance that were capitalized as deferred financing costs during 2011 and paid $13 million of other financing costs that were charged to interest expense during 2011.

All obligations under the Credit Facilities are fully and unconditionally guaranteed, subject to certain customary release provisions, by substantially all of our existing and future direct and indirect domestic 100% owned subsidiaries, as well as certain non-100% owned domestic subsidiaries as we may determine from time to time in our sole discretion. The Notes are fully and unconditionally guaranteed, subject to certain customary release provisions, by substantially all of our domestic 100% owned subsidiaries.

The agreements governing the Credit Facilities and the indenture governing the Notes include a number of restrictive covenants that, among other things and subject to certain exceptions and baskets, impose operating and financial restrictions on us and certain of our subsidiaries. Our ability to pay dividends is limited to certain restricted payment baskets, which may expand based upon accumulated earnings. In addition, we are required to comply with a minimum fixed charge coverage ratio and a maximum total leverage ratio under the Credit Facilities. These financing agreements governing the Credit Facilities and the indenture governing the Notes also contain customary affirmative covenants and events of default. See "– Liquidity" for additional information on the Credit Facilities and the Notes.

IntegraCare Acquisition

On August 31, 2012, we completed the IntegraCare Acquisition, which was financed through operating cash flows and proceeds from our ABL Facility. The IntegraCare Acquisition included 47 home health and hospice locations across Texas.

Professional Acquisition

On September 1, 2011, we completed the Professional Acquisition, which was financed through operating cash flows and proceeds from our ABL Facility. The Professional Acquisition included 27 home health and hospice locations in northern California, Arizona, Nevada and Utah.

Vista Acquisition

On November 1, 2010, we completed the Vista Acquisition, which was financed through operating cash flows and proceeds from our former revolving credit facility. The Vista Acquisition included four freestanding hospitals and one HIH with a total of 250 beds, all of which are located in southern California. We did not acquire the working capital of Vista or assume any of its liabilities. All of the Vista hospitals were leased at the time of the acquisition.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and judgments that affect the reported amounts and related disclosures of commitments and contingencies. We rely on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

We believe the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

We have agreements with third party payors that provide for payments to each of our operating divisions. These payment arrangements may be based upon prospective rates, reimbursable costs, established charges, discounted charges or per diem payments. Net patient service revenue is recorded at the estimated net realizable amounts from Medicare, Medicaid, Medicare Advantage, other third party payors and individual patients for services rendered. Retroactive adjustments that are likely to result from future examinations by third party payors are accrued on an estimated basis in the period the related services are rendered and adjusted as necessary in future periods based upon new information or final settlements.

A summary of revenues by payor type follows (in thousands):

	Year ended December 31,		
	2012	2011	2010
Medicare	$2,602,488	$2,389,331	$1,876,599
Medicaid	1,067,863	1,062,518	1,054,669
Medicare Advantage	463,912	413,793	344,334
Other	2,388,345	1,956,623	1,376,976
	6,522,608	5,822,265	4,652,578
Eliminations	(341,317)	(318,337)	(305,594)
	$6,181,291	$5,503,928	$4,346,984

Collectibility of accounts receivable

Accounts receivable consist primarily of amounts due from the Medicare and Medicaid programs, other government programs, managed care health plans, commercial insurance companies, skilled nursing and hospital customers, and individual patients and other customers. Estimated provisions for doubtful accounts are recorded to the extent it is probable that a portion or all of a particular account will not be collected.

In evaluating the collectibility of accounts receivable, we consider a number of factors, including the age of the accounts, changes in collection patterns, the composition of patient accounts by payor type, the status of ongoing disputes with third party payors and general industry conditions. Actual collections of accounts receivable in subsequent periods may require changes in the estimated provision for loss. Changes in these estimates are charged or credited to the results of operations in the period of the change. Based upon improved cash collections in our rehabilitation division, we recognized a change in estimate that reduced the provision for doubtful accounts by $8 million in the fourth quarter of 2012.

The provision for doubtful accounts totaled $24 million for 2012, $35 million for 2011 and $24 million for 2010.

Allowances for insurance risks

We insure a substantial portion of our professional liability risks and workers compensation risks through our limited purpose insurance subsidiary. Provisions for loss for these risks are based upon management's best available information including actuarially determined estimates.

The allowance for professional liability risks includes an estimate of the expected cost to settle reported claims and an amount, based upon past experiences, for losses incurred but not reported. These liabilities are necessarily based upon estimates and, while management believes that the provision for loss is adequate, the ultimate liability may be in excess of, or less than, the amounts recorded. To the extent that expected ultimate claims costs vary from historical provisions for loss, future earnings will be charged or credited.

Provisions for loss for professional liability risks retained by our limited purpose insurance subsidiary have been discounted based upon actuarial estimates of claim payment patterns using a discount rate of 1% to 5% depending upon the policy year. The discount rate was 1% for the 2010 through 2012 policy years and 2% to 5% for all prior policy years. The discount rates are based upon the risk free interest rate for the respective year.

Amounts equal to the discounted loss provision are funded annually. We do not fund the portion of professional liability risks related to estimated claims that have been incurred but not reported. Accordingly, these liabilities are not discounted. The allowance for professional liability risks aggregated $291 million at December 31, 2012 and $264 million at December 31, 2011. If we did not discount any of the allowances for professional liability risks, these balances would have approximated $293 million at December 31, 2012 and $267 million at December 31, 2011.

As a result of deterioration in professional liability and workers compensation underwriting results of our limited purpose insurance subsidiary in 2011, we made a capital contribution of $9 million in 2012 to our limited purpose insurance subsidiary. Conversely, as a result of improved professional liability underwriting results of our limited purpose insurance subsidiary in 2010 and 2009, we received distributions of $3 million in 2011 and $22 million in 2010 from our limited purpose insurance subsidiary. These transactions were completed in accordance with applicable regulations. Neither the capital contribution nor the distributions had any impact on earnings.

Changes in the number of professional liability claims and the cost to settle these claims significantly impact the allowance for professional liability risks. A relatively small variance between our estimated and actual number of claims or average cost per claim could have a material impact, either favorable or unfavorable, on the adequacy of the allowance for professional liability risks. For example, a 1% variance in the allowance for professional liability risks at December 31, 2012 would impact our operating income by approximately $3 million.

The provision for professional liability risks (continuing operations), including the cost of coverage maintained with unaffiliated commercial reinsurance carriers, aggregated $77 million for 2012, $63 million for 2011 and $55 million for 2010. The increase in 2012 was primarily attributable to an increase in frequency and severity of claims. Changes in estimates for prior year professional liability costs reduced professional liability costs by approximately $6 million, $13 million and $20 million in 2012, 2011 and 2010, respectively.

With respect to our discontinued operations, we recorded favorable pretax adjustments of $2 million in 2012, $3 million in 2011 and $5 million in 2010 resulting from changes in estimates for professional liability reserves related to prior years.

Provisions for loss for workers compensation risks retained by our limited purpose insurance subsidiary are not discounted and amounts equal to the loss provision are funded annually. The allowance for workers compensation risks aggregated $193 million at December 31, 2012 and $171 million at December 31, 2011. The provision for workers compensation risks (continuing operations), including the cost of coverage maintained with unaffiliated commercial insurance carriers, aggregated $59 million for 2012, $58 million for 2011 and $42 million for 2010. The increase in workers compensation costs in each of these years was primarily attributable to an increase in claims resulting from the growth in the number of employees, primarily from the RehabCare Merger.

See notes 4 and 8 of the notes to consolidated financial statements.

Accounting for income taxes

The provision (benefit) for income taxes is based upon our annual reported income or loss for each respective accounting period. We recognize an asset or liability for the deferred tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets are recovered or liabilities are settled. We also recognize as deferred tax assets the future tax benefits from net operating losses ("NOLs") and capital loss carryforwards. A valuation allowance is provided for these deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized.

The effective income tax rate for 2012 was negatively impacted by $92 million, representing the portion of a $108 million pretax asset impairment charge in our skilled nursing rehabilitation services reporting unit that is not deductible for income tax purposes. Our effective income tax rate was 3.8% in 2011 and 37.5% in 2010. The change in the effective income tax rate in 2011 was primarily attributable to certain impairment charges and transaction costs that are not deductible for income tax purposes. We recorded favorable income tax adjustments related to the resolution of state income tax contingencies from prior years that reduced the provision for income taxes by approximately $0.2 million in 2012 and approximately $3 million in each of 2011 and 2010.

There are significant uncertainties with respect to capital loss carryforwards that could affect materially the realization of certain deferred tax assets. Accordingly, we have recognized deferred tax assets to the extent it is more likely than not they will be realized and a valuation allowance is provided for deferred tax assets to the extent that it is uncertain that the deferred tax asset will be realized. We recognized net deferred tax assets totaling $3 million at December 31, 2012 and net deferred tax liabilities totaling $0.2 million at December 31, 2011.

We identified deferred income tax assets for state income tax NOLs of $53 million and $42 million at December 31, 2012 and 2011, respectively, and a corresponding deferred income tax valuation allowance of $48 million and $38 million at December 31, 2012 and 2011, respectively, for that portion of the net deferred income tax assets that we will likely not realize in the future. We had deferred tax assets for federal income tax NOLs of $8 million and $7 million at December 31, 2012 and 2011, respectively, with no deferred income tax valuation allowances at December 31, 2012 or 2011. The federal income tax NOLs expire in various amounts through 2033.

We are subject to various federal and state income tax audits in the ordinary course of business. Such audits could result in increased tax payments, interest and penalties. While we believe our tax positions are appropriate, we cannot assure you that the various authorities engaged in the examination of our income tax returns will not challenge our positions.

We record accrued interest and penalties associated with uncertain tax positions as income tax expense in the consolidated statement of operations. Accrued interest related to uncertain tax provisions totaled $0.1 million as of December 31, 2012 and 2011.

To the extent the unrecognized income tax benefits become realized or the related accrued interest is no longer necessary, our provision for income taxes would be favorably impacted by $1 million.

The federal statute of limitations remains open for tax years 2009 through 2011. During 2011, we resolved federal income tax audits for the 2007 through 2009 tax years. We are currently under examination by the Internal Revenue Service (the "IRS") for the 2010 through 2012 tax years. We have been accepted into the IRS's Compliance Assurance Process ("CAP") for the 2012 and 2013 tax years. CAP is an enhanced, real-time review of a company's tax positions and compliance. We expect participation in CAP to improve the timeliness of our federal tax examinations.

State jurisdictions generally have statutes of limitations for tax returns ranging from three to five years. The state impact of federal income tax changes remains subject to examination by various states for a period of up to one year after formal notification to the states. We currently have various state income tax returns under examination.

During 2010, we received approval from the IRS for an accounting method change for income tax purposes that resulted in a non-recurring reduction in income tax payments of approximately $25 million. In connection with the RehabCare Merger, the accounting method change was extended in 2012 for the 2011 tax year to certain entities and resulted in a non-recurring reduction in income tax payments of approximately $8 million during 2012. Our earnings were not impacted by these transactions.

Valuation of long-lived assets, goodwill and intangible assets

We review the carrying value of certain long-lived assets and finite lived intangible assets with respect to any events or circumstances that indicate an impairment or an adjustment to the amortization period is necessary. If circumstances suggest that the recorded amounts cannot be recovered based upon estimated future undiscounted cash flows, the carrying values of such assets are reduced to fair value.

In assessing the carrying values of long-lived assets, we estimate future cash flows at the lowest level for which there are independent, identifiable cash flows. For this purpose, these cash flows are aggregated based upon the contractual agreements underlying the operation of the facility or group of facilities. Generally, an individual facility is considered the lowest level for which there are independent, identifiable cash flows. However, to the extent that groups of facilities are leased under a master lease agreement in which the operations of a facility and compliance with the lease terms are interdependent upon other facilities in the agreement (including our ability to renew the lease or divest a particular property), we define the group of facilities under a master lease agreement as the lowest level for which there are independent, identifiable cash flows. Accordingly, the estimated cash flows of all facilities within a master lease agreement are aggregated for purposes of evaluating the carrying values of long-lived assets.

Our intangible assets with finite lives are amortized in accordance with the authoritative guidance for goodwill and other intangible assets using the straight-line method over their estimated useful lives ranging from two to 20 years. As a result of the RehabCare Merger, we acquired finite lived intangible assets consisting of customer relationships ($189 million), a trade name ($17 million) and non-compete agreements ($3 million) with estimated useful lives ranging from two to 15 years.

In connection with the preparation of our operating results for the fourth quarter of 2012, we determined that the impact of regulatory changes related to our skilled nursing rehabilitation services reporting unit was a triggering event in the fourth quarter of 2012, simultaneously with our annual impairment test. The regulatory changes included a new pre-payment manual medical review process for certain Medicare Part B services exceeding $3,700 which became effective October 1, 2012 and new rules which will become effective April 1, 2013 under the Taxpayer Relief Act that reduce Medicare Part B payments by 50% for subsequent procedures when multiple therapy services are provided on the same day. We tested the recoverability of our skilled nursing rehabilitation services reporting unit goodwill, other intangible assets and long-lived assets. We recorded a pretax impairment charge aggregating $108 million ($102 million net of income taxes) (which represented the entire skilled nursing rehabilitation services reporting unit goodwill) in the fourth quarter of 2012 to reflect the amount by which the carrying value of goodwill exceeded the estimated fair value. We determined that other intangible assets and long-lived assets in the skilled nursing rehabilitation services reporting unit were not impaired.

On July 29, 2011, CMS issued the 2011 CMS Rules. In connection with the preparation of our operating results for the third quarter of 2011, we determined that the impact of the 2011 CMS Rules was a triggering event in the third quarter of 2011 and accordingly tested the recoverability of our nursing and rehabilitation centers reporting unit goodwill, intangible assets and property and equipment asset groups impacted by the reduced Medicare payments. We recorded pretax impairment charges aggregating $27 million ($16 million net of income taxes) in the third quarter of 2011. The charges included $6 million of goodwill (which represented the entire nursing and rehabilitation centers reporting unit goodwill) and $21 million of property and equipment. In addition, we recorded pretax impairment charges aggregating $2 million ($1 million net of income taxes) and $3 million ($2 million net of income taxes) in the fourth quarter of 2011 and for the year ended December 31, 2012, respectively, of property and equipment expenditures in the same nursing and rehabilitation center asset groups. These impairment charges reflected the amount by which the carrying value of certain assets exceeded their estimated fair value.

During the fourth quarter of 2011, the estimated negative impact from changes in the reimbursement of group rehabilitation therapy services to Medicare beneficiaries implemented by the 2011 CMS Rules on October 1, 2011 was greater than expected, and as a result, we lowered our cash flow expectations for our skilled nursing rehabilitation services reporting unit, causing the carrying value of goodwill of this reporting unit to exceed its estimated fair value in testing the recoverability of goodwill. As a result, we recorded a pretax impairment charge of $46 million ($43 million net of income taxes) in the fourth quarter of 2011. We also reviewed the other intangible assets and long-lived assets related to the skilled nursing rehabilitation services reporting unit and determined there were no impairments of these assets.

None of the previously discussed impairment charges impacted our cash flows or liquidity.

In accordance with the authoritative guidance for goodwill and other intangible assets, we are required to perform an impairment test for goodwill and indefinite-lived intangible assets at least annually or more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. We perform our annual goodwill impairment test at the end of each fiscal year for each of our reporting units. A reporting unit is either an operating segment or one level below the operating segment, referred to as a component. When the components within our operating segments have similar economic characteristics, we aggregate the components of our operating segments into one reporting unit. Accordingly, we have determined that our reporting units are hospitals, nursing and rehabilitation centers, skilled nursing rehabilitation services, hospital rehabilitation services, home health and hospice. The carrying value of goodwill for each of our reporting units at December 31, 2012 and December 31, 2011 follows (in thousands):

	December 31, 2012	December 31, 2011
Hospitals	$ 747,065	$ 745,411
Nursing and rehabilitation centers	–	–
Rehabilitation division:		
Skilled nursing rehabilitation services	–	107,026
Hospital rehabilitation services	168,019	167,753
	168,019	274,779
Home health	99,317	49,254
Hospice	26,865	15,211
	$1,041,266	$1,084,655

As a result of the RehabCare Merger, goodwill was assigned to our hospital reporting unit ($534 million), skilled nursing rehabilitation services reporting unit ($151 million) and hospital rehabilitation services reporting unit ($168 million).

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. If the carrying value of the reporting unit is greater than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss, if any. Based upon the results of the step one impairment test for goodwill for hospitals, hospital rehabilitation services, home health and hospice reporting units for the years ended December 31, 2012 and December 31, 2011, no goodwill impairment charges were recorded in connection with our annual impairment test. Based upon the results of the step one impairment test for goodwill for all of our reporting units for the year ended December 31, 2010, no impairment charges were recorded.

Since quoted market prices for our reporting units are not available, we apply judgment in determining the fair value of these reporting units for purposes of performing the goodwill impairment test. We rely on widely accepted valuation techniques, including discounted cash flow and market multiple analyses approaches, which capture both the future income potential of the reporting unit and the market behaviors and actions of market participants in the industry that includes the reporting unit. These types of analyses require us to make assumptions and estimates regarding future cash flows, industry-specific economic factors and the profitability of future business strategies. The discounted cash flow approach uses a projection of estimated operating results and cash flows that are discounted using a weighted average cost of capital. Under the discounted cash flow approach, the projection uses management's best estimates of economic and market conditions over the projected period for each reporting unit including growth rates in the number of admissions, patient days, reimbursement rates, operating costs, rent expense and capital expenditures. Other significant estimates and assumptions include terminal value growth rates, changes in working capital requirements and weighted average cost of capital. The market multiple analysis estimates fair value by applying cash flow multiples to the reporting unit's operating results. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics to the reporting units.

Other than the impairment of goodwill for our skilled nursing rehabilitation services reporting unit, we have determined that there was no other goodwill or other intangible asset impairments as of December 31, 2012. Although, adverse changes in the operating environment and related key assumptions used to determine the fair value of our reporting units and indefinite-lived intangible assets or declines in the value of our common stock may result in future impairment charges for a portion or all of these assets. Specifically, if the rate of growth of government and commercial revenues earned by our reporting units were to be less than projected or if healthcare reforms were to negatively impact our business, an impairment charge of a portion or all of these assets may be required. An impairment charge could have a material adverse effect on our business, financial position and results of operations, but would not be expected to have an impact on our cash flows or liquidity.

Our indefinite-lived intangible assets consist of trade names, Medicare certifications and certificates of need. The fair values of our indefinite-lived intangible assets are derived from current market data and projections at a facility level which include management's best estimates of economic and market conditions over the projected period including growth rates in the number of admissions, patient days, reimbursement rates, operating costs, rent expense and capital expenditures. Other significant estimates and assumptions include terminal value growth rates, changes in working capital requirements and weighted average cost of capital. Certificates of need intangible assets are estimated primarily using both a replacement cost methodology and an excess earnings method, a form of discounted cash flows, which is based upon the concept that net after-tax cash flows provide a return supporting all of the assets of a business enterprise.

At December 31, 2011, the carrying value of our certificates of need intangible assets exceeded its fair value as a result of declining earnings and cash flows related to five hospitals and two co-located nursing and rehabilitation centers in Massachusetts, all of which were acquired in 2006. The declining earnings and cash flows were attributable to a difficult LTAC operating environment in Massachusetts in which we were unable to achieve consistent operating results, as well as automatic future Medicare reimbursement reductions triggered in December 2011 by the Budget Control Act of 2011. In addition, we decided in the fourth quarter of 2011 to close one of the five hospitals. The pretax impairment charge related to the certificates of need totaled $54 million ($33 million net of income taxes), of which $11 million ($7 million net of income taxes) was reclassified to discontinued operations in 2012. We reviewed the other long-lived assets related to these five hospitals and two co-located nursing and rehabilitation centers and determined there was no impairment. Based upon the results of the annual impairment test for indefinite-lived intangible assets other than certificates of need intangible assets discussed above for the years ended December 31, 2012, 2011 and 2010, no impairment charges were recorded.

As a result of the RehabCare Merger, we acquired indefinite-lived intangible assets consisting of trade names ($115 million), Medicare certifications ($76 million) and certificates of need ($8 million).

Recently Issued Accounting Requirements

In July 2012, the Financial Accounting Standards Board (the "FASB") issued authoritative guidance related to testing indefinite-lived intangible assets for impairment. The main provisions of the guidance state that an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of an indefinite-lived intangible is less than its carrying amount, then performing the one-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the indefinite-lived intangible asset impairment test. The guidance is effective for all interim and annual reporting periods beginning after September 15, 2012. The adoption of the guidance did not have a material impact on our business, financial position, results of operations or liquidity.

In September 2011, the FASB issued authoritative guidance related to testing goodwill for impairment. The main provisions of the guidance state that an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step goodwill impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform Step 1 of the goodwill impairment test. The guidance is effective for all interim and annual reporting periods beginning after December 15, 2011. The adoption of the guidance did not have a material impact on our business, financial position, results of operations or liquidity.

In July 2011, the FASB issued authoritative guidance related to the presentation and disclosure of patient service revenue, provision for bad debts, and the allowance for doubtful accounts for certain healthcare entities. The provisions of the guidance require healthcare entities that recognize significant amounts of patient service revenue at the time services are rendered, even though they do not assess a patient's ability to pay, to present the provision for bad debts related to those revenues as a deduction from patient service revenue (net of contractual allowances and discounts), as opposed to an operating expense. All other entities would continue to present the provision for bad debts as an operating expense. The guidance is effective for all interim and annual reporting periods beginning after December 15, 2011. The adoption of the guidance did not have an impact on our business, financial position, results of operations or liquidity.

In June 2011, the FASB issued authoritative guidance related to the presentation of other comprehensive income. The provisions of the guidance state that an entity has the option to present total comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement(s) should be presented with equal prominence to the other primary financial statements. The guidance is effective for all interim and annual reporting periods beginning after December 15, 2011. The adoption of the guidance did not have a material impact on our business, financial position, results of operations or liquidity.

In December 2011, the FASB amended its authoritative guidance issued in June 2011 related to the presentation of other comprehensive income. The provisions indefinitely defer the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented, for both interim and annual financial statements. All other requirements of the June 2011 update were not impacted by the amendment which remains effective for all interim and annual reporting periods beginning after December 15, 2011. The adoption of the guidance did not have a material impact on our business, financial position, results of operations or liquidity.

In February 2013, the FASB amended its authoritative guidance issued in December 2011 related to the deferral of the requirement to present reclassification adjustments out of accumulated other comprehensive income in both the statement in which net income is presented and the statement in which other comprehensive income is presented. The amended provisions require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under United States generally accepted accounting principles to be reclassified to net income in its entirety in the same reporting period. For all other amounts, an entity is required to cross-reference to other disclosures that provide additional details about these amounts. All other requirements of the original June 2011 update were not impacted by the amendment which remains effective for all interim and annual reporting periods beginning after December 15, 2012. The adoption of the guidance will not have a material impact on our business, financial position, results of operations or liquidity.

In May 2011, the FASB issued authoritative guidance related to fair value measurements. The provisions of the guidance result in applying common fair value measurement and disclosure requirements in both United States generally accepted accounting principles and International Financial Reporting Standards. The amendments primarily changed the wording used to describe many of the requirements in generally accepted accounting principles for measuring and disclosing information about fair value measurements. The guidance is effective for all interim and annual reporting periods beginning after December 15, 2011. The adoption of the guidance did not have a material impact on our business, financial position, results of operations or liquidity.

Impact of Medicare and Medicaid Reimbursement

We depend on reimbursement from third party payors, including the Medicare and Medicaid programs, for a substantial portion of our revenues. For the year ended December 31, 2012, we derived approximately 56% of our total revenues (before eliminations) from the Medicare and Medicaid programs and the balance from other third party payors, such as commercial insurance companies, health maintenance organizations, preferred provider organizations and contracted providers.

The Medicare and Medicaid programs are highly regulated and subject to frequent and substantial changes. See "Part I – Item 1 – Business – Governmental Regulation" for an overview of the reimbursement systems impacting our businesses and "Part I – Item 1A – Risk Factors."

Results of Operations – Continuing Operations

For the years ended December 31, 2012, 2011 and 2010

A summary of our operating data follows (dollars in thousands):

	Year ended December 31,		
	2012	2011	2010
Revenues:			
Hospital division	$2,927,495	$2,531,448	$1,959,738
Nursing center division	2,148,140	2,254,099	2,187,885
Rehabilitation division:			
Skilled nursing rehabilitation services	1,010,101	775,158	403,755
Hospital rehabilitation services	293,532	200,824	83,678
	1,303,633	975,982	487,433
Home health and hospice division	143,340	60,736	17,522
	6,522,608	5,822,265	4,652,578
Eliminations:			
Skilled nursing rehabilitation services	(223,519)	(229,677)	(224,624)
Hospital rehabilitation services	(110,510)	(83,917)	(78,926)
Home health and hospice	(7,288)	(4,743)	(2,044)
	(341,317)	(318,337)	(305,594)
	$6,181,291	$5,503,928	$4,346,984
Income (loss) from continuing operations:			
Operating income (loss):			
Hospital division	$ 600,649	$ 488,201	$ 360,369
Nursing center division	273,142	338,265	303,418
Rehabilitation division:			
Skilled nursing rehabilitation services	80,663	65,916	33,703
Hospital rehabilitation services	69,745	43,731	18,969
	150,408	109,647	52,672
Home health and hospice division	13,708	3,103	(66)
Corporate:			
Overhead	(179,063)	(174,800)	(133,961)
Insurance subsidiary	(2,127)	(2,306)	(3,153)
	(181,190)	(177,106)	(137,114)
Impairment charges	(110,856)	(118,202)	–
Transaction costs	(2,231)	(50,706)	(4,644)
Operating income	743,630	593,202	574,635
Rent	(428,979)	(398,045)	(356,352)
Depreciation and amortization	(201,068)	(165,227)	(121,374)
Interest, net	(106,842)	(79,888)	(5,845)
Income (loss) before income taxes	6,741	(49,958)	91,064
Provision (benefit) for income taxes	39,112	(1,905)	34,173
	$ (32,371)	$ (48,053)	$ 56,891

A summary of our consolidating statement of operations follows (in thousands):

	Year ended December 31, 2012									
			Rehabilitation division							
	Hospital division (a,b)	Nursing center division (a,c)	Skilled nursing services (a)	Hospital services (a)	Total	Home health and hospice division (a)	Corporate (a)	Transaction-related costs	Eliminations	Consolidated
Revenues	$2,927,495	$2,148,140	$1,010,101	$293,532	$1,303,633	$143,340	$ –	$ –	$(341,317)	$6,181,291
Salaries, wages and benefits	1,291,835	1,048,079	899,315	206,614	1,105,929	105,303	121,848	(450)	(69)	3,672,475
Supplies	314,230	107,766	3,093	163	3,256	5,953	803	–	–	432,008
Rent	217,341	200,679	5,250	140	5,390	3,140	2,429	–	–	428,979
Other operating expenses	720,781	719,153	27,030	17,010	44,040	18,376	69,351	2,681	(341,248)	1,233,134
Other income	–	–	–	–	–	–	(10,812)	–	–	(10,812)
Impairment charges	753	2,204	107,899	–	107,899	–	–	–	–	110,856
Depreciation and amortization	91,776	53,548	11,061	9,309	20,370	4,442	30,932	–	–	201,068
Interest expense	1,016	88	156	–	156	–	106,636		–	107,896
Investment income	(79)	(98)	(2)	–	(2)	–	(875)	–	–	(1,054)
	2,637,653	2,131,419	1,053,802	233,236	1,287,038	137,214	320,312	2,231	(341,317)	6,174,550
Income (loss) from continuing operations before income taxes	$ 289,842	$ 16,721	$ (43,701)	$ 60,296	$ 16,595	$ 6,126	$(320,312)	$(2,231)	$ –	6,741
Provision for income taxes										39,112
Loss from continuing operations										$ (32,371)
Capital expenditures, excluding acquisitions (including discontinued operations):										
Routine	$ 38,272	$ 20,764	$ 2,274	$ 348	$ 2,622	$ 1,616	$ 51,901	$ –	$ –	$ 115,175
Development	42,265	8,057	–	–	–	–	–	–	–	50,322
	$ 80,537	$ 28,821	$ 2,274	$ 348	$ 2,622	$ 1,616	$ 51,901	$ –	$ –	$ 165,497

	Year ended December 31, 2011									
			Rehabilitation division							
	Hospital division (d)	Nursing center division	Skilled nursing services	Hospital services	Total	Home health and hospice division	Corporate	Transaction-related costs	Eliminations	Consolidated
Revenues	$2,531,448	$2,254,099	$775,158	$200,824	$975,982	$60,736	$ –	$ –	$(318,337)	$5,503,928
Salaries, wages and benefits	1,152,274	1,085,476	679,177	144,147	823,324	45,378	120,478	16,769	(96)	3,243,603
Supplies	281,433	112,095	2,826	189	3,015	2,438	838	–	–	399,819
Rent	188,120	198,556	6,275	228	6,503	1,366	1,681	1,819	–	398,045
Other operating expenses	609,540	718,263	27,239	12,757	39,996	9,817	66,981	33,937	(318,241)	1,160,293
Other income	–	–	–	–	–	–	(11,191)	–	–	(11,191)
Impairment charges	46,348	25,855	45,999	–	45,999	–	–	–	–	118,202
Depreciation and amortization	74,543	50,040	7,191	5,637	12,828	1,449	26,367	–	–	165,227
Interest expense	500	102	–	–	–	1	66,514	13,802	–	80,919
Investment income	(7)	(86)	(3)	(1)	(4)	(1)	(933)	–	–	(1,031)
	2,352,751	2,190,301	768,704	162,957	931,661	60,448	270,735	66,327	(318,337)	5,553,886
Income (loss) from continuing operations before income taxes	$ 178,697	$ 63,798	$ 6,454	$ 37,867	$ 44,321	$ 288	$(270,735)	$(66,327)	$ –	(49,958)
Income tax benefit										(1,905)
Loss from continuing operations										$ (48,053)
Capital expenditures, excluding acquisitions (including discontinued operations):										
Routine	$ 46,393	$ 34,304	$ 1,700	$ 238	$ 1,938	$ 164	$ 50,104	$ –	$ –	$ 132,903
Development	67,321	19,167	–	–	–	1,167	–	–	–	87,655
	$ 113,714	$ 53,471	$ 1,700	$ 238	$ 1,938	$ 1,331	$ 50,104	$ –	$ –	$ 220,558

(a) Includes employee severance costs of $3.4 million in salaries, wages and benefits (hospital division – $0.7 million, nursing center division – $1.9 million, rehabilitation division – $0.4 million, home health and hospice division – $0.2 million and corporate – $0.2 million) and contract cancellation costs of $0.9 million (corporate) in other operating expenses incurred in connection with restructuring activities.

(b) Includes severance costs of $2.5 million in salaries, wages and benefits, restructuring costs of $2.0 million in other operating expenses and lease cancellation charges of $1.6 million in rent incurred in connection with the closing a regional office, the closing of two TC hospitals and the cancellation of a sub-acute unit project, and $5.0 million for employment-related lawsuits in other operating expenses.

(c) Includes employee retention costs of $2.2 million in salaries, wages and benefits incurred in connection with the decision to allow the leases to expire for 54 nursing and rehabilitation centers leased from Ventas.

(d) Includes loss on divestiture of a hospital of $1.5 million in other operating expenses.

Consolidating statement of operations follows (in thousands) (Continued):

	Year ended December 31, 2010									
			Rehabilitation division							
	Hospital division (a)	Nursing center division (a)	Skilled nursing services	Hospital services	Total	Home health and hospice division	Corporate (a)	Transaction-related costs	Eliminations	Consolidated
Revenues	$1,959,738	$2,187,885	$403,755	$83,678	$487,433	$17,522	$ –	$ –	$(305,594)	$4,346,984
Salaries, wages and benefits	885,948	1,080,344	356,171	62,173	418,344	12,880	99,480	357	(60)	2,497,293
Supplies	226,762	110,266	2,003	106	2,109	1,108	557	–	–	340,802
Rent	151,966	198,105	5,644	106	5,750	386	145	–	–	356,352
Other operating expenses	486,659	693,857	11,878	2,430	14,308	3,600	48,499	4,287	(305,534)	945,676
Other income	–	–	–	–	–	–	(11,422)	–	–	(11,422)
Depreciation and amortization	51,461	45,471	2,169	306	2,475	234	21,733	–	–	121,374
Interest expense	5	131	–	–	–	–	6,954	–	–	7,090
Investment income	(3)	(70)	(5)	(1)	(6)	–	(1,166)	–	–	(1,245)
	1,802,798	2,128,104	377,860	65,120	442,980	18,208	164,780	4,644	(305,594)	4,255,920
Income (loss) from continuing operations before income taxes	$ 156,940	$ 59,781	$ 25,895	$18,558	$ 44,453	$ (686)	$(164,780)	$(4,644)	$ –	91,064
Provision for income taxes										34,173
Income from continuing operations										$ 56,891
Capital expenditures, excluding acquisitions (including discontinued operations):										
Routine	$ 36,967	$ 37,024	$ 2,356	$ 293	$ 2,649	$ 66	$ 32,190	$ –	$ –	$ 108,896
Development	41,140	26,701	–	–	–	–	–	–	–	67,841
	$ 78,107	$ 63,725	$ 2,356	$ 293	$ 2,649	$ 66	$ 32,190	$ –	$ –	$ 176,737

(a) Includes $2.9 million in aggregate of severance and retirement costs in salaries, wages and benefits (hospital division – $1.1 million, nursing center division – $0.5 million and corporate – $1.3 million).

Operating data:

	Year ended December 31,		
	2012	2011	2010
Hospital division data:			
End of period data:			
Number of hospitals:			
Transitional care	116	118	88
Inpatient rehabilitation	6	5	–
	122	123	88
Number of licensed beds:			
Transitional care	8,382	8,431	6,777
Inpatient rehabilitation	259	183	–
	8,641	8,614	6,777
Revenue mix %:			
Medicare	62	60	56
Medicaid	6	8	9
Medicare Advantage	10	10	10
Commercial insurance and other	22	22	25
Admissions:			
Medicare	46,413	39,724	28,777
Medicaid	4,024	4,535	4,002
Medicare Advantage	7,263	5,625	4,224
Commercial insurance and other	11,316	9,985	8,222
	69,016	59,869	45,225
Admissions mix %:			
Medicare	67	66	64
Medicaid	6	8	9
Medicare Advantage	11	9	9
Commercial insurance and other	16	17	18
Patient days:			
Medicare	1,157,136	1,008,115	771,950
Medicaid	178,647	184,215	182,837
Medicare Advantage	205,242	168,883	134,024
Commercial insurance and other	342,717	309,338	283,552
	1,883,742	1,670,551	1,372,363
Average length of stay:			
Medicare	24.9	25.4	26.8
Medicaid	44.4	40.6	45.7
Medicare Advantage	28.3	30.0	31.7
Commercial insurance and other	30.3	31.0	34.5
Weighted average	27.3	27.9	30.3
Revenues per admission:			
Medicare	$ 38,866	$ 38,592	$ 38,323
Medicaid	45,720	42,604	42,597
Medicare Advantage	41,746	44,654	46,011
Commercial insurance and other	56,243	55,485	59,851
Weighted average	42,418	42,283	43,333
Revenues per patient day:			
Medicare	$ 1,559	$ 1,521	$ 1,429
Medicaid	1,030	1,049	932
Medicare Advantage	1,477	1,487	1,450
Commercial insurance and other	1,857	1,791	1,735
Weighted average	1,554	1,515	1,428
Medicare case mix index (discharged patients only)	1.16	1.18	1.20
Average daily census	5,147	4,577	3,760
Occupancy %	65.0	65.0	65.1
Annualized employee turnover %	20.1	20.3	22.0

Operating data (Continued):

	Year ended December 31,		
	2012	2011	2010
Nursing center division data:			
End of period data:			
Number of facilities:			
Nursing and rehabilitation centers:			
Owned or leased	219	220	222
Managed	4	4	4
Assisted living facilities	6	6	7
	229	230	233
Number of licensed beds:			
Nursing and rehabilitation centers:			
Owned or leased	26,657	26,663	26,957
Managed	485	485	485
Assisted living facilities	341	413	463
	27,483	27,561	27,905
Revenue mix %:			
Medicare	33	36	35
Medicaid	41	38	40
Medicare Advantage	7	7	7
Private and other	19	19	18
Patient days (a):			
Medicare	1,296,948	1,408,673	1,423,106
Medicaid	4,879,997	4,965,997	5,182,145
Medicare Advantage	382,369	383,424	365,722
Private and other	1,677,802	1,738,517	1,704,241
	8,237,116	8,496,611	8,675,214
Patient day mix % (a):			
Medicare	16	17	16
Medicaid	59	58	60
Medicare Advantage	5	5	4
Private and other	20	20	20
Revenues per patient day (a):			
Medicare Part A	$ 490	$ 531	$ 485
Total Medicare (including Part B)	542	578	533
Medicaid	179	174	170
Medicaid (net of provider taxes) (b)	158	156	154
Medicare Advantage	407	415	409
Private and other	249	240	233
Weighted average	261	265	252
Average daily census (a)	22,506	23,278	23,768
Admissions (a)	78,932	80,794	76,451
Occupancy % (a)	83.2	85.9	87.4
Medicare average length of stay (a)	32.0	32.8	34.0
Annualized employee turnover %	39.6	39.2	39.6

(a) Excludes managed facilities.

(b) Provider taxes are recorded in other operating expenses for all periods presented.

Operating data (Continued):

	Year ended December 31,		
	2012	2011	2010
Rehabilitation division data:			
SRS:			
Revenue mix %:			
Company-operated	22	30	56
Non-affiliated	78	70	44
Sites of service (at end of period)	1,726	1,774	635
Revenue per site	$584,468	$592,848	$686,480
Therapist productivity %	80.4	80.4	82.0
HRS:			
Revenue mix %:			
Company-operated	38	42	94
Non-affiliated	62	58	6
Sites of service (at end of period):			
Inpatient rehabilitation units	105	102	1
LTAC hospitals	123	115	91
Sub-acute units	21	25	7
Outpatient units	119	115	12
Other	5	8	4
	373	365	115
Revenue per site	$799,454	$783,412	$777,690
Annualized employee turnover % (SRS and HRS combined)	16.9	16.5	14.4
Home health and hospice division:			
Locations (at end of period)	101	51	15
Annualized employee turnover %	29.5	32.4	36.4

The Year in Review

As we entered 2012, we were challenged by over $150 million of annualized Medicare reimbursement reductions that became effective on October 1, 2011. These changes, which significantly impacted both our nursing center division and the rehabilitation division, required us to make significant changes in our operations.

In the first quarter of 2012, we put in place a comprehensive plan to realize approximately $125 million in cost savings for the full year. The plan was predicated on the realization of approximately $70 million of annualized synergies from the RehabCare Merger and approximately $55 million of structural cost reductions across the enterprise. Structural cost reductions focused on areas such as executive compensation, district and regional operating resources, employee benefits and corporate support center services. These cost-saving objectives were substantially realized in 2012, resulting in our achievement of our core operating performance that we outlined for investors at the beginning of the year.

While our primary efforts in 2012 related to the stabilization of the enterprise following major Medicare reimbursement reductions, we also reported meaningful accomplishments in the continued growth of our businesses.

First, we continued to aggressively grow our home health and hospice business, adding approximately $75 million in annualized revenues through a series of acquisitions (most notably the IntegraCare Acquisition). Annualized revenues in this business have reached $200 million and we expect additional growth in this business over the next several years.

Second, we furthered the successful integration of RehabCare by completing key initiatives in the areas of clinical and operational information systems integration, human resources, process management and sales and marketing. These critical milestones were the basis upon which we realized $70 million of post-transaction synergies in a relatively short period.

Third, we continued to reposition our business mix to provide higher levels of profitability and an enhanced capital structure in the future. Early in 2012, we announced that we would not renew the leases for 54 nursing and rehabilitation centers that are non-strategic and, in aggregate, provided very little profit to the Company. The exit from these facilities is expected to be completed in 2013. We also continued to acquire real estate when appropriate to further improve our balance sheet and provide additional collateral for future borrowings.

As further discussed in the detailed review of our business segment results, our underlying operations in 2012 reflected solid execution of our business strategy and improved financial and operational flexibility to manage our enterprise in a period of significant change and unpredictability.

In 2013, we will face additional Medicare reimbursement challenges which could reduce our aggregate revenues by over $100 million. We will remain focused on managing these challenges while also continuing to implement our long-term growth initiatives.

Despite the significant reimbursement pressures in our industry, we continue to focus on five key business strategies:

- Providing quality, clinical-based care while efficiently managing our costs;
- Expanding our presence in the home health and hospice business;
- Accelerating our Integrated Care Market strategy;
- Repositioning assets and management time to higher margin growth businesses; and
- Participating and investing in the development of new integrated care delivery and payment models.

Hospital division

Revenues increased 16% in 2012 to $2.9 billion and 29% in 2011 to $2.5 billion. Revenue growth in 2012 was primarily a result of the RehabCare Merger and, to a lesser extent, favorable reimbursement rates and an increase in same-facility admissions. Revenue growth in 2011 was primarily a result of the RehabCare Merger, the Vista Acquisition, growth in admissions, ongoing development of new hospitals and increases in Medicare reimbursement rates. Same-facility revenues were up 4% in both 2012 and 2011. Revenues associated with the RehabCare Merger were $672 million in 2012 and $365 million in 2011. Revenues associated with the Vista Acquisition were $164 million, $155 million and $24 million in 2012, 2011 and 2010, respectively.

On a same-facility basis, aggregate admissions increased 1% in 2012 and 3% in 2011. Medicare same-facility admissions were relatively unchanged in 2012 and increased 2% in 2011, while non-government same-facility admissions increased 7% in 2012 and 3% in 2011.

Hospital operating margins were 20.5% in 2012 compared to 19.3% in 2011 and 18.4% in 2010. The increase in operating margins in 2012 and 2011 was primarily attributable to higher reimbursement rates, cost efficiencies associated with volume growth and cost synergies associated with the RehabCare Merger. Operating income associated with the RehabCare Merger was $149 million in 2012 and $83 million in 2011. Operating income associated with the Vista Acquisition was $44 million, $37 million and $4 million in 2012, 2011 and 2010, respectively.

Average hourly wage rates were flat in 2012 and rose 2% in 2011 compared to the previous year. Employee benefit costs increased 13% in 2012 compared to 2011 and increased 33% in 2011 compared to 2010, both primarily attributable to the RehabCare Merger.

Professional liability costs were $38 million, $31 million and $27 million for 2012, 2011 and 2010, respectively. The increase in 2012 was primarily attributable to an increase in frequency and severity of claims.

Nursing center division

Revenues declined 5% in 2012 and increased 3% in 2011. The decline in revenues in 2012 was primarily a result of the 2011 CMS Rules and a decline in admissions. Revenue growth in 2011 was primarily attributable to growth in admissions and reimbursement rate increases that reflected inflationary adjustments and higher patient acuity levels. Same-facility admissions declined 3% in 2012 and increased 5% in 2011 compared to prior periods, while same-facility patient days declined 3% in 2012 and 2% in 2011 compared to prior periods as a result of declines in admissions in 2012 and Medicare average length of stay in both 2012 and 2011.

Nursing center operating margins were 12.7% in 2012 compared to 15.0% in 2011 and 13.9% in 2010. The decrease in operating margins in 2012 was primarily attributable to the 2011 CMS Rules. The increase in operating margins in 2011 was primarily attributable to higher reimbursement rates, increases in Medicare and managed care payor mix, and operating efficiencies associated with the growth in admissions.

Average hourly wage rates were flat in 2012 and rose 2% in 2011 compared to the previous year. Employee benefit costs decreased 3% in 2012 compared to 2011 and increased 3% in 2011 compared to 2010.

Professional liability costs were $36 million, $30 million and $27 million for 2012, 2011 and 2010, respectively. The increase in 2012 was primarily attributable to an increase in frequency and severity of claims. These costs are expected to rise further in 2013.

Rehabilitation division

Skilled nursing rehabilitation services

Revenues increased 30% in 2012 to $1.0 billion and 92% in 2011 to $775 million. Revenue growth in both 2012 and 2011 was primarily attributable to the RehabCare Merger, and to a lesser extent, growth in the volume of services provided to existing customers. Revenues associated with the RehabCare Merger were $557 million in 2012 and $315 million in 2011. Revenues derived from non-affiliated customers aggregated $787 million in 2012, $545 million in 2011 and $179 million in 2010.

Operating margins were 8.0% in 2012 compared to 8.5% in 2011 and 8.3% in 2010. The decrease in operating margins in 2012 was primarily as a result of the 2011 CMS Rules. Based upon improved cash collections, we recognized a change in estimate that reduced the provision for doubtful accounts by $8 million in 2012. New Medicare Part B therapy rules for certain services exceeding a threshold of $3,700 became subject to a pre-payment manual medical review process effective October 1, 2012 and reduced operating income by approximately $7 million in 2012. The increase in operating margins in 2011 was primarily attributable to the RehabCare Merger and increased operating efficiencies. Operating income associated with the RehabCare Merger was $34 million in 2012 and $29 million in 2011.

Hospital rehabilitation services

Revenues increased 46% in 2012 to $294 million and 140% in 2011 to $201 million. Revenue growth in both periods was primarily attributable to the RehabCare Merger, and to a lesser extent, growth in new customers and the volume of services provided to existing customers. Revenues associated with the RehabCare Merger were $177 million in 2012 and $109 million in 2011. Revenues derived from non-affiliated customers aggregated $183 million in 2012, $117 million in 2011 and $5 million in 2010.

Operating margins were 23.8% in 2012 compared to 21.8% in 2011 and 22.7% in 2010. The increase in the 2012 operating margin was primarily attributable to improved operating efficiencies. The decline in the 2011 operating margin was primarily attributable to start-up costs associated with new contracts. Operating income associated with the RehabCare Merger was $36 million in 2012 and $26 million in 2011.

Home health and hospice division

Revenues increased 136% in 2012 to $143 million and 247% in 2011 to $61 million. Revenue growth in both periods was primarily attributable to seven acquisitions completed over the last three years. Operating margins were 9.6% in 2012 and 5.1% in 2011 compared to negative margins in 2010. Operating margins in 2012 increased as a result of operating efficiencies associated with increased scale from recent acquisitions. Operating margins in 2011 and 2010 were negatively impacted by start-up and overhead costs in connection with establishing and developing this business segment.

Corporate overhead

Operating income for our operating divisions excludes allocations of corporate overhead. These costs aggregated $179 million in 2012, $175 million in 2011 and $134 million in 2010. The increase in 2011 was primarily attributable to the RehabCare Merger. As a percentage of consolidated revenues, corporate overhead totaled 2.9% in 2012, 3.2% in 2011 and 3.1% in 2010.

We recorded approximately $11 million in each of 2012, 2011 and 2010 in other income related to an information systems service agreement with PharMerica Corporation ("PharMerica"), which was established on July 31, 2007 upon the completion of the spin-off of our former institutional pharmacy business and the immediate combination with the former institutional pharmacy business of AmerisourceBergen Corporation. PharMerica terminated the information systems service agreement in early 2013.

Transaction costs

Operating results for 2012, 2011 and 2010 included transaction costs totaling $2 million, $51 million and $5 million, respectively. The transaction costs for 2011 were primarily related to the RehabCare Merger.

Capital costs

Rent expense increased 8% to $429 million in 2012 and 12% to $398 million in 2011. The increase in rent expense in both periods resulted primarily from the RehabCare Merger, contractual inflation and contingent rent increases.

Depreciation and amortization expense was $201 million in 2012, $165 million in 2011 and $121 million in 2010. The increase in both periods was primarily the result of the RehabCare Merger, our ongoing capital expenditure program and our hospital development projects.

Interest expense aggregated $108 million in 2012 compared to $81 million in 2011 and $7 million in 2010. The increase in both 2012 and 2011 was attributable to increased borrowings in 2011 necessary to finance the RehabCare Merger and higher interest rates compared to the prior year. Interest expense for 2011 included $14 million of financing costs related to the RehabCare Merger.

Investment income related primarily to our insurance subsidiary investments totaled $1 million in each of 2012, 2011 and 2010. Investment income in 2011 and 2010 was negatively impacted by pretax other-than-temporary impairments of investments of approximately $0.2 million and $1 million, respectively, held in our insurance subsidiary investment portfolio.

Income taxes

The provision (benefit) for income taxes is based upon our annual reported income or loss for each respective accounting period and includes the effect of certain non-taxable and non-deductible items. The effective income tax rate for 2012 was negatively impacted by $92 million, representing the portion of a $108 million pretax asset impairment charge in our skilled nursing rehabilitation services reporting unit that is not deductible for income tax purposes. Our effective income tax rate was 3.8% in 2011 and 37.5% in 2010. The change in the effective income tax rate for 2011 was primarily attributable to certain impairment charges and transaction costs that are not deductible for income tax purposes. We recorded favorable income tax adjustments related to the resolution of state income tax contingencies from prior years that reduced the provision for income taxes by approximately $0.2 million in 2012 and approximately $3 million in each of 2011 and 2010.

Consolidated results

Income from continuing operations before income taxes was $7 million in 2012 compared to loss from continuing operations before income taxes of $50 million in 2011 and income from continuing operations before income taxes of $91 million in 2010. Loss from continuing operations was $33 million in 2012 and $48 million in 2011 compared to income from continuing operations of $57 million in 2010. Operating results in 2012 included severance costs, lease cancellation charges and restructuring costs related to the closing of a regional office, the closing of two TC hospitals, the cancellation of a sub-acute unit project, employment-related lawsuits, employee retention costs incurred in connection with the decision to allow the leases to expire for 54 nursing and rehabilitation centers leased from Ventas, employee severance costs and contract cancellation costs incurred in connection with restructuring activities, asset impairment charges and transaction-related costs totaling $128 million ($114 million net of income taxes). Operating results in 2011 included asset impairment charges, transaction-related costs and a loss on a hospital divestiture totaling $186 million ($134 million net of income taxes). Operating results in 2010 included transaction-related costs and severance and retirement costs totaling $8 million ($5 million net of income taxes). See notes 1, 2 and 3 of the notes to consolidated financial statements.

Results of Operations – Discontinued Operations

Loss from discontinued operations was $2 million in 2012 and $6 million in 2011 compared to breakeven results in 2010. Discontinued operations included favorable pretax adjustments of $2 million ($1 million net of income taxes) in 2012, $3 million ($2 million net of income taxes) in 2011 and $5 million ($3 million net of income taxes) in 2010 resulting from changes in estimates for professional liability reserves related to prior years.

We recorded a pretax loss on divestiture of operations of $8 million ($5 million net of income taxes) during 2012 and $0.7 million ($0.4 million net of income taxes) during 2010.

See notes 4 and 8 of the notes to consolidated financial statements.

Liquidity

Operating cash flows

Cash flows provided by operations (including discontinued operations) aggregated $263 million for 2012, $154 million for 2011 and $210 million for 2010. During each year, we maintained sufficient liquidity to finance our routine capital expenditures, our ongoing development programs, and acquisitions (excluding the RehabCare Merger).

Fluctuations in operating cash flows during the past three years were primarily attributable to changes in accounts receivable collections, the timing of income tax payments and the payment of lease cancellation, transaction, severance and financing payments. Operating cash flows for 2012 were negatively impacted by $12 million ($9 million net of income taxes) of lease cancellation, severance, financing and transaction payments. Operating cash flows for 2011 were negatively impacted by $104 million ($84 million net of income taxes) of transaction, severance and financing payments, primarily related to the RehabCare Merger. Transaction, severance and retirement payments (unrelated to the RehabCare Merger) for 2010 were $6 million ($4 million net of income taxes). During 2011, lower accounts receivable collections were primarily a result of temporary billing delays caused by information systems conversions related to the RehabCare Merger and fiscal intermediary processing delays related to the 2011 CMS Rules. Income tax payments were favorably impacted by favorable income tax legislation related to the depreciation of property and equipment in 2011, and in 2010 by the realized losses on sales of discontinued operations and a tax accounting method change approved by the IRS in 2010. Excluding lease cancellation, transaction, severance, retirement and financing payments, our operating cash flows in each of the last three years exceeded our routine and development capital spending.

We utilize our ABL Facility to meet working capital needs and finance our acquisition and development activities. As a result, we typically carry minimal amounts of cash on our consolidated balance sheet. Based upon our expected operating cash flows and the availability of borrowings under our ABL Facility ($420 million at December 31, 2012), management believes that we have the necessary financial resources to satisfy our expected short-term and long-term liquidity needs.

Credit facilities and notes

In connection with the RehabCare Merger, we entered into the Credit Facilities and the Notes. In 2011, we used proceeds from the Credit Facilities and the Notes to pay the Merger Consideration, repay all amounts outstanding under our and RehabCare's previous credit facilities and to pay transaction costs. The amounts outstanding under our and RehabCare's former credit facilities that were repaid at the RehabCare Merger closing were $390 million and $345 million, respectively.

The Credit Facilities also included an option to increase the credit capacity in an aggregate amount between the two facilities by $200 million. In October 2012, we executed this option by completing modifications to increase by $100 million our Term Loan Facility and expand by $100 million the borrowing capacity under our ABL Facility. The additional Term Loan Facility borrowings were issued at 97.5% and the net proceeds were used to pay down a portion of the outstanding balance under the ABL Facility. The aggregate amount outstanding under the Term Loan Facility at December 31, 2012 approximated $790 million. In connection with the $100 million expansion of the borrowing capacity under our ABL Facility, we also modified the accounts receivable borrowing base which will allow us to more easily access the full amount of the available credit. As of December 31, 2012, our unused credit capacity totaled $420 million under the ABL Facility. The other terms of the Term Loan Facility and the ABL Facility were unchanged.

In connection with the Credit Facilities and the Notes, we paid $46 million of lender fees related to debt issuance that were capitalized as deferred financing costs during 2011 and paid $13 million of other financing costs that were charged to interest expense during 2011.

All obligations under the Credit Facilities are fully and unconditionally guaranteed, subject to certain customary release provisions, by substantially all of our existing and future direct and indirect domestic 100% owned subsidiaries, as well as certain non-100% owned domestic subsidiaries as we may determine from time to time in our sole discretion. The Notes are fully and unconditionally guaranteed, subject to certain customary release provisions, by substantially all of our domestic 100% owned subsidiaries.

The agreements governing the Credit Facilities and the indenture governing the Notes include a number of restrictive covenants that, among other things and subject to certain exceptions and baskets, impose operating and financial restrictions on us and certain of our subsidiaries. Our ability to pay dividends is limited to certain restricted payment baskets, which may expand based upon accumulated earnings. In addition, we are required to comply with a minimum fixed charge coverage ratio and a maximum total leverage ratio under the Credit Facilities. These financing agreements governing the Credit Facilities and the indenture governing the Notes also contain customary affirmative covenants and events of default. We were in compliance with the terms of the Credit Facilities and the indenture governing the Notes at December 31, 2012.

ABL Facility

The ABL Facility has a five-year tenor and is secured by a first priority lien on eligible accounts receivable, cash, deposit accounts, and certain other assets and property and proceeds from the foregoing (the "First Priority ABL Collateral"). The ABL Facility has a second priority lien on substantially all of our other assets and properties. As of December 31, 2012, we had $321 million outstanding under the ABL Facility. In addition, $9 million of letters of credit were issued under the ABL Facility as of December 31, 2012.

Borrowings under the ABL Facility bear interest at a rate per annum equal to the applicable margin plus, at our option, either: (1) the London Interbank Offered Rate ("LIBOR") determined by reference to the costs of funds for eurodollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, or (2) a base rate determined by reference to the highest of (a) the prime rate of JPMorgan Chase Bank, N.A., (b) the federal funds effective rate plus one-half of 1.00% and (c) LIBOR as described in subclause (1) plus 1.00%. At December 31, 2012, the applicable margin for borrowings under the ABL Facility was 2.75% with respect to LIBOR borrowings and 1.75% with respect to base rate borrowings. The applicable margin is subject to adjustment each fiscal quarter, based upon average historical excess availability during the preceding quarter.

Term Loan Facility

The Term Loan Facility has a tenor of seven years and is secured by a first priority lien on substantially all of our assets and properties other than the First Priority ABL Collateral and a second priority lien on the First Priority ABL Collateral. The Term Loan Facility net proceeds at the RehabCare Merger totaled $693 million, net of a $7 million original issue discount that will be amortized over the tenor of the Term Loan Facility.

Borrowings under the Term Loan Facility bear interest at a rate per annum equal to an applicable margin plus, at our option, either: (1) LIBOR determined by reference to the costs of funds for eurodollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, or (2) a base rate determined by reference to the highest of (a) the prime rate of JPMorgan Chase Bank, N.A., (b) the federal funds effective rate plus one-half of 1.00% and (c) LIBOR described in subclause (1) plus 1.00%. LIBOR is subject to an interest rate floor of 1.50%. The applicable margin for borrowings under the Term Loan Facility was 3.75% with respect to LIBOR borrowings and 2.75% with respect to base rate borrowings.

Notes

In connection with the RehabCare Merger, we completed a private placement of the Notes. The Notes bear interest at an annual rate equal to 8.25% and are senior unsecured obligations of us and the subsidiary guarantors, ranking *pari passu* with all of their respective existing and future senior unsubordinated indebtedness. The indenture contains certain restrictive covenants that will, among other things, limit our and certain of our subsidiaries' ability to incur, assume or guarantee additional indebtedness; pay dividends; make distributions or redeem or repurchase stock; restrict dividends, loans or asset transfers from our subsidiaries; sell or otherwise dispose of assets; and enter into transactions with affiliates. These covenants are subject to a number of limitations and exceptions. The indenture also contains customary events of default.

Pursuant to a registration rights agreement, we filed with the SEC a registration statement related to an offer to exchange the Notes for an issue of SEC-registered notes with substantially identical terms. The exchange offer commenced on October 13, 2011 and was completed on November 10, 2011.

Interest rate swaps

In December 2011, we entered into two interest rate swap agreements to hedge our floating interest rate on an aggregate of $225 million of outstanding Term Loan Facility debt. The interest rate swaps have an effective date of January 9, 2012, and expire on January 11, 2016. We are required to make payments based upon a fixed interest rate of 1.8925% calculated on the notional amount of $225 million. In exchange, we will receive interest on $225 million at a variable interest rate that is based upon the three-month LIBOR rate, subject to a minimum rate of 1.5%. We determined the interest rate swaps continue to be effective cash flow hedges at December 31, 2012. The fair value of the interest rate swaps recorded in other accrued liabilities was $3 million and $1 million at December 31, 2012 and December 31, 2011, respectively.

Other financing activities

As a result of deterioration in professional liability and workers compensation underwriting results of our limited purpose insurance subsidiary in 2011, we made a capital contribution of $9 million in 2012 to our limited purpose insurance subsidiary. Conversely, as a result of improved professional liability underwriting results of our limited purpose insurance subsidiary in 2010 and 2009, we received distributions of $3 million in 2011 and $22 million in 2010 from our limited purpose insurance subsidiary. These transactions were completed in accordance with applicable regulations. Neither the capital contribution nor the distributions had any impact on earnings.

Debt and lease obligations

Future payments of principal and interest due under long-term debt agreements and lease obligations as of December 31, 2012 follows (in thousands):

	Payments due by period								
						Non-cancelable operating leases			
Year	Term Loan Facility (a)	Notes	ABL Facility (b)	Capital lease obligations	Other long-term debt	Ventas (c)	Other	Subtotal	Total
2013	$ 50,747	$ 45,375	$ 10,795	$615	$ 534	$230,905	$121,701	$ 352,606	$ 460,672
2014	50,321	45,375	10,795	2	524	218,620	115,513	334,133	441,150
2015	49,894	45,375	10,795	–	4,002	125,771	101,827	227,598	337,664
2016	48,725	45,375	325,225	–	128	79,391	94,864	174,255	593,708
2017	48,160	45,375	–	–	10	80,683	67,946	148,629	242,174
Thereafter	766,096	614,533	–	–	–	167,039	304,467	471,506	1,852,135
	$1,013,943	$841,408	$357,610	$617	$5,198	$902,409	$806,318	$1,708,727	$3,927,503

(a) The amount of the Term Loan Facility in the accompanying consolidated balance sheet at December 31, 2012 is net of an unamortized original issue discount of approximately $8 million. The fixed interest rate related to the interest rate swap agreements was applied on $225 million of the Term Loan Facility. The Term Loan Facility interest is based upon the weighted average interest rate of 5.3% for the portion of debt not subject to the interest rate swap agreements and 5.6% for the $225 million of debt subject to the interest rate swap agreements, both as of December 31, 2012.

(b) The ABL Facility interest is based upon the weighted average interest rate of 3.3% as of December 31, 2012.

(c) See "Part I – Item 1 – Business – Master Lease Agreements – Rental Amounts and Escalators."

As of December 31, 2012, we had approximately $1 million of total gross unrecognized tax benefits and $0.1 million of accrued interest related to uncertain tax positions. Because future cash outflows related to these unrecognized tax benefits are uncertain, they are excluded from the table above.

As of December 31, 2012, we had approximately $291 million of allowances for professional liability risks and approximately $193 million of allowances for workers compensation risks that are excluded from the table above.

Capital Resources

Capital expenditures and acquisitions

Excluding the RehabCare Merger and acquisitions, routine capital expenditures (expenditures necessary to maintain existing facilities that generally do not increase capacity or add services) totaled $115 million in 2012, $133 million in 2011 and $109 million in 2010. Hospital development capital expenditures (primarily new and replacement facility construction) totaled $43 million in 2012, $68 million in 2011 and $41 million in 2010. Nursing and rehabilitation center development capital expenditures (primarily the addition of transitional care services for higher acuity patients and new facility construction) totaled $8 million in 2012, $19 million in 2011 and $27 million in 2010. These capital expenditures were financed primarily through internally generated funds. At December 31, 2012, the estimated cost to complete and equip construction in progress approximated $11 million. We believe that our capital expenditure program is adequate to improve and equip our existing facilities. The reduction in our nursing and rehabilitation center capacity in 2013, primarily related to exiting from the Expiring Facilities, will result in reduced levels of aggregate routine capital spending in 2014.

Expenditures for acquisitions totaled $178 million in 2012, $715 million in 2011 and $280 million in 2010. To the extent that the expenditures for acquisitions other than the RehabCare Merger were not financed through the use of operating cash flows, we utilized our ABL Facility to finance these transactions. For the RehabCare Merger, we utilized our common stock, the ABL Facility, the Term Loan Facility and the Notes to finance the transaction.

The more significant acquisitions in the past three years included the IntegraCare Acquisition in August 2012 ($71 million), the Professional Acquisition in September 2011 ($51 million), the RehabCare Merger in June 2011 ($662 million in cash and $301 million in our common stock), the Vista Acquisition in November 2010 ($179 million), the purchase of three nursing and rehabilitation centers in September 2010 ($38 million) and the acquisition of previously leased real estate in the last three years ($142 million).

Other Information

Effects of inflation and changing prices

We derive a substantial portion of our revenues from the Medicare and Medicaid programs. We have been, and could be in the future, materially adversely affected by the continuing efforts of governmental and private third party payors to contain healthcare costs.

We cannot assure you that reimbursement payments under governmental and private third party payor programs, including Medicare supplemental insurance policies, will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to these programs. Medicare reimbursement in LTAC hospitals, IRFs and nursing and rehabilitation centers is subject to fixed payments under the Medicare prospective payment systems. In accordance with Medicare laws, CMS makes annual adjustments to Medicare payment rates in many prospective payment systems under what is commonly known as a "market basket update." Each year, MedPAC makes payment policy recommendations to Congress for a variety of Medicare payment systems. Congress is not obligated to adopt MedPAC recommendations, and, based upon outcomes in previous years, there can be no assurance that Congress will adopt MedPAC's recommendations in a given year. Medicaid reimbursement rates in many states in which we operate nursing and rehabilitation centers also are based upon fixed payment systems. Generally, these rates are adjusted for inflation. However, these adjustments may not reflect the actual increase in the costs of providing healthcare services. In addition, Medicaid reimbursement can be impacted negatively by state budgetary pressures, which may lead to reduced reimbursement or delays in receiving payments. Moreover, we cannot assure you that the facilities operated by us, or the provision of goods and services offered by us, will meet the requirements for participation in such programs.

As previously discussed, the 2011 CMS Rules have significantly reduced Medicare revenues in our nursing and rehabilitation center and rehabilitation therapy businesses. We believe that the 2011 CMS Rules on an annual basis have reduced our revenues by approximately $100 million to $110 million in our nursing center business and have negatively impacted our rehabilitation therapy business by approximately $40 million to $50 million.

The reforms contained in the ACA also have affected each of our businesses in some manner and are directed in large part at increased quality and cost reductions. Several of the reforms are very significant and could ultimately change the nature of our services, the methods of payment for our services and the underlying regulatory environment. These reforms include the possible modifications to the conditions of qualification for payment, bundling of payments to cover both acute and post-acute care and the imposition of enrollment limitations on new providers.

The ACA also provides for: (1) reductions to the annual market basket payment updates for LTAC hospitals, IRFs, home health agencies and hospice providers which could result in lower reimbursement than in the preceding year; (2) additional annual "productivity adjustment" reductions to the annual market basket payment update as determined by CMS for LTAC hospitals, IRFs, and nursing and rehabilitation centers (beginning in federal fiscal year 2012), home health agencies (beginning in federal fiscal year 2015) and hospice providers (beginning in federal fiscal year 2013); (3) new transparency, reporting and certification requirements for skilled nursing facilities, including disclosures regarding organizational structure, officers, directors, trustees, managing employees and financial, clinical and other related data; (4) a quality reporting system for hospitals (including LTAC hospitals and IRFs) beginning in federal fiscal year 2014; and (5) reductions in Medicare payments to hospitals (including LTAC hospitals and IRFs) beginning in federal fiscal year 2014 for failure to meet certain quality reporting standards or to comply with standards in new value based purchasing demonstration project programs.

The Budget Control Act of 2011, enacted on August 2, 2011, increased the United States debt ceiling in connection with deficit reductions over the next ten years. Under the Budget Control Act of 2011, $1.2 trillion in domestic and defense spending reductions were automatically set to begin February 1, 2013, split evenly between domestic and defense spending. Payments to Medicare providers are subject to these automatic spending reductions, subject to a 2% cap. As discussed below, the Taxpayer Relief Act subsequently delayed by two months the automatic budget sequestration cuts established by the Budget Control Act of 2011. At this time, we believe that the automatic 2% reduction on each claim submitted to Medicare will begin on April 1, 2013. Reductions to Medicare and Medicaid reimbursement resulting from the Budget Control Act of 2011 could have a material adverse effect on our business, financial position, results of operations and liquidity.

The Taxpayer Relief Act was enacted on January 2, 2013. As noted above, this Act delayed by two months the automatic budget sequestration cuts established by the Budget Control Act of 2011. The Taxpayer Relief Act also: (1) reduces Medicare payments by 50% for subsequent procedures when multiple therapy services are provided on the same day; (2) extends the Medicare Part B outpatient therapy cap exception process to December 31, 2013; (3) suspends until December 31, 2013 the SGR reduction applicable to the MPFS for certain services provided under Medicare Part B; (4) increases the statute of limitations to recover Medicare overpayments from three years to five years; and (5) creates a new federal Commission on Long-Term Care that has six months in which to provide recommendations on the establishment, implementation and financing of a comprehensive, coordinated and high-quality system that ensures the availability of long-term care services. We believe that the new rules related to multiple therapy services will reduce our Medicare revenues by $25 million to $30 million on an annual basis.

Congress, MedPAC, and CMS will continue to address reimbursement rates for a variety of healthcare settings. We cannot predict the adjustments to Medicare payment rates that Congress or CMS may make in the future. Any downward adjustment to rates for the types of services we provide could have a material adverse effect on our business, financial position, results of operations and liquidity.

Congress continues to discuss additional deficit reduction measures, leading to a high degree of uncertainty regarding potential reforms to governmental healthcare programs, including Medicare and Medicaid. These discussions, along with other continuing efforts to reform governmental healthcare programs, could result in major changes in healthcare delivery and reimbursement systems on a national and state level, including changes directly impacting the government and private reimbursement systems for each of our businesses. Healthcare reform, future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs, whether resulting from deficit reduction measures or otherwise, could have a material adverse effect on our business, financial position, results of operations and liquidity.

We believe that our operating margins also will continue to be under pressure as the growth in operating expenses, particularly professional liability, labor and employee benefits costs, exceeds payment increases from third party payors. In addition, as a result of competitive pressures, our ability to maintain operating margins through price increases to private patients is limited.

See "Part I – Item 1 – Business – Governmental Regulation" for a detailed discussion of Medicare and Medicaid reimbursement regulations. Also see "Part I – Item 1A – Risk Factors."

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The following table provides information about our financial instruments as of December 31, 2012 that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity date.

Interest Rate Sensitivity
Principal (Notional) Amount by Expected Maturity
Average Interest Rate
(Dollars in thousands)

	Expected maturities							Fair value
	2013	2014	2015	2016	2017	Thereafter	Total	12/31/12
Liabilities:								
Long-term debt, including amounts due within one year:								
Fixed rate:								
Notes	$ –	$ –	$ –	$ –	$ –	$550,000	$ 550,000	$ 535,150
Other	102	109	116	123	10	–	460	457(a)
	$ 102	$ 109	$ 116	$ 123	$ 10	$550,000	$ 550,460	$ 535,607
Average interest rate	6.0%	6.0%	6.0%	6.0%	6.0%	8.3%		
Variable rate:								
ABL Facility (b)	$ –	$ –	$ –	$320,700	$ –	$ –	$ 320,700	$ 320,700
Term Loan Facility (c,d)	8,000	8,000	8,000	8,000	8,000	749,500	789,500	770,157
Other (e)	233	232	3,720	–	–	–	4,185	4,185
	$8,233	$8,232	$11,720	$328,700	$8,000	$749,500	$1,114,385	$1,095,042

(a) Calculated based upon the net present value of future principal and interest payments using a discount rate of 6%.

(b) Interest on borrowings under our ABL Facility is payable, at our option, at a rate per annum equal to the applicable margin plus, at our option, either: (1) LIBOR determined by reference to the costs of funds for eurodollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, or (2) a base rate determined by reference to the highest of: (a) the prime rate of JPMorgan Chase Bank, N.A., (b) the federal funds effective rate plus one-half of 1.00% and (c) LIBOR as described in subclause (1) plus 1.00%. At December 31, 2012, the applicable margin for borrowings under the ABL Facility was 2.75% with respect to LIBOR borrowings and 1.75% with respect to base rate borrowings. The applicable margin is subject to adjustment each fiscal quarter, based upon average historical excess availability during the preceding quarter.

(c) Interest on borrowings under the Term Loan Facility is payable at a rate per annum equal to an applicable margin plus, at our option, either: (1) LIBOR determined by reference to the costs of funds for eurodollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, or (2) a base rate determined by reference to the highest of (a) the prime rate of JPMorgan Chase Bank, N.A., (b) the federal funds effective rate plus one-half of 1.00% and (c) LIBOR described in subclause (1) plus 1.00%. LIBOR is subject to an interest rate floor of 1.50%. The applicable margin for borrowings under the Term Loan Facility was 3.75% with respect to LIBOR borrowings and 2.75% with respect to base rate borrowings. The expected maturities for the Term Loan Facility exclude the original issue discount of approximately $8 million.

(d) In December 2011, we entered into two interest rate swap agreements to hedge our floating interest rate on an aggregate of $225 million of outstanding Term Loan Facility debt. The interest rate swaps have an effective date of January 9, 2012, and expire on January 11, 2016. We are required to make payments based upon a fixed interest rate of 1.8925% calculated on the notional amount of $225 million. In exchange, we will receive interest on $225 million at a variable interest rate that is based upon the three-month LIBOR rate, subject to a minimum rate of 1.5%.

(e) Interest based upon LIBOR plus 4%.

Item 8. *Financial Statements and Supplementary Data*

The information required by this Item 8 is included in appendix pages F-2 through F-62 of this Annual Report on Form 10-K and incorporated herein by reference.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting

We have carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, the disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective.

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based upon our assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012, based upon the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in their report which appears herein.

Item 9B. *Other Information*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth below are the names, ages (as of January 1, 2013) and present and past positions of our current executive officers:

Name	Age	Position
Paul J. Diaz	51	Chief Executive Officer
Benjamin A. Breier	41	President and Chief Operating Officer
Richard A. Lechleiter	54	Executive Vice President and Chief Financial Officer
Lane M. Bowen	62	Executive Vice President and President, Nursing Center Division
Jeffrey P. Winter	56	Executive Vice President and President, Hospital Division
Patricia M. Henry	59	President, RehabCare
Richard E. Chapman	64	Executive Vice President and Chief Administrative and Information Officer
William M. Altman	53	Executive Vice President for Strategy, Policy and Integrated Care
Joseph L. Landenwich	48	Co-General Counsel and Corporate Secretary
Gregory C. Miller	43	Chief Development Officer
M. Suzanne Riedman	61	General Counsel and Chief Diversity Officer

Paul J. Diaz has served as one of our directors since May 2002 and as our Chief Executive Officer since January 2004. Mr. Diaz served as our President from January 2002 until May 2012 and as our Chief Operating Officer from January 2002 to December 2003.

Benjamin A. Breier has served as our President since May 2012 and as our Chief Operating Officer since August 2010. He served as our Executive Vice President and President, Hospital Division from March 2008 until August 2010, and as President, Rehabilitation Division from August 2005 to March 2008.

Richard A. Lechleiter, a certified public accountant, has served as our Executive Vice President and Chief Financial Officer since February 2005. He served as Senior Vice President and Chief Financial Officer from February 2002 to February 2005.

Lane M. Bowen has served as our Executive Vice President since February 2005 and as President, Nursing Center Division since October 2002.

Jeffrey P. Winter has served as our Executive Vice President and President, Hospital Division, since November 2010. Prior to joining us, he served as Chief Administrative Officer of Providence Health and Services, California Region. Prior to joining Providence in 2009, Mr. Winter was with Catholic Healthcare West for ten years, most recently as President of Group Operations.

Patricia M. Henry has served as our President, RehabCare since December 2011. She served as Executive Vice President, Skilled Rehabilitation Services Operations, RehabCare from June 2011 to December 2011. Prior to joining us, Ms. Henry served as Executive Vice President, Operations of RehabCare Group, Inc. from October 2006 to June 2011.

Richard E. Chapman has served as our Executive Vice President and Chief Administrative and Information Officer since February 2005. He served as Chief Administrative and Information Officer and Senior Vice President from January 2001 to February 2005.

William M. Altman, an attorney, has served as our Executive Vice President for Strategy, Policy and Integrated Care since May 2012. He served as our Senior Vice President, Strategy and Public Policy from January 2008 to May 2012 and as Senior Vice President, Compliance and Government Programs from April 2002 to December 2007.

Joseph L. Landenwich, an attorney and certified public accountant, has served as our Co-General Counsel and Corporate Secretary since May 2012. He served as our Senior Vice President of Corporate Legal Affairs and Corporate Secretary from December 2003 to May 2012. Mr. Landenwich served as Vice President of Corporate Legal Affairs and Corporate Secretary from November 1999 to December 2003.

Gregory C. Miller has served as our Chief Development Officer since February 2011. He served as Senior Vice President, Corporate Development and Financial Planning from January 2005 to February 2011. He served as our Vice President, Corporate Development and Financial Planning from January 2004 to January 2005.

M. Suzanne Riedman, an attorney, has served as our General Counsel since August 1999 and as our Chief Diversity Officer since December 2010. She also held the title of Senior Vice President from August 1999 to February 2011.

The information required by this Item, other than the information set forth above under "Executive Officers of the Registrant," is omitted because we are filing a definitive proxy statement, which will include the required information under the sections entitled Proposal to Elect Directors, Certain Information Concerning the Board of Directors, Section 16(a) Beneficial Ownership Reporting Compliance, Code of Ethics and Related Person Transactions, pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. The required information contained in our proxy statement is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required by this Item is omitted because we are filing a definitive proxy statement, which will include the required information under the section titled Compensation of Directors and Executive Officers, pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. The required information contained in our proxy statement is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is omitted because we are filing a definitive proxy statement, which will include the required information under the section titled Securities Authorized for Issuance under Equity Compensation Plans and Security Ownership of Certain Beneficial Owners and Management, pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. The required information contained in our proxy statement is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is omitted because we are filing a definitive proxy statement, which will include the required information under the sections titled Certain Matters Concerning the Board of Directors and Code of Ethics and Related Person Transactions, pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. The required information contained in our proxy statement is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

The information required by this Item is omitted because we are filing a definitive proxy statement, which will include the required information under the section titled Proposal to Ratify the Appointment of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm for Fiscal Year 2013, pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. The required information contained in our proxy statement is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) and (a)(2) Index to Consolidated Financial Statements and Financial Statement Schedules:

(a) All other schedules have been omitted because the required information is not present or not present in material amounts.

(a)(3) Index to Exhibits:

Exhibit number	Description of document
2.1*	Fourth Amended Joint Plan of Reorganization of Vencor, Inc. and Affiliated Debtors under Chapter 11 of the Bankruptcy Code. Exhibit 2.1 to the Current Report on Form 8-K of the Company dated March 19, 2001 (Comm. File No. 001-14057) is hereby incorporated by reference.
2.2	Order Confirming the Fourth Amended Joint Plan of Reorganization of Vencor, Inc. and Affiliated Debtors under Chapter 11 of the Bankruptcy Code, as entered by the United States Bankruptcy Court for the District of Delaware on March 16, 2001. Exhibit 2.2 to the Current Report on Form 8-K of the Company dated March 19, 2001 (Comm. File No. 001-14057) is hereby incorporated by reference.
2.3*	Master Transaction Agreement, dated as of October 25, 2006, by and among AmerisourceBergen Corporation, PharMerica, Inc., Kindred Healthcare, Inc., Kindred Healthcare Operating, Inc., Kindred Pharmacy Services, Inc., Safari Holding Corporation, Hippo Merger Corporation and Rhino Merger Corporation. Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 25, 2006 (Comm. File No. 001-14057) is hereby incorporated by reference.
2.4	Amendment No. 1 To Master Transaction Agreement, dated as of June 4, 2007, among AmerisourceBergen Corporation, PharMerica, Inc., Kindred Healthcare, Inc., Kindred Healthcare Operating, Inc., Kindred Pharmacy Services, Inc., Safari Holding Corporation, Hippo Merger Corporation and Rhino Merger Corporation. Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 4, 2007 (Comm. File No. 001-14057) is hereby incorporated by reference.
2.5*	Amendment No. 2 To Master Transaction Agreement, dated as of July 31, 2007, among AmerisourceBergen Corporation, PharMerica Long-Term Care, Inc. (formerly named PharMerica, Inc.), Kindred Healthcare, Inc., Kindred Healthcare Operating, Inc., Kindred Pharmacy Services, Inc., PharMerica Corporation (formerly named Safari Holding Corporation), Hippo Merger Corporation and Rhino Merger Corporation. Exhibit 2.1 to the Company's Form 10-Q for the quarterly period ended September 30, 2007 (Comm. File No. 001-14057) is hereby incorporated by reference.
2.6*	Asset Purchase Agreement, dated as of August 23, 2010, by and among (i) (a) KND Development 52, L.L.C., KND Development 53, L.L.C., KND Development 54, L.L.C., and KND Development 55, L.L.C., (ii) Kindred Healthcare Operating, Inc., (iii) (a) Vista Healthcare Holdings, LLC, (b) Vista Healthcare, LLC, (c) Vista Hospital of South Bay, LP, (d) South Bay Community Hospital, Inc., (e) Rancho Cucamonga Community Hospital, LLC, (f) Vista Specialty Hospital of Southern California, LP, (g) Perris Valley Community Hospital, LLC, and (h) Vista Hospital of South Bay, LLC, (iv) (a) Ara Tavitian, M.D., (b) J. Vartan Hovsepian, (c) Marc Ferrell, (d) Marc Furstman, (e) Vista Hospital Management Group, Inc., (f) the Ara Tavitian 2010 GRAT, (g) Vista Partnership Holding, LLC, and (v) Tavitian Holdings, LLC. Exhibit 2.1 to the Company's Current Report on Form 8-K dated August 23, 2010 (Comm. File No. 001-14057) is hereby incorporated by reference.
2.7	Amendment No. 1 to the Asset Purchase Agreement, entered into as of October 21, 2010, by and among (i) (a) KND Development 52, L.L.C., KND Development 53, L.L.C., KND Development 54, L.L.C., and KND Development 55, L.L.C., (ii) Kindred Healthcare Operating, Inc., (iii) (a) Vista Healthcare Holdings, LLC, (b) Vista Healthcare, LLC, (c) Vista Hospital of South Bay, LP, (d) South Bay Community Hospital, Inc., (e) Rancho Cucamonga Community Hospital, LLC, (f) Vista Specialty Hospital of Southern California, LP, (g) Perris Valley Community Hospital, LLC, and (h) Vista Hospital of South Bay, LLC, (iv) (a) Ara Tavitian, M.D., (b) J. Vartan Hovsepian, (c) Marc Ferrell, (d) Marc Furstman, (e) Vista Hospital Management Group, Inc., (f) the Ara Tavitian 2010 GRAT, (g) Vista Partnership Holding, LLC, and (v) Tavitian Holdings, LLC. Exhibit 2.1 to the Company's Current Report on Form 8-K dated October 21, 2010 (Comm. File No. 001-14057) is hereby incorporated by reference.

Exhibit number	Description of document
2.8*	Amendment No. 2 to the Asset Purchase Agreement, entered into as of October 30, 2010, by and among (i) (a) KND Development 52, L.L.C., KND Development 53, L.L.C., KND Development 54, L.L.C., and KND Development 55, L.L.C., (ii) Kindred Healthcare Operating, Inc., (iii) (a) Vista Healthcare Holdings, LLC, (b) Vista Healthcare, LLC, (c) Vista Hospital of South Bay, LP, (d) South Bay Community Hospital, Inc., (e) Rancho Cucamonga Community Hospital, LLC, (f) Vista Specialty Hospital of Southern California, LP, (g) Perris Valley Community Hospital, LLC, and (h) Vista Hospital of South Bay, LLC, (iv) (a) Ara Tavitian, M.D., (b) J. Vartan Hovsepian, (c) Marc Ferrell, (d) Marc Furstman, (e) Vista Hospital Management Group, Inc., (f) the Ara Tavitian 2010 GRAT, (g) Vista Partnership Holding, LLC, and (v) Tavitian Holdings, LLC. Exhibit 2.1 to the Company's Current Report on Form 8-K dated October 30, 2010 (Comm. File No. 001-14057) is hereby incorporated by reference.
2.9*	Agreement and Plan of Merger, dated as of February 7, 2011, among Kindred Healthcare, Inc., Kindred Healthcare Development, Inc. and RehabCare Group, Inc. Exhibit 2.1 to the Company's Current Report on Form 8-K dated February 7, 2011 (Comm. File No. 001-14057) is hereby incorporated by reference.
2.10	Amendment to Agreement and Plan of Merger, dated May 12, 2011, among Kindred Healthcare, Inc., Kindred Healthcare Development, Inc. and RehabCare Group, Inc. Exhibit 2.1 to the Company's Current Report on Form 8-K dated May 12, 2011 (Comm. File No. 001-14057) is hereby incorporated by reference.
3.1	Amended and Restated Certificate of Incorporation of the Company. Exhibit 4.1 to the Company's Registration Statement on Form S-3 filed August 31, 2001 (Comm. File No. 333-68838) is hereby incorporated by reference.
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation. Exhibit 3.1 to the Company's Form 10-Q for the quarterly period ended March 31, 2002 (Comm. File No. 001-14057) is hereby incorporated by reference.
3.3	Amended and Restated Bylaws of the Company. Exhibit 3.1 to the Company's Current Report on Form 8-K dated March 20, 2009 (Comm. File No. 001-14057) is hereby incorporated by reference.
4.1	Articles IV, IX, X and XII of the Restated Certificate of Incorporation of the Company are included in Exhibit 3.1.
4.2*	Indenture (including form of Note), dated as of June 1, 2011, between Kindred Escrow Corp. and Wells Fargo Bank, National Association, as trustee. Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 1, 2011 (Comm. File No. 001-14057) is hereby incorporated by reference.
4.3	Supplemental Indenture, dated as of June 1, 2011, among Kindred Healthcare, Inc., the Subsidiary Guarantors party thereto and Wells Fargo Bank, National Association, as trustee. Exhibit 4.2 to the Company's Current Report on Form 8-K dated June 1, 2011 (Comm. File No. 001-14057) is hereby incorporated by reference.
4.4	Second Supplemental Indenture, dated as of September 28, 2011, among Kindred Healthcare, Inc., the Subsidiary Guarantors party thereto and Wells Fargo Bank, National Association, as trustee. Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 28, 2011 (Comm. File No. 001-14057) is hereby incorporated by reference.
4.5	Third Supplemental Indenture, dated as of June 13, 2012, among Kindred Healthcare, Inc., the Subsidiary Guarantors party thereto and Wells Fargo Bank, National Association, as trustee.
4.6	Fourth Supplemental Indenture, dated as of September 28, 2012, among Kindred Healthcare, Inc., the Subsidiary Guarantors party thereto and Wells Fargo Bank, National Association, as trustee.

Exhibit number	Description of document
4.7*	Registration Rights Agreement, dated as of June 1, 2011, between Kindred Escrow Corp. and J.P. Morgan Securities LLC. Exhibit 4.3 to the Company's Current Report on Form 8-K dated June 1, 2011 (Comm. File No. 001-14057) is hereby incorporated by reference.
4.8	Joinder Agreement to Registration Rights Agreement, dated as of June 1, 2011, among Kindred Healthcare, Inc. and the Subsidiary Guarantors party thereto. Exhibit 4.4 to the Company's Current Report on Form 8-K dated June 1, 2011 (Comm. File No. 001-14057) is hereby incorporated by reference.
4.9	Second Joinder Agreement to the Registration Rights Agreement, dated as of September 28, 2011, among the Subsidiary Guarantors party thereto. Exhibit 4.2 to the Company's Current Report on Form 8-K dated September 28, 2011 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.1*	ABL Credit Agreement, dated as of June 1, 2011, among Kindred Healthcare, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent and the arrangers and agents party thereto. Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 1, 2011 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.2	Amendment No. 1 to the ABL Credit Agreement dated as of October 4, 2012, by and among the Company, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, each Incremental Lender and each of the other Lenders and Credit Parties thereto. Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 4, 2012 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.3*	Term Loan Credit Agreement, dated as of June 1, 2011, among Kindred Healthcare, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent and the arrangers and other agents party thereto. Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 1, 2011 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.4	Incremental Amendment No. 1 to the Term Loan Credit Agreement dated as of October 4, 2012, by and among the Company, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, each Incremental Term Lender and each of the other Credit Parties thereto. Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 4, 2012 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.5	Form of Indemnification Agreement between the Company and certain of its officers and employees. Exhibit 10.31 to the Ventas, Inc. Form 10-K for the year ended December 31, 1995 (Comm. File No. 001-10989) is hereby incorporated by reference.
10.6	Form of Indemnification Agreement between the Company and each member of its Board of Directors. Exhibit 10.21 to the Company's Form 10-K for the year ended December 31, 2001 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.7**	Kindred Deferred Compensation Plan, Third Amendment and Restatement effective as of January 1, 2009. Exhibit 10.4 to the Company's Form 10-Q for the quarterly period ended September 30, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.8**	Amendment No. 1 to the Third Amendment and Restatement of the Kindred Deferred Compensation Plan, effective as of December 21, 2011. Exhibit 10.9 to the Company's Form 10-K for the year ended December 31, 2011 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.9**	Amendment No. 2 to the Third Amendment and Restatement of the Kindred Deferred Compensation Plan, effective as of January 1, 2013.

Exhibit number	Description of document
10.10**	Amended and Restated Kindred Healthcare, Inc. Long-Term Incentive Plan. Exhibit 10.5 to the Company's Form 10-Q for the quarterly period ended March 31, 2009 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.11**	Amended and Restated Kindred Healthcare, Inc. Short-Term Incentive Plan. Exhibit 10.3 to the Company's Form 10-Q for the quarterly period ended September 30, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.12**	Agreement dated as of March 20, 2009 by and between Kindred Healthcare, Inc. and Edward L. Kuntz. Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 20, 2009 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.13**	Employment Agreement dated as of May 17, 2012 by and between Kindred Healthcare Operating, Inc. and Paul J. Diaz. Exhibit 10.4 to the Company's Form 10-Q for the quarterly period ended June 30, 2012 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.14**	Change-in-Control Severance Agreement dated as of November 13, 2009 by and between Kindred Healthcare Operating, Inc. and Paul J. Diaz. Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 13, 2009 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.15**	Employment Agreement dated as of December 18, 2008 by and between Kindred Healthcare Operating, Inc. and Richard E. Chapman. Exhibit 10.21 to the Company's Form 10-K for the year ended December 31, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.16**	Change-in-Control Severance Agreement dated as of November 13, 2009 by and between Kindred Healthcare Operating, Inc. and Richard E. Chapman. Exhibit 10.21 to the Company's Form 10-K for the year ended December 31, 2009 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.17**	Employment Agreement dated as of December 18, 2008 by and between Kindred Healthcare Operating, Inc. and M. Suzanne Riedman. Exhibit 10.25 to the Company's Form 10-K for the year ended December 31, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.18**	Change-in-Control Severance Agreement dated as of November 13, 2009 by and between Kindred Healthcare Operating, Inc. and M. Suzanne Riedman. Exhibit 10.25 to the Company's Form 10-K for the year ended December 31, 2009 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.19**	Employment Agreement dated as of December 18, 2008 by and between Kindred Healthcare Operating, Inc. and Richard A. Lechleiter. Exhibit 10.5 to the Company's Current Report on Form 8-K dated December 18, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.20**	Change-in-Control Severance Agreement dated as of November 13, 2009 by and between Kindred Healthcare Operating, Inc. and Richard A. Lechleiter. Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 13, 2009 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.21**	Employment Agreement dated as of May 17, 2012 by and between Kindred Healthcare Operating, Inc. and William M. Altman. Exhibit 10.6 to the Company's Form 10-Q for the quarterly period ended June 30, 2012 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.22**	Change-in-Control Severance Agreement dated as of November 13, 2009 by and between Kindred Healthcare Operating, Inc. and William M. Altman. Exhibit 10.29 to the Company's Form 10-K for the year ended December 31, 2009 (Comm. File No. 001-14057) is hereby incorporated by reference.

Exhibit number	Description of document
10.23**	Employment Agreement dated as of December 18, 2008 by and between Kindred Healthcare Operating, Inc. and Lane M. Bowen. Exhibit 10.9 to the Company's Current Report on Form 8-K dated December 18, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.24**	Change-in-Control Severance Agreement dated as of November 13, 2009 by and between Kindred Healthcare Operating, Inc. and Lane M. Bowen. Exhibit 10.4 to the Company's Current Report on Form 8-K dated November 13, 2009 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.25**	Employment Agreement dated as of May 17, 2012 by and between Kindred Healthcare Operating, Inc. and Joseph L. Landenwich. Exhibit 10.8 to the Company's Form 10-Q for the quarterly period ended June 30, 2012 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.26**	Change-in-Control Severance Agreement dated as of November 13, 2009 by and between Kindred Healthcare Operating, Inc. and Joseph L. Landenwich. Exhibit 10.33 to the Company's Form 10-K for the year ended December 31, 2009 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.27**	Employment Agreement dated as of September 20, 2012 by and between Kindred Healthcare Operating, Inc. and Benjamin A. Breier. Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 20, 2012 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.28**	Change-in-Control Severance Agreement dated as of November 13, 2009 by and between Kindred Healthcare Operating, Inc. and Benjamin A. Breier. Exhibit 10.35 to the Company's Form 10-K for the year ended December 31, 2009 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.29**	Employment Agreement dated as of May 17, 2012 by and between Kindred Healthcare Operating, Inc. and Gregory C. Miller. Exhibit 10.7 to the Company's Form 10-Q for the quarterly period ended June 30, 2012 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.30**	Change-in-Control Severance Agreement dated as of November 13, 2009 by and between Kindred Healthcare Operating, Inc. and Gregory C. Miller. Exhibit 10.37 to the Company's Form 10-K for the year ended December 31, 2009 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.31**	Employment Agreement dated as of November 1, 2010 by and between Kindred Healthcare Operating, Inc. and Jeffrey P. Winter. Exhibit 10.3 to the Company's Form 10-Q for the quarterly period ended September 30, 2010 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.32**	Change-in-Control Severance Agreement dated as of November 1, 2010 by and between Kindred Healthcare Operating, Inc. and Jeffrey P. Winter. Exhibit 10.4 to the Company's Form 10-Q for the quarterly period ended September 30, 2010 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.33**	Employment Agreement dated as of December 19, 2011 by and between Kindred Healthcare Operating, Inc. and Patricia M. Henry. Exhibit 10.34 to the Company's Form 10-K for the year ended December 31, 2011 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.34**	Change-in-Control Severance Agreement dated as of June 1, 2011 by and between Kindred Healthcare Operating, Inc. and Patricia M. Henry. Exhibit 10.35 to the Company's Form 10-K for the year ended December 31, 2011 (Comm. File No. 001-14057) is hereby incorporated by reference.

Exhibit number	Description of document
10.35	Second Amended and Restated Master Lease Agreement No. 1 dated as of April 27, 2007 for Lease Executed by Ventas Realty, Limited Partnership, as Lessor and Kindred Healthcare, Inc. and Kindred Healthcare Operating, Inc. as Tenant. Exhibit 10.3 to the Company's Form 10-Q for the quarterly period ended June 30, 2007 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.36	Amendment to Memorandum of Lease and Specific Property Lease Amendment dated as of June 8, 2007 by and between Ventas Realty, Limited Partnership, as Lessor and Kindred Healthcare, Inc. and Kindred Healthcare Operating, Inc. as Tenant. Exhibit 10.47 to the Company's Form 10-K for the year ended December 31, 2007 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.37	Amendment to Master Lease and Memorandum of Lease dated as of January 16, 2009 by and between Ventas Realty, Limited Partnership, as Lessor and Kindred Healthcare, Inc. and Kindred Healthcare Operating, Inc. as Tenant. Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended March 31, 2009 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.38	Amendment to Memorandum of Lease and Specific Property Lease Amendment dated as of October 14, 2009 by and between Ventas Realty, Limited Partnership, as Lessor and Kindred Healthcare, Inc. and Kindred Healthcare Operating, Inc. as Tenant. Exhibit 10.43 to the Company's Form 10-K for the year ended December 31, 2009 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.39	Second Amended and Restated Master Lease Agreement No. 2 dated as of April 27, 2007 for Lease Executed by Ventas Realty, Limited Partnership, as Lessor and Kindred Healthcare, Inc. and Kindred Healthcare Operating, Inc. as Tenant. Exhibit 10.4 to the Company's Form 10-Q for the quarterly period ended June 30, 2007 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.40	Notice of Renewal of Renewal Group 1 dated as of April 26, 2012 under that Second Amended and Restated Master Lease Agreement No. 2. Exhibit 10.2 to the Company's Form 10-Q for the quarterly period ended June 30, 2012 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.41	Second Amended and Restated Master Lease Agreement No. 3 dated as of April 27, 2007 for Lease Executed by Ventas Realty, Limited Partnership, as Lessor and Kindred Healthcare, Inc. and Kindred Healthcare Operating, Inc. as Tenant. Exhibit 10.5 to the Company's Form 10-Q for the quarterly period ended June 30, 2007 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.42	Amendment to Memorandum of Lease and Specific Property Lease Amendment dated as of March 1, 2012 by and between Ventas Realty, Limited Partnership, as Lessor and Kindred Healthcare, Inc. and Kindred Healthcare Operating, Inc. as Tenant. Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended March 31, 2012 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.43	Amendment to Memorandum of Lease and Specific Property Lease Amendment dated as of January 9, 2009 by and between Ventas Realty, Limited Partnership, as Lessor and Kindred Healthcare, Inc. and Kindred Healthcare Operating, Inc. as Tenant. Exhibit 10.2 to the Company's Form 10-Q for the quarterly period ended March 31, 2009 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.44	Second Amended and Restated Master Lease Agreement No. 4 dated as of April 27, 2007 for Lease Executed by Ventas Realty, Limited Partnership, as Lessor and Kindred Healthcare, Inc. and Kindred Healthcare Operating, Inc. as Tenant. Exhibit 10.6 to the Company's Form 10-Q for the quarterly period ended June 30, 2007 (Comm. File No. 001-14057) is hereby incorporated by reference.

Exhibit number	Description of document
10.45	Amendment to Master Lease and Memorandum of Lease dated as of August 7, 2007 by and among Ventas Realty, Limited Partnership, as Lessor and Kindred Healthcare, Inc. and Kindred Healthcare Operating, Inc. as Tenant. Exhibit 10.51 to the Company's Form 10-K for the year ended December 31, 2007 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.46	Notice of Renewal of Renewal Group 1 dated as of April 26, 2012 under that Second Amended and Restated Master Lease Agreement No. 4. Exhibit 10.3 to the Company's Form 10-Q for the quarterly period ended June 30, 2012 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.47	Renewal Notice to Lessor dated April 30, 2009 regarding the Second Amended and Restated Master Lease Agreements Nos. 1-4 between Ventas Realty, Limited Partnership, as Lessor and Kindred Healthcare, Inc. and Kindred Healthcare Operating, Inc. as Tenant. Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2009 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.48	Side Letter dated as of May 23, 2012 to the Second Amended and Restated Master Lease Agreements Nos. 1, 2, 3 and 4. Exhibit 10.10 to the Company's Form 10-Q for the quarterly period ended June 30, 2012 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.49	Side Letter dated as of January 29, 2013 to the Second Amended and Restated Master Lease Agreements Nos. 1, 2, 3 and 4.
10.50	Master Lease Agreement No. 5 dated as of May 23, 2012 executed by Ventas Realty, Limited Partnership, as Lessor and Kindred Healthcare, Inc. and Kindred Healthcare Operating, Inc., as Tenant. Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 23, 2012 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.51	Master Lease among Health Care Property Investors, Inc. and Health Care Property Partners, collectively, as Lessor and Kindred Nursing Centers East, L.L.C., Kindred Nursing Centers West, L.L.C. and Kindred Nursing Centers Limited Partnership, collectively, as Lessee, dated May 16, 2001. Exhibit 10.11 to the Company's Form 10-Q for the quarterly period ended June 30, 2001 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.52	First Amendment to Master Lease dated effective August 1, 2001 by and among Health Care Property Investors, Inc., Health Care Property Partners and Indiana HCP, L.P., collectively, as Lessor and Kindred Nursing Centers East, L.L.C., Kindred Nursing Centers West, L.L.C. and Kindred Nursing Centers Limited Partnership, collectively, as Lessee. Exhibit 10.53 to the Company's Form 10-K for the year ended December 31, 2007 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.53	Second Amendment to Master Lease dated as of November 18, 2003 by and among Health Care Property Investors, Inc., Health Care Property Partners and Indiana HCP, L.P., collectively, as Lessor and Kindred Nursing Centers East, L.L.C., Kindred Nursing Centers West, L.L.C. and Kindred Nursing Centers Limited Partnership, collectively, as Lessee. Exhibit 10.54 to the Company's Form 10-K for the year ended December 31, 2007 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.54	Third Amendment to Master Lease dated and effective as of June 30, 2004 by and among Health Care Property Investors, Inc. and Health Care Property Partners, collectively, as Lessor and Kindred Nursing Centers East, L.L.C., Kindred Nursing Centers West, L.L.C. and Kindred Nursing Centers Limited Partnership, collectively, as Lessee. Exhibit 10.55 to the Company's Form 10-K for the year ended December 31, 2007 (Comm. File No. 001-14057) is hereby incorporated by reference.

Exhibit number	Description of document
10.55	Fourth Amendment to Master Lease by and among Health Care Property Investors, Inc. and Health Care Property Partners, collectively, as Lessor and Kindred Nursing Centers East, L.L.C., Kindred Nursing Centers West, L.L.C. and Kindred Nursing Centers Limited Partnership, collectively, as Lessee, dated February 28, 2006. Exhibit 10.71 to the Company's Form 10-K for the year ended December 31, 2006 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.56	Fifth Amendment to Master Lease by and among Health Care Property Investors, Inc., Health Care Property Partners, and Texas HCP Holding, L.P., collectively, as Lessor and Kindred Nursing Centers East, L.L.C., Kindred Nursing Centers West, L.L.C., Kindred Nursing Centers Limited Partnership, Kindred Hospitals Limited Partnership and Transitional Hospitals Corporation of Wisconsin, Inc., collectively, as Lessee, dated January 31, 2007. Exhibit 10.72 to the Company's Form 10-K for the year ended December 31, 2006 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.57	Sixth Amendment to Master Lease by and among HCP, Inc. f/k/a Health Care Property Investors, Inc., Health Care Property Investors, Inc., Health Care Property Partners, and Texas HCP Holding, L.P., collectively, as Lessor and Kindred Nursing Centers East, L.L.C., Kindred Nursing Centers West, L.L.C., Kindred Nursing Centers Limited Partnership and Transitional Hospitals Corporation of Wisconsin, Inc., collectively, as Lessee, dated December 8, 2008. Exhibit 10.53 to the Company's Form 10-K for the year ended December 31, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.58	Master Lease Agreement dated as of February 28, 2006 by and between HCRI Massachusetts Properties Trust II, as Lessor and Kindred Nursing Centers East, L.L.C., as Tenant. Exhibit 10.6 to the Company's Form 10-Q for the quarterly period ended March 31, 2006 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.59	First Amendment to Master Lease Agreement dated as of June 20, 2007 by and between HCRI Massachusetts Properties Trust II, as Lessor and Kindred Nursing Centers East, L.L.C., as Tenant. Exhibit 10.59 to the Company's Form 10-K for the year ended December 31, 2007 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.60	Termination of Lease and Notice of Lease dated as of January 22, 2010 by and among HCRI Massachusetts Properties Trust, HCRI Massachusetts Properties Trust II and Kindred Hospitals East, L.L.C. Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended March 31, 2010 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.61	Termination of Lease and Notice of Lease dated as of January 22, 2010 by and among HCRI Massachusetts Properties Trust, HCRI Massachusetts Properties Trust II, Kindred Hospitals East, L.L.C. and KND Real Estate 26, L.L.C. Exhibit 10.2 to the Company's Form 10-Q for the quarterly period ended March 31, 2010 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.62	Agreement and Plan of Reorganization between the Company and Ventas, Inc. Exhibit 10.1 to the Company's Form 10, as amended, dated April 27, 1998 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.63**	Kindred Healthcare, Inc. 2001 Stock Incentive Plan, Amended and Restated. Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 22, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.64**	Form of Kindred Healthcare, Inc. Non-Qualified Stock Option Grant Agreement under the 2001 Stock Incentive Plan, Amended and Restated. Exhibit 10.64 to the Company's Form 10-K for the year ended December 31, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.

Exhibit number	Description of document
10.65**	Form of Kindred Healthcare, Inc. Incentive Stock Option Grant Agreement under the 2001 Stock Incentive Plan, Amended and Restated. Exhibit 10.65 to the Company's Form 10-K for the year ended December 31, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.66**	Form of Kindred Healthcare, Inc. Restricted Share Award Agreement under the 2001 Stock Incentive Plan, Amended and Restated. Exhibit 10.66 to the Company's Form 10-K for the year ended December 31, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.67**	Form of Kindred Healthcare, Inc. Performance Unit Award Agreement under the 2001 Stock Incentive Plan, Amended and Restated. Exhibit 10.68 to the Company's Form 10-K for the year ended December 31, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.68**	Kindred Healthcare, Inc. 2001 Equity Plan for Non-Employee Directors (Amended and Restated). Exhibit 10.69 to the Company's Form 10-K for the year ended December 31, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.69**	Form of Kindred Healthcare, Inc. Non-Qualified Stock Option Grant Agreement under the 2001 Equity Plan for Non-Employee Directors (Amended and Restated). Exhibit 10.70 to the Company's Form 10-K for the year ended December 31, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.70**	Form of Kindred Healthcare, Inc. Restricted Share Award Agreement under the 2001 Equity Plan for Non-Employee Directors (Amended and Restated). Exhibit 10.71 to the Company's Form 10-K for the year ended December 31, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.71**	Form of Amendment No. 1 to Non-Discretionary Non-Qualified Stock Option Grant Agreement under the 2001 Equity Plan for Non-Employee Directors (Amended and Restated). Exhibit 10.72 to the Company's Form 10-K for the year ended December 31, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.72**	Form of Amendment No. 1 to Discretionary Non-Qualified Stock Option Grant Agreement under the 2001 Equity Plan for Non-Employee Directors (Amended and Restated). Exhibit 10.73 to the Company's Form 10-K for the year ended December 31, 2008 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.73**	Kindred Healthcare, Inc. 2011 Stock Incentive Plan. Annex F to the Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on April 20, 2011 (Comm. File No. 333-173050) is hereby incorporated by reference.
10.74**	Form of Kindred Healthcare, Inc. Non-Qualified Stock Option Grant Agreement under the 2011 Stock Incentive Plan. Exhibit 10.4 to the Company's Form 10-Q for the quarterly period ended June 30, 2011 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.75**	Form of Kindred Healthcare, Inc. Incentive Stock Option Grant Agreement under the 2011 Stock Incentive Plan. Exhibit 10.5 to the Company's Form 10-Q for the quarterly period ended June 30, 2011 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.76**	Form of Kindred Healthcare, Inc. Restricted Share Award Agreement under the 2011 Stock Incentive Plan. Exhibit 10.2 to the Company's Form 10-Q for the quarterly period ended March 31, 2012 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.77**	Form of Kindred Healthcare, Inc. Stock Bonus Award Agreement under the 2011 Stock Incentive Plan. Exhibit 10.7 to the Company's Form 10-Q for the quarterly period ended June 30, 2011 (Comm. File No. 001-14057) is hereby incorporated by reference.

Exhibit number	Description of document
10.78**	Form of Kindred Healthcare, Inc. Performance Unit Award Agreement under the 2011 Stock Incentive Plan. Exhibit 10.3 to the Company's Form 10-Q for the quarterly period ended March 31, 2012 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.79**	Kindred Healthcare, Inc. 2012 Equity Plan for Non-Employee Directors. Annex A to the Company's Definitive Proxy Statement on Schedule 14A dated April 3, 2012 (Comm. File No. 001-14057) is hereby incorporated by reference.
10.80**	Form of Kindred Healthcare, Inc. Restricted Share Award Agreement under the 2012 Equity Plan for Non-Employee Directors.
10.81**	Form of Kindred Healthcare, Inc. Non-Qualified Stock Option Grant Agreement under the 2012 Equity Plan for Non-Employee Directors.
10.82	Other Debt Instruments – Copies of debt instruments for which the related debt is less than 10% of total assets will be furnished to the SEC upon request.
21	List of Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm.
31	Rule 13a-14(a)/15d-14(a) Certifications.
32	Section 1350 Certifications.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

* The Company will furnish supplementally to the SEC upon request a copy of any omitted exhibit or annex.

** Compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of this Annual Report on Form 10-K.

(b) Exhibits.

The response to this portion of Item 15 is submitted as a separate section of this Annual Report on Form 10-K.

(c) Financial Statement Schedules.

The response to this portion of Item 15 is included on page F-62 of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2013

KINDRED HEALTHCARE, INC.

By: /s/ Paul J. Diaz

Paul J. Diaz
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joel Ackerman **Joel Ackerman**	Director	February 28, 2013
/s/ Jonathan D. Blum **Jonathan D. Blum**	Director	February 28, 2013
/s/ Thomas P. Cooper, M.D. **Thomas P. Cooper, M.D.**	Director	February 28, 2013
/s/ Christopher T. Hjelm **Christopher T. Hjelm**	Director	February 28, 2013
/s/ Isaac Kaufman **Isaac Kaufman**	Director	February 28, 2013
/s/ Frederick J. Kleisner **Frederick J. Kleisner**	Director	February 28, 2013
/s/ Eddy J. Rogers, Jr. **Eddy J. Rogers, Jr.**	Director	February 28, 2013
John H. Short, Ph.D.	Director	
/s/ Phyllis R. Yale **Phyllis R. Yale**	Director	February 28, 2013
/s/ Edward L. Kuntz **Edward L. Kuntz**	Chairman of the Board	February 28, 2013
/s/ Paul J. Diaz **Paul J. Diaz**	Director and Chief Executive Officer (Principal Executive Officer)	February 28, 2013

Signature	Title	Date
/s/ Richard A. Lechleiter **Richard A. Lechleiter**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 28, 2013
/s/ John J. Lucchese **John J. Lucchese**	Senior Vice President and Corporate Controller (Principal Accounting Officer)	February 28, 2013

KINDRED HEALTHCARE, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULES

(a) All other schedules have been omitted because the required information is not present or not present in material amounts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Kindred Healthcare, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Kindred Healthcare, Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

Louisville, Kentucky
February 28, 2013

KINDRED HEALTHCARE, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share amounts)

	Year ended December 31,		
	2012	**2011**	**2010**
Revenues	$6,181,291	$5,503,928	$4,346,984
Salaries, wages and benefits	3,672,475	3,243,603	2,497,293
Supplies	432,008	399,819	340,802
Rent	428,979	398,045	356,352
Other operating expenses	1,233,134	1,160,293	945,676
Other income	(10,812)	(11,191)	(11,422)
Impairment charges	110,856	118,202	–
Depreciation and amortization	201,068	165,227	121,374
Interest expense	107,896	80,919	7,090
Investment income	(1,054)	(1,031)	(1,245)
	6,174,550	5,553,886	4,255,920
Income (loss) from continuing operations before income taxes	6,741	(49,958)	91,064
Provision (benefit) for income taxes	39,112	(1,905)	34,173
Income (loss) from continuing operations	(32,371)	(48,053)	56,891
Discontinued operations, net of income taxes:			
Income (loss) from operations	(2,208)	(5,666)	53
Loss on divestiture of operations	(4,745)	–	(453)
Loss from discontinued operations	(6,953)	(5,666)	(400)
Net income (loss)	(39,324)	(53,719)	56,491
(Earnings) loss attributable to noncontrolling interests	(1,043)	238	–
Income (loss) attributable to Kindred	$ (40,367)	$ (53,481)	$ 56,491
Amounts attributable to Kindred stockholders:			
Income (loss) from continuing operations	$ (33,414)	$ (47,815)	$ 56,891
Loss from discontinued operations	(6,953)	(5,666)	(400)
Net income (loss)	$ (40,367)	$ (53,481)	$ 56,491
Earnings (loss) per common share:			
Basic:			
Income (loss) from continuing operations	$ (0.65)	$ (1.04)	$ 1.44
Discontinued operations:			
Income (loss) from operations	(0.04)	(0.12)	–
Loss on divestiture of operations	(0.09)	–	(0.01)
Net income (loss)	$ (0.78)	$ (1.16)	$ 1.43
Diluted:			
Income (loss) from continuing operations	$ (0.65)	$ (1.04)	$ 1.44
Discontinued operations:			
Income (loss) from operations	(0.04)	(0.12)	–
Loss on divestiture of operations	(0.09)	–	(0.01)
Net income (loss)	$ (0.78)	$ (1.16)	$ 1.43
Shares used in computing earnings (loss) per common share:			
Basic	51,659	46,280	38,738
Diluted	51,659	46,280	38,954

See accompanying notes.

KINDRED HEALTHCARE, INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year ended December 31,		
	2012	2011	2010
Net income (loss)	$(39,324)	$(53,719)	$56,491
Other comprehensive income (loss):			
Available-for-sale securities:			
Change in unrealized investment gains (losses)	1,383	(518)	1,602
Reclassification of (gains) losses realized in net income (loss)	(95)	40	288
Net change	1,288	(478)	1,890
Interest rate swaps:			
Change in unrealized loss	(1,834)	(815)	–
Reclassification of losses realized in net income (loss), net of payments	206	–	–
Net change	(1,628)	(815)	–
Defined benefit post-retirement plan:			
Unrealized loss due to fair value adjustments	(590)	(1,301)	(1,091)
Income tax expense (benefit) related to items of other comprehensive income (loss)	517	990	(241)
Other comprehensive income (loss)	(413)	(1,604)	558
Comprehensive income (loss)	(39,737)	(55,323)	57,049
(Earnings) loss attributable to noncontrolling interests	(1,043)	238	–
Comprehensive income (loss) attributable to Kindred	$(40,780)	$(55,085)	$57,049

See accompanying notes.

KINDRED HEALTHCARE, INC.
CONSOLIDATED BALANCE SHEET
(In thousands, except per share amounts)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 50,007	$ 41,561
Cash–restricted	5,197	5,551
Insurance subsidiary investments	86,168	70,425
Accounts receivable less allowance for loss of $23,959 – 2012 and $29,746 – 2011	1,038,605	994,700
Inventories	32,021	31,060
Deferred tax assets	12,663	17,785
Income taxes	13,573	39,513
Other	35,532	32,687
	1,273,766	1,233,282
Property and equipment, at cost:		
Land	93,178	71,286
Buildings	1,209,919	1,022,275
Equipment	900,136	807,871
Construction in progress	23,670	73,631
	2,226,903	1,975,063
Accumulated depreciation	(1,083,777)	(916,022)
	1,143,126	1,059,041
Goodwill	1,041,266	1,084,655
Intangible assets less accumulated amortization of $34,854 – 2012 and $16,581 – 2011	439,767	447,207
Assets held for sale	4,131	5,612
Insurance subsidiary investments	116,424	110,227
Other	219,466	198,469
Total assets	$ 4,237,946	$4,138,493
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 210,668	$ 216,801
Salaries, wages and other compensation	389,009	407,493
Due to third party payors	35,420	37,306
Professional liability risks	54,088	46,010
Other accrued liabilities	137,204	130,693
Long-term debt due within one year	8,942	10,620
	835,331	848,923
Long-term debt	1,648,706	1,531,882
Professional liability risks	236,630	217,717
Deferred tax liabilities	9,764	17,955
Deferred credits and other liabilities	214,671	191,771
Noncontrolling interests-redeemable	–	9,704
Commitments and contingencies		
Equity:		
Stockholders' equity:		
Preferred stock, $0.25 par value; authorized 1,000 shares; none issued and outstanding	–	–
Common stock, $0.25 par value; authorized 175,000 shares; issued 53,280 shares – 2012 and 52,116 shares – 2011	13,320	13,029
Capital in excess of par value	1,145,922	1,138,189
Accumulated other comprehensive loss	(1,882)	(1,469)
Retained earnings	98,799	139,172
	1,256,159	1,288,921
Noncontrolling interests-nonredeemable	36,685	31,620
Total equity	1,292,844	1,320,541
Total liabilities and equity	$ 4,237,946	$4,138,493

See accompanying notes.

KINDRED HEALTHCARE, INC.
CONSOLIDATED STATEMENT OF EQUITY
(In thousands)

	Redeemable noncontrolling interests	Attributable to Kindred stockholders					Nonredeemable noncontrolling interests	Total
		Shares of common stock	Par value common stock	Capital in excess of par value	Accumulated other comprehensive income/(loss)	Retained earnings		
Balances, December 31, 2009	$ –	39,104	$ 9,776	$ 820,407	$ (423)	$136,834	$ –	$ 966,594
Comprehensive income:								
Net income						56,491		56,491
Net unrealized investment gains, net of income taxes					1,229			1,229
Other					(671)			(671)
Comprehensive income								57,049
Grant of non-vested restricted stock		425	106	(106)				–
Issuance of common stock in connection with employee benefit plans		96	24	25				49
Shares tendered by employees for statutory tax withholdings upon issuance of common stock		(130)	(32)	(2,147)		(168)		(2,347)
Stock-based compensation amortization				10,714				10,714
Income tax provision in connection with the issuance of common stock under employee benefit plans				(300)				(300)
Balances, December 31, 2010	–	39,495	9,874	828,593	135	193,157	–	1,031,759
Acquired noncontrolling interests	23,869						23,990	23,990
Comprehensive income (loss):								
Net income (loss)	424					(53,481)	(662)	(54,143)
Net unrealized investment losses, net of income taxes					(311)			(311)
Other					(1,293)			(1,293)
Comprehensive income (loss)	424							(55,747)
Grant of non-vested restricted stock		374	93	(93)				–
Issuance of common stock in connection with employee benefit plans		415	104	3,030		(115)		3,019
Shares tendered by employees for statutory tax withholdings upon issuance of common stock		(156)	(39)	(2,983)		(389)		(3,411)
Stock-based compensation amortization				12,819				12,819
Income tax benefit in connection with the issuance of common stock under employee benefit plans				389				389
Shares issued in connection with the RehabCare Merger		11,988	2,997	297,429				300,426
Purchase of noncontrolling interests				(995)			(6,297)	(7,292)
Reclassification of noncontrolling interests	(14,589)						14,589	14,589
Balances, December 31, 2011	9,704	52,116	13,029	1,138,189	(1,469)	139,172	31,620	1,320,541
Comprehensive income (loss):								
Net income (loss)	140					(40,367)	903	(39,464)
Net unrealized investment gains, net of income taxes					837			837
Other					(1,250)			(1,250)
Comprehensive income (loss)	140							(39,877)
Grant of non-vested restricted stock		1,079	270	(270)				–
Issuance of common stock in connection with employee benefit plans		248	62	85				147
Shares tendered by employees for statutory tax withholdings upon issuance of common stock		(163)	(41)	(1,863)		(6)		(1,910)
Stock-based compensation amortization				10,852				10,852
Income tax provision in connection with the issuance of common stock under employee benefit plans				(2,405)				(2,405)
Contributions made by noncontrolling interests							200	200
Distributions to noncontrolling interests	(571)						(3,258)	(3,258)
Purchase of noncontrolling interests	(2,031)			1,334			(22)	1,312
Reclassification of noncontrolling interests	(7,242)						7,242	7,242
Balances, December 31, 2012	$ –	53,280	$13,320	$1,145,922	$(1,882)	$ 98,799	$36,685	$1,292,844

See accompanying notes.

KINDRED HEALTHCARE, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Year ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net income (loss)	$ (39,324)	$ (53,719)	$ 56,491
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	201,484	165,594	121,552
Amortization of stock-based compensation costs	10,852	12,819	10,714
Amortization of deferred financing costs	9,683	7,581	1,975
Payment of lender fees related to debt issuance	(2,940)	(46,232)	–
Provision for doubtful accounts	23,692	35,133	24,397
Deferred income taxes	(11,524)	195	21,446
Impairment charges	110,856	129,281	–
Loss on divestiture of discontinued operations	4,745	–	453
Other	1,772	(2,063)	(1,723)
Change in operating assets and liabilities:			
Accounts receivable	(58,705)	(144,830)	(45,232)
Inventories and other assets	(29,382)	(802)	(14,294)
Accounts payable	(6,515)	685	9,446
Income taxes	29,991	(4,745)	3,462
Due to third party payors	(2,723)	568	1,213
Other accrued liabilities	20,600	54,241	20,088
Net cash provided by operating activities	262,562	153,706	209,988
Cash flows from investing activities:			
Routine capital expenditures	(115,175)	(132,903)	(108,896)
Development capital expenditures	(50,322)	(87,655)	(67,841)
Acquisitions, net of cash acquired	(178,212)	(715,458)	(279,794)
Sale of assets	1,260	1,714	649
Purchase of insurance subsidiary investments	(38,041)	(35,623)	(43,913)
Sale of insurance subsidiary investments	38,363	46,307	82,736
Net change in insurance subsidiary cash and cash equivalents	(21,285)	(14,213)	(8,521)
Change in other investments	1,465	1,003	2
Other	(539)	(512)	962
Net cash used in investing activities	(362,486)	(937,340)	(424,616)
Cash flows from financing activities:			
Proceeds from borrowings under revolving credit	1,784,300	2,126,800	2,030,800
Repayment of borrowings under revolving credit	(1,757,100)	(2,198,300)	(1,812,800)
Proceeds from issuance of senior unsecured notes	–	550,000	–
Proceeds from issuance of term loan, net of discount	97,500	693,000	–
Repayment of other long-term debt	(10,664)	(350,878)	(86)
Payment of deferred financing costs	(1,465)	(9,098)	(2,831)
Contribution made by noncontrolling interests	200	–	–
Distribution made to noncontrolling interests	(3,829)	–	–
Purchase of noncontrolling interests	(719)	(7,292)	–
Issuance of common stock	147	3,019	49
Other	–	776	361
Net cash provided by financing activities	108,370	808,027	215,493
Change in cash and cash equivalents	8,446	24,393	865
Cash and cash equivalents at beginning of period	41,561	17,168	16,303
Cash and cash equivalents at end of period	$ 50,007	$ 41,561	$ 17,168
Supplemental information:			
Interest payments	$ 95,638	$ 47,552	$ 5,261
Income tax payments	20,705	1,611	11,961
Rental payments to Ventas, Inc.	260,332	253,332	246,392
Issuance of common stock in RehabCare Merger (see Note 2)	–	300,426	–
Financing costs paid in connection with RehabCare Merger (see Note 2)	–	13,074	–

See accompanying notes.

KINDRED HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ACCOUNTING POLICIES

Reporting entity

Kindred Healthcare, Inc. is a healthcare services company that through its subsidiaries operates transitional care ("TC") hospitals, inpatient rehabilitation hospitals ("IRFs"), nursing and rehabilitation centers, assisted living facilities, a contract rehabilitation services business and a home health and hospice business across the United States (collectively, "Kindred" or the "Company").

Basis of presentation

The consolidated financial statements include all subsidiaries. All intercompany transactions have been eliminated. Investments in affiliates in which the Company has a 50% or less interest are accounted for by the equity method.

In recent years, the Company has completed several transactions related to the divestiture of unprofitable hospitals and nursing and rehabilitation centers to improve its future operating results. For accounting purposes, the operating results of these businesses and the losses or impairments associated with these transactions have been classified as discontinued operations in the accompanying consolidated statement of operations for all periods presented. Assets not sold at December 31, 2012 have been measured at the lower of carrying value or estimated fair value less costs of disposal and have been classified as held for sale in the accompanying consolidated balance sheet. See Note 4.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include amounts based upon the estimates and judgments of management. Actual amounts may differ from those estimates.

Recently issued accounting requirements

In July 2012, the Financial Accounting Standards Board (the "FASB") issued authoritative guidance related to testing indefinite-lived intangible assets for impairment. The main provisions of the guidance state that an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of an indefinite-lived intangible is less than its carrying amount, then performing the one-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the indefinite-lived intangible asset impairment test. The guidance is effective for all interim and annual reporting periods beginning after September 15, 2012. The adoption of the guidance did not have a material impact on the Company's business, financial position, results of operations or liquidity.

In September 2011, the FASB issued authoritative guidance related to testing goodwill for impairment. The main provisions of the guidance state that an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step goodwill impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform Step 1 of the goodwill impairment test. The guidance is effective for all interim and annual reporting periods beginning after December 15, 2011. The adoption of the guidance did not have a material impact on the Company's business, financial position, results of operations or liquidity.

NOTE 1 – ACCOUNTING POLICIES (Continued)

Recently issued accounting requirements (Continued)

In July 2011, the FASB issued authoritative guidance related to the presentation and disclosure of patient service revenue, provision for bad debts, and the allowance for doubtful accounts for certain healthcare entities. The provisions of the guidance require healthcare entities that recognize significant amounts of patient service revenue at the time services are rendered, even though they do not assess a patient's ability to pay, to present the provision for bad debts related to those revenues as a deduction from patient service revenue (net of contractual allowances and discounts), as opposed to an operating expense. All other entities would continue to present the provision for bad debts as an operating expense. The guidance is effective for all interim and annual reporting periods beginning after December 15, 2011. The adoption of the guidance did not have an impact on the Company's business, financial position, results of operations or liquidity.

In June 2011, the FASB issued authoritative guidance related to the presentation of other comprehensive income. The provisions of the guidance state that an entity has the option to present total comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement(s) should be presented with equal prominence to the other primary financial statements. The guidance is effective for all interim and annual reporting periods beginning after December 15, 2011. The adoption of the guidance did not have a material impact on the Company's business, financial position, results of operations or liquidity.

In December 2011, the FASB amended its authoritative guidance issued in June 2011 related to the presentation of other comprehensive income. The provisions indefinitely defer the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented, for both interim and annual financial statements. All other requirements of the June 2011 update were not impacted by the amendment which remains effective for all interim and annual reporting periods beginning after December 15, 2011. The adoption of the guidance did not have a material impact on the Company's business, financial position, results of operations or liquidity.

In February 2013, the FASB amended its authoritative guidance issued in December 2011 related to the deferral of the requirement to present reclassification adjustments out of accumulated other comprehensive income in both the statement in which net income is presented and the statement in which other comprehensive income is presented. The amended provisions require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under United States generally accepted accounting principles to be reclassified to net income in its entirety in the same reporting period. For all other amounts, an entity is required to cross-reference to other disclosures that provide additional details about these amounts. All other requirements of the original June 2011 update were not impacted by the amendment which remains effective for all interim and annual reporting periods beginning after December 15, 2012. The adoption of the guidance will not have a material impact on the Company's business, financial position, results of operations or liquidity.

In May 2011, the FASB issued authoritative guidance related to fair value measurements. The provisions of the guidance result in applying common fair value measurement and disclosure requirements in both United States generally accepted accounting principles and International Financial Reporting Standards. The amendments primarily changed the wording used to describe many of the requirements in generally accepted accounting principles for measuring and disclosing information about fair value measurements. The guidance is

NOTE 1 – ACCOUNTING POLICIES (Continued)

Recently issued accounting requirements (Continued)

effective for all interim and annual reporting periods beginning after December 15, 2011. The adoption of the guidance did not have a material impact on the Company's business, financial position, results of operations or liquidity.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Revenues

Revenues are recorded based upon estimated amounts due from patients and third party payors for healthcare services provided, including anticipated settlements under reimbursement agreements with Medicare, Medicaid, Medicare Advantage and other third party payors.

A summary of revenues by payor type follows (in thousands):

	Year ended December 31,		
	2012	2011	2010
Medicare	$2,602,488	$2,389,331	$1,876,599
Medicaid	1,067,863	1,062,518	1,054,669
Medicare Advantage	463,912	413,793	344,334
Other	2,388,345	1,956,623	1,376,976
	6,522,608	5,822,265	4,652,578
Eliminations	(341,317)	(318,337)	(305,594)
	$6,181,291	$5,503,928	$4,346,984

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Insurance subsidiary investments

The Company maintains investments for the payment of claims and expenses related to professional liability and workers compensation risks. These investments have been categorized as available-for-sale and are reported at fair value. The fair value of publicly traded debt and equity securities and money market funds are based upon quoted market prices or observable inputs such as interest rates using either a market or income valuation approach. Since the Company's insurance subsidiary investments are restricted for a limited purpose, they are classified in the accompanying consolidated balance sheet based upon the expected current and long-term cash requirements of the limited purpose insurance subsidiary.

The Company follows the authoritative guidance related to the meaning of other-than-temporary impairment and its application to certain investments to assess whether the Company's investments with unrealized loss positions are other-than-temporarily impaired. Unrealized gains and losses, net of deferred income taxes, are

NOTE 1 – ACCOUNTING POLICIES (Continued)

Insurance subsidiary investments (Continued)

reported as a component of accumulated other comprehensive income (loss). Realized gains and losses and declines in value judged to be other-than-temporary are determined using the specific identification method and are reported in the Company's statement of operations. See Note 9.

Accounts receivable

Accounts receivable consist primarily of amounts due from the Medicare and Medicaid programs, other government programs, managed care health plans, commercial insurance companies, skilled nursing and hospital customers, and individual patients and customers. Estimated provisions for doubtful accounts are recorded to the extent it is probable that a portion or all of a particular account will not be collected.

In evaluating the collectibility of accounts receivable, the Company considers a number of factors, including the age of the accounts, changes in collection patterns, the composition of patient accounts by payor type, the status of ongoing disputes with third party payors and general industry conditions. Actual collections of accounts receivable in subsequent periods may require changes in the estimated provision for loss. Changes in these estimates are charged or credited to the results of operations in the period of change. Based upon improved cash collections in the Company's rehabilitation division, the Company recognized a change in estimate that reduced the provision for doubtful accounts by $8.4 million in the fourth quarter of 2012.

The provision for doubtful accounts totaled $23.7 million for 2012, $35.3 million for 2011 and $24.2 million for 2010.

Due to third party payors

The Company's hospitals and nursing and rehabilitation centers are required to submit cost reports at least annually to various state and federal agencies administering the respective reimbursement programs. In many instances, interim cash payments to the Company are only an estimate of the amount due for services provided. Any overpayment to the Company arising from the completion of a cost report is recorded as a liability.

Inventories

Inventories consist primarily of pharmaceutical and medical supplies and are stated at the lower of cost (first-in, first-out) or market.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation expense, computed by the straight-line method, was $179.1 million for 2012, $151.8 million for 2011 and $120.1 million for 2010. These amounts include amortization of assets recorded under capital leases. Depreciation rates for buildings range generally from 20 to 45 years. Leasehold improvements are depreciated over their estimated useful lives or the remaining lease term, whichever is shorter. Estimated useful lives of equipment vary from five to 15 years. Depreciation expense is not recorded for property and equipment classified as held for sale.

Interest costs incurred during the construction of the Company's development projects are capitalized. Capitalized interest for the years ended December 31, 2012, 2011 and 2010 was $2.4 million, $1.5 million and $1.3 million, respectively. Repairs and maintenance are expensed as incurred.

NOTE 1 – ACCOUNTING POLICIES (Continued)

Property and equipment (Continued)

The Company separates capital expenditures into two categories, routine and development, in the accompanying consolidated statement of cash flows. Purchases of routine property and equipment include expenditures at existing facilities that generally do not result in increased capacity or the expansion of services. Development capital expenditures include expenditures for the development of new facilities or the expansion of services or capacity at existing facilities.

Long-lived assets

The Company reviews the carrying value of certain long-lived assets and finite lived intangible assets with respect to any events or circumstances that indicate an impairment or an adjustment to the amortization period is necessary. If circumstances suggest that the recorded amounts cannot be recovered based upon estimated future undiscounted cash flows, the carrying values of such assets are reduced to fair value.

In assessing the carrying values of long-lived assets, the Company estimates future cash flows at the lowest level for which there are independent, identifiable cash flows. For this purpose, these cash flows are aggregated based upon the contractual agreements underlying the operation of the facility or group of facilities. Generally, an individual facility is considered the lowest level for which there are independent, identifiable cash flows. However, to the extent that groups of facilities are leased under a master lease agreement in which the operations of a facility and compliance with the lease terms are interdependent upon other facilities in the agreement (including the Company's ability to renew the lease or divest a particular property), the Company defines the group of facilities under a master lease agreement as the lowest level for which there are independent, identifiable cash flows. Accordingly, the estimated cash flows of all facilities within a master lease agreement are aggregated for purposes of evaluating the carrying values of long-lived assets.

On July 29, 2011, the Centers for Medicare and Medicaid Services ("CMS") issued final rules which, among other things, significantly reduced Medicare payments to nursing centers and changed the reimbursement for the provision of group rehabilitation therapy services to Medicare beneficiaries beginning October 1, 2011 (the "2011 CMS Rules"). In connection with the preparation of the Company's operating results for the third quarter of 2011, the Company determined that the impact of the 2011 CMS Rules was a triggering event in the third quarter of 2011 and accordingly tested the recoverability of nursing and rehabilitation center property and equipment asset groups impacted by the reduced Medicare payments. The Company recorded pretax impairment charges aggregating $20.6 million ($12.7 million net of income taxes) in the third quarter of 2011 to reflect the amount by which the carrying value of certain assets exceeded their estimated fair value. In addition, the Company recorded pretax impairment charges aggregating $2.2 million ($1.3 million net of income taxes) and $3.0 million ($1.8 million net of income taxes) in the fourth quarter of 2011 and the year ended December 31, 2012, respectively, of property and equipment expended in the same nursing and rehabilitation center asset groups. The impairment charges did not impact the Company's cash flows or liquidity.

Goodwill and intangible assets

Goodwill and indefinite-lived intangible assets primarily originated from business combinations accounted for as purchase transactions. Indefinite-lived intangible assets consist of trade names, Medicare certifications and certificates of need.

NOTE 1 – ACCOUNTING POLICIES (Continued)

Goodwill and intangible assets (Continued)

A summary of goodwill by reporting unit follows (in thousands):

	Hospitals	Nursing and rehabilitation centers	Skilled nursing rehabilitation services	Hospital rehabilitation services	Home health	Hospice	Total
Balances, December 31, 2010	$213,200	$ 6,080	$ 3,363	$ –	$11,383	$ 8,394	$ 242,420
Acquisitions	531,968	–	149,662	167,753	37,871	6,817	894,071
Impairment charges	–	(6,080)	(45,999)	–	–	–	(52,079)
Other	243	–	–	–	–	–	243
Balances, December 31, 2011	745,411	–	107,026	167,753	49,254	15,211	1,084,655
Acquisitions	–	–	–	–	49,757	11,577	61,334
Impairment charges	–	–	(107,899)	–	–	–	(107,899)
Other	1,654	–	873	266	306	77	3,176
Balances, December 31, 2012	$747,065	$ –	$ –	$168,019	$99,317	$26,865	$1,041,266
Accumulated impairment charges:							
December 31, 2011	$ –	$(6,080)	$ (45,999)	$ –	$ –	$ –	$ (52,079)
December 31, 2012	$ –	$(6,080)	$(153,898)	$ –	$ –	$ –	$ (159,978)

In accordance with the authoritative guidance for goodwill and other intangible assets, the Company is required to perform an impairment test for goodwill and indefinite-lived intangible assets at least annually or more frequently if adverse events or changes in circumstances indicate that the asset may be impaired.

The Company performs its annual goodwill impairment test at the end of each fiscal year for each of its reporting units. A reporting unit is either an operating segment or one level below the operating segment, referred to as a component. When the components within the Company's operating segments have similar economic characteristics, the Company aggregates the components of its operating segments into one reporting unit. Accordingly, the Company has determined that its reporting units are hospitals, nursing and rehabilitation centers, skilled nursing rehabilitation services, hospital rehabilitation services, home health and hospice.

In connection with the preparation of the Company's operating results for the fourth quarter of 2012, the Company determined that the impact of regulatory changes related to the Company's skilled nursing rehabilitation services reporting unit was a triggering event in the fourth quarter of 2012, simultaneously with the Company's annual impairment test. The regulatory changes included a new pre-payment manual medical review process for certain Medicare Part B services exceeding $3,700 which became effective October 1, 2012 and new rules which will become effective April 1, 2013 under the American Taxpayer Relief Act of 2012 (the "Taxpayer Relief Act") that reduce Medicare Part B payments by 50% for subsequent procedures when multiple therapy services are provided on the same day. The Company tested the recoverability of its skilled nursing rehabilitation services reporting unit goodwill, other intangible assets and long-lived assets. The Company recorded a pretax impairment charge aggregating $107.9 million ($101.6 million net of income taxes) (which represented the entire skilled nursing rehabilitation services reporting unit goodwill) in the fourth quarter of 2012 to reflect the amount by which the carrying value of goodwill exceeded the estimated fair value. The Company determined that other intangible assets and long-lived assets in the skilled nursing rehabilitation services reporting unit were not impaired.

In connection with the preparation of the Company's operating results for the third quarter of 2011, the Company determined that the impact of the 2011 CMS Rules was a triggering event in the third quarter of 2011

NOTE 1 – ACCOUNTING POLICIES (Continued)

Goodwill and intangible assets (Continued)

and accordingly tested the recoverability of its nursing and rehabilitation centers reporting unit goodwill and indefinite-lived intangible assets impacted by the reduced Medicare payments. The Company recorded a pretax impairment charge aggregating $6.1 million ($3.7 million net of income taxes) (which represented the entire nursing and rehabilitation centers reporting unit goodwill) in the third quarter of 2011 to reflect the amount by which the carrying value of certain assets exceeded their estimated fair value.

During the fourth quarter of 2011, the estimated negative impact from changes in the reimbursement of group rehabilitation therapy services to Medicare beneficiaries implemented by the 2011 CMS Rules on October 1, 2011 was greater than expected, and as a result, the Company lowered its cash flow expectations for its skilled nursing rehabilitation services reporting unit, causing the carrying value of goodwill of this reporting unit to exceed its estimated fair value in testing the recoverability of goodwill. As a result, the Company recorded a pretax impairment charge of $46.0 million ($42.6 million net of income taxes) in the fourth quarter of 2011. The Company also reviewed the other intangible assets and long-lived assets related to the skilled nursing rehabilitation services reporting unit and determined there were no impairments of these assets.

None of the previously discussed impairment charges impacted the Company's cash flows or liquidity.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. If the carrying value of the reporting unit is greater than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss, if any. Based upon the results of the step one impairment test for goodwill for hospitals, hospital rehabilitation services, home health and hospice reporting units for the years ended December 31, 2012 and December 31, 2011, no goodwill impairment charges were recorded in connection with the Company's annual impairment test. Based upon the results of the step one impairment test for goodwill for all of the Company's reporting units for the year ended December 31, 2010, no impairment charges were recorded.

Since quoted market prices for the Company's reporting units are not available, the Company applies judgment in determining the fair value of these reporting units for purposes of performing the goodwill impairment test. The Company relies on widely accepted valuation techniques, including discounted cash flow and market multiple analyses approaches, which capture both the future income potential of the reporting unit and the market behaviors and actions of market participants in the industry that includes the reporting unit. These types of analyses require the Company to make assumptions and estimates regarding future cash flows, industry-specific economic factors and the profitability of future business strategies. The discounted cash flow approach uses a projection of estimated operating results and cash flows that are discounted using a weighted average cost of capital. Under the discounted cash flow approach, the projection uses management's best estimates of economic and market conditions over the projected period for each reporting unit including growth rates in the number of admissions, patient days, reimbursement rates, operating costs, rent expense and capital expenditures. Other significant estimates and assumptions include terminal value growth rates, changes in working capital requirements and weighted average cost of capital. The market multiple analysis estimates fair value by applying cash flow multiples to the reporting unit's operating results. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics to the reporting units.

Other than the impairment of goodwill for the Company's skilled nursing rehabilitation services reporting unit, the Company has determined that there was no other goodwill or other intangible asset impairments as of December 31, 2012. Although, adverse changes in the operating environment and related key assumptions used to determine the fair value of the Company's reporting units and indefinite-lived intangible assets or declines in

NOTE 1 – ACCOUNTING POLICIES (Continued)

Goodwill and intangible assets (Continued)

the value of the Company's common stock may result in future impairment charges for a portion or all of these assets. Specifically, if the rate of growth of government and commercial revenues earned by the Company's reporting units were to be less than projected or if healthcare reforms were to negatively impact the Company's business, an impairment charge of a portion or all of these assets may be required. An impairment charge could have a material adverse effect on the Company's business, financial position and results of operations, but would not be expected to have an impact on the Company's cash flows or liquidity.

The Company's indefinite-lived intangible assets consist of trade names, Medicare certifications and certificates of need. The fair values of the Company's indefinite-lived intangible assets are derived from current market data and projections at a facility level which include management's best estimates of economic and market conditions over the projected period including growth rates in the number of admissions, patient days, reimbursement rates, operating costs, rent expense and capital expenditures. Other significant estimates and assumptions include terminal value growth rates, changes in working capital requirements and weighted average cost of capital. Certificates of need intangible assets are estimated primarily using both a replacement cost methodology and an excess earnings method, a form of discounted cash flows, which is based upon the concept that net after-tax cash flows provide a return supporting all of the assets of a business enterprise.

At December 31, 2011, the carrying value of the Company's certificates of need intangible assets exceeded its fair value as a result of declining earnings and cash flows related to five hospitals and two co-located nursing and rehabilitation centers in Massachusetts, all of which were acquired in 2006. The declining earnings and cash flows are attributable to a difficult long-term acute care operating environment in Massachusetts in which the Company has been unable to achieve consistent operating results, as well as automatic future Medicare reimbursement reductions triggered in December 2011 by the Budget Control Act of 2011. In addition, the Company decided in the fourth quarter of 2011 to close one of the five hospitals. The pretax impairment charge related to the certificates of need totaled $54.4 million ($33.3 million net of income taxes), of which $11.1 million ($6.8 million net of income taxes) was reclassified to discontinued operations in 2012. The Company reviewed the other long-lived assets related to these five hospitals and two co-located nursing and rehabilitation centers and determined there was no impairment. Based upon the results of the annual impairment test for indefinite-lived intangible assets other than certificates of need intangible assets discussed above for the years ended December 31, 2012, 2011 and 2010, no impairment charges were recorded.

The Company's intangible assets include both finite and indefinite-lived intangible assets. The Company's intangible assets with finite lives are amortized in accordance with the authoritative guidance for goodwill and other intangible assets using the straight-line method over their estimated useful lives ranging from two to 20 years.

Amortization expense computed by the straight-line method totaled $22.0 million for 2012, $13.4 million for 2011 and $1.3 million for 2010.

The estimated annual amortization expense for the next five years for intangible assets at December 31, 2012 follows (in thousands):

2013	$21,909
2014	20,382
2015	19,194
2016	16,682
2017	14,509

NOTE 1 – ACCOUNTING POLICIES (Continued)

Goodwill and intangible assets (Continued)

A summary of intangible assets at December 31 follows (in thousands):

	2012				2011			
	Cost	Accumulated amortization	Carrying value	Weighted average life	Cost	Accumulated amortization	Carrying value	Weighted average life
Current:								
Employment contracts	$ –	$ –	$ –		$ 1,166	$ (1,081)	$ 85	1 year
Non-current:								
Trade names (indefinite life)	115,400	–	115,400		115,400	–	115,400	
Medicare certifications (indefinite life)	107,487	–	107,487		100,819	–	100,819	
Certificates of need (indefinite life)	19,704	–	19,704		19,987	–	19,987	
Non-compete agreements	6,985	(3,921)	3,064	3 years	8,093	(4,203)	3,890	3 years
Leasehold interests	1,100	(661)	439	4 years	1,100	(356)	744	4 years
Trade names	24,705	(6,664)	18,041	7 years	22,905	(2,700)	20,205	7 years
Customer relationship assets	199,240	(23,608)	175,632	14 years	195,484	(9,322)	186,162	14 years
	474,621	(34,854)	439,767		463,788	(16,581)	447,207	
	$474,621	$(34,854)	$439,767		$464,954	$(17,662)	$447,292	

Insurance risks

Provisions for loss for professional liability risks and workers compensation risks are based upon management's best available information including actuarially determined estimates. The provisions for loss related to professional liability risks retained by the Company's wholly owned limited purpose insurance subsidiary are discounted based upon actuarial estimates of claim payment patterns. Provisions for loss related to workers compensation risks retained by the Company's limited purpose insurance subsidiary are not discounted. To the extent that expected ultimate claims costs vary from historical provisions for loss, future earnings will be charged or credited. See Notes 4 and 8.

Earnings per common share

Earnings per common share are based upon the weighted average number of common shares outstanding during the respective periods. The diluted calculation of earnings per common share includes the dilutive effect of stock options and performance-based restricted shares. The Company follows the provisions of the authoritative guidance for determining whether instruments granted in share-based payment transactions are participating securities for purposes of calculating earnings per common share. See Note 5.

NOTE 1 – ACCOUNTING POLICIES (Continued)

Derivative financial instruments

In December 2011, the Company entered into two interest rate swap agreements to hedge its floating interest rate risk. The Company accounts for derivative financial instruments in accordance with the authoritative guidance for derivatives and hedging. These derivative financial instruments are recognized as liabilities in the accompanying consolidated balance sheet and are measured at fair value. The Company's derivatives are designated as cash flow hedges. See Note 16.

The interest rate swaps were assessed for hedge effectiveness for accounting purposes at inception and the Company determined the interest rate swaps continue to be effective cash flow hedges at December 31, 2012. The Company records the effective portion of the gain or loss on the derivative financial instrument in accumulated other comprehensive income (loss) as a component of stockholders equity. Any hedge ineffectiveness will be recognized in earnings as a component of interest expense. See Note 11.

Stock option accounting

The Company recognizes compensation expense in its consolidated financial statements using a Black-Scholes option valuation model for non-vested stock options. See Note 13.

Other information

The Company has performed an evaluation of subsequent events through the date on which the financial statements were issued.

NOTE 2 – REHABCARE ACQUISITION

On June 1, 2011, the Company completed the acquisition of RehabCare Group, Inc. and its subsidiaries ("RehabCare") (the "RehabCare Merger"). Upon consummation of the RehabCare Merger, each issued and outstanding share of RehabCare common stock was converted into the right to receive 0.471 of a share of Kindred common stock and $26 per share in cash, without interest (the "Merger Consideration"). Kindred issued approximately 12 million shares of its common stock in connection with the RehabCare Merger. The purchase price totaled $962.8 million and was comprised of $662.4 million in cash and $300.4 million of Kindred common stock at fair value. The Company also assumed $355.7 million of long-term debt in the RehabCare Merger, of which $345.4 million was refinanced on June 1, 2011. The operating results of RehabCare have been included in the accompanying consolidated financial statements of the Company since June 1, 2011.

At the RehabCare Merger date, the Company acquired 32 TC hospitals, five IRFs, approximately 1,200 rehabilitation therapy sites of service and 102 hospital-based inpatient rehabilitation units.

Operating results for 2011 included transaction costs totaling $31.3 million, financing costs totaling $13.8 million, severance costs totaling $16.8 million and a lease cancellation charge totaling $1.8 million related to the RehabCare Merger. In the accompanying consolidated statement of operations, transaction costs were included in other operating expenses, financing costs were included in interest expense, severance costs were included in salaries, wages and benefits and the lease cancellation charge was included in rent expense.

The Company recorded a $107.9 million goodwill impairment charge in its skilled nursing rehabilitation services reporting unit in 2012 related to Medicare Part B regulatory changes that became effective on October 1, 2012 and the Taxpayer Relief Act that will become effective on April 1, 2013. The Company also recorded a

NOTE 2 – REHABCARE ACQUISITION (Continued)

$46.0 million goodwill impairment charge in its skilled nursing rehabilitation services reporting unit in 2011 related to the 2011 CMS Rules that became effective on October 1, 2011. The total amount of goodwill in the skilled nursing rehabilitation services reporting unit prior to the impairment charges was $153.9 million, substantially all of which was recorded in connection with the RehabCare Merger. See Note 1.

In connection with the RehabCare Merger, the Company entered into a new $650 million senior secured asset-based revolving credit facility (the "ABL Facility") and a new $700 million senior secured term loan facility (the "Term Loan Facility") (collectively, the "Credit Facilities"). The Company also completed the private placement of $550 million of senior notes due 2019 (the "Notes"). In 2011, the Company used proceeds from the Credit Facilities and the Notes to pay the Merger Consideration, repay all amounts outstanding under the Company's and RehabCare's previous credit facilities and pay transaction costs. The amounts outstanding under the Company's and RehabCare's former credit facilities that were repaid at the RehabCare Merger closing were $390.0 million and $345.4 million, respectively. The Credit Facilities also included an option to increase the credit capacity in an aggregate amount between the two facilities by $200 million. The Company executed this option to increase the capacity by $200 million in October 2012. See Note 11.

In connection with the Credit Facilities and the Notes, the Company paid $46.2 million of lender fees related to debt issuance that were capitalized as deferred financing costs during 2011 and paid $13.1 million of other financing costs that were charged to interest expense during 2011.

Purchase price allocation

The RehabCare Merger purchase price of $962.8 million was allocated based upon the estimated fair value of the tangible and intangible assets, and goodwill.

The following is the RehabCare Merger purchase price allocation (in thousands):

Cash and cash equivalents	$ 19,932
Accounts receivable	241,358
Deferred income taxes and other current assets	48,472
Property and equipment	114,079
Identifiable intangible assets:	
Customer relationships	188,900
Trade names (indefinite life)	115,400
Medicare certifications (indefinite life)	75,900
Trade name	16,600
Certificates of need (indefinite life)	7,900
Non-compete agreements	2,800
Total identifiable intangible assets	407,500
Other assets	11,023
Accounts payable and other current liabilities	(171,919)
Long-term debt, including amounts due within one year	(355,650)
Deferred income taxes and other liabilities	(157,016)
Noncontrolling interests – redeemable	(23,869)
Noncontrolling interests – nonredeemable	(23,990)
Total identifiable net assets	109,920
Goodwill	852,888
Net assets	$ 962,808

NOTE 2 – REHABCARE ACQUISITION (Continued)

Purchase price allocation (Continued)

The fair value allocation was measured primarily using a discounted cash flow methodology, which is considered a Level 3 input (as described in Note 16).

The value of gross contractual accounts receivable before determining uncollectable amounts totaled $257.8 million. Accounts estimated to be uncollectable totaled $16.4 million.

The weighted average life of the definite lived intangible assets consisting primarily of customer relationships is 13 years.

The aggregate goodwill arising from the RehabCare Merger was based upon the expected future cash flows of the RehabCare operations, which reflect both growth expectations and cost savings from combining the operations of the Company and RehabCare. Goodwill is not amortized and is not deductible for income tax purposes. Goodwill, before any subsequent impairment charges, was assigned to the Company's hospital reporting unit ($534.4 million), skilled nursing rehabilitation services reporting unit ($150.5 million) and hospital rehabilitation services reporting unit ($168.0 million).

The valuation technique used to measure the value of the noncontrolling interests was an average of the implied equity value of the noncontrolling interests based upon the Merger Consideration and market multiple methodologies. Redeemable noncontrolling interests as of December 31, 2011 represented the minority ownership interests containing put rights in connection with the RehabCare Merger. These redeemable noncontrolling interests were either purchased or reclassified to nonredeemable noncontrolling interests during 2012.

Pro forma information

The unaudited pro forma net effect of the RehabCare Merger assuming the acquisition occurred as of January 1, 2010 is as follows (in thousands, except per share amounts):

	Year ended December 31,	
	2011	**2010**
Revenues	$6,102,251	$5,658,118
Income from continuing operations attributable to Kindred	10,227	7,919
Income attributable to Kindred	7,807	9,647
Earnings per common share:		
Basic:		
Income from continuing operations	$ 0.20	$ 0.16
Net income	$ 0.15	$ 0.19
Diluted:		
Income from continuing operations	$ 0.20	$ 0.16
Net income	$ 0.15	$ 0.19

The unaudited pro forma financial data have been derived by combining the historical financial results of the Company and the operations acquired in the RehabCare Merger for the periods presented. The unaudited pro forma financial data includes transaction, financing and severance costs and a lease cancellation charge totaling $86.5 million incurred by both the Company and RehabCare in connection with the RehabCare Merger. These costs have been eliminated from the results of operations for 2011 and have been reflected as expenses incurred

NOTE 2 – REHABCARE ACQUISITION (Continued)

Pro forma information (Continued)

as of January 1, 2010 for purposes of the pro forma financial presentation. Revenues and earnings before interest, income taxes, impairment charges and transaction-related costs associated with RehabCare aggregated $1.4 billion and $134.5 million, respectively, for the year ended December 31, 2012 and aggregated $793.1 million and $61.5 million, respectively, from the date of the RehabCare Merger through December 31, 2011.

NOTE 3 – OTHER ACQUISITIONS

The following is a summary of the Company's other significant acquisition activities. The operating results of the acquired businesses have been included in the accompanying consolidated financial statements of the Company from the respective acquisition dates. The purchase price of the acquired businesses and acquired leased facilities resulted from negotiations with each of the sellers that were based upon both the historical and expected future cash flows of the respective businesses and real estate values. All of these acquisitions were financed through operating cash flows or borrowings under the Company's revolving credit facility. Unaudited pro forma operating results are provided only for acquired businesses that are material to the Company's consolidated financial statements.

Vista Acquisition

In November 2010, the Company acquired five TC hospitals from Vista Healthcare, LLC ("Vista") for a purchase price of $179.0 million in cash (the "Vista Acquisition"). The Vista Acquisition included four freestanding hospitals and one hospital-in-hospital with a total of 250 beds, all of which are located in southern California. The Company did not acquire the working capital of Vista or assume any of its liabilities. All of the Vista hospitals were leased at the time of the acquisition.

Vista's results of operations have been included in the Company's consolidated financial statements since November 1, 2010. Revenues and earnings before interest and income taxes aggregated $163.7 million and $32.7 million for the year ended December 31, 2012, respectively, aggregated $154.9 million and $25.3 million for the year ended December 31, 2011, respectively, and aggregated $24.3 million and $1.5 million for the year ended December 31, 2010, respectively. Vista's operations have been included in the hospital division business segment.

The unaudited pro forma net effect of the Vista Acquisition assuming the acquisition occurred as of January 1, 2010 is as follows (in thousands except per share amounts):

	Year ended December 31, 2010
Revenues	$4,476,379
Income from continuing operations attributable to Kindred	66,940
Income attributable to Kindred	66,540
Earnings per common share:	
Basic:	
Income from continuing operations	$ 1.70
Net income	$ 1.69
Diluted:	
Income from continuing operations	$ 1.69
Net income	$ 1.68

The unaudited pro forma financial data has been derived by combining the historical financial results of the Company and the operations acquired in the Vista Acquisition for the period presented.

NOTE 3 – OTHER ACQUISITIONS (Continued)

Other acquisitions

The following is a summary of the Company's other acquisition activities. Unaudited pro forma financial data related to the acquired businesses have not been presented because the acquisitions are not material, either individually or in the aggregate, to the Company's consolidated financial statements.

Acquisitions	Accounts receivable	Property and equipment	Goodwill	Identifiable intangible assets	Other assets	Deferred income taxes and other liabilities	Total cash purchase price
	Allocation of purchase price						
Year ended December 31, 2012:							
Home health and hospice acquisitions	$10,867	$ 1,420	$61,334	$18,475	$1,125	$18,412	$ 74,809
Acquisition of previously leased real estate	–	103,403	–	–	–	–	103,403
	$10,867	$104,823	$61,334	$18,475	$1,125	$18,412	$178,212
Year ended December 31, 2011:							
Home health and hospice acquisitions	$10,249	$ 981	$44,688	$13,813	$1,444	$ 6,444	$ 64,731
Acquisition of previously leased real estate	–	8,027	–	–	–	–	8,027
Other	–	–	–	250	–	–	250
	$10,249	$ 9,008	$44,688	$14,063	$1,444	$ 6,444	$ 73,008
Year ended December 31, 2010:							
Home health acquisition	$ –	$ 62	$11,383	$ 1,430	$ 19	$ –	$ 12,894
Nursing and rehabilitation centers	–	44,667	5,191	4,740	102	368	54,332
Acquisition of previously leased real estate	–	31,066	–	–	–	–	31,066
Other	–	–	–	2,491	–	–	2,491
	$ –	$ 75,795	$16,574	$ 8,661	$ 121	$ 368	$100,783

The fair value of each of the acquisitions noted above was measured primarily using discounted cash flow methodologies which are considered Level 3 inputs (as described in Note 16).

For the three years ended December 31, 2012, the Company incurred $2.2 million, $50.7 million (including the RehabCare Merger transaction and severance costs discussed previously) and $4.6 million, respectively, in transaction costs. These costs were charged to operating expenses for the periods incurred.

NOTE 4 – DISCONTINUED OPERATIONS

In accordance with the authoritative guidance for the impairment or disposal of long-lived assets, the divestiture of certain unprofitable businesses discussed in Note 1 have been accounted for as discontinued operations. Accordingly, the results of operations of these businesses for all periods presented and the losses or

NOTE 4 – DISCONTINUED OPERATIONS (Continued)

impairments related to these divestitures have been classified as discontinued operations, net of income taxes, in the accompanying consolidated statement of operations. At December 31, 2012, the Company held for sale two hospitals reported as discontinued operations.

Discontinued operations included favorable pretax adjustments of $1.5 million ($0.9 million net of income taxes) in 2012, $3.2 million ($2.0 million net of income taxes) in 2011 and $5.1 million ($3.1 million net of income taxes) in 2010 resulting from changes in estimates for professional liability reserves related to prior years.

During 2012, the Company sold one TC hospital and closed two additional TC hospitals, each reported as discontinued operations, resulting in loss on divestiture of $7.8 million ($4.7 million net of income taxes).

A summary of discontinued operations follows (in thousands):

	Year ended December 31,		
	2012	2011	2010
Revenues	$ 9,408	$20,078	$27,090
Salaries, wages and benefits	7,078	11,788	18,290
Supplies	1,258	2,195	2,168
Rent	833	1,328	1,152
Other operating expenses	3,459	2,571	5,241
Impairment charges	–	11,079	–
Depreciation	416	367	178
Interest expense	–	–	1
Investment income	(2)	–	(27)
	13,042	29,328	27,003
Income (loss) from operations before income taxes	(3,634)	(9,250)	87
Provision (benefit) for income taxes	(1,426)	(3,584)	34
Income (loss) from operations	(2,208)	(5,666)	53
Loss on divestiture of operations, net of income taxes	(4,745)	–	(453)
	$ (6,953)	$ (5,666)	$ (400)

The following table sets forth certain discontinued operations data by business segment (in thousands):

	Year ended December 31,		
	2012	2011	2010
Revenues:			
Hospital division	$ 9,044	$19,360	$13,764
Nursing center division	364	718	13,326
	$ 9,408	$20,078	$27,090
Operating income (loss):			
Hospital division	$(3,826)	$ (1,036)	$ (1,151)
Nursing center division	1,439	4,560	2,542
	$(2,387)	$ 3,524	$ 1,391

NOTE 4 – DISCONTINUED OPERATIONS (Continued)

	Year ended December 31,		
	2012	2011	2010
Rent:			
Hospital division	$832	$1,328	$1,141
Nursing center division	1	–	11
	$833	$1,328	$1,152
Depreciation:			
Hospital division	$416	$ 367	$ 178
Nursing center division	–	–	–
	$416	$ 367	$ 178

A summary of the net assets held for sale follows (in thousands):

	December 31,	
	2012	2011
Long-term assets:		
Property and equipment, net	$4,126	$5,607
Other	5	5
	4,131	5,612
Current liabilities (included in other accrued liabilities)	–	(118)
	$4,131	$5,494

NOTE 5 – EARNINGS (LOSS) PER SHARE

Earnings (loss) per common share are based upon the weighted average number of common shares outstanding during the respective periods. The diluted calculation of earnings per common share includes the dilutive effect of stock options and performance-based restricted shares. The Company follows the provisions of the authoritative guidance for determining whether instruments granted in share-based payment transactions are participating securities, which requires that unvested restricted stock that entitles the holder to receive nonforfeitable dividends before vesting be included as a participating security in the basic and diluted earnings per common share calculation pursuant to the two-class method.

NOTE 5 – EARNINGS (LOSS) PER SHARE (Continued)

A computation of the earnings (loss) per common share follows (in thousands, except per share amounts):

	Year ended December 31,					
	2012		2011		2010	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings (loss):						
Amounts attributable to Kindred stockholders:						
Income (loss) from continuing operations:						
As reported in Statement of Operations	$(33,414)	$(33,414)	$(47,815)	$(47,815)	$56,891	$56,891
Allocation to participating unvested restricted stockholders	–	–	–	–	(1,028)	(1,022)
Available to common stockholders	$(33,414)	$(33,414)	$(47,815)	$(47,815)	$55,863	$55,869
Discontinued operations, net of income taxes:						
Income (loss) from operations:						
As reported in Statement of Operations	$ (2,208)	$ (2,208)	$ (5,666)	$ (5,666)	$ 53	$ 53
Allocation to participating unvested restricted stockholders	–	–	–	–	(1)	(1)
Available to common stockholders	$ (2,208)	$ (2,208)	$ (5,666)	$ (5,666)	$ 52	$ 52
Loss on divestiture of operations:						
As reported in Statement of Operations	$ (4,745)	$ (4,745)	$ –	$ –	$ (453)	$ (453)
Allocation to participating unvested restricted stockholders	–	–	–	–	8	8
Available to common stockholders	$ (4,745)	$ (4,745)	$ –	$ –	$ (445)	$ (445)
Net income (loss):						
As reported in Statement of Operations	$(40,367)	$(40,367)	$(53,481)	$(53,481)	$56,491	$56,491
Allocation to participating unvested restricted stockholders	–	–	–	–	(1,021)	(1,015)
Available to common stockholders	$(40,367)	$(40,367)	$(53,481)	$(53,481)	$55,470	$55,476
Shares used in the computation:						
Weighted average shares outstanding – basic computation	51,659	51,659	46,280	46,280	38,738	38,738
Dilutive effect of employee stock options		–		–		135
Dilutive effect of performance-based restricted shares		–		–		81
Adjusted weighted average shares outstanding – diluted computation		51,659		46,280		38,954
Earnings (loss) per common share:						
Income (loss) from continuing operations	$ (0.65)	$ (0.65)	$ (1.04)	$ (1.04)	$ 1.44	$ 1.44
Discontinued operations:						
Income (loss) from operations	(0.04)	(0.04)	(0.12)	(0.12)	–	–
Loss on divestiture of operations	(0.09)	(0.09)	–	–	(0.01)	(0.01)
Net income (loss)	$ (0.78)	$ (0.78)	$ (1.16)	$ (1.16)	$ 1.43	$ 1.43
Number of antidilutive stock options and performance-based restricted shares excluded from shares used in the diluted earnings (loss) per common share computation		1,813		2,001		2,466

NOTE 6 – BUSINESS SEGMENT DATA

At December 31, 2012, the Company was organized into four operating divisions: the hospital division, the nursing center division, the rehabilitation division and the home health and hospice division. Based upon the authoritative guidance for business segments, the operating divisions represent five reportable operating segments, including (1) hospitals, (2) skilled nursing and rehabilitation centers, (3) skilled nursing rehabilitation services, (4) hospital rehabilitation services and (5) home health and hospice services. These reportable operating segments are consistent with information used by the Company's President and Chief Operating Officer to assess performance and allocate resources. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Prior period segment information has been restated to conform with the current period presentation.

For segment purposes, the Company defines segment operating income as earnings before interest, income taxes, depreciation, amortization and rent. Segment operating income reported for each of the Company's operating segments excludes impairment charges, transaction costs and the allocation of corporate overhead.

Segment operating income for 2012 included employee severance costs of $3.4 million (hospital division – $0.7 million, nursing center division – $1.9 million, rehabilitation division – $0.4 million, home health and hospice division – $0.2 million and corporate – $0.2 million) and contract cancellation costs of $0.9 million (corporate) incurred in connection with restructuring activities.

Segment operating income for the hospital division for 2012 also included severance costs of $2.5 million and restructuring costs of $2.0 million incurred in connection with the closing of a regional office and two TC hospitals and the cancellation of a sub-acute unit project, and $5.0 million for employment-related lawsuits. Rent expense for the hospital division for 2012 included $1.6 million incurred in connection with the closing of a regional office and two TC hospitals.

Segment operating income for the nursing center division for 2012 also included employee retention costs of $2.2 million incurred in connection with the decision to allow the leases to expire for 54 nursing and rehabilitation centers leased from Ventas, Inc. ("Ventas").

Segment operating income for the hospital division for 2011 included a loss on the divestiture of a hospital of $1.5 million.

Segment operating income for 2010 included severance and retirement costs approximating $1.1 million for the hospital division, $0.5 million for the nursing center division and $1.3 million for corporate.

KINDRED HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6 – BUSINESS SEGMENT DATA (Continued)

The following table sets forth certain data by business segment (in thousands):

	Year ended December 31,		
	2012	2011	2010
Revenues:			
Hospital division	$2,927,495	$2,531,448	$1,959,738
Nursing center division	2,148,140	2,254,099	2,187,885
Rehabilitation division:			
Skilled nursing rehabilitation services	1,010,101	775,158	403,755
Hospital rehabilitation services	293,532	200,824	83,678
	1,303,633	975,982	487,433
Home health and hospice division	143,340	60,736	17,522
	6,522,608	5,822,265	4,652,578
Eliminations:			
Skilled nursing rehabilitation services	(223,519)	(229,677)	(224,624)
Hospital rehabilitation services	(110,510)	(83,917)	(78,926)
Nursing and rehabilitation centers	(7,288)	(4,743)	(2,044)
	(341,317)	(318,337)	(305,594)
	$6,181,291	$5,503,928	$4,346,984
Income (loss) from continuing operations:			
Operating income (loss):			
Hospital division	$ 600,649	$ 488,201	$ 360,369
Nursing center division	273,142	338,265	303,418
Rehabilitation division:			
Skilled nursing rehabilitation services	80,663	65,916	33,703
Hospital rehabilitation services	69,745	43,731	18,969
	150,408	109,647	52,672
Home health and hospice division	13,708	3,103	(66)
Corporate:			
Overhead	(179,063)	(174,800)	(133,961)
Insurance subsidiary	(2,127)	(2,306)	(3,153)
	(181,190)	(177,106)	(137,114)
Impairment charges	(110,856)	(118,202)	–
Transaction costs	(2,231)	(50,706)	(4,644)
Operating income	743,630	593,202	574,635
Rent	(428,979)	(398,045)	(356,352)
Depreciation and amortization	(201,068)	(165,227)	(121,374)
Interest, net	(106,842)	(79,888)	(5,845)
Income (loss) before income taxes	6,741	(49,958)	91,064
Provision (benefit) for income taxes	39,112	(1,905)	34,173
	$ (32,371)	$ (48,053)	$ 56,891

NOTE 6 – BUSINESS SEGMENT DATA (Continued)

	Year ended December 31,		
	2012	2011	2010
Rent:			
Hospital division	$217,341	$188,120	$151,966
Nursing center division	200,679	198,556	198,105
Rehabilitation division:			
Skilled nursing rehabilitation services	5,250	6,275	5,644
Hospital rehabilitation services	140	228	106
	5,390	6,503	5,750
Home health and hospice division	3,140	1,366	386
Corporate	2,429	3,500	145
	$428,979	$398,045	$356,352
Depreciation and amortization:			
Hospital division	$ 91,776	$ 74,543	$ 51,461
Nursing center division	53,548	50,040	45,471
Rehabilitation division:			
Skilled nursing rehabilitation services	11,061	7,191	2,169
Hospital rehabilitation services	9,309	5,637	306
	20,370	12,828	2,475
Home health and hospice division	4,442	1,449	234
Corporate	30,932	26,367	21,733
	$201,068	$165,227	$121,374
Capital expenditures, excluding acquisitions (including discontinued operations):			
Hospital division:			
Routine	$ 38,272	$ 46,393	$ 36,967
Development	42,265	67,321	41,140
	80,537	113,714	78,107
Nursing center division:			
Routine	20,764	34,304	37,024
Development	8,057	19,167	26,701
	28,821	53,471	63,725
Rehabilitation division:			
Skilled nursing rehabilitation services:			
Routine	2,274	1,700	2,356
Development	–	–	–
	2,274	1,700	2,356
Hospital rehabilitation services:			
Routine	348	238	293
Development	–	–	–
	348	238	293
Home health and hospice division:			
Routine	1,616	164	66
Development	–	1,167	–
	1,616	1,331	66
Corporate:			
Information systems	50,341	47,718	29,786
Other	1,560	2,386	2,404
	$165,497	$220,558	$176,737

NOTE 6 – BUSINESS SEGMENT DATA (Continued)

	December 31, 2012	December 31, 2011
Assets at end of period:		
Hospital division	$2,140,185	$2,056,103
Nursing center division	616,382	638,078
Rehabilitation division:		
Skilled nursing rehabilitation services	335,197	425,499
Hospital rehabilitation services	340,668	347,491
	675,865	772,990
Home health and hospice division	202,156	104,374
Corporate	603,358	566,948
	$4,237,946	$4,138,493
Goodwill:		
Hospital division	$ 747,065	$ 745,411
Rehabilitation division:		
Skilled nursing rehabilitation services	–	107,026
Hospital rehabilitation services	168,019	167,753
	168,019	274,779
Home health and hospice division	126,182	64,465
	$1,041,266	$1,084,655

NOTE 7 – INCOME TAXES

The provision (benefit) for income taxes is based upon the Company's annual reported income or loss for each respective accounting period. The Company recognizes an asset or liability for the deferred tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets are recovered or liabilities are settled. The Company also recognizes as deferred tax assets the future tax benefits from net operating losses ("NOLs") and capital loss carryforwards. A valuation allowance is provided for these deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized.

Provision (benefit) for income taxes consists of the following (in thousands):

	Year ended December 31,		
	2012	2011	2010
Current:			
Federal	$ 42,403	$ (970)	$13,065
State	9,089	(170)	2,402
	51,492	(1,140)	15,467
Deferred	(12,380)	(765)	18,706
	$ 39,112	$(1,905)	$34,173

NOTE 7 – INCOME TAXES (Continued)

Reconciliation of federal statutory tax expense (income) to the provision (benefit) for income taxes follows (in thousands):

	Year ended December 31,		
	2012	2011	2010
Income tax expense (income) at federal rate	$ 2,359	$(17,485)	$31,872
State income tax expense (income), net of federal income tax expense (income)	286	(1,874)	3,187
Transaction costs	284	5,894	274
Impairment charges	36,201	14,461	–
Prior year contingencies	(225)	(3,348)	(2,917)
Other items, net	207	447	1,757
	$39,112	$ (1,905)	$34,173

A summary of net deferred income tax assets (liabilities) by source included in the accompanying consolidated balance sheet at December 31 follows (in thousands):

	2012		2011	
	Assets	Liabilities	Assets	Liabilities
Property and equipment	$ –	$ 2,822	$ –	$ 19,152
Insurance	54,800	–	59,784	–
Accounts receivable allowances	–	15,571	–	6,671
Compensation	63,641	–	64,400	–
Net operating losses	60,542	–	48,643	–
Assets held for sale	9,709	–	9,662	–
Goodwill and intangibles	–	142,129	–	133,341
Other	23,706	–	15,136	–
	212,398	$160,522	197,625	$159,164
Reclassification of deferred tax liabilities	(160,522)		(159,164)	
Net deferred tax assets	51,876		38,461	
Valuation allowance	(48,977)		(38,631)	
	$ 2,899		$ (170)	

Deferred income taxes totaling $12.7 million and $17.8 million at December 31, 2012 and 2011, respectively, were classified as current assets, and deferred income taxes totaling $9.8 million and $18.0 million at December 31, 2012 and 2011, respectively, were classified as noncurrent liabilities.

The Company identified deferred income tax assets for state income tax NOLs of $52.7 million and $42.1 million at December 31, 2012 and 2011, respectively, and a corresponding deferred income tax valuation allowance of $48.4 million and $38.0 million at December 31, 2012 and 2011, respectively, for that portion of the net deferred income tax assets that the Company will likely not realize in the future. The Company had deferred tax assets for federal NOLs of $7.9 million and $6.5 million at December 31, 2012 and 2011, respectively, with no deferred income tax valuation allowances at December 31, 2012 or 2011. The federal NOLs expire in various amounts through 2033.

NOTE 7 – INCOME TAXES (Continued)

The Company follows the provisions of the authoritative guidance for accounting for uncertainty in income taxes which clarifies the accounting for uncertain income tax issues recognized in an entity's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return.

A reconciliation of unrecognized tax benefits follows (in thousands):

Balance, December 31, 2009	$ 7,743
Additions based upon tax positions related to the current year	100
Reductions due to lapses of applicable statute of limitations	(4,616)
Balance, December 31, 2010	3,227
Additions based upon tax positions related to the current year	100
Acquisitions	1,414
Reductions due to lapses of applicable statute of limitations and the conclusion of income tax examinations	(3,660)
Balance, December 31, 2011	1,081
Additions based upon tax positions related to the current year	100
Reductions due to lapses of applicable statute of limitations and the conclusion of income tax examinations	(275)
Balance, December 31, 2012	$ 906

The Company records accrued interest and penalties associated with uncertain tax positions as income tax expense in the consolidated statement of operations. Accrued interest related to uncertain tax provisions totaled $0.1 million as of December 31, 2012 and 2011.

To the extent the unrecognized income tax benefits become realized or the related accrued interest is no longer necessary, the Company's provision for income taxes would be favorably impacted by $0.9 million.

The federal statute of limitations remains open for tax years 2009 through 2011. During 2011, the Company resolved federal income tax audits for the 2007 through 2009 tax years. The Company is currently under examination by the Internal Revenue Service (the "IRS") for the 2010 through 2012 tax years. The Company has been accepted into the IRS's Compliance Assurance Process ("CAP") for the 2012 and 2013 tax years. CAP is an enhanced, real-time review of a company's tax positions and compliance. The Company expects participation in CAP to improve the timeliness of its federal tax examinations.

State jurisdictions generally have statutes of limitations for tax returns ranging from three to five years. The state impact of federal income tax changes remains subject to examination by various states for a period of up to one year after formal notification to the states. Currently, the Company has various state income tax returns under examination.

During 2010, the Company received approval from the IRS for an accounting method change for income tax purposes that resulted in a non-recurring reduction in income tax payments of approximately $25 million. In connection with the RehabCare Merger, the accounting method change was extended in 2012 for the 2011 tax year to certain entities and resulted in a non-recurring reduction in income tax payments of approximately $8 million during 2012. The Company's earnings were not impacted by these transactions.

NOTE 8 – INSURANCE RISKS

The Company insures a substantial portion of its professional liability risks and workers compensation risks through its limited purpose insurance subsidiary. Provisions for loss for these risks are based upon management's best available information including actuarially determined estimates.

The allowance for professional liability risks includes an estimate of the expected cost to settle reported claims and an amount, based upon past experiences, for losses incurred but not reported. These liabilities are necessarily based upon estimates and, while management believes that the provision for loss is adequate, the ultimate liability may be in excess of, or less than, the amounts recorded. To the extent that expected ultimate claims costs vary from historical provisions for loss, future earnings will be charged or credited. The provision for professional liability risks has reflected favorable adjustments related to prior year changes in estimates in each of the last three years.

The provision for loss for insurance risks, including the cost of coverage maintained with unaffiliated commercial reinsurance and insurance carriers, follows (in thousands):

	Year ended December 31,		
	2012	2011	2010
Professional liability:			
Continuing operations	$76,815	$63,029	$55,536
Discontinued operations	(316)	(2,904)	(4,213)
Workers compensation:			
Continuing operations	$58,859	$58,414	$42,567
Discontinued operations	(27)	(373)	(1,262)

Changes in the allowance for professional liability risks and workers compensation risks for the years ended December 31 follow (in thousands) (including discontinued operations):

	2012			2011		
	Professional liability	Workers compensation	Total	Professional liability	Workers compensation	Total
Allowance for insurance risks at beginning of year	$263,727	$170,687	$ 434,414	$249,224	$ 84,180	$333,404
Provision for loss for retained insurance risks:						
Current year	72,111	52,871	124,982	63,650	47,826	111,476
Prior years	(7,906)	(1,956)	(9,862)	(15,701)	1,678	(14,023)
	64,205	50,915	115,120	47,949	49,504	97,453
Provision for reinsurance and insurance, administrative and overhead costs	12,294	7,917	20,211	12,176	8,537	20,713
Discount accretion	1,652	–	1,652	1,920	–	1,920
Contributions from managed facilities	105	405	510	83	329	412
Acquisitions	–	–	–	9,569	11,312	20,881
Payments for retained insurance risks:						
Current year	(5,203)	(11,518)	(16,721)	(5,513)	(12,939)	(18,452)
Prior years	(54,691)	(29,218)	(83,909)	(42,961)	(23,181)	(66,142)
	(59,894)	(40,736)	(100,630)	(48,474)	(36,120)	(84,594)
Payments for reinsurance and insurance, administrative and overhead costs	(12,294)	(7,917)	(20,211)	(12,176)	(8,537)	(20,713)
Change in reinsurance and other recoverables	20,923	12,090	33,013	3,456	61,482	64,938
Allowance for insurance risks at end of year	$290,718	$193,361	$ 484,079	$263,727	$170,687	$434,414

NOTE 8 – INSURANCE RISKS (Continued)

	2010		
	Professional liability	Workers compensation	Total
Allowance for insurance risks at beginning of year	$242,202	$ 82,122	$324,324
Provision for loss for retained insurance risks:			
Current year	63,886	39,677	103,563
Prior years	(24,311)	(6,936)	(31,247)
	39,575	32,741	72,316
Provision for reinsurance and insurance, administrative and overhead costs	11,748	8,564	20,312
Discount accretion	2,811	–	2,811
Contributions from managed facilities	71	255	326
Acquisitions	–	–	–
Payments for retained insurance risks:			
Current year	(3,157)	(11,714)	(14,871)
Prior years	(44,951)	(20,416)	(65,367)
	(48,108)	(32,130)	(80,238)
Payments for reinsurance and insurance, administrative and overhead costs	(11,748)	(8,564)	(20,312)
Change in reinsurance and other recoverables	12,673	1,192	13,865
Allowance for insurance risks at end of year	$249,224	$ 84,180	$333,404

A summary of the assets and liabilities related to insurance risks included in the accompanying consolidated balance sheet at December 31 follows (in thousands):

	2012			2011		
	Professional liability	Workers compensation	Total	Professional liability	Workers compensation	Total
Assets:						
Current:						
Insurance subsidiary investments	$ 53,133	$ 33,035	$ 86,168	$ 44,678	$ 25,747	$ 70,425
Reinsurance recoverables	5,382	–	5,382	323	–	323
Other	–	150	150	–	150	150
	58,515	33,185	91,700	45,001	25,897	70,898
Non-current:						
Insurance subsidiary investments	46,546	69,878	116,424	39,048	71,179	110,227
Reinsurance and other recoverables	58,025	76,794	134,819	44,356	64,704	109,060
Deposits	3,977	1,574	5,551	3,643	1,623	5,266
Other	–	40	40	–	42	42
	108,548	148,286	256,834	87,047	137,548	224,595
	$167,063	$181,471	$348,534	$132,048	$163,445	$295,493
Liabilities:						
Allowance for insurance risks:						
Current	$ 54,088	$ 37,096	$ 91,184	$ 46,010	$ 32,198	$ 78,208
Non-current	236,630	156,265	392,895	217,717	138,489	356,206
	$290,718	$193,361	$484,079	$263,727	$170,687	$434,414

NOTE 8 – INSURANCE RISKS (Continued)

Provisions for loss for professional liability risks retained by the Company's limited purpose insurance subsidiary have been discounted based upon actuarial estimates of claim payment patterns using a discount rate of 1% to 5% depending upon the policy year. The discount rate was 1% for the 2010 through 2012 policy years and 2% to 5% for all prior policy years. The discount rates are based upon the risk free interest rate for the respective year. Amounts equal to the discounted loss provision are funded annually. The Company does not fund the portion of professional liability risks related to estimated claims that have been incurred but not reported. Accordingly, these liabilities are not discounted. If the Company did not discount any of the allowances for professional liability risks, these balances would have approximated $293.3 million at December 31, 2012 and $266.5 million at December 31, 2011.

Provisions for loss for workers compensation risks retained by the Company's limited purpose insurance subsidiary are not discounted and amounts equal to the loss provision are funded annually.

NOTE 9 – INSURANCE SUBSIDIARY INVESTMENTS

The Company maintains investments, consisting principally of cash and cash equivalents, debt securities, equities and certificates of deposit for the payment of claims and expenses related to professional liability and workers compensation risks. These investments have been categorized as available-for-sale and are reported at fair value.

The cost for equities, amortized cost for debt securities and estimated fair value of the Company's insurance subsidiary investments at December 31 follows (in thousands):

	2012				2011			
	Cost	Unrealized gains	Unrealized losses	Fair value	Cost	Unrealized gains	Unrealized losses	Fair value
Cash and cash equivalents (a)	$140,162	$ –	$ –	$140,162	$118,877	$ –	$ –	$118,877
Debt securities:								
Corporate bonds	21,352	118	(16)	21,454	23,134	163	(48)	23,249
Debt securities issued by U.S. government agencies	16,624	89	–	16,713	18,173	120	(5)	18,288
U.S. Treasury notes	6,131	3	–	6,134	3,867	10	–	3,877
Debt securities issued by foreign governments	–	–	–	–	625	8	–	633
Commercial mortgage-backed securities	–	–	–	–	137	6	–	143
	44,107	210	(16)	44,301	45,936	307	(53)	46,190
Equities by industry:								
Consumer	2,171	599	(15)	2,755	2,171	329	(45)	2,455
Industrials	2,039	331	(53)	2,317	2,039	248	(111)	2,176
Technology	1,482	268	(70)	1,680	1,482	215	(99)	1,598
Healthcare	1,474	179	(14)	1,639	1,474	77	(72)	1,479
Financial services	1,419	284	(86)	1,617	1,419	89	(227)	1,281
Other	2,554	706	(243)	3,017	2,554	345	(209)	2,690
	11,139	2,367	(481)	13,025	11,139	1,303	(763)	11,679
Certificates of deposit	5,101	3	–	5,104	3,905	3	(2)	3,906
	$200,509	$2,580	$(497)	$202,592	$179,857	$1,613	$(818)	$180,652

(a) Includes $3.7 million and $2.2 million of money market funds at December 31, 2012 and 2011, respectively.

NOTE 9 – INSURANCE SUBSIDIARY INVESTMENTS (Continued)

The fair value by maturity periods at December 31, 2012 of available-for-sale investments of the Company's insurance subsidiary follows. Equities generally do not have maturity dates.

(In thousands)	Contractual maturities
Within one year	$162,733
One year to five years	26,834
After five years	–
Equities	13,025
	$202,592

Since the Company's insurance subsidiary investments are restricted for a limited purpose, they are classified in the accompanying consolidated balance sheet based upon the expected current and long-term cash requirements of the limited purpose insurance subsidiary.

Net investment income earned by the Company's insurance subsidiary investments follows (in thousands):

	Year ended December 31,		
	2012	2011	2010
Interest income	$1,290	$1,399	$1,986
Net amortization of premium and accretion of discount	(406)	(322)	(394)
Gains on sale of investments	123	265	524
Losses on sale of investments	(28)	(73)	(84)
Other-than-temporary impairments	–	(232)	(728)
Investment expenses	(115)	(119)	(148)
	$ 864	$ 918	$1,156

The available-for-sale investments of the Company's insurance subsidiary which have unrealized losses at December 31, 2012 and 2011 are shown below. The investments are categorized by the length of time that individual securities have been in a continuous unrealized loss position at December 31, 2012 and 2011.

December 31, 2012	Less than one year		One year or greater		Total	
(In thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Debt securities:						
Corporate bonds	$4,115	$ 7	$ 257	$ 9	$4,372	$ 16
Equities by industry:						
Consumer	–	–	234	15	234	15
Industrials	–	–	367	53	367	53
Technology	–	–	482	70	482	70
Healthcare	78	9	188	5	266	14
Financial services	48	1	339	85	387	86
Other	343	45	416	198	759	243
	469	55	2,026	426	2,495	481
	$4,584	$62	$2,283	$435	$6,867	$497

NOTE 9 – INSURANCE SUBSIDIARY INVESTMENTS (Continued)

December 31, 2011	Less than one year		One year or greater		Total	
(In thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Debt securities:						
Corporate bonds	$ 8,524	$ 48	$ –	$ –	$ 8,524	$ 48
Debt securities issued by U.S. government agencies	3,516	5	–	–	3,516	5
	12,040	53	–	–	12,040	53
Equities by industry:						
Consumer	79	11	308	34	387	45
Industrials	290	25	334	86	624	111
Technology	215	55	239	44	454	99
Healthcare	137	15	529	57	666	72
Financial services	623	196	62	31	685	227
Other	801	155	280	54	1,081	209
	2,145	457	1,752	306	3,897	763
Certificates of deposit	2,048	2	–	–	2,048	2
	$16,233	$512	$1,752	$306	$17,985	$818

The unrealized losses on equities totaling $0.5 million at December 31, 2012 were due generally to market fluctuations. Accordingly, the Company believes these unrealized losses are temporary in nature.

The Company's investment policy governing insurance subsidiary investments precludes the investment portfolio managers from selling any security at a loss without prior authorization from the Company. The investment managers also limit the exposure to any one issue, issuer or type of investment. The Company intends, and has the ability, to hold insurance subsidiary investments for a long duration without the necessity of selling securities to fund the underwriting needs of its insurance subsidiary. This ability to hold securities allows sufficient time for recovery of temporary declines in the market value of equity securities and the par value of debt securities as of their stated maturity date.

The Company considered the severity and duration of its unrealized losses at December 31, 2012 for various investments held in its insurance subsidiary investment portfolio and determined that these unrealized losses were temporary and did not record any impairment losses related to these investments. The Company recognized $0.2 million and $0.7 million pretax other-than-temporary impairments in 2011 and 2010, respectively, for various investments held in its insurance subsidiary investment portfolio. These investments were determined to be impaired after considering the duration of the declines in value and the likelihood of near term price recovery of each investment. Because the Company considered the remaining unrealized losses at December 31, 2012 and 2011 to be temporary, the Company did not record any additional impairment losses related to these investments.

As a result of deterioration in professional liability and workers compensation underwriting results of the Company's limited purpose insurance subsidiary in 2011, the Company made a capital contribution of $8.6 million in 2012 to its limited purpose insurance subsidiary. Conversely, as a result of improved professional liability underwriting results of the Company's limited purpose insurance subsidiary in 2010 and 2009, the Company received distributions of $3.5 million in 2011 and $21.8 million in 2010 from its limited purpose insurance subsidiary. These transactions were completed in accordance with applicable regulations. Neither the capital contribution nor the distributions had any impact on earnings.

NOTE 10 – LEASES

The Company leases real estate and equipment under cancelable and non-cancelable arrangements. The following table sets forth rent expense by business segment (in thousands):

	Year ended December 31,		
	2012	2011	2010
Hospital division:			
Buildings:			
Ventas	$101,831	$ 94,320	$ 93,372
Other landlords	78,238	61,013	32,318
Equipment	37,272	32,787	26,276
	217,341	188,120	151,966
Nursing center division:			
Buildings:			
Ventas	158,643	156,581	156,101
Other landlords	40,103	39,670	39,825
Equipment	1,933	2,305	2,179
	200,679	198,556	198,105
Rehabilitation division:			
Skilled nursing rehabilitation services:			
Buildings	1,139	729	67
Equipment	4,111	5,546	5,577
	5,250	6,275	5,644
Hospital rehabilitation services:			
Buildings	52	120	4
Equipment	88	108	102
	140	228	106
Home health and hospice division:			
Buildings	2,754	1,199	374
Equipment	386	167	12
	3,140	1,366	386
Corporate:			
Buildings	2,242	3,356	107
Equipment	187	144	38
	2,429	3,500	145
	$428,979	$398,045	$356,352

Various facility leases include contingent annual rent escalators based upon a change in the Consumer Price Index or other agreed upon terms such as a patient revenue test. These contingent rents are included in rent expense in the year incurred. The Company recorded contingent rent of $1.3 million, $1.1 million and $0.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 10 – LEASES (Continued)

Future minimum payments under non-cancelable operating leases are as follows (in thousands):

	Minimum payments		
	Ventas	Other	Total
2013	$230,905	$121,701	$352,606
2014	218,620	115,513	334,133
2015	125,771	101,827	227,598
2016	79,391	94,864	174,255
2017	80,683	67,946	148,629
Thereafter	167,039	304,467	471,506

At December 31, 2012, the Company leased from Ventas and its affiliates 38 TC hospitals and 159 nursing and rehabilitation centers under four master lease agreements (the "Master Lease Agreements"). The Company has also entered into an additional lease agreement with Ventas for ten TC hospitals that will be effective on May 1, 2013 (the "2013 Lease Agreement"). There are several bundles of leased properties under each Master Lease Agreement, with each bundle containing approximately six to 20 leased nursing and rehabilitation centers and TC hospitals.

The Master Lease Agreements initially provided that the Company could renew all or none of the facilities within each bundle up to a maximum of three separate five year renewal terms by providing written notice between 12 and 18 months prior to the expiration of the lease term for such bundle.

Under the Master Lease Agreements, the Company had 73 nursing and rehabilitation centers and 16 TC hospitals within ten separate bundles eligible for renewal prior to an April 30, 2012 lease renewal notice date. The Company renewed three of these renewal bundles, containing 19 nursing and rehabilitation centers and six TC hospitals (collectively, the "Renewal Facilities") for an additional five years.

The Renewal Facilities contain 2,178 licensed nursing and rehabilitation center beds and 616 licensed hospital beds and generated revenues of approximately $443 million for the year ended December 31, 2012. The current annual rent for the Renewal Facilities approximates $47 million.

The Company did not renew seven renewal bundles containing 54 nursing and rehabilitation centers (the "Expiring Facilities"). The Expiring Facilities contain 6,140 licensed nursing and rehabilitation center beds and generated revenues of approximately $475 million for the year ended December 31, 2012. The current annual rent for these facilities approximates $57 million. The Company has also entered into an agreement with Ventas to provide Ventas with more flexibility to accelerate the transfer of the Expiring Facilities. The Company will continue to operate the Expiring Facilities and include the Expiring Facilities in its results from continuing operations through the expiration of the lease term. When the Company terminates its operations of the Expiring Facilities, these facilities will be reclassified to discontinued operations.

On May 24, 2012, the Company entered into the 2013 Lease Agreement covering the ten TC hospitals that were otherwise scheduled to expire on April 30, 2013. The 2013 Lease Agreement will be effective on May 1, 2013 and will have a term of ten years with three five-year renewal options. The annual rent for the 2013 Lease Agreement will be $28 million and is subject to annual increases based on the increase in the Consumer Price Index (subject to an annual 4% cap). The current annual rent for these ten TC hospitals approximates $22 million. These ten TC hospitals contain 1,066 licensed hospital beds and generated revenues of approximately $283 million for the year ended December 31, 2012.

NOTE 10 – LEASES (Continued)

The following chart sets forth the current lease renewals under the existing Master Lease Agreements:

			Facility renewals		
Renewal Group	Expiration date	Renewal date	Nursing and rehabilitation centers	TC hospitals	Renewal bundles
Group 1	April 30, 2015	October 31, 2013 – April 29, 2014	86	22	10
Group 2	April 30, 2018	October 31, 2016 – April 29, 2017	7	1	1
Group 3	April 30, 2018	October 31, 2016 – April 29, 2017	12	5	2

Renewal Group 1

In 2009, the Company entered into agreements with Ventas to renew all of the Group 1 facilities (12,101 licensed beds) for an additional five years. The current term for the Group 1 facilities expires on April 30, 2015. The current annual rent for the Group 1 facilities approximates $136 million. At the Company's option, the Group 1 facilities may be extended for up to two five-year renewal terms beyond the current renewal term at the greater of: (1) the then existing rental rate plus the then existing escalation amount per annum or (2) the then fair market value rental rate. Upon any such renewal, the fair market value rental rate is determined through an appraisal procedure described in the Master Lease Agreements.

Renewal Group 2

The Group 2 facilities contain seven nursing and rehabilitation centers (766 licensed beds) and one TC hospital (109 licensed beds). The current annual rent for the Group 2 facilities approximate $15 million. As noted above, the Group 2 facilities are grouped into one renewal bundle. At the Company's option, the Group 2 facilities may be extended for one five-year renewal term beyond the current term at the greater of: (1) the then existing rental rate plus the then existing escalation amount per annum or (2) the then fair market value rental rate. Upon any such renewal, the fair market value rental rate is determined through an appraisal procedure described in the Master Lease Agreements.

Renewal Group 3

The Group 3 facilities contain 12 nursing and rehabilitation centers (1,412 licensed beds) and five TC hospitals (507 licensed beds). The current annual rent for the Group 3 facilities approximate $32 million. As noted above, the Group 3 facilities are grouped into two separate renewal bundles. At the Company's option, the Group 3 facilities may be extended for up to two five-year renewal terms beyond the current term at the greater of: (1) the then existing rental rate plus the then existing escalation amount per annum or (2) the then fair market value rental rate. Upon any such renewal, the fair market value rental rate is determined through an appraisal procedure described in the Master Lease Agreements.

Conditions to effectiveness of renewals

The Company may not extend the Master Lease Agreements beyond any previously exercised renewal term if, at the time the Company seeks such extension and at the time such extension takes effect: (1) an event of default has occurred and is continuing or (2) a Medicare/Medicaid event of default and/or a licensed bed event of default has occurred and is continuing with respect to three or more leased properties subject to a particular Master Lease Agreement. The renewal term of each Master Lease Agreement is subject to termination upon default by the Company (subject to certain exceptions) and certain other conditions described in the Master Lease Agreements.

NOTE 10 – LEASES (Continued)

Rent appraisal process and the Company's right to revoke such renewals

Under the Master Lease Agreements, if the Company provides Ventas with notice that it intends to renew one or more renewal bundles, Ventas may then initiate an appraisal process to establish a new fair market rental (as defined in the Master Lease Agreements) ("FMR") for any or all of these bundles.

Under the appraisal process, an independent appraiser determines the FMR for each renewal bundle and each property within such renewal bundle. Once FMR is determined, the appraiser sends to both parties simultaneously the aggregate FMR for such renewal bundle and the FMR for each property within the bundle. Ventas, in its sole discretion, then determines whether: (1) to accept the appraised FMR for the renewal bundle in the aggregate or (2) make no changes to the current base rent and contingent annual rent escalator for the renewal bundle. If Ventas selects the new FMR for a renewal bundle, then the new FMR would become effective at the start of the renewal term unless the Company elects to revoke its renewal by the applicable deadline set forth in the Master Lease Agreements.

The determination of FMR requires certain levels of subjectivity and judgment related to the many variables that may be considered under the circumstances. As a result, it is important for investors to consider the possibility of a wide range of outcomes with respect to the appraisal process.

NOTE 11 – LONG-TERM DEBT

Capitalization

A summary of long-term debt at December 31 follows (in thousands):

	2012	2011
Term Loan Facility, net of unamortized original issue discount of $7.8 million at December 31, 2012 and $6.4 million at December 31, 2011	$ 781,694	$ 690,083
Notes	550,000	550,000
ABL Facility	320,700	293,500
Capital lease obligations	609	3,945
Other	4,645	4,974
Total debt, average life of 5 years (weighted average rate 5.9% for 2012 and 6.0% for 2011)	1,657,648	1,542,502
Amounts due within one year	(8,942)	(10,620)
Long-term debt	$1,648,706	$1,531,882

The following table summarizes scheduled maturities of long-term debt for the years 2013 through 2017 (in thousands):

	Term Loan Facility	Notes	ABL Facility	Capital leases	Other	Total
2013	$8,000	$ –	$ –	$607	$ 335	$ 8,942
2014	8,000	–	–	2	341	8,343
2015	8,000	–	–	–	3,836	11,836
2016	8,000	–	320,700	–	123	328,823
2017	8,000	–	–	–	10	8,010

The estimated fair value of the Company's long-term debt approximated $1.6 billion at December 31, 2012 and $1.4 billion at December 31, 2011. See Note 16.

NOTE 11 – LONG-TERM DEBT (Continued)

Credit facilities and notes

In connection with the RehabCare Merger, the Company entered into the Credit Facilities and completed a private placement of the Notes. In 2011, the Company used proceeds from the Credit Facilities and the Notes to pay the Merger Consideration, repay all amounts outstanding under the Company's and RehabCare's previous credit facilities and to pay transaction costs. The amounts outstanding under the Company's and RehabCare's former credit facilities that were repaid at the RehabCare Merger closing were $390.0 million and $345.4 million, respectively.

The Credit Facilities also included an option to increase the credit capacity in an aggregate amount between the two facilities by $200 million. In October 2012, the Company executed this option by completing modifications to increase by $100 million its Term Loan Facility and expanding by $100 million the borrowing capacity under its ABL Facility. The additional Term Loan Facility borrowings were issued at 97.5% and the net proceeds were used to pay down a portion of the outstanding balance under the ABL Facility. The aggregate amount outstanding under the Term Loan Facility at December 31, 2012 was $789.5 million. In connection with the $100 million expansion of the borrowing capacity under the Company's ABL Facility, the Company also modified the accounts receivable borrowing base which will allow the Company to more easily access the full amount of the available credit. As of December 31, 2012, the Company's unused credit capacity totaled $419.9 million under the ABL Facility. The other terms of the Term Loan Facility and the ABL Facility were unchanged.

In connection with the Credit Facilities and the Notes, the Company paid $46.2 million of lender fees related to debt issuance that were capitalized as deferred financing costs during 2011 and paid $13.1 million of other financing costs that were charged to interest expense during 2011.

All obligations under the Credit Facilities are fully and unconditionally guaranteed, subject to certain customary release provisions, by substantially all of the Company's existing and future direct and indirect domestic 100% owned subsidiaries, as well as certain non-100% owned domestic subsidiaries as the Company may determine from time to time in its sole discretion. The Notes are fully and unconditionally guaranteed, subject to certain customary release provisions, by substantially all of the Company's domestic 100% owned subsidiaries.

The agreements governing the Credit Facilities and the indenture governing the Notes include a number of restrictive covenants that, among other things and subject to certain exceptions and baskets, impose operating and financial restrictions on the Company and certain of its subsidiaries. The Company's ability to pay dividends is limited to certain restricted payment baskets, which may expand based upon accumulated earnings. In addition, the Company is required to comply with a minimum fixed charge coverage ratio and a maximum total leverage ratio under the Credit Facilities. These financing agreements governing the Credit Facilities and the indenture governing the Notes also contain customary affirmative covenants and events of default.

ABL Facility

The ABL Facility has a five-year tenor and is secured by a first priority lien on eligible accounts receivable, cash, deposit accounts, and certain other assets and property and proceeds from the foregoing (the "First Priority ABL Collateral"). The ABL Facility has a second priority lien on substantially all of the Company's other assets and properties. As of December 31, 2012, the Company had $320.7 million outstanding under the ABL Facility. In addition, $9.4 million of letters of credit were issued under the ABL Facility as of December 31, 2012.

NOTE 11 – LONG-TERM DEBT (Continued)

ABL Facility (Continued)

Borrowings under the ABL Facility bear interest at a rate per annum equal to the applicable margin plus, at the Company's option, either: (1) the London Interbank Offered Rate ("LIBOR") determined by reference to the costs of funds for eurodollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, or (2) a base rate determined by reference to the highest of (a) the prime rate of JPMorgan Chase Bank, N.A., (b) the federal funds effective rate plus one-half of 1.00% and (c) LIBOR as described in subclause (1) plus 1.00%. At December 31, 2012, the applicable margin for borrowings under the ABL Facility was 2.75% with respect to LIBOR borrowings and 1.75% with respect to base rate borrowings. The applicable margin is subject to adjustment each fiscal quarter, based upon average historical excess availability during the preceding quarter.

Term Loan Facility

The Term Loan Facility has a tenor of seven years and is secured by a first priority lien on substantially all of the Company's assets and properties other than the First Priority ABL Collateral and a second priority lien on the First Priority ABL Collateral. The Term Loan Facility net proceeds at the RehabCare Merger totaled $693.0 million, net of a $7.0 million original issue discount that will be amortized over the tenor of the Term Loan Facility.

Borrowings under the Term Loan Facility bear interest at a rate per annum equal to an applicable margin plus, at the Company's option, either: (1) LIBOR determined by reference to the costs of funds for eurodollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, or (2) a base rate determined by reference to the highest of (a) the prime rate of JPMorgan Chase Bank, N.A., (b) the federal funds effective rate plus one-half of 1.00% and (c) LIBOR described in subclause (1) plus 1.00%. LIBOR is subject to an interest rate floor of 1.50%. The applicable margin for borrowings under the Term Loan Facility was 3.75% with respect to LIBOR borrowings and 2.75% with respect to base rate borrowings.

Notes

In connection with the RehabCare Merger, the Company completed a private placement of the Notes. The Notes bear interest at an annual rate equal to 8.25% and are senior unsecured obligations of the Company and the subsidiary guarantors, ranking *pari passu* with all of their respective existing and future senior unsubordinated indebtedness. The indenture contains certain restrictive covenants that will, among other things, limit the Company and certain of its subsidiaries' ability to incur, assume or guarantee additional indebtedness; pay dividends; make distributions or redeem or repurchase stock; restrict dividends, loans or asset transfers from its subsidiaries; sell or otherwise dispose of assets; and enter into transactions with affiliates. These covenants are subject to a number of limitations and exceptions. The indenture also contains customary events of default.

Pursuant to a registration rights agreement, the Company filed with the Securities and Exchange Commission (the "SEC") a registration statement related to an offer to exchange the Notes for an issue of SEC-registered notes with substantially identical terms. The exchange offer commenced on October 13, 2011 and was completed on November 10, 2011.

Interest rate swaps

In December 2011, the Company entered into two interest rate swap agreements to hedge its floating interest rate on an aggregate of $225.0 million of outstanding Term Loan Facility debt. The interest rate swaps have an effective date of January 9, 2012, and expire on January 11, 2016. The Company is required to make payments

NOTE 11 – LONG-TERM DEBT (Continued)

Interest rate swaps (Continued)

based upon a fixed interest rate of 1.8925% calculated on the notional amount of $225.0 million. In exchange, the Company will receive interest on $225.0 million at a variable interest rate that is based upon the three-month LIBOR rate, subject to a minimum rate of 1.5%. The Company determined the interest rate swaps continue to be effective cash flow hedges at December 31, 2012. The fair value of the interest rate swaps recorded in other accrued liabilities was $2.6 million and $0.8 million at December 31, 2012 and 2011, respectively.

NOTE 12 – CONTINGENCIES

Management continually evaluates contingencies based upon the best available information. In addition, allowances for losses are provided currently for disputed items that have continuing significance, such as certain third party reimbursements and deductions that continue to be claimed in current cost reports and tax returns.

Management believes that allowances for losses have been provided to the extent necessary and that its assessment of contingencies is reasonable.

Principal contingencies are described below:

Revenues – Certain third party payments are subject to examination by agencies administering the various reimbursement programs. The Company is contesting certain issues raised in audits of prior year cost reports.

Professional liability risks – The Company has provided for losses for professional liability risks based upon management's best available information including actuarially determined estimates. Ultimate claims costs may differ from the provisions for loss. See Notes 4 and 8.

Income taxes – The Company is subject to various federal and state income tax audits in the ordinary course of business. Such audits could result in increased tax payments, interest and penalties.

Litigation – The Company is a party to various legal actions (some of which are not insured), and regulatory and other governmental audits and investigations in the ordinary course of business. The Company cannot predict the ultimate outcome of pending litigation and regulatory and other governmental audits and investigations. These matters could potentially subject the Company to sanctions, damages, recoupments, fines and other penalties. The U.S. Department of Justice, CMS or other federal and state enforcement and regulatory agencies may conduct additional investigations related to the Company's businesses in the future which may, either individually or in the aggregate, have a material adverse effect on the Company's business, financial position, results of operations and liquidity. See Note 19.

Other indemnifications – In the ordinary course of business, the Company enters into contracts containing standard indemnification provisions and indemnifications specific to a transaction, such as a disposal of an operating facility. These indemnifications may cover claims related to employment-related matters, governmental regulations, environmental issues and tax matters, as well as patient, third party payor, supplier and contractual relationships. Obligations under these indemnities generally are initiated by a breach of the terms of a contract or by a third party claim or event.

NOTE 13 – CAPITAL STOCK

In May 2011, the shareholders of the Company approved an additional three million shares of common stock that could be issued under the Company's incentive compensation plans to Company employees. In May 2012, the shareholders of the Company approved an additional 200,000 shares of common stock that could be issued under the Company's equity compensation plan to the Company's non-employee directors.

NOTE 13 – CAPITAL STOCK (Continued)

Plan descriptions

The Company maintains plans under which approximately four million service-based restricted shares, performance-based restricted shares and options to purchase common stock may be granted to directors, officers and other key employees. Exercise provisions vary, but most stock options are exercisable in whole or in part beginning one to four years after grant and ending seven to ten years after grant. Shares of common stock available for future grants were 2,301,320, 3,513,109 and 1,049,230 at December 31, 2012, 2011 and 2010, respectively.

Stock options

There were no stock option grants during the three years ended December 31, 2012.

At December 31, 2012, unearned compensation costs related to non-vested stock options was immaterial. Compensation expense related to stock options approximated $0.1 million ($0.1 million net of income taxes) for the year ended December 31, 2012, $0.3 million ($0.2 million net of income taxes) for the year ended December 31, 2011 and $1.2 million ($1.0 million net of income taxes) for the year ended December 31, 2010.

Activity in the various plans is summarized below:

	Shares under option	Option price per share	Weighted average exercise price
Balances, December 31, 2011	3,053,107	$4.89 to $28.41	$18.94
Exercised	(48,508)	6.94 to 8.43	7.95
Canceled	(1,241,102)	4.89 to 28.41	20.47
Balances, December 31, 2012	1,763,497	$6.10 to $25.83	$18.16

The intrinsic value of the stock options exercised during 2012 and 2011 approximated $0.2 million and $2.8 million, respectively, and was immaterial for 2010. Cash received from stock option exercises in 2012, 2011 and 2010 totaled $0.1 million, $3.0 million and $0.1 million, respectively.

A summary of stock options outstanding at December 31, 2012 follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at December 31, 2012	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2012	Weighted average exercise price
$6.10 to $8.44	106,050	1 year	$ 8.02	106,050	$ 8.02
$11.53 to $15.27	430,002	3 years	14.71	426,252	14.70
$16.81 to $22.72	897,460	1 year	18.31	897,460	18.31
$23.25 to $25.83	329,985	2 years	25.52	329,985	25.52
	1,763,497	2 years	$18.16	1,759,747	$18.17

The intrinsic value of the stock options outstanding and stock options that are exercisable as of December 31, 2012 each approximated $0.3 million.

NOTE 13 – CAPITAL STOCK (Continued)

Service-based restricted shares

At December 31, 2012, unearned compensation costs related to non-vested service-based restricted shares aggregated $10.0 million. These costs will be expensed over the remaining weighted average vesting period of approximately three years. Compensation expense related to these awards approximated $7.6 million ($4.6 million net of income taxes) for the year ended December 31, 2012, $7.1 million ($4.4 million net of income taxes) for the year ended December 31, 2011 and $6.1 million ($3.8 million net of income taxes) for the year ended December 31, 2010.

A summary of non-vested service-based restricted shares follows:

	Non-vested service-based restricted shares	Weighted average fair value at date of grant
Balances, December 31, 2011	776,495	$20.70
Granted	1,125,146	9.98
Vested	(288,625)	20.80
Canceled	(46,047)	14.26
Balances, December 31, 2012	1,566,969	$13.17

The fair value of restricted shares vested during 2012, 2011 and 2010 was $3.2 million, $7.0 million and $5.9 million, respectively.

Performance-based restricted shares

Performance-based restricted share awards vest over a three-year period based upon the attainment of various performance measures in each performance period. Compensation expense related to these awards approximated $3.2 million ($2.0 million net of income taxes) for the year ended December 31, 2012, $5.4 million ($3.3 million net of income taxes) for the year ended December 31, 2011 and $3.4 million ($2.1 million net of income taxes) for the year ended December 31, 2010.

A summary of non-vested performance-based restricted shares follows:

	Non-vested performance-based restricted shares	Weighted average fair value at date of grant
Balances, December 31, 2011	480,065	
Granted	605,596	$ 9.39
Vested	(219,576)	24.45
Canceled	(29,336)	$ 9.81
Balances, December 31, 2012	836,749	

The performance measures and fair value for each vesting period of a performance-based restricted share award are established annually. The performance measures and fair value for the non-vested performance-based restricted shares have not been established for vesting periods with performance measures determined after December 31, 2012.

NOTE 14 – EMPLOYEE BENEFIT PLANS

The Company maintains defined contribution retirement plans covering employees who meet certain minimum eligibility requirements. Benefits are determined as a percentage of a participant's contributions and generally are vested based upon length of service. Retirement plan expense was $4.6 million for 2012, $6.0 million for 2011 and $2.5 million for 2010. Amounts equal to retirement plan expense are funded annually.

NOTE 15 – ACCRUED LIABILITIES

A summary of other accrued liabilities at December 31 follows (in thousands):

	2012	2011
Taxes other than income	$ 46,114	$ 51,901
Patient accounts	43,124	42,782
Accrued interest	14,096	12,836
Other	33,870	23,174
	$137,204	$130,693

NOTE 16 – FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company follows the provisions of the authoritative guidance for fair value measurements, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance related to fair value measures establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury, other U.S. Government and agency asset backed debt securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

NOTE 16 – FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The Company's assets and liabilities measured at fair value on a recurring and non-recurring basis and any associated losses for the years ended December 31, 2012 and 2011 are summarized below (in thousands):

	Fair value measurements			Assets/ liabilities at fair value	Total losses
	Level 1	Level 2	Level 3		
December 31, 2012:					
Recurring:					
Assets:					
Available-for-sale debt securities:					
Corporate bonds	$ –	$21,454	$ –	$ 21,454	$ –
Debt securities issued by U.S. government agencies	–	16,713	–	16,713	–
U.S. Treasury notes	6,134	–	–	6,134	–
	6,134	38,167	–	44,301	–
Available-for-sale equity securities	13,025	–	–	13,025	–
Money market funds	7,438	–	–	7,438	–
Certificates of deposit	–	5,104	–	5,104	–
Total available-for-sale investments	26,597	43,271	–	69,868	–
Deposits held in money market funds	347	3,978	–	4,325	–
	$26,944	$47,249	$ –	$ 74,193	$ –
Liabilities:					
Interest rate swaps	$ –	$ (2,649)	$ –	$ (2,649)	$ –
Non-recurring:					
Assets:					
Hospital available for sale	$ –	$ –	$ 105	$ 105	$ (569)
Property and equipment	–	–	286	286	(3,630)
Goodwill – skilled nursing rehabilitation services	–	–	–	–	(107,899)
Intangible assets – Medicare license	–	–	–	–	(2,530)
	$ –	$ –	$ 391	$ 391	$(114,628)
Liabilities	$ –	$ –	$ –	$ –	$ –
December 31, 2011:					
Recurring:					
Assets:					
Available-for-sale debt securities:					
Corporate bonds	$ –	$23,249	$ –	$ 23,249	$ –
Debt securities issued by U.S. government agencies	–	18,288	–	18,288	–
U.S. Treasury notes	3,877	–	–	3,877	–
Debt securities issued by foreign governments	–	633	–	633	–
Commercial mortgage-backed securities	–	143	–	143	–
	3,877	42,313	–	46,190	–
Available-for-sale equity securities	11,679	–	–	11,679	–
Money market funds	6,263	–	–	6,263	–
Certificates of deposit	–	3,906	–	3,906	–
Total available-for-sale investments	21,819	46,219	–	68,038	–
Deposits held in money market funds	353	3,643	–	3,996	–
	$22,172	$49,862	$ –	$ 72,034	$ –
Liabilities:					
Interest rate swaps	$ –	$ (815)	$ –	$ (815)	$ –
Non-recurring:					
Assets:					
Hospital available for sale	$ –	$ –	$ 1,200	$ 1,200	$ (1,490)
Property and equipment	–	–	6,604	6,604	(22,836)
Goodwill – nursing and rehabilitation centers	–	–	–	–	(6,080)
Goodwill – skilled nursing rehabilitation services	–	–	107,026	107,026	(45,999)
Intangible assets – certificates of need	–	–	1,000	1,000	(54,366)
	$ –	$ –	$115,830	$115,830	$(130,771)
Liabilities	$ –	$ –	$ –	$ –	$ –

NOTE 16 – FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Recurring measurements

The Company's available-for-sale investments held by its limited purpose insurance subsidiary consist of debt securities, equities, money market funds and certificates of deposit. These available-for-sale investments and the insurance subsidiary's cash and cash equivalents of $136.5 million as of December 31, 2012 and $116.7 million as of December 31, 2011, classified as insurance subsidiary investments, are maintained for the payment of claims and expenses related to professional liability and workers compensation risks.

The Company also has available-for-sale investments totaling $3.7 million as of December 31, 2012 and $4.1 million as of December 31, 2011 related to a deferred compensation plan that is maintained for certain of the Company's current and former employees.

The fair value of actively traded debt and equity securities and money market funds are based upon quoted market prices and are generally classified as Level 1. The fair value of inactively traded debt securities and certificates of deposit are based upon either quoted market prices of similar securities or observable inputs such as interest rates using either a market or income valuation approach and are generally classified as Level 2. The Company's investment advisors obtain and review pricing for each security. The Company is responsible for the determination of fair value and as such the Company reviews the pricing information from its advisors in determining reasonable estimates of fair value. Based upon the Company's internal review procedures, there were no adjustments to the prices during 2012 or 2011.

The Company's deposits held in money market funds consist primarily of cash and cash equivalents held for general corporate purposes.

The fair value of the derivative liability associated with the interest rate swaps is estimated using industry-standard valuation models, which are Level 2 measurements. Such models project future cash flows and discount the future amounts to a present value using market-based observable inputs, including interest rate curves. See Note 11.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments. The carrying value is equal to fair value for financial instruments that are based upon quoted market prices or current market rates. The Company's long-term debt is based upon Level 2 inputs.

	2012		2011	
(In thousands)	**Carrying value**	**Fair value**	**Carrying value**	**Fair value**
Cash and cash equivalents	$ 50,007	$ 50,007	$ 41,561	$ 41,561
Cash–restricted	5,197	5,197	5,551	5,551
Insurance subsidiary investments	202,592	202,592	180,652	180,652
Tax refund escrow investments	207	207	211	211
Long-term debt, including amounts due within one year (excluding capital lease obligations totaling $0.6 million and $3.9 million at December 31, 2012, and 2011, respectively)	1,657,039	1,630,649	1,538,557	1,406,751

Non-recurring measurements

At September 30, 2012, the Company reviewed the indefinite-lived and long-lived assets related to the divestiture of a TC hospital and determined its indefinite-lived Medicare license and property and equipment were impaired. As a result, the Company recorded a pretax loss on divestiture of $3.2 million in discontinued operations. The fair value of the assets were measured using a Level 3 input of the offer.

NOTE 16 – FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Non-recurring measurements (Continued)

In September 2012, the Company reduced the fair value of a hospital held for sale based upon a pending offer, which resulted in a pretax loss of $0.5 million recorded in discontinued operations. The primary reason for the reduction was the general deterioration in the real estate market where the hospital is located. The fair value of the asset was measured using a Level 3 input of the pending offer.

In connection with the preparation of the Company's operating results for the fourth quarter of 2012, the Company determined that the impact of regulatory changes related to the Company's skilled nursing rehabilitation services reporting unit was a triggering event in the fourth quarter of 2012, simultaneously with the Company's annual impairment test. The regulatory changes included a new pre-payment manual medical review process for certain Medicare Part B services exceeding $3,700 which became effective October 1, 2012 and new rules which will become effective April 1, 2013 under the Taxpayer Relief Act that reduce Medicare Part B payments by 50% for subsequent procedures when multiple therapy services are provided on the same day. The Company tested the recoverability of its skilled nursing rehabilitation services reporting unit goodwill, other intangible assets and long-lived assets. The Company recorded a pretax impairment charge aggregating $107.9 million (which represented the entire skilled nursing rehabilitation services reporting unit goodwill) in the fourth quarter of 2012 to reflect the amount by which the carrying value of goodwill exceeded the estimated fair value. The impairment charge did not impact the Company's cash flows or liquidity. The fair value of goodwill was measured using both Level 2 and Level 3 inputs such as discounted cash flows, market multiple analysis, replacement costs and sales comparison methodologies.

On July 29, 2011, CMS issued the 2011 CMS Rules. In connection with the preparation of the Company's operating results for the third quarter of 2011, the Company determined that the impact of the 2011 CMS Rules was a triggering event in the third quarter of 2011 and accordingly tested the recoverability of its nursing and rehabilitation centers reporting unit goodwill, intangible assets and property and equipment asset groups impacted by the reduced Medicare payments. The Company recorded pretax impairment charges aggregating $26.7 million in the third quarter of 2011. The charges included $6.1 million of goodwill (which represented the entire nursing and rehabilitation centers reporting unit goodwill) and $20.6 million of property and equipment. In addition, the Company recorded pretax impairment charges aggregating $2.2 million and $3.0 million in the fourth quarter of 2011 and the year ended December 31, 2012, respectively, of property and equipment expended in the same nursing and rehabilitation center asset groups. These charges reflected the amount by which the carrying value of certain assets exceeded their estimated fair value. The fair value of goodwill was measured using both Level 2 and Level 3 inputs such as discounted cash flows, market multiple analysis, replacement costs and sales comparison methodologies. The fair value of property and equipment was measured using Level 3 inputs such as replacement costs factoring in depreciation, economic obsolesce and inflation trends.

During the fourth quarter of 2011, the estimated negative impact from changes in the reimbursement of group rehabilitation therapy services to Medicare beneficiaries implemented by the 2011 CMS Rules on October 1, 2011 was greater than expected, and as a result, the Company lowered its cash flow expectations for its skilled nursing rehabilitation services reporting unit, causing the carrying value of goodwill of this reporting unit to exceed its estimated fair value in testing the recoverability of goodwill. As a result, the Company recorded a pretax impairment charge of $46.0 million in the fourth quarter of 2011. The impairment charge did not impact the Company's cash flows or liquidity. The fair value of goodwill was measured using both Level 2 and Level 3 inputs such as discounted cash flows, market multiple analysis, replacement costs and sales comparison methodologies.

At December 31, 2011, the carrying value of the Company's certificates of need intangible assets exceeded its fair value as a result of a declining earnings and cash flows related to five hospitals and two co-located nursing and rehabilitation centers in Massachusetts, all of which were acquired in 2006. The declining earnings

NOTE 16 – FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Non-recurring measurements (Continued)

and cash flows are attributable to a difficult long-term acute care operating environment in Massachusetts in which the Company has been unable to achieve consistent operating results, as well as automatic future Medicare reimbursement reductions triggered in December 2011 by the Budget Control Act of 2011. In addition, the Company decided in the fourth quarter of 2011 to close one of the five hospitals. The pretax impairment charge related to the certificates of need totaled $54.4 million, of which $11.1 million was reclassified to discontinued operations in 2012. The Company reviewed the other long-lived assets related to these five hospitals and two co-located nursing and rehabilitation centers and determined there was no impairment. The fair value of the assets were measured using Level 3 unobservable inputs using both a replacement cost methodology and an excess earnings method, a form of discounted cash flows, which is based upon the concept that net after-tax cash flows provide a return supporting all of the assets of a business enterprise.

In December 2011, the Company reduced the fair value of a hospital held for sale based upon a pending offer, resulting in a pretax loss of $1.5 million recorded in continuing operations. The primary reason for the reduction was the general deterioration in the real estate market where the hospital is located. The fair value of the asset was measured using the Level 2 observable input of the pending offer.

NOTE 17 – NONCONTROLLING INTERESTS

As of December 31, 2012, the Company had ownership ranging from 51% to 99% in various joint ventures.

During 2012, the Company completed various partial buyouts of noncontrolling interests. During 2011, the Company completed two joint venture buyouts, one a full buyout and the other a partial buyout, of noncontrolling interests. In accordance with the authoritative guidance of noncontrolling interests, these payments have been accounted for as equity transactions.

The following table reflects the effects on the Company's equity for the years ended December 31, 2012 and 2011 related to these buyouts in the Company's ownership interest in consolidated subsidiaries (amounts in thousands):

December 31, 2012:	
Decrease in carrying value of noncontrolling interests for purchase of noncontrolling interests in subsidiaries	$ 2,053
Increase in Company's capital in excess of par value for purchase of noncontrolling interests in subsidiaries	(1,334)
Total cash consideration paid in exchange for purchase of noncontrolling interests	$ 719

December 31, 2011:	
Decrease in carrying value of noncontrolling interests for purchase of noncontrolling interests in subsidiaries	$6,297
Decrease in Company's capital in excess of par value for purchase of noncontrolling interests in subsidiaries	995
Total cash consideration paid in exchange for purchase of noncontrolling interests	$7,292

Redeemable noncontrolling interests as of December 31, 2011 represented the minority ownership interests containing put rights in connection with the RehabCare Merger. These redeemable noncontrolling interests were either purchased or reclassified to nonredeemable noncontrolling interests during 2012.

NOTE 18 – CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, "Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered." The Company's Notes issued on June 1, 2011, are fully and unconditionally guaranteed, subject to certain customary release provisions, by substantially all of the Company's domestic 100% owned subsidiaries. The equity method has been used with respect to the parent company's investment in subsidiaries.

The following condensed consolidating financial data present the financial position of the parent company/issuer, the guarantor subsidiaries and the non-guarantor subsidiaries as of December 31, 2012 and December 31, 2011, and the respective results of operations and cash flows for the three years ended December 31, 2012.

Condensed Consolidating Statement of Operations

	Year ended December 31, 2012				
(In thousands)	Parent company/ issuer	Guarantor subsidiaries	Non-guarantor subsidiaries	Consolidating and eliminating adjustments	Consolidated
Revenues	$ –	$5,801,621	$480,117	$(100,447)	$6,181,291
Salaries, wages and benefits	214	3,497,527	174,734	–	3,672,475
Supplies	–	395,920	36,088	–	432,008
Rent	–	398,327	30,652	–	428,979
Other operating expenses	4	1,121,496	212,081	(100,447)	1,233,134
Other income	–	(10,812)	–	–	(10,812)
Impairment charges	–	110,856	–	–	110,856
Depreciation and amortization	–	189,157	11,911	–	201,068
Management fees	(218)	(12,483)	12,701	–	–
Intercompany interest (income) expense from affiliates	(113,745)	100,021	13,724	–	–
Interest expense (income)	107,243	(19,542)	20,195	–	107,896
Investment income	–	(173)	(881)	–	(1,054)
Equity in net loss of consolidating affiliates	44,433	–	–	(44,433)	–
	37,931	5,770,294	511,205	(144,880)	6,174,550
Income (loss) from continuing operations before income taxes	(37,931)	31,327	(31,088)	44,433	6,741
Provision (benefit) for income taxes	2,436	42,300	(5,624)	–	39,112
Loss from continuing operations	(40,367)	(10,973)	(25,464)	44,433	(32,371)
Discontinued operations, net of income taxes:					
Loss from operations	–	(2,208)	–	–	(2,208)
Loss on divestiture of operations	–	(4,745)	–	–	(4,745)
Loss from discontinued operations	–	(6,953)	–	–	(6,953)
Net loss	(40,367)	(17,926)	(25,464)	44,433	(39,324)
Earnings attributable to noncontrolling interests	–	–	(1,043)	–	(1,043)
Loss attributable to Kindred	$ (40,367)	$ (17,926)	$ (26,507)	$ 44,433	$ (40,367)
Comprehensive loss	$ (40,780)	$ (18,272)	$ (24,627)	$ 43,942	$ (39,737)
Comprehensive loss attributable to Kindred	$ (40,780)	$ (18,272)	$ (25,670)	$ 43,942	$ (40,780)

KINDRED HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18 – CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

Condensed Consolidating Statement of Operations (Continued)

	Year ended December 31, 2011				
(In thousands)	Parent company/ issuer	Guarantor subsidiaries	Non-guarantor subsidiaries	Consolidating and eliminating adjustments	Consolidated
Revenues	$ –	$5,291,393	$299,760	$ (87,225)	$5,503,928
Salaries, wages and benefits	467	3,147,701	95,435	–	3,243,603
Supplies	–	378,883	20,936	–	399,819
Rent	3	380,339	17,703	–	398,045
Other operating expenses	85	1,096,031	151,402	(87,225)	1,160,293
Other income	–	(11,191)	–	–	(11,191)
Impairment charges	–	118,202	–	–	118,202
Depreciation and amortization	–	157,635	7,592	–	165,227
Management fees	(555)	(8,014)	8,569	–	–
Intercompany interest (income) expense from affiliates	(88,234)	79,779	8,455	–	–
Interest expense (income)	80,181	(10,813)	11,551	–	80,919
Investment income	–	(113)	(918)	–	(1,031)
Equity in net loss of consolidating affiliates	58,528	–	–	(58,528)	–
	50,475	5,328,439	320,725	(145,753)	5,553,886
Loss from continuing operations before income taxes	(50,475)	(37,046)	(20,965)	58,528	(49,958)
Provision (benefit) for income taxes	3,006	446	(5,357)	–	(1,905)
Loss from continuing operations	(53,481)	(37,492)	(15,608)	58,528	(48,053)
Loss from discontinued operations, net of income taxes	–	(5,666)	–	–	(5,666)
Net loss	(53,481)	(43,158)	(15,608)	58,528	(53,719)
Loss attributable to noncontrolling interests	–	–	238	–	238
Loss attributable to Kindred	$(53,481)	$ (43,158)	$ (15,370)	$ 58,528	$ (53,481)
Comprehensive loss	$(55,085)	$ (44,451)	$ (15,919)	$ 60,132	$ (55,323)
Comprehensive loss attributable to Kindred	$(55,085)	$ (44,451)	$ (15,681)	$ 60,132	$ (55,085)

KINDRED HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18 – CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

Condensed Consolidating Statement of Operations (Continued)

	Year ended December 31, 2010				
(In thousands)	**Parent company/ issuer**	**Guarantor subsidiaries**	**Non-guarantor subsidiaries**	**Consolidating and eliminating adjustments**	**Consolidated**
Revenues	$ –	$4,344,937	$77,201	$(75,154)	$4,346,984
Salaries, wages and benefits	331	2,496,962	–	–	2,497,293
Supplies	1	340,801	–	–	340,802
Rent	3	356,349	–	–	356,352
Other operating expenses	72	950,563	70,195	(75,154)	945,676
Other income	–	(11,422)	–	–	(11,422)
Depreciation and amortization	–	121,374	–	–	121,374
Management fees	(407)	407	–	–	–
Intercompany interest (income) expense from affiliates	(34,023)	34,023	–	–	–
Interest expense	6,954	136	–	–	7,090
Investment income	–	(89)	(1,156)	–	(1,245)
Equity in net income of consolidating affiliates	(39,843)	–	–	39,843	–
	(66,912)	4,289,104	69,039	(35,311)	4,255,920
Income from continuing operations before income taxes	66,912	55,833	8,162	(39,843)	91,064
Provision for income taxes	10,421	20,824	2,928	–	34,173
Income from continuing operations	56,491	35,009	5,234	(39,843)	56,891
Discontinued operations, net of income taxes:					
Income from operations	–	53	–	–	53
Loss on divestiture of operations	–	(453)	–	–	(453)
Loss from discontinued operations	–	(400)	–	–	(400)
Net income	$ 56,491	$ 34,609	$ 5,234	$(39,843)	$ 56,491
Comprehensive income	$ 57,049	$ 33,938	$ 6,463	$(40,401)	$ 57,049
Comprehensive income attributable to Kindred	$ 57,049	$ 33,938	$ 6,463	$(40,401)	$ 57,049

NOTE 18 – CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

Condensed Consolidating Balance Sheet

(In thousands)	Parent company/ issuer	Guarantor subsidiaries	Non-guarantor subsidiaries	Consolidating and eliminating adjustments	Consolidated
	As of December 31, 2012				
ASSETS					
Current assets:					
Cash and cash equivalents	$ –	$ 37,370	$ 12,637	$ –	$ 50,007
Cash – restricted	–	5,197	–	–	5,197
Insurance subsidiary investments	–	–	86,168	–	86,168
Accounts receivable, net	–	940,524	98,081	–	1,038,605
Inventories	–	29,023	2,998	–	32,021
Deferred tax assets	–	12,663	–	–	12,663
Income taxes	–	13,187	386	–	13,573
Other	–	15,118	20,414	–	35,532
	–	1,053,082	220,684	–	1,273,766
Property and equipment, net	–	1,090,523	52,603	–	1,143,126
Goodwill	–	771,533	269,733	–	1,041,266
Intangible assets, net	–	417,092	22,675	–	439,767
Assets held for sale	–	4,131	–	–	4,131
Insurance subsidiary investments	–	–	116,424	–	116,424
Investment in subsidiaries	221,799	–	–	(221,799)	–
Intercompany	2,655,242	–	–	(2,655,242)	–
Deferred tax assets	1,040	–	13,932	(14,972)	–
Other	47,364	108,143	63,959	–	219,466
	$2,925,445	$3,444,504	$760,010	$(2,892,013)	$4,237,946
LIABILITIES AND EQUITY					
Current liabilities:					
Accounts payable	$ 168	$ 195,268	$ 15,232	$ –	$ 210,668
Salaries, wages and other compensation	–	345,223	43,786	–	389,009
Due to third party payors	–	35,420	–	–	35,420
Professional liability risks	–	3,623	50,465	–	54,088
Other accrued liabilities	16,724	111,113	9,367	–	137,204
Long-term debt due within one year	8,000	102	840	–	8,942
	24,892	690,749	119,690	–	835,331
Long-term debt	1,644,394	358	3,954	–	1,648,706
Intercompany	–	2,328,711	326,531	(2,655,242)	–
Professional liability risks	–	68,116	168,514	–	236,630
Deferred tax liabilities	–	24,736	–	(14,972)	9,764
Deferred credits and other liabilities	–	143,722	70,949	–	214,671
Commitments and contingencies					
Equity:					
Stockholders' equity	1,256,159	188,112	33,687	(221,799)	1,256,159
Noncontrolling interests-nonredeemable	–	–	36,685	–	36,685
	1,256,159	188,112	70,372	(221,799)	1,292,844
	$2,925,445	$3,444,504	$760,010	$(2,892,013)	$4,237,946

KINDRED HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18 – CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

Condensed Consolidating Balance Sheet (Continued)

(In thousands)	As of December 31, 2011				
	Parent company/ issuer	Guarantor subsidiaries	Non-guarantor subsidiaries	Consolidating and eliminating adjustments	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ –	$ 21,825	$ 19,736	$ –	$ 41,561
Cash – restricted	–	5,551	–	–	5,551
Insurance subsidiary investments	–	–	70,425	–	70,425
Accounts receivable, net	–	908,100	86,600	–	994,700
Inventories	–	28,220	2,840	–	31,060
Deferred tax assets	–	17,785	–	–	17,785
Income taxes	–	39,184	329	–	39,513
Other	–	30,489	2,198	–	32,687
	–	1,051,154	182,128	–	1,233,282
Property and equipment, net	–	1,007,187	51,854	–	1,059,041
Goodwill	–	815,787	268,868	–	1,084,655
Intangible assets, net	–	420,468	26,739	–	447,207
Assets held for sale	–	5,612	–	–	5,612
Insurance subsidiary investments	–	–	110,227	–	110,227
Investment in subsidiaries	266,817	–	–	(266,817)	–
Intercompany	2,503,209	–	–	(2,503,209)	–
Deferred tax assets	–	–	12,387	(12,387)	–
Other	52,623	92,231	53,615	–	198,469
	$2,822,649	$3,392,439	$705,818	$(2,782,413)	$4,138,493
LIABILITIES AND EQUITY					
Current liabilities:					
Accounts payable	$ 102	$ 196,326	$ 20,373	$ –	$ 216,801
Salaries, wages and other compensation	43	371,022	36,428	–	407,493
Due to third party payors	–	37,306	–	–	37,306
Professional liability risks	–	3,582	42,428	–	46,010
Other accrued liabilities	–	121,959	8,734	–	130,693
Long-term debt due within one year	7,000	96	3,524	–	10,620
	7,145	730,291	111,487	–	848,923
Long-term debt	1,526,583	460	4,839	–	1,531,882
Intercompany	–	2,169,985	333,224	(2,503,209)	–
Professional liability risks	–	108,853	108,864	–	217,717
Deferred tax liabilities	–	30,342	–	(12,387)	17,955
Deferred credits and other liabilities	–	130,466	61,305	–	191,771
Noncontrolling interests-redeemable	–	–	9,704	–	9,704
Commitments and contingencies					
Equity:					
Stockholders' equity	1,288,921	222,042	44,775	(266,817)	1,288,921
Noncontrolling interests-nonredeemable	–	–	31,620	–	31,620
	1,288,921	222,042	76,395	(266,817)	1,320,541
	$2,822,649	$3,392,439	$705,818	$(2,782,413)	$4,138,493

KINDRED HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18 – CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

Condensed Consolidating Statement of Cash Flows

(In thousands)	Year ended December 31, 2012				
	Parent company/ issuer	Guarantor subsidiaries	Non-guarantor subsidiaries	Consolidating and eliminating adjustments	Consolidated
Net cash provided by operating activities	$ 23,465	$ 210,791	$ 28,306	$ –	$ 262,562
Cash flows from investing activities:					
Routine capital expenditures	–	(106,075)	(9,100)	–	(115,175)
Development capital expenditures	–	(44,860)	(5,462)	–	(50,322)
Acquisitions, net of cash acquired	–	(178,212)	–	–	(178,212)
Sale of assets	–	1,260	–	–	1,260
Purchase of insurance subsidiary investments	–	–	(38,041)	–	(38,041)
Sale of insurance subsidiary investments	–	–	38,363	–	38,363
Net change in insurance subsidiary cash and cash equivalents	–	–	(21,285)	–	(21,285)
Change in other investments	–	1,465	–	–	1,465
Capital contribution to insurance subsidiary	–	(8,600)	–	8,600	–
Other	–	(539)	–	–	(539)
Net cash used in investing activities	–	(335,561)	(35,525)	8,600	(362,486)
Cash flows from financing activities:					
Proceeds from borrowings under revolving credit	1,784,300	–	–	–	1,784,300
Repayment of borrowings under revolving credit	(1,757,100)	–	–	–	(1,757,100)
Proceeds from issuance of term loan, net of discount	97,500	–	–	–	97,500
Repayment of other long-term debt	(7,000)	(95)	(3,569)	–	(10,664)
Payment of deferred financing costs	(1,465)	–	–	–	(1,465)
Contribution made by noncontrolling interests	–	–	200	–	200
Distribution made to noncontrolling interests	–	–	(3,829)	–	(3,829)
Purchase of noncontrolling interests	–	–	(719)	–	(719)
Issuance of common stock	147	–	–	–	147
Capital contribution to insurance subsidiary	–	–	8,600	(8,600)	–
Change in intercompany accounts	(139,847)	140,410	(563)	–	–
Net cash provided by (used in) financing activities	(23,465)	140,315	120	(8,600)	108,370
Change in cash and cash equivalents	–	15,545	(7,099)	–	8,446
Cash and cash equivalents at beginning of period	–	21,825	19,736	–	41,561
Cash and cash equivalents at end of period	$ –	$ 37,370	$ 12,637	$ –	$ 50,007

KINDRED HEALTHCARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18 – CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

Condensed Consolidating Statement of Cash Flows (Continued)

(In thousands)	Year ended December 31, 2011				
	Parent company/ issuer	Guarantor subsidiaries	Non-guarantor subsidiaries	Consolidating and eliminating adjustments	Consolidated
Net cash provided by (used in) operating activities	$ (34,018)	$ 175,419	$ 15,805	$(3,500)	$ 153,706
Cash flows from investing activities:					
Routine capital expenditures	–	(128,976)	(3,927)	–	(132,903)
Development capital expenditures	–	(87,655)	–	–	(87,655)
Acquisitions, net of cash acquired	–	(745,630)	30,172	–	(715,458)
Sale of assets	–	1,714	–	–	1,714
Purchase of insurance subsidiary investments	–	–	(35,623)	–	(35,623)
Sale of insurance subsidiary investments	–	–	46,307	–	46,307
Net change in insurance subsidiary cash and cash equivalents	–	–	(14,213)	–	(14,213)
Change in other investments	–	1,003	–	–	1,003
Other	–	(512)	–	–	(512)
Net cash provided by (used in) investing activities	–	(960,056)	22,716	–	(937,340)
Cash flows from financing activities:					
Proceeds from borrowings under revolving credit	2,126,800	–	–	–	2,126,800
Repayment of borrowings under revolving credit	(2,198,300)	–	–	–	(2,198,300)
Proceeds from issuance of senior unsecured notes	550,000	–	–	–	550,000
Proceeds from issuance of term loan, net of discount	693,000	–	–	–	693,000
Repayment of other long-term debt	(3,500)	(345,469)	(1,909)	–	(350,878)
Payment of deferred financing costs	(9,098)	–	–	–	(9,098)
Purchase of noncontrolling interests	–	–	(7,292)	–	(7,292)
Issuance of common stock	3,019	–	–	–	3,019
Change in intercompany accounts	(1,128,679)	1,134,763	(6,084)	–	–
Insurance subsidiary distribution	–	–	(3,500)	3,500	–
Other	776	–	–	–	776
Net cash provided by (used in) financing activities	34,018	789,294	(18,785)	3,500	808,027
Change in cash and cash equivalents	–	4,657	19,736	–	24,393
Cash and cash equivalents at beginning of period	–	17,168	–	–	17,168
Cash and cash equivalents at end of period	$ –	$ 21,825	$ 19,736	$ –	$ 41,561

NOTE 18 – CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

Condensed Consolidating Statement of Cash Flows (Continued)

(In thousands)	Year ended December 31, 2010				
	Parent company/ issuer	Guarantor subsidiaries	Non-guarantor subsidiaries	Consolidating and eliminating adjustments	Consolidated
Net cash provided by (used in) operating activities	$ 36,973	$ 198,901	$ (4,086)	$(21,800)	$ 209,988
Cash flows from investing activities:					
Routine capital expenditures	–	(108,896)	–	–	(108,896)
Development capital expenditures	–	(67,841)	–	–	(67,841)
Acquisitions	–	(279,794)	–	–	(279,794)
Sale of assets	–	649	–	–	649
Purchase of insurance subsidiary investments	–	–	(43,913)	–	(43,913)
Sale of insurance subsidiary investments	–	–	82,736	–	82,736
Net change in insurance subsidiary cash and cash equivalents	–	–	(8,521)	–	(8,521)
Change in other investments	–	2	–	–	2
Other	–	962	–	–	962
Net cash provided by (used in) investing activities	–	(454,918)	30,302	–	(424,616)
Cash flows from financing activities:					
Proceeds from borrowings under revolving credit	2,030,800	–	–	–	2,030,800
Repayment of borrowings under revolving credit	(1,812,800)	–	–	–	(1,812,800)
Repayment of other long-term debt	–	(86)	–	–	(86)
Payment of deferred financing costs	(2,831)	–	–	–	(2,831)
Issuance of common stock	49	–	–	–	49
Change in intercompany accounts	(252,446)	256,862	(4,416)	–	–
Insurance subsidiary distribution	–	–	(21,800)	21,800	–
Other	255	106	–	–	361
Net cash provided by (used in) financing activities	(36,973)	256,882	(26,216)	21,800	215,493
Change in cash and cash equivalents	–	865	–	–	865
Cash and cash equivalents at beginning of period	–	16,303	–	–	16,303
Cash and cash equivalents at end of period	$ –	$ 17,168	$ –	$ –	$ 17,168

NOTE 19 – LEGAL AND REGULATORY PROCEEDINGS

The Company provides services in a highly regulated industry and is subject to various legal actions (some of which are not insured) and regulatory and other governmental audits and investigations from time to time. These matters could (1) require the Company to pay substantial damages, fines, penalties or amounts in judgments or settlements, which individually or in the aggregate could exceed amounts, if any, that may be recovered under the Company's insurance policies where coverage applies and is available; (2) cause the Company to incur substantial expenses; (3) require significant time and attention from the Company's management; (4) subject the Company to sanctions including possible exclusions from the Medicare and Medicaid programs; and (5) cause the Company to close or sell one or more facilities or otherwise modify the way the Company conducts business. The ultimate resolution of these matters, whether as a result of litigation or settlement, could have a material adverse effect on the Company's business, financial position, results of operations and liquidity.

In accordance with authoritative accounting guidance related to loss contingencies, the Company records an accrued liability for litigation and regulatory matters that are both probable and can be reasonably estimated. Additional losses in excess of amounts accrued may be reasonably possible. The Company reviews loss contingencies that are reasonably possible and determines whether an estimate of the possible loss or range of loss, individually or in aggregate, can be disclosed in the Company's consolidated financial statements. These estimates are based upon currently available information for those legal and regulatory proceedings in which the Company is involved, taking into account the Company's best estimate of losses for those matters for which such estimate can be made. The Company's estimates involve significant judgment, given that (1) these legal and regulatory proceedings are in early stages; (2) discovery is not completed; (3) damages sought in these legal and regulatory proceedings can be unsubstantiated or indeterminate; (4) the matters present legal uncertainties or evolving areas of law; (5) there are often significant facts in dispute; and (6) there is a wide range of possible outcomes. Accordingly, the Company's estimated loss or range of loss may change from time to time, and actual losses may be more or less than the current estimate. At this time, no estimate of the possible loss or range of loss, individually or in the aggregate, in excess of the amounts accrued, if any, can be made regarding the matters described below.

Set forth below are descriptions of the Company's significant legal proceedings.

Medicare and Medicaid payment reviews, audits and investigations – as a result of the Company's participation in the Medicare and Medicaid programs, the Company faces and is currently subject to various governmental reviews, audits and investigations to verify the Company's compliance with these programs and applicable laws and regulations. The Company is routinely subject to audits under various government programs, such as the CMS Recovery Audit Contractor program, in which third party firms engaged by CMS conduct extensive reviews of claims data and medical and other records to identify potential improper payments to healthcare providers under the Medicare program. In addition, the Company, like other hospitals, nursing center operators and rehabilitation therapy service contractors, is subject to ongoing investigations by the U.S. Department of Health and Human Services Office of Inspector General into the billing of rehabilitation services provided to Medicare patients and general compliance with conditions of participation in the Medicare and Medicaid programs. Private pay sources such as third party insurance and managed care entities also often reserve the right to conduct audits. The Company's costs to respond to and defend any such reviews, audits and investigations can be significant and are likely to increase in the current enforcement environment. These audits and investigations may require the Company to refund or retroactively adjust amounts that have been paid under the relevant government program or by other payors. Further, an adverse review, audit or investigation also could result in other adverse consequences, particularly if the underlying conduct is found to be pervasive or systemic. These consequences include (1) state or federal agencies imposing fines, penalties and other sanctions on the Company; (2) loss of the

NOTE 19 – LEGAL AND REGULATORY PROCEEDINGS (Continued)

Company's right to participate in the Medicare or Medicaid programs or one or more third party payor networks; and/or (3) damage to the Company's reputation in various markets, which could adversely affect the Company's ability to attract patients, residents and employees.

Whistleblower lawsuits – the Company is also subject to *qui tam* or "whistleblower" lawsuits under the False Claims Act and comparable state laws for allegedly submitting fraudulent bills for services to the Medicare and Medicaid programs. These lawsuits involve monetary damages, fines, attorneys' fees and the award of bounties to private *qui tam* plaintiffs who successfully bring these lawsuits and to the respective government programs. The Company also could be subject to civil penalties (including the loss of the Company's licenses to operate one or more facilities or healthcare activities), criminal penalties (for violations of certain laws and regulations), and exclusion of one or more facilities or healthcare activities from participation in the Medicare, Medicaid and other federal and state healthcare programs.

Employment-related lawsuits – the Company's operations are subject to a variety of federal and state employment-related laws and regulations, including but not limited to the U.S. Fair Labor Standards Act, regulations of the Equal Employment Opportunity Commission, the Office of Civil Rights and state attorneys general, federal and state wage and hour laws and a variety of laws enacted by the federal and state governments that govern these and other employment-related matters. Accordingly, the Company is currently subject to employee-related claims, class action and other lawsuits and proceedings in connection with the Company's operations, including but not limited to those related to alleged wrongful discharge, illegal discrimination and violations of equal employment and federal and state wage and hour laws. Because labor represents such a large portion of the Company's operating costs, non-compliance with these evolving federal and state laws and regulations could subject the Company to significant back pay awards, fines and additional lawsuits and proceedings. These claims, lawsuits and proceedings are in various stages of adjudication or investigation and involve a wide variety of claims and potential outcomes. Based upon currently available information, the Company has recorded a $5 million loss provision related to these claims, lawsuits and proceedings during 2012, but the actual losses may be more than the provision for loss.

Minimum staffing lawsuits – various states in which the Company operates hospitals and nursing and rehabilitation centers have established minimum staffing requirements or may establish minimum staffing requirements in the future. While the Company seeks to comply with all applicable staffing requirements, the regulations in this area are complex and the Company may experience compliance issues from time to time. Failure to comply with such minimum staffing requirements may result in one or more facilities failing to meet the conditions of participation under relevant federal and state healthcare programs and the imposition of significant fines, damages or other sanctions. Private litigation involving these matters also has become more common, and certain of the Company's facilities are the subject of a class action lawsuit involving claims that these facilities did not meet relevant staffing requirements from time to time since 2006.

Ordinary course matters – in addition to the matters described above, the Company is subject to investigations, claims and lawsuits in the ordinary course of business, including professional liability claims, particularly in the Company's hospital and nursing and rehabilitation center operations. In many of these claims, plaintiffs' attorneys are seeking significant fines and compensatory and punitive damages, along with attorneys' fees. The Company maintains professional and general liability insurance in amounts and coverage that management believes are sufficient for the Company's operations. However, the Company's insurance may not cover all claims against the Company or the full extent of the Company's liability.

KINDRED HEALTHCARE, INC.
QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)
(In thousands, except per share amounts)

The following table represents summary quarterly consolidated financial information (unaudited) for the years ended December 31, 2012 and 2011:

	2012 (a)			
	First	Second	Third	Fourth
Revenues	$1,576,359	$1,533,235	$1,523,976	$1,547,721
Net income (loss):				
Income (loss) from continuing operations	20,955	16,216	10,350	(79,892)
Discontinued operations, net of income taxes:				
Loss from operations	(1,143)	(597)	(463)	(5)
Loss on divestiture of operations	(1,170)	(356)	(2,280)	(939)
Net income (loss)	18,642	15,263	7,607	(80,836)
(Earnings) loss attributable to noncontrolling interests	(451)	239	(41)	(790)
Income (loss) attributable to Kindred	18,191	15,502	7,566	(81,626)
Earnings (loss) per common share:				
Basic:				
Income (loss) from continuing operations	0.39	0.31	0.19	(1.56)
Discontinued operations:				
Loss from operations	(0.02)	(0.01)	(0.01)	–
Loss on divestiture of operations	(0.02)	(0.01)	(0.04)	(0.02)
Net income (loss)	0.35	0.29	0.14	(1.58)
Diluted:				
Income (loss) from continuing operations	0.39	0.31	0.19	(1.56)
Discontinued operations:				
Loss from operations	(0.02)	(0.01)	(0.01)	–
Loss on divestiture of operations	(0.02)	(0.01)	(0.04)	(0.02)
Net income (loss)	0.35	0.29	0.14	(1.58)
Shares used in computing earnings (loss) per common share:				
Basic	51,603	51,664	51,676	51,692
Diluted	51,638	51,675	51,709	51,692
Market prices:				
High	13.62	10.87	12.76	12.13
Low	8.63	7.60	8.80	9.68

	2011 (a)			
	First	Second	Third	Fourth
Revenues	$1,189,851	$1,288,478	$1,508,164	$1,517,435
Net income (loss):				
Income (loss) from continuing operations	22,679	(6,343)	1,145	(65,534)
Income (loss) from discontinued operations	(582)	390	881	(6,355)
Net income (loss)	22,097	(5,953)	2,026	(71,889)
(Earnings) loss attributable to noncontrolling interests	–	421	(241)	58
Income (loss) attributable to Kindred	22,097	(5,532)	1,785	(71,831)
Earnings (loss) per common share:				
Basic:				
Income (loss) from continuing operations	0.57	(0.14)	0.02	(1.28)
Income (loss) from discontinued operations	(0.01)	0.01	0.01	(0.12)
Net income (loss)	0.56	(0.13)	0.03	(1.40)
Diluted:				
Income (loss) from continuing operations	0.56	(0.14)	0.02	(1.28)
Income (loss) from discontinued operations	(0.01)	0.01	0.01	(0.12)
Net income (loss)	0.55	(0.13)	0.03	(1.40)
Shares used in computing earnings (loss) per common share:				
Basic	39,035	43,231	51,329	51,335
Diluted	39,543	43,231	51,406	51,335
Market prices:				
High	26.27	28.99	23.69	13.12
Low	17.85	20.53	8.62	7.67

(a) See accompanying discussion of certain quarterly items.

KINDRED HEALTHCARE, INC.
QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED) (Continued)

SIGNIFICANT QUARTERLY ADJUSTMENTS

The following is a description of significant quarterly adjustments recorded during 2012, 2011 and 2010:

Fourth quarter 2012

Operating results for the fourth quarter of 2012 included pretax charges related to employee severance costs of $3.4 million and contract cancellation costs of $0.9 million incurred in connection with restructuring activities, employee retention costs incurred in connection with the decision to allow the leases to expire for 54 nursing and rehabilitation centers leased from Ventas of $0.9 million, transaction-related costs of $0.6 million, a lease cancellation charge of $0.1 million and impairment charges of $107.9 million.

Third quarter 2012

Operating results for the third quarter of 2012 included pretax charges related to employee retention costs incurred in connection with the decision to allow the leases to expire for 54 nursing and rehabilitation centers leased from Ventas of $0.6 million, transaction-related costs of $0.5 million and a lease cancellation charge of $0.6 million.

Second quarter 2012

Operating results for the second quarter of 2012 included pretax charges related to employment-related lawsuits of $5.0 million, costs incurred in connection with the closing of two TC hospitals and the cancellation of a sub-acute unit project of $2.3 million, costs incurred in connection with the decision to allow the leases to expire for 54 nursing and rehabilitation centers leased from Ventas of $0.7 million, transaction-related costs of $0.6 million and a lease cancellation charge of $0.9 million.

First quarter 2012

Operating results for the first quarter of 2012 included pretax charges related to costs incurred in connection with the closing of a regional office of $2.2 million and transaction-related costs of $0.5 million.

Fourth quarter 2011

Operating results for the fourth quarter of 2011 included pretax charges related to severance and retirement costs of $0.6 million, transaction-related costs of $4.4 million, a lease cancellation charge of $1.8 million, impairment charges of $91.5 million and a loss on the divestiture of a hospital of $1.5 million.

Third quarter 2011

Operating results for the third quarter of 2011 included pretax charges related to severance and retirement costs of $1.3 million, transaction-related costs of $5.3 million and impairment charges of $26.7 million.

Second quarter 2011

Operating results for the second quarter of 2011 included pretax charges related to severance and retirement costs of $14.9 million, transaction-related costs of $20.0 million and financing costs related to the RehabCare Merger of $11.8 million.

First quarter 2011

Operating results for the first quarter of 2011 included pretax charges related to transaction-related costs of $4.2 million and financing costs related to the RehabCare Merger of $2.0 million.

KINDRED HEALTHCARE, INC.
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands)

	Balance at beginning of period	Additions: Charged to costs and expenses	Additions: Other	Additions: Acquisitions	Deductions or payments	Balance at end of period
Allowance for loss on accounts receivable:						
Year ended December 31, 2010	$20,156	$24,397	$ –	$ –	$(30,969)	$13,584
Year ended December 31, 2011	13,584	35,133	–	–	(18,971)	29,746
Year ended December 31, 2012	29,746	23,692	–	–	(29,479)	23,959
Allowance for deferred taxes:						
Year ended December 31, 2010	$35,070	$ –	$3,833(a)	$ –	$ (472)	$38,431
Year ended December 31, 2011	38,431	–	163(a)	112	(75)	38,631
Year ended December 31, 2012	38,631	–	7,352(a)	3,031	(37)	48,977

(a) The Company identified deferred income tax assets for state income tax NOLs of $52.7 million, $42.1 million, and $42.2 million at December 31, 2012, December 31, 2011 and December 31, 2010, respectively, and a corresponding deferred income tax valuation allowance of $48.4 million, $38.0 million and $37.8 million at December 31, 2012, December 31, 2011 and December 31, 2010, respectively, after determining that a portion of these net deferred income tax assets were not realizable.

Executive Officers

Paul J. Diaz
Chief Executive Officer

Benjamin A. Breier
President and Chief Operating Officer

Richard A. Lechleiter
Executive Vice President and Chief Financial Officer

Lane M. Bowen
Executive Vice President and President,
Nursing Center Division

Jeffrey P. Winter
Executive Vice President and President, Hospital Division

Richard E. Chapman
Executive Vice President and Chief Administrative and
Information Officer

Patricia M. Henry
President, RehabCare

William M. Altman
Executive Vice President for Strategy, Policy and
Integrated Care

Joseph L. Landenwich
Co-General Counsel and Corporate Secretary

Gregory C. Miller
Chief Development Officer

M. Suzanne Riedman
General Counsel and Chief Diversity Officer

Directors

Edward L. Kuntz
Chairman

Joel Ackerman
Chief Executive Officer
Champions Oncology, Inc.

Jonathan D. Blum
Senior Vice President, Chief Public Affairs Officer and
Chief Global Nutrition Officer
Yum! Brands, Inc.

Thomas P. Cooper, M.D.
Founder and Vice Chairman
Vericare Management, Inc.

Paul J. Diaz
Chief Executive Officer

Christopher T. Hjelm
Senior Vice President and Chief Information Officer
The Kroger Co.

Isaac Kaufman
Senior Vice President and Chief Financial Officer
Advanced Medical Management, Inc.

Frederick J. Kleisner
Former President and Chief Executive Officer
Morgans Hotel Group Co.

Eddy J. Rogers, Jr.
Partner
Andrews Kurth LLP

John H. Short, Ph.D.
Former President and Chief Executive Officer
RehabCare Group, Inc.

Phyllis R. Yale
Senior Advisor
Bain & Company, Inc.

Corporate Information

Annual Meeting
The annual meeting of shareholders will be held at the Grand Hyatt New York, 109 East 42nd Street at Grand Central Terminal, New York, New York 10017, on May 21, 2013. Formal notice of the meeting, together with instructions on how to access the Company's proxy statement and form of proxy, is sent to each holder of the Company's common stock.

Additional Information
The Company's reports filed with the Securities and Exchange Commission, including our Annual Report on Form 10-K, may be obtained without charge upon written request to the Corporate Secretary at the Company's corporate address or electronically through our website. Please visit our website, www.kindredhealthcare.com, for additional information about the Company, including governance-related documents.

Stock Listing
Kindred Healthcare, Inc. common stock is listed on the New York Stock Exchange under the ticker symbol KND. As of March 28, 2013, there were 54,046,740 shares of the Company's stock, $0.25 par value, outstanding.

Transfer Agent and Registrar
Computershare
250 Royall Street
Canton, Massachusetts 02021
Telephone: 1.800.736.3001
www.computershare.com

Corporate Address
680 South Fourth Street
Louisville, Kentucky 40202
Telephone: 1.800.596.7300
www.kindredhealthcare.com